As filed with the Securities and Exchange Commission on March 6, 2012

Registration Statement No. 333-179034

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 2
TO
FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

GasLog Ltd.
(Exact name of Registrant as specified in its charter)

Bermuda (State or Other Jurisdiction of Incorporation or Organization)	4400 (Primary Standard Industrial Classification Code Number)	N/A (I.R.S. Employer Identification No.)

c/o GasLog Monaco S.A.M.
Gildo Pastor Center
7 Rue du Gabian
MC 98000, Monaco
+377 97 97 51 15
(Address, Including Zip Code, and Telephone Number,
Including Area Code, of Registrant’s Principal Executive Offices)

CT Corporation System
111 Eighth Avenue
New York, New York 10011
(212) 590-9338
(Name and Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

William P. Rogers, Jr., Esq. Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, New York 10019 (212) 474-1000 (telephone number) (212) 474-3700 (facsimile number)	Stephen P. Farrell, Esq. Finnbarr D. Murphy, Esq. Morgan, Lewis & Bockius LLP 101 Park Avenue New York, New York 10178 (212) 309-6050 (telephone number) (212) 309-6001 (facsimile number)

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

(Subject to Completion) Issued March 6, 2012

PROSPECTUS

Common Shares

GasLog Ltd.

GasLog Ltd. is offering its common shares. This is our initial public offering and no public market currently exists for our shares. We anticipate that the initial public offering price will be between $   and $   per share.

We are applying to have our common shares listed on the New York Stock Exchange under the symbol “GLOG”.

Concurrently with the public offering of common shares pursuant to this prospectus, we are also selling   common shares through a private placement to our directors, at the public offering price.

Investing in our common shares involves risks. See “Risk Factors” beginning on page 14.

PRICE $   PER SHARE

	Per Share	Total
Public Offering Price	$	$
Underwriting Discounts and Commissions	$	$
Proceeds to Company	$	$

GasLog Ltd. has granted the underwriters the right to purchase up to an additional   shares.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares to purchasers on  , 2012.

Goldman, Sachs & Co.	Citigroup
J.P. Morgan	UBS Investment Bank

 , 2012

GasLog Savannah

GasLog Singapore

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date. Information contained on our website does not constitute part of this prospectus.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. You should carefully read this entire prospectus, including the historical financial statements and the notes to those financial statements. You should pay special attention to the “Risk Factors” section beginning on page 14 of this prospectus to determine whether an investment in our common shares is appropriate for you.

Unless otherwise indicated, references in this prospectus to “GasLog”, the “Company”, the “Group”, “we”, “our”, “us” or similar terms refer to GasLog Ltd. or any one or more of its subsidiaries or their predecessors, or to such entities collectively. References to “BG Group” refer to BG Group plc or any one or more of its subsidiaries or to such entities collectively; references to “Samsung Heavy Industries” refer to Samsung Heavy Industries Co., Ltd.; and references to “Shell” refer to Royal Dutch Shell plc or any one or more of its subsidiaries or to such entities collectively. For the definition of certain terms used in this prospectus, see the “Glossary of Terms” beginning on page 166 of this prospectus.

Unless otherwise indicated, all references to currency amounts in this prospectus are in U.S. dollars, all information in this prospectus assumes that the underwriters’ option to purchase additional shares is not exercised and all share numbers give effect to the  -for-1 share split effected on  , 2012.

Business Overview

We are a growth-oriented international owner, operator and manager of liquefied natural gas (“LNG”) carriers providing support to international energy companies as part of their LNG logistics chain. Our owned fleet consists of 10 wholly owned LNG carriers, including two ships delivered to us in 2010 and eight LNG carriers to be constructed by the world’s leading LNG shipbuilder, Samsung Heavy Industries. We currently manage and operate 14 LNG carriers, which includes our owned ships, as well as 11 ships owned or leased by BG Group, a leading participant in the global energy and natural gas markets, and one additional LNG carrier in which we have a 25% interest. All of our ten owned ships are, or when delivered will be, newly-built LNG carriers equipped with the latest tri-fuel diesel electric propulsion technology, which lowers the fuel cost to charterers and environmental emissions compared to traditional steam-powered LNG carriers. We have secured multi-year time charter contracts for the two ships delivered to us in 2010 and six of our newbuilding ships on order that from December 31, 2011 provide total contracted revenue in excess of $1.2 billion during their initial terms, which expire between 2015 and 2021. Our owned fleet includes:

•	the GasLog Savannah, a 2010-built LNG carrier currently operating under a time charter to a subsidiary of BG Group, the initial term of which expires in 2015;

•	the GasLog Singapore, a 2010-built LNG carrier currently operating under a time charter to a subsidiary of BG Group, the initial term of which expires in 2016;

•

four LNG carriers on order at Samsung Heavy Industries in South Korea, scheduled for completion in 2013, for which time charters commencing upon delivery have been secured with a subsidiary of BG Group for initial terms of five years (two ships) and six years (two ships);

•

two LNG carriers on order at Samsung Heavy Industries in South Korea, scheduled for completion in 2013 (one ship) and 2014 (one ship), for which time charters commencing upon delivery have been secured with a subsidiary of Shell for initial terms of seven years; and

•	two LNG carriers on order at Samsung Heavy Industries in South Korea, scheduled for completion in 2014 (one ship) and 2015 (one ship), for which we are continuing to evaluate charter opportunities.

In addition to our committed order book, we have options to purchase two additional LNG carriers from Samsung Heavy Industries that expire in 2012 and, as mentioned above, we have a 25% interest in an additional ship, the Methane Nile Eagle, a 2007-built LNG carrier technically managed by us that is currently operating under a 20-year time charter to a subsidiary of BG Group. We have not yet decided whether we will exercise the options.

The total contract price for our eight newbuilding ships on order is approximately $1.55 billion, of which $124.4 million has been paid to date. We have entered into three loan agreements aggregating

$856 million for six of our newbuildings and we have received loan financing commitments aggregating $272.5 million for our other two newbuildings. Borrowings under these facilities will bear interest at floating rates, will be repayable over periods ranging from six to 12 years, will require us to comply with certain financial and operating covenants and will be secured by mortgages on the ships. We expect to fund the balance of the total contract price with the proceeds of this offering. In the event we decide to exercise our options to order two additional ships from Samsung, we expect to finance the costs with cash from operations and a combination of debt and equity financing.

We have structured our order book of new LNG carriers to have staggered delivery dates, facilitating a smooth integration of the ships into our fleet as well as meaningful annual growth through 2015. Upon delivery of the last of our eight contracted newbuildings in 2015, our owned fleet will have an average age of 1.9 years, making it one of the youngest in the industry.

We currently focus on multi-year time charters, as we believe that their economic terms offer us a combination of return on our investment, rate stability and re-chartering flexibility. Our current time charters have initial terms of up to seven years and include options that permit the charterers to extend the terms for successive multi-year periods under hire rate provisions that are comparable to those prevailing at the end of the expiring term. We will continue to evaluate the attractiveness of longer and shorter term chartering opportunities as the commercial characteristics of the LNG carrier industry evolve.

Our wholly owned subsidiary, GasLog LNG Services Ltd., or “GasLog LNG Services”, exclusively handles the technical management of our fleet and has been the sole technical manager of BG Group’s owned fleet of LNG carriers for over 10 years. As a result, we have had a longer presence in LNG shipping than many other independent owners of LNG carriers currently in the industry, and during that time we have established a track record for efficient, safe and reliable operation of LNG carriers.

Business Opportunities

With the global demand for natural gas increasing and LNG’s share of the international natural gas trade expanding within the sector, we believe the following attributes of the LNG industry create opportunities for us to successfully execute our business plan and expand our business:

•

Natural gas and LNG are strong and growing components of global energy sources. Natural gas accounted for 24% of the world’s energy consumption in 2010, and over the last two decades has been one of the world’s fastest growing energy sources, growing at twice the rate of oil consumption over the same period. We believe LNG, which accounted for 31% of overall cross-border trade of natural gas in 2010, will continue to increase its share in the mid-term future. Because of the cost and environmental advantages of natural gas relative to other energy sources, together with the increased availability of natural gas, we believe that demand for natural gas and LNG in particular will continue to grow in the future.

•

The demand for LNG shipping is experiencing significant growth. Disparities in the location of natural gas reserves and the nations that consume natural gas have resulted in a rise in the percentage of natural gas traded between countries as well as an increase in the portion that is being transported in the form of LNG. This is being driven by the growing distances between natural gas sources and its users, the greater flexibility and generally lower capital costs of shipping natural gas in the form of LNG, as well as the reduced environmental impact, as compared to transportation by pipeline. Additionally, price disparity between markets is becoming a feature of the LNG trade market, with a significant difference in terms of the prices that Far Eastern and American buyers are willing to pay for LNG, creating arbitrage opportunities for LNG producers and traders. Planned capacity increases in liquefaction and regasification terminals are anticipated to increase export capacity significantly, requiring additional LNG carriers to support trade activity. Based on the current project pipeline of liquefaction projects that are planned or under construction, liquefaction capacity is expected to increase by 38% by 2016, requiring an additional 100 LNG carriers, compared to a current global order book of 58 ships. For more details about these liquefaction projects and the current global order book, see “The LNG Shipping Industry”.

•

A limited newbuilding order book and high barriers to entry should restrict the supply of new LNG carriers. The current order book of LNG carriers represents only 17% of current LNG carrier fleet capacity, with only modest increases expected in 2012, 2013 and 2014, respectively. We also believe that significant barriers to entry exist in the LNG shipping sector, given the large capital requirements, the limited availability of financing, the limited availability of qualified ship personnel and the need for a high degree of technical management capabilities. The industry is also known to have a demanding customer base that requires the highest quality operating standards. Finally, we believe the limited construction capacity at high-quality shipyards and the long lead-time required for the construction of LNG carriers should also restrict the supply of new LNG carriers in the near-term.

•

Stringent customer certification standards favor experienced, high-quality operators. Energy companies have established increasingly high operational, safety and financial standards that independent owners of LNG carriers generally must meet in order to qualify for employment in their programs. As we have managed LNG carriers for BG Group for over 10 years and our technical management operations have also been vetted by four other major energy companies, we believe that these rigorous and comprehensive certification standards will enhance our ability to compete for new customers and charters relative to less qualified and less experienced ship operators.

•

Increasing ownership of the global LNG carrier fleet by independent owners. Independent owners have increased their share of the global LNG carrier fleet from approximately 25.8% in 2001, to 31.2% as of January 2012. Orders by independent owners represent 72.4% of the current global order book. We believe private and state-owned energy companies will continue to seek high-quality independent owners for their growing LNG shipping requirements in the future, driven in part by large capital requirements and a recognition that LNG ship-owning and operation are outside of their core areas of expertise.

•

Strong preference for modern ships equipped with the latest tri-fuel diesel electric technology. Today 71% of the global LNG carrier fleet is equipped with steam turbine propulsion, while approximately 90% of the LNG carriers currently on order will have diesel electric propulsion. We believe that most charterers prefer the newer diesel electric propulsion technology because it offers significantly lower fuel consumption and emissions as compared with steam-powered ships. Based on average prices for heavy fuel oil in Singapore during 2011, tri-fuel diesel electric propulsion offers estimated savings of over 30%, or approximately $33,040 to $41,300 per day, for a ship operating on fuel oil at a speed of 19.5 knots in laden condition, compared to conventional steam turbine propulsion. As all of the LNG carriers in our owned fleet are modern ships with tri-fuel diesel electric propulsion, we believe we are well positioned to benefit from this trend.

We can provide no assurance, however, that the industry dynamics described above will continue or that we will be able to capitalize on these opportunities. Please read “Risk Factors” and “The LNG Shipping Industry”.

Our Competitive Strengths

We believe that our future business prospects are well supported by the following factors:

•

Significant built-in growth through fleet expansion. Our fleet of wholly owned LNG carriers will grow from its current position of two to 10 ships by the first quarter of 2015, all of which we expect to be employed on multi-year time charters. Our order book represents one of the largest in the LNG shipping industry at a time when ship capacity is constrained and demand is expected to increase.

•

Predictable and high-growth cash flow profile through secured charter contracts. Our multi-year time charters vary in duration and have staggered ending dates, with initial terms that expire between 2015 and 2021. We believe our revenue and cash flow profile should exhibit meaningful growth and be relatively predictable. Our contracted revenues are supported by the protections inherent in our charters, including review provisions and cost pass-through provisions.

•

Strong credit-worthy counterparties. We have secured multi-year time charter contracts with BG Group and Shell for eight of the ten ships in our owned fleet, including six of our newbuilding ships on order. By contracting with companies that we believe are financially strong such as BG Group and Shell, we believe we have minimized our counterparty risk.

•

Demonstrated access to financing. We funded our two LNG carriers that were delivered in 2010, the GasLog Savannah and the GasLog Singapore, through debt financing as well as equity provided by our controlling shareholder, Ceres Shipping. We have entered into loan agreements and received loan financing commitments that, together with the proceeds of this offering, will fully fund our committed order book of eight LNG carriers. We believe that being able to access financing will improve our ability to capture market opportunities.

•

Newly-constructed and high specification LNG carriers with most advanced tri-fuel diesel electric propulsion technology. We believe that our ships offer attractive characteristics that provide a competitive advantage in securing future charters with customers and enhance the ships’ earnings potential. Upon delivery of the last of our eight contracted newbuildings in 2015, our owned fleet will be among the youngest of any LNG shipping operator, with an average ship age of 1.9 years. The 155,000 cbm size of each of our 10 owned ships is compatible with most of the existing LNG terminals around the globe. In addition, all of our owned ships will be sister ships, which enables us to benefit from economies of scale and operating efficiencies in ship construction, crew training, crew rotation and shared spare parts. Each ship is or will be equipped with the latest tri-fuel diesel electric propulsion technology, which is equipped on only 13% of the current global LNG carrier fleet. This propulsion technology significantly reduces both fuel costs and emissions relative to steam turbine propulsion.

•

In-house management company with a track record for efficiency, safety and operational performance. Our owned fleet is technically managed through our wholly owned subsidiary, GasLog LNG Services. This integrated approach allows us to offer our customers high-quality performance, reliability and efficiency while maintaining a close control over operating costs. GasLog LNG Services also actively supervises our new construction projects from design to delivery. As the sole technical manager to date of BG Group’s owned LNG carrier fleet over the last 10 years and more recently managing our own ships, we have developed significant experience and know-how in the operation of LNG carriers. We provide comprehensive onboard training for our officers and crews and we have recorded only four lost time injuries in nearly 15 million exposure hours. We believe that existing and prospective customers will seek to engage with our company for their chartering needs as a result of the combination of our safety track record, strong technical capabilities and reputation for high operating standards.

•

Experienced leadership team with extensive relationships in the LNG shipping sector. Our leadership team and ship personnel have managed and operated LNG carriers since 2001. During this time, we believe we have established a track record in the industry for operational excellence and acquired significant experience in the operation and ownership of high-specification LNG carriers. Our senior executives have an average of 17 years of shipping experience, a substantial portion of which has been in the LNG sector. In addition, under the leadership of our chairman and chief executive officer, we have developed an extensive network of relationships with major energy companies, leading LNG shipyards, global financial institutions and other key participants throughout the shipping industry. We believe all these factors will collectively enhance our ability to attract new LNG business opportunities and implement our growth strategy.

We can provide no assurance, however, that we will be able to utilize our strengths described above. Please read “Risk Factors” and “The LNG Shipping Industry”.

Our Business Strategies

Our primary business objective is to build upon our strengths with a view to maximizing value for our shareholders by executing the following strategies:

•

Capitalize on growing demand for LNG shipping. We plan to take delivery of our eight newbuilding ships over the next few years, the earnings of which will position us financially to meet the growing demand for LNG shipping. We believe our industry reputation and relationships position us well to further expand our owned fleet to the extent that such capacity additions are accretive to returns.

•

Pursue a multi-year chartering strategy. Consistent with our focus on multi-year charters, we have secured time charters for the two ships delivered to us in 2010 and six of our eight newbuilding LNG carriers with five to seven year initial terms and staggered maturities. We believe that this strategy offers us a combination of return on our investment, rate stability, cash-flow visibility and re-chartering flexibility. We plan to continue to pursue multi-year time charters for our ships as we evaluate additional growth opportunities and assess the attractiveness of longer and shorter-term employment opportunities to maximize returns in a risk-efficient manner. The duration and other terms of our charters may require the approval of our lenders in some cases.

•

Strengthen relationships with existing customers. We expect BG Group and Shell will further expand their LNG operations, and that their demand for LNG shipping capacity will consequently increase. While we cannot guarantee that BG Group and Shell will further expand their LNG operations or that they will use our services, we believe we are well positioned to support them in executing their growth plans if their demand for LNG carriers and services increases in the future.

•

Opportunistically seek to expand and diversify our customer base. We intend to cultivate relationships that we have with a number of major energy companies beyond our current customer base and explore relationships with other leading energy companies, with an aim to supporting their growth programs and capitalizing on attractive opportunities these programs may offer. We believe our operational expertise, in combination with our reputation and track record in LNG shipping, positions us favorably to capture additional commercial opportunities in the LNG industry.

•

Provide high-quality customer service that acts as a benchmark for the industry. We intend to adhere to the highest standards with regard to reliability, safety and operational excellence as we execute our fleet expansion plans. Maintaining the highest safety and technical standards will, we believe, give us greater commercial opportunities to service new and existing customers.

Our Relationship to Our Controlling Shareholders

Our chairman and chief executive officer, Peter G. Livanos, is our controlling shareholder through his ownership of Ceres Shipping Ltd., or “Ceres Shipping”, which has a majority ownership interest in Blenheim Holdings Ltd., or “Blenheim Holdings”. Following the completion of this offering and the concurrent private placement, Mr. Livanos will continue to be our controlling shareholder through his interest in Blenheim Holdings, which will hold approximately  % of our issued and outstanding common shares, assuming no exercise by the underwriters of their option to purchase additional shares. Accordingly, he will be able to control the outcome of most matters on which our shareholders are entitled to vote. Members of the Radziwill family, who have an indirect minority ownership interest in the Company through Blenheim Holdings, and the Alexander S. Onassis Foundation, or the “Onassis Foundation”, which has a minority ownership interest in the Company through Olympic LNG Investments Ltd., act as partners to the Livanos family in establishing the growth strategy for the Company. These shareholders have agreed with one another to provide equity funding on a pro rata basis prior to this offering and in the event that this offering is not consummated, in connection with the expansion of our owned fleet, although we do not have written agreements with them which would give us the right to require them to provide such funding.

The shipping activities of the Livanos family commenced more than 100 years ago, and Ceres Shipping also has interests in tankers, dry bulk carriers and containerships. Ceres Shipping’s LNG shipping activities commenced in 2001, and its operations in the LNG shipping sector are conducted exclusively through GasLog and our subsidiaries. Prior to the closing of this offering, Mr. Livanos, who controls Ceres Shipping and Blenheim Holdings, will enter into a restrictive covenant agreement with us pursuant to which he will agree that he will not directly or indirectly compete with our LNG shipping business. The agreement will terminate in the event that Mr. Livanos ceases to beneficially own at least 20% of our common shares and will not prohibit certain specified activities, including the ownership of certain minority interests in companies that may compete with the Company. See “Certain Relationships and Related Party Transactions”. In addition, Mr. Livanos and Blenheim Holdings will agree that, subject to certain exceptions, they will not sell any shares of the Company owned by them for 18 months following the closing of the offering.

The Onassis Foundation’s shipping business is managed through Olympic Shipping & Management S.A. It is the successor to Olympic Maritime S.A., a company established by Aristotle Onassis in Paris in 1952, and currently manages a fleet of tankers and dry bulk carriers. The Onassis Foundation has advised the Company that it currently intends for GasLog to be its sole vehicle for investing in the LNG business. We do not, however, have any written agreements in place that would prohibit the Onassis Foundation from investing in the LNG business outside of its investment in us.

Selected Risk Factors

Our ability to successfully implement our business strategy is dependent on our ability to manage a number of risks relating to our industry and our business. These risks include:

•

Our future performance depends on continued growth in LNG production and demand for LNG and LNG shipping, which could be significantly affected by the overall demand for and price of natural gas, which can be volatile. Growth in LNG production and demand for LNG and LNG shipping could also be negatively impacted by material delays in the construction of new liquefaction facilities, increases in the production levels of low-cost natural gas in domestic natural gas consuming markets or in areas linked by pipelines to consuming markets, new taxes or regulations affecting LNG production or liquefaction, or any significant explosion, spill or other incident involving an LNG facility or carrier.

•

Our controlling shareholder, Peter G. Livanos, who is also our chairman and chief executive officer, may have interests that are different from the interests of other shareholders. He will be able to control the outcome of most matters on which our shareholders are entitled to vote. Although we will enter into a restrictive covenant agreement with Mr. Livanos and Blenheim Holdings prior to the closing of this offering, we do not have any such agreements in place with our other shareholders, whose interests may conflict with ours.

•	We depend upon two customers for nearly all of our revenues, and the loss of either or both of these customers would result in a significant loss of revenues.

•

If any of our ships is unable to generate revenues for a significant period of time, including due to unexpected periods of off-hire or early charter termination, our business could be materially and adversely affected.

•

A number of marine transportation companies have entered the LNG shipping market in recent years, and the supply of LNG carriers has and is expected to continue to increase, driven in part by an increase in LNG production capacity. Although a significant portion of LNG carriers continue to be built for longer-term contracts tied to new LNG projects, some newbuilding orders have been placed without a firm charter in place. This expansion of the global LNG carrier fleet and increase in competition could adversely impact charter hire rates when we are seeking new time charters and could prevent us from expanding our relationships with existing customers or obtaining new customers.

•

Our substantial debt levels, consisting of $283.11 million of outstanding indebtedness as of December 31, 2011 and $1.13 billion in borrowings we expect to make in connection with the financing of our contracted newbuildings, could limit our flexibility to obtain additional financing and pursue other business opportunities. A failure to meet our payment and other obligations under our debt facilities, or to comply with the operating and financial covenants in the facilities, including covenants based on the value of our ships, could cause our loans to be accelerated and result in foreclosure on our ships.

For further discussion of the risks that we face, see “Risk Factors” beginning on page 14 of this prospectus.

Corporate and Ownership Structure

The following diagram provides a summary of our corporate and ownership structure after giving effect to this offering and the concurrent private placement, assuming no exercise by the underwriters of their option to purchase additional shares.

(1)

Peter G. Livanos, our chairman and chief executive officer, has a majority ownership interest in Blenheim Holdings through Ceres Shipping and through other shares of Blenheim Holdings held for the benefit of Mr. Livanos and members of his family. John S. Radziwill, the father of our vice chairman, Philip Radziwill, may be deemed to have an indirect minority ownership interest in Blenheim Holdings.

(2)	Reflects shares beneficially held by the directors and officers named in this prospectus other than Peter G. Livanos, whose shares are held through Blenheim Holdings.

(3)

BG Asia Pacific Ptd. Limited, a subsidiary of BG Group, and Eagle Gas Shipping Co. E.S.A., an entity affiliated with the government of Egypt, have 25% and 50% equity interests, respectively, in Egypt LNG Shipping Ltd.

Dividend Policy

Following this offering, we intend to pay a quarterly dividend of $   per share, or $   per share per year. As our fleet expands, we will evaluate future increases to the quarterly dividend consistent with our cash flow and liquidity position. Our policy is to pay dividends in amounts that will allow us to retain sufficient liquidity to fund our obligations as well as execute our business plan going forward. Our board of directors will determine the timing and amount of all dividend payments, based on various factors, including our financial performance, cash requirements and contractual and legal restrictions. Accordingly, we cannot guarantee that we will be able to pay quarterly dividends. See “Dividend Policy” and “Risk Factors”.

Certain Matters of Bermuda Law

Consent under the Exchange Control Act 1972 (and its related regulations) has been obtained from the Bermuda Monetary Authority for the issue and transfer of the common shares to and between residents and non-residents of Bermuda for exchange control purposes provided our shares remain listed on an appointed stock exchange, which includes the New York Stock Exchange. This prospectus will be filed with the Registrar of Companies in Bermuda in accordance with Bermuda law. In granting such consent and in accepting this prospectus for filing, neither the Bermuda Monetary Authority nor the Registrar of Companies in Bermuda accepts any responsibility for our financial soundness or the correctness of any of the statements made or opinions expressed in this prospectus.

Company Information

GasLog Ltd. is an exempted company incorporated on July 16, 2003 under the laws of Bermuda. We are registered with the Registrar of Companies in Bermuda under registration number 33928. We are a holding company and we conduct our operations through various subsidiaries. We maintain a registered office in Bermuda at Clarendon House, 2 Church Street, Hamilton, HM 11, Bermuda.

Our principal executive offices are at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco. Our telephone number at that address is +377 97 97 51 15. Our website is http://www.gaslogltd.com. The information and other content contained on our website are not part of this prospectus.

The Offering

Common shares offered	shares.

shares, if the underwriters exercise their option to purchase additional shares in full.

Concurrent private placement	Concurrently with the public offering of common shares pursuant to this prospectus, we are also selling common shares through a private placement to our directors, at the public offering price.

Common shares issued and outstanding immediately after offering and concurrent private placement	shares.

shares, if the underwriters exercise their option to purchase additional shares in full.

Use of proceeds

We estimate that the net proceeds to us from this offering and the concurrent private placement will be approximately $   million after deducting underwriting discounts and commissions and estimated offering expenses payable by us, based on an assumed initial public offering price of $   per share, which is the mid-point of the price range on the cover page of this prospectus. We intend to use the net proceeds of this offering and the concurrent private placement to fund our scheduled installment payments under our eight new LNG carrier construction contracts and for other general corporate purposes. See “Use of Proceeds”.

Dividends

Following this offering, we intend to pay a quarterly dividend of $  per share, or $  per share per year. As our fleet expands, we will evaluate future increases to the quarterly dividend consistent with our cash flow and liquidity position. Our board of directors will determine the timing and amount of all dividend payments, based on various factors, including our financial performance, cash requirements and contractual and legal restrictions.

NYSE listing	We are applying to list our common shares on the New York Stock Exchange under the symbol “GLOG”.

Risk factors

Investment in our common shares involves a high degree of risk. You should carefully read and consider the information set forth under the heading “Risk Factors” and all other information set forth in this prospectus before investing in our common shares.

Summary Consolidated Financial and Other Data

The following table presents summary consolidated financial and operating data of our business, as of the dates and for the periods indicated. The summary consolidated financial data as of December 31, 2010 and 2011 and for the years ended December 31, 2009, 2010 and 2011 have been derived from our audited consolidated financial statements and related notes included elsewhere in this prospectus. The summary consolidated financial data as of December 31, 2009 has been derived from our audited statement of financial position as of December 31, 2009, which is not included in this prospectus. Our consolidated financial statements are prepared and presented in accordance with International Financial Reporting Standards, or “IFRS”, as issued by the International Accounting Standards Board, or the “IASB”.

This information should be read together with, and is qualified in its entirety by, our consolidated financial statements and the notes thereto included elsewhere in this prospectus. You should also read “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

	Year Ended December 31,
	2009	2010	2011
	(in thousands of U.S. dollars, except share and per share data)
STATEMENT OF INCOME
Revenues	$8,528	$39,832	$66,471
Vessel operating and supervision costs	(3,056)	(8,644)	(12,946)
Depreciation of fixed assets	(126)	(6,560)	(12,827)
General and administrative expenses	(6,241)	(11,571)	(15,997)

Profit/(loss) from operations	(894)	13,056	24,701

Financial costs	(72)	(5,046)	(9,631)
Financial income	52	121	42
Loss on interest rate swaps	—	—	(2,725)
Gain on financial investments	4,689	—	—
Share of profit of associate	635	1,460	1,312
Gain on disposal of subsidiaries	—	—	25

Total other income/(expense)	5,304	(3,465)	(10,978)

Profit for the year	$4,409	$9,591	$13,723

Profit attributable to owners of the Group	4,409	9,849	14,040
Loss attributable to non-controlling interest	—	(258)	(317)
Earnings per share, basic and diluted(1)	$29	$60	$85
Weighted average number of shares, basic(1)	150,000	150,000	150,577
Weighted average number of shares, diluted(1)	150,000	164,292	164,292
Dividends declared per share(2)	—	$105	$52

	Year Ended December 31,
	2009	2010	2011
	(in thousands of U.S. dollars)
SEGMENT REVENUES AND EXPENSES(3)
Revenues attributable to vessel ownership segment	$5	$28,304	$55,756
Vessel operating and supervision costs attributable to vessel ownership segment	—	(4,781)	(10,100)
Revenues attributable to vessel management segment	10,122	14,240	13,292
Vessel operating and supervision costs attributable to vessel management segment	(4,655)	(5,174)	(4,693)

	As of December 31,
	2009	2010	2011
	(in thousands of U.S. dollars)
STATEMENT OF FINANCIAL POSITION DATA
Cash and cash equivalents	$7,240	$23,270	$20,093
Investment in associate(4)	7,113	7,003	6,528
Tangible fixed assets(5)	475	450,265	438,902
Vessels under construction	246,445	18,700	109,070
Total assets	277,924	512,005	607,013
Loans—current portion	4,191	22,640	24,277
Loans—non-current portion	170,869	287,597	256,788
Share capital	164	164	164
Equity attributable to owners of the Group	91,017	171,733	290,414
Non-controlling interest	—	9,199	—
Total equity	91,017	180,932	290,414

	Year Ended December 31,
	2009	2010	2011
	(in thousands of U.S. dollars)
CASH FLOW DATA
Net cash from operating activities	$134	$25,633	$27,001
Net cash used in investing activities	(32,167)	(212,806)	(86,464)
Net cash from financing activities	33,796	203,203	56,286

	Year Ended December 31,
	2009	2010	2011
	(in thousands of U.S. dollars)
OTHER FINANCIAL DATA
EBITDA(6)	$4,555	$21,076	$36,139
Adjusted EBITDA(6)	4,555	21,076	38,864
Net debt at end of period(6)	172,933	293,853	262,074

	Year Ended December 31,
	2009	2010	2011
FLEET DATA(7)
Number of managed ships at end of period	8	14	14
Average number of managed ships during period	8.0	10.3	14.0
Number of owned ships at end of period	—	2	2
Average number of owned ships during period	—	1.0	2.0
Average age of owned ships (years)	—	0.5	1.5
Total calendar days for owned fleet	—	372	730
Total operating days for owned fleet	—	372	730

(1)	Gives effect to the -for-1 share split effected on , 2012.

(2)

Of the total $17.25 million and $8.5 million dividends declared, respectively, during the years ended December 31, 2010 and 2011, $16.77 million and $0.77 million, respectively, was paid in cash and the remainder was contributed to the capital of the Company by our existing majority shareholder.

(3)

Includes inter-segment revenues and expenses, which are eliminated in the consolidation of our accounts. See Note 24 to our consolidated annual financial statements included elsewhere in this prospectus.

(4)	Consists of our 25% ownership interest in Egypt LNG Shipping Ltd., a Bermuda exempted company whose principal asset is the LNG carrier Methane Nile Eagle.

(5)

Includes delivered vessels (including drydocking component of vessel cost) as well as office property and other tangible assets, less accumulated depreciation. See Note 6 to our consolidated annual financial statements included elsewhere in this prospectus.

(6)	Non-GAAP Financial Measures

EBITDA and Adjusted EBITDA. EBITDA represents earnings before interest income and expense, taxes, depreciation and amortization. Adjusted EBITDA represents earnings before interest income and expense, taxes, depreciation, amortization and non-cash loss on interest rate swaps resulting from mark-to- market adjustments. EBITDA and Adjusted EBITDA, which are non-GAAP financial measures, are used as supplemental financial measures by management and external users of financial statements, such as investors, to assess our financial and operating performance. We believe that EBITDA and Adjusted EBITDA assist our management and investors by increasing the comparability of our performance from period to period and against the performance of other companies in our industry that provide EBITDA and Adjusted EBITDA information. We believe that including EBITDA and Adjusted EBITDA as financial and operating measures benefits investors in (i) selecting between investing in us and other investment alternatives and (ii) monitoring our ongoing financial and operational strength in assessing whether to continue to hold common shares. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, taxes, depreciation and amortization and, in the case of Adjusted EBITDA, non-cash loss on interest rate swaps, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect results of operations between periods.

EBITDA and Adjusted EBITDA have limitations as analytical tools and should not be considered as alternatives to, or as substitutes for, profit, profit from operations, net cash from operating activities or any other measure of financial performance presented in accordance with IFRS. EBITDA and Adjusted EBITDA exclude some, but not all, items that affect profit, and these measures may vary among companies. In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. Therefore, EBITDA and Adjusted EBITDA as presented below may not be comparable to similarly titled measures of other companies.

The following table sets forth a reconciliation of EBITDA and Adjusted EBITDA to Profit for the periods presented:

	Year Ended December 31,
	2009	2010	2011
	(in thousands of U.S. dollars)
Reconciliation of EBITDA and Adjusted EBITDA to Profit
Profit for the year	$4,409	$9,591	$13,723
Depreciation of fixed assets	126	6,560	12,827
Financial costs	72	5,046	9,631
Financial income	(52)	(121)	(42)

EBITDA	$4,555	$21,076	$36,139

Loss on interest rate swaps	—	—	2,725

Adjusted EBITDA	$4,555	$21,076	$38,864

Net debt. Net debt, which is a non-GAAP financial measure, is defined as the sum of Loans—current portion and Loans—non-current portion, less cash and cash equivalents (excluding cash held in ship management client accounts) as of the end of the relevant period. We believe that Net debt assists our management and investors by providing a means to assess our leverage while giving consideration to the cash and cash equivalents we hold.

The following table sets forth a reconciliation of Net debt to Loans for the periods presented:

	As of December 31,
	2009	2010	2011
	(in thousands of U.S. dollars)
Reconciliation of Net debt to Loans
Loans—non-current portion	$170,869	$287,597	$256,788
Loans—current portion	4,191	22,640	24,277
Cash and cash equivalents	(7,240)	(23,270)	(20,093)
Ship management client accounts(a)	5,113	6,886	1,102

Net debt	$172,933	$293,853	$262,074

(a)	We hold funds in ship management client accounts on behalf of our vessel management customers to cover operating expenses of customer-owned ships operating under our management.

(7)	Presentation of fleet data does not include newbuilding ships on order during the relevant periods. The data presented regarding our owned fleet includes only our currently wholly owned ships, the GasLog Savannah and the GasLog Singapore. The data presented regarding our managed fleet includes our owned fleet as well as ships owned by BG Group and Egypt LNG that are operating under our management.

RISK FACTORS

You should consider carefully the following risk factors, as well as the other information contained in this prospectus, before making an investment in our common shares. Any of the risk factors described below could significantly and negatively affect our business, financial condition or operating results, which may reduce our ability to pay dividends and lower the trading price of our common shares. You may lose part or all of your investment.

Risks Related to Our Industry

Our future performance depends on continued growth in LNG production and demand for LNG and LNG shipping.

Our future performance, including our ability to profitably expand our fleet beyond delivery of our eight contracted newbuildings, will depend on continued growth in LNG production and the demand for LNG and LNG shipping. A complete LNG project includes production, liquefaction, storage, regasification and distribution facilities, in addition to the marine transportation of LNG. Increased infrastructure investment has led to an expansion of LNG production capacity in recent years, but material delays in the construction of new liquefaction facilities could constrain the amount of LNG available for shipping, reducing ship utilization. While global LNG demand has continued to rise, it has risen at a slower pace than previously predicted and the rate of its growth has fluctuated due to several factors, including the global economic crisis and continued economic uncertainty, fluctuations in the price of natural gas and other sources of energy, the continued acceleration in natural gas production from unconventional sources in regions such as North America and the highly complex and capital intensive nature of new or expanded LNG projects, including liquefaction projects. Continued growth in LNG production and demand for LNG and LNG shipping could be negatively affected by a number of factors, including:

•	increases in interest rates or other events that may affect the availability of sufficient financing for LNG projects on commercially reasonable terms;

•	increases in the cost of natural gas derived from LNG relative to the cost of natural gas generally;

•	increases in the production levels of low-cost natural gas in domestic natural gas consuming markets, which could further depress prices for natural gas in those markets and make LNG uneconomical;

•

increases in the production of natural gas in areas linked by pipelines to consuming areas, the extension of existing, or the development of new pipeline systems in markets we may serve, or the conversion of existing non-natural gas pipelines to natural gas pipelines in those markets;

•	decreases in the consumption of natural gas due to increases in its price, decreases in the price of alternative energy sources or other factors making consumption of natural gas less attractive;

•	any significant explosion, spill or other incident involving an LNG facility or carrier;

•

infrastructure constraints such as delays in the construction of liquefaction facilities, the inability of project owners or operators to obtain governmental approvals to construct or operate LNG facilities, as well as community or political action group resistance to new LNG infrastructure due to concerns about the environment, safety and terrorism;

•	labor or political unrest or military conflicts affecting existing or proposed areas of LNG production or regasification;

•	decreases in the price of LNG, which might decrease the expected returns relating to investments in LNG projects;

•	new taxes or regulations affecting LNG production or liquefaction that make LNG production less attractive; or

•	negative global or regional economic or political conditions, particularly in LNG consuming regions, which could reduce energy consumption or its growth.

Reduced demand for LNG or LNG shipping, or any reduction or limitation in LNG production capacity, could have a material adverse effect on our ability to secure future multi-year time charters upon expiration or early termination of our current charter arrangements, or for any new ships we acquire beyond our contracted newbuildings, which could harm our business, financial condition, results of operations and cash flows, including cash available for dividends to our shareholders.

Demand for LNG shipping could be significantly affected by volatile natural gas prices and the overall demand for natural gas.

Gas prices are volatile and are affected by numerous factors beyond our control, including but not limited to the following:

•	worldwide demand for natural gas;

•	the cost of exploration, development, production, transportation and distribution of natural gas;

•	expectations regarding future energy prices for both natural gas and other sources of energy;

•	the level of worldwide LNG production and exports;

•	government laws and regulations, including but not limited to environmental protection laws and regulations;

•	local and international political, economic and weather conditions;

•	political and military conflicts; and

•	the availability and cost of alternative energy sources, including alternate sources of natural gas in gas importing and consuming countries.

Our future growth depends on our ability to expand relationships with existing customers, establish relationships with new customers and obtain new time charter contracts, for which we will face substantial competition from established companies with significant resources and potential new entrants.

We will seek to enter into additional multi-year time charter contracts upon the expiration or early termination of our existing charter arrangements, and we may also seek to enter into additional multi-year time charter contracts in connection with the expansion of our fleet of owned ships beyond our contracted newbuildings. In addition, we may seek to expand the customer base for our ship management services. The process of obtaining multi-year charters for LNG carriers is highly competitive and generally involves an intensive screening procedure and competitive bids, which often extends for several months. We believe LNG carrier time charters are awarded based upon a variety of factors relating to the ship and the ship operator, including:

•	size, age, technical specifications and condition of the ship;

•	efficiency of ship operation;

•	LNG shipping experience and quality of ship operations;

•	shipping industry relationships and reputation for customer service;

•	technical ability and reputation for operation of highly specialized ships;

•	quality and experience of officers and crew;

•	safety record;

•	the ability to finance ships at competitive rates and financial stability generally;

•	relationships with shipyards and the ability to get suitable berths;

•	construction management experience, including the ability to obtain on-time delivery of new ships according to customer specifications; and

•	competitiveness of the bid in terms of overall price.

We expect substantial competition for providing marine transportation services for potential LNG projects from a number of experienced companies, including other independent ship owners as well as state-sponsored entities and major energy companies that own and operate LNG carriers and may compete with independent owners by using their fleets to carry LNG for third parties. Some of these competitors have significantly greater financial resources and larger fleets than we have. A number of marine transportation companies—including companies with strong reputations and extensive resources and experience—have entered the LNG transportation market in recent years, and there are other ship owners and managers who may also attempt to participate in the LNG market in the future. This increased competition may cause greater price competition for time charters. As a result of these factors, we may be unable to expand our relationships with existing customers or to obtain new customers on a profitable basis, if at all, which could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for dividends to our shareholders.

Hire rates for LNG carriers are not generally publicly available and may fluctuate substantially. If rates are lower when we are seeking a new charter, our revenues and cash flows may decline.

Our ability from time to time to charter or re-charter any ship at attractive rates will depend on, among other things, the prevailing economic conditions in the LNG industry. Hire rates for LNG carriers are not generally publicly available and may fluctuate over time as a result of changes in the supply-demand balance relating to current and future ship capacity. This supply-demand relationship largely depends on a number of factors outside our control. The LNG charter market is connected to world natural gas prices and energy markets, which we cannot predict. A substantial or extended decline in demand for natural gas or LNG could adversely affect our ability to re-charter our ships at acceptable rates or to acquire and profitably operate new ships. Hire rates for newbuildings are correlated with the price of newbuildings. Hire rates at a time when we may be seeking new charters may be lower than the hire rates at which our ships are currently chartered. If hire rates are lower when we are seeking a new charter, our revenues and cash flows, including cash available for dividends to our shareholders, may decline, as we may only be able to enter into new charters at reduced or unprofitable rates or we may have to secure a charter in the spot market, where hire rates are more volatile. Prolonged periods of low charter hire rates or low ship utilization could also have a material adverse effect on the value of our assets.

An oversupply of ships may lead to a reduction in the charter hire rates we are able to obtain when seeking charters in the future.

Driven in part by an increase in LNG production capacity, the market supply of LNG carriers has been increasing as a result of the construction of new ships. During the period from 2005 to 2010, the global fleet of LNG carriers grew by an average of 15% per year due to the construction and delivery of new LNG carriers. Although the global newbuilding order book dropped steeply in 2009 and 2010, orders for over 50 newbuilding LNG carriers were placed during 2011. The current newbuilding order book of almost 60 ships amounts to 17% of current global LNG carrier fleet capacity, with the majority of the newbuildings scheduled for delivery in 2013 and 2014. This and any future expansion of the global LNG carrier fleet may have a negative impact on charter hire rates, ship utilization and ship values, which impact could be amplified if the expansion of LNG production capacity does not keep pace with fleet growth.

If charter hire rates are lower when we are seeking new time charters upon expiration or early termination of our current charter arrangements, or for any new ships we acquire beyond our contracted newbuildings, our revenues and cash flows, including cash available for dividends to our shareholders, may decline.

If an active short-term or spot LNG carrier charter market continues to develop, our revenues and cash flows may become more volatile and may decline following expiration or early termination of our current charter arrangements.

One of our principal strategies is to enter into multi-year time charters for our owned ships. Most shipping requirements for new LNG projects continue to be provided on a multi-year basis, though the level of spot voyages and short-term time charters of less than 12 months in duration has grown in the past few years.

If an active short-term or spot charter market continues to develop, we may have increased difficulty entering into multi-year time charters upon expiration or early termination of our current charters, or for any new ships we acquire beyond our contracted newbuildings. As a result, our revenues and cash flows may become more volatile. In addition, an active short-term or spot charter market may require us to enter into charters based on changing market prices, as opposed to contracts based on fixed rates, which could result in a decrease in our revenues and cash flows, including cash available for dividends to our shareholders, if we enter into charters during periods when the market price for shipping LNG is depressed.

Further technological advancements and other innovations affecting LNG carriers could reduce the charter hire rates we are able to obtain when seeking new employment, and this could adversely impact the value of our assets.

The charter rates, asset value and operational life of an LNG carrier are determined by a number of factors, including the ship’s efficiency, operational flexibility and physical life. Efficiency includes speed and fuel economy. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. Physical life is related to the original design and construction, the ongoing maintenance and the impact of operational stresses on the asset. If more advanced ship designs are developed in the future and new ships are built that are more efficient or more flexible or have longer physical lives than ours, competition from these more technologically advanced LNG carriers could adversely affect the charter hire rates we will be able to secure when we seek to re-charter our ships upon expiration or early termination of our current charter arrangements and could also reduce the resale value of our ships. This could adversely affect our revenues and cash flows, including cash available for dividends to our shareholders.

Risks associated with operating and managing ocean-going ships could affect our business and reputation.

The operation and management of ocean-going ships carries inherent risks. These risks include the possibility of:

•	marine disaster;

•	piracy;

•	environmental accidents;

•	bad weather;

•	grounding, fire, explosions and collisions;

•	cargo and property loss or damage;

•	business interruptions caused by mechanical failure, human error, war, terrorism, disease and quarantine, or political action in various countries; and

•	work stoppages or other labor problems with crew members serving on our ships.

An accident involving any of our owned or managed ships could result in any of the following:

•	death or injury to persons, loss of property or environmental damage;

•	delays in the delivery of cargo;

•	loss of revenues from termination of charter contracts or ship management agreements;

•	governmental fines, penalties or restrictions on conducting business;

•	litigation with our employees, customers or third parties;

•	higher insurance rates; and

•	damage to our reputation and customer relationships generally.

Any of these results could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for dividends to our shareholders.

Our insurance may be insufficient to cover losses that may occur to our property or result from our operations.

The operation of any ship includes risks such as mechanical failure, personal injury, collision, fire, contact with floating objects, property loss or damage, cargo loss or damage and business interruption due to a number of reasons, including political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of a marine disaster, including explosion, spills and other environmental mishaps, and other liabilities arising from owning, operating or managing ships in international trade.

Although we carry protection and indemnity insurance covering our owned ships consistent with industry standards, we can give no assurance that we are adequately insured against all risks or that our insurers will pay a particular claim. We also may be unable to procure adequate insurance coverage at commercially reasonable rates in the future. Even if our insurance coverage is adequate to cover our losses, we may not be able to obtain a timely replacement ship in the event of a loss of a ship. Any uninsured or underinsured loss could harm our business, financial condition, results of operations and cash flows, including cash available for dividends to shareholders. Similarly, although we carry ship manager insurance in connection with our management of third-party ships, we can give no assurance that such insurance will adequately insure us against all risks associated with our ship management services, that our insurers will pay a particular claim or that we will be able to procure adequate insurance coverage at commercially reasonable rates in the future.

In addition, some of our insurance coverage is maintained through mutual protection and indemnity associations, and as a member of such associations we may be required to make additional payments over and above budgeted premiums if member claims exceed association reserves.

Our ships may suffer damage and we may face unexpected costs and off-hire days.

In the event of damage to our owned ships, the damaged ship would be off-hire while it is being repaired, which would decrease our revenues and cash flows, including cash available for dividends to our shareholders. In addition, the costs of ship repairs are unpredictable and can be substantial. In the event of repair costs that are not covered by our insurance policies, we may have to pay such repair costs, which would decrease our earnings and cash flows.

The required drydocking of our ships could be more expensive and time consuming than we anticipate, which could adversely affect our results of operations and cash flows.

Drydockings of our owned ships require significant capital expenditures and result in loss of revenue while our ships are off-hire. Any significant increase in either the number of off-hire days due to such drydockings or in the costs of any repairs carried out during the drydockings could have a material adverse effect on our profitability and our cash flows. We may not be able to accurately predict the time required to drydock any of our ships or any unanticipated problems that may arise. If more than one of our ships is required to be out of service at the same time, or if a ship is drydocked longer than expected or if the cost of repairs during the drydocking is greater than budgeted, our results of operations and our cash flows, including cash available for dividends to our shareholders, could be adversely affected.

Changes in global and regional economic conditions could adversely impact our business, financial condition, results of operations and cash flows.

Weak global or regional economic conditions may negatively impact our business, financial condition, results of operations and cash flows in ways that we cannot predict. Our ability to expand our fleet beyond our contracted newbuildings will be dependent on our ability to obtain financing to fund the acquisition of additional ships. In addition, uncertainty about current and future global economic conditions may cause our customers to defer projects in response to tighter credit, decreased capital availability and declining customer confidence, which may negatively impact the demand for our ships and services and could also result in defaults under our current charters or termination of our ship management contracts. A tightening of the credit markets may further negatively impact our operations by affecting the solvency of our suppliers or customers which could lead to disruptions in delivery of supplies such as equipment for conversions, cost increases for supplies, accelerated payments to suppliers, customer bad debts or reduced revenues.

Disruptions in world financial markets could limit our ability to obtain future debt financing or refinance existing debt.

Global financial markets and economic conditions have been severely disrupted and volatile in recent years and remain subject to significant vulnerabilities, such as the deterioration of fiscal balances and the rapid accumulation of public debt, continued deleveraging in the banking sector and a limited supply of credit. Credit markets as well as the debt and equity capital markets were exceedingly distressed during 2008 and 2009 and have been extremely volatile in recent months. The current credit crisis in countries such as Greece, for example, and concerns over debt levels of certain other European Union member states and in other countries around the world, as well as concerns about international banks, have led to increased volatility in global credit and equity markets. These issues, along with the re-pricing of credit risk and the difficulties currently experienced by financial institutions have made, and will likely continue to make, it difficult to obtain financing. As a result of the disruptions in the credit markets, many lenders have increased margins on lending rates, enacted tighter lending standards, required more restrictive terms (including higher collateral ratios for advances, shorter maturities and smaller loan amounts), or have refused to refinance existing debt at all. Furthermore, certain banks that have historically been significant lenders to the shipping industry have reduced or ceased lending activities in the shipping industry. New banking regulations, including larger capital requirements and the resulting policies adopted by lenders, could reduce lending activities. We may experience difficulties obtaining financing commitments, including commitments to refinance our existing debt as substantial balloon payments come due under our credit facilities, in the future if lenders are unwilling to extend financing to us or unable to meet their funding obligations due to their own liquidity, capital or solvency issues. As a result, financing may not be available on acceptable terms or at all. If financing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our future obligations as they come due. Our failure to obtain the funds for these capital expenditures could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for dividends to our shareholders. In the absence of available financing, we also may be unable to take advantage of further business opportunities or respond to competitive pressures.

Compliance with safety and other requirements imposed by classification societies may be very costly and may adversely affect our business.

The hull and machinery of every commercial LNG carrier must be classed by a classification society. The classification society certifies that the ship has been built and maintained in accordance with the applicable rules and regulations of that classification society. Moreover, every ship must comply with all applicable international conventions and the regulations of the ship’s flag state as verified by a classification society. Finally, each ship must successfully undergo periodic surveys, including annual, intermediate and special surveys performed under the classification society’s rules.

If any ship does not maintain its class, it will lose its insurance coverage and be unable to trade, and the ship’s owner will be in breach of relevant covenants under its financing arrangements. Failure to maintain the class of one or more of our ships could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for dividends to our shareholders.

The LNG shipping industry is subject to substantial environmental and other regulations, which may significantly limit our operations or increase our expenses.

Our operations are materially affected by extensive and changing international, national, state and local environmental laws, regulations, treaties, conventions and standards which are in force in international waters, or in the jurisdictional waters of the countries in which our ships operate and in the countries in which our ships are registered. These requirements include those relating to equipping and operating ships, providing security and to minimizing or addressing impacts on the environment from ship operations. We have incurred, and expect to continue to incur, substantial expenses in complying with these requirements, including expenses for ship modifications and changes in operating procedures. We also could incur substantial costs, including cleanup costs, civil and criminal penalties and sanctions, the suspension or termination of operations and third-party claims as a result of violations of, or liabilities under, such laws and regulations.

In addition, these requirements can affect the resale value or useful lives of our ships, require a reduction in cargo capacity, necessitate ship modifications or operational changes or restrictions or lead to decreased availability of insurance coverage for environmental matters. They could further result in the denial of access to certain jurisdictional waters or ports or detention in certain ports. We are required to obtain governmental approvals and permits to operate our ships. Delays in obtaining such governmental approvals may increase our expenses, and the terms and conditions of such approvals could materially and adversely affect our operations.

Additional laws and regulations may be adopted that could limit our ability to do business or increase our operating costs, which could materially and adversely affect our business. For example, new or amended legislation relating to ship recycling, sewage systems, emission control (including emissions of greenhouse gases) as well as ballast water treatment and ballast water handling may be adopted. The United States has recently enacted legislation and regulations that require more stringent controls of air and water emissions from ocean-going ships. Such legislation or regulations may require additional capital expenditures or operating expenses (such as increased costs for low-sulfur fuel) in order for us to maintain our ships’ compliance with international and/or national regulations. We also may become subject to additional laws and regulations if we enter new markets or trades.

We also believe that the heightened environmental, quality and security concerns of insurance underwriters, regulators and charterers will generally lead to additional regulatory requirements, including enhanced risk assessment and security requirements as well as greater inspection and safety requirements on all LNG carriers in the marine transportation market. These requirements are likely to add incremental costs to our operations, and the failure to comply with these requirements may affect the ability of our ships to obtain and, possibly, collect on, insurance or to obtain the required certificates for entry into the different ports where we operate.

Some environmental laws and regulations, such as the U.S. Oil Pollution Act of 1990, or “OPA”, provide for potentially unlimited joint, several, and/or strict liability for owners, operators and demise or bareboat charterers for oil pollution and related damages. OPA applies to discharges of any oil from a ship in U.S. waters, including discharges of fuel and lubricants from an LNG carrier, even if the ships do not carry oil as cargo. In addition, many states in the United States bordering on a navigable waterway have enacted legislation providing for potentially unlimited strict liability without regard to fault for the discharge of pollutants within their waters. We also are subject to other laws and conventions outside the United States that provide for an owner or operator of LNG carriers to bear strict liability for pollution, such as the Convention on Limitation of Liability for Maritime Claims of 1976, or the “London Convention”.

Some of these laws and conventions, including OPA and the London Convention, may include limitations on liability. However, the limitations may not be applicable in certain circumstances, such as where a spill is caused by a ship owner’s or operator’s intentional or reckless conduct. In addition, in response to the Deepwater Horizon oil spill, the U.S. Congress is currently considering a number of bills that could potentially modify or eliminate the limits of liability under OPA.

Compliance with OPA and other environmental laws and regulations also may result in ship owners and operators incurring increased costs for additional maintenance and inspection requirements,

the development of contingency arrangements for potential spills, obtaining mandated insurance coverage and meeting financial responsibility requirements.

Climate change and greenhouse gas restrictions may adversely impact our operations and markets.

Due to concern over the risks of climate change, a number of countries and the International Maritime Organization, or “IMO”, have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emission from ships. These regulatory measures may include adoption of cap and trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for renewable energy. Although emissions of greenhouse gases from international shipping currently are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, or the “Kyoto Protocol”, a new treaty may be adopted in the future that includes restrictions on shipping emissions. Compliance with future changes in laws and regulations relating to climate change could increase the costs of operating and maintaining our ships and could require us to install new emission controls, as well as acquire allowances, pay taxes related to our greenhouse gas emissions or administer and manage a greenhouse gas emissions program. Revenue generation and strategic growth opportunities may also be adversely affected.

Adverse effects upon the oil and gas production industry relating to climate change, including growing public concern about the environmental impact of climate change, may also have an effect on demand for our services. For example, increased regulation of greenhouse gases or other concerns relating to climate change may reduce the demand for oil and gas in the future or create greater incentives for use of alternative energy sources. Any long-term material adverse effect on the oil and gas production industry could have significant financial and operational adverse impacts on our business that we cannot predict with certainty at this time.

We operate our ships worldwide, which could expose us to political, governmental and economic instability that could harm our business.

Because we operate our ships worldwide in the geographic areas where our customers do business, our operations may be affected by economic, political and governmental conditions in the countries where our ships operate or where they are registered. Any disruption caused by these factors could harm our business, financial condition, results of operations and cash flows. In particular, our ships frequent LNG terminals in countries including Egypt, Equatorial Guinea and Trinidad as well as transit through the Gulf of Aden and the Strait of Malacca. Economic, political and governmental conditions in these and other regions have from time to time resulted in military conflicts, terrorism, attacks on ships, mining of waterways, piracy and other efforts to disrupt shipping. Future hostilities or other political instability in the geographic regions where we operate or may operate could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for dividends to our shareholders. In addition, our business could also be harmed by tariffs, trade embargoes and other economic sanctions by the United States or other countries against countries in the Middle East, Southeast Asia or elsewhere as a result of terrorist attacks, hostilities or diplomatic or political pressures that limit trading activities with those countries.

Terrorist attacks, international hostilities and piracy could adversely affect our business, financial condition, results of operations and cash flows.

Terrorist attacks such as the attacks on the United States on September 11, 2001 and more recent attacks in other parts of the world, as well as the continuing response of the United States and other countries to these attacks, and the threat of future terrorist attacks continue to cause uncertainty in the world financial markets and may affect our business, financial condition, results of operations and cash flows, including cash available for dividends to our shareholders. The current conflicts in Iraq and Afghanistan, and continuing hostilities in the Middle East, may lead to additional acts of terrorism, further regional conflicts and other armed actions around the world, which may contribute to further instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us, or at all.

In the past, political conflicts have also resulted in attacks on ships, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected ships trading in regions such as the South China Sea and the Gulf of Aden. Since 2008, the frequency of piracy incidents against commercial shipping vessels has increased significantly, particularly in the Gulf of Aden and off the coast of Somalia. Any terrorist attacks targeted at ships may in the future negatively materially affect our business, financial condition, results of operations and cash flows and could directly impact our ships or our customers. We may not be adequately insured to cover losses from these incidents. In addition, crew costs, including those due to employing onboard security guards, could increase in such circumstances.

In addition, LNG facilities, shipyards, ships, pipelines and gas fields could be targets of future terrorist attacks or piracy. Any such attacks could lead to, among other things, bodily injury or loss of life, as well as damage to the ships or other property, increased ship operating costs, including insurance costs, reductions in the supply of LNG and the inability to transport LNG to or from certain locations. Terrorist attacks, war or other events beyond our control that adversely affect the production, storage or transportation of LNG to be shipped by us could entitle our customers to terminate our charter contracts in certain circumstances, which would harm our cash flows and our business.

Terrorist attacks, or the perception that LNG facilities and LNG carriers are potential terrorist targets, could materially and adversely affect expansion of LNG infrastructure and the continued supply of LNG. Concern that LNG facilities may be targeted for attack by terrorists has contributed significantly to local community and environmental group resistance to the construction of a number of LNG facilities, primarily in North America. If a terrorist incident involving an LNG facility or LNG carrier did occur, in addition to the possible effects identified in the previous paragraph, the incident may adversely affect the construction of additional LNG facilities and could lead to the temporary or permanent closing of various LNG facilities currently in operation.

In the future the ships we own or manage could be required to call on ports located in countries that are subject to restrictions imposed by the United States and other governments.

The United States and other governments and their agencies impose sanctions and embargoes on certain countries and maintain lists of countries they consider to be state sponsors of terrorism. In particular, in 2010, the United States enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, or “CISADA”, which expanded the scope of the former Iran Sanctions Act. Among other things, CISADA expanded the application of the prohibitions imposed by the U.S. government to non-U.S. companies, such as us, and limits the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products, as well as LNG. In addition, the U.S. Congress is currently considering the enactment of the Iran, North Korea and Syria Nonproliferation Reform and Modernization Act of 2011, which would, among other things, provide for the imposition of sanctions, including a prohibition on investments by U.S. persons and a 180-day prohibition on a vessel landing at any U.S. port after landing in such countries, on companies or persons that provide certain shipping services to or from Iran, North Korea or Syria. If enacted, this act would apply to our charterers as well as to us. Although the ships we own and those we manage have not called on ports in countries subject to sanctions or embargoes or in countries identified as state sponsors of terrorism, including Iran, North Korea and Syria, we cannot assure you that these ships will not call on ports in these countries in the future.

While we intend to maintain compliance with all sanctions and embargoes applicable to us, U.S. and international sanctions and embargo laws and regulations do not necessarily apply to the same countries or proscribe the same activities, which may make compliance difficult. Additionally, the scope of certain laws may be unclear, and these laws may be subject to changing interpretations and application and may be amended or strengthened from time to time, including by adding or removing countries from the proscribed lists. Violations of sanctions and embargo laws and regulations could result in fines or other penalties and could result in some investors deciding, or being required, to divest their investment, or not to invest, in us.

Operating costs and capital expenses will increase as our ships age.

In general, capital expenditures and other costs necessary for maintaining a ship in good operating condition increase as the age of the ship increases. Accordingly, it is likely that the operating costs of our ships will increase in the future.

Reliability of suppliers may limit our ability to obtain supplies and services when needed.

We rely, and will in the future rely, on a significant supply of consumables, spare parts and equipment to operate, maintain, repair and upgrade our fleet of ships. Delays in delivery or unavailability of supplies could result in off-hire days due to consequent delays in the repair and maintenance of our fleet. This would negatively impact our revenues and cash flows. Cost increases could also negatively impact our future operations, although we expect that the impact of significant cost increases would be mitigated to some extent by provisions in our charter contracts, including review provisions and cost pass-through provisions.

Governments could requisition our ships during a period of war or emergency, resulting in loss of earnings.

The government of a jurisdiction where one or more of our ships are registered could requisition for title or seize our ships. Requisition for title occurs when a government takes control of a ship and becomes its owner. Also, a government could requisition our ships for hire. Requisition for hire occurs when a government takes control of a ship and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency, although governments may elect to requisition ships in other circumstances. Although we would expect to be entitled to government compensation in the event of a requisition of one or more of our ships, the amount and timing of payments, if any, would be uncertain. A government requisition of one or more of our ships would result in off-hire days under our time charters and may cause us to breach covenants in certain of our credit facilities, and could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for dividends to our shareholders.

Maritime claimants could arrest our ships, which could interrupt our cash flows.

Crew members, suppliers of goods and services to a ship, shippers of cargo and other parties may be entitled to a maritime lien against a ship for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lienholder may enforce its lien by arresting a ship. The arrest or attachment of one or more of our ships which is not timely discharged could cause us to default on a charter or breach covenants in certain of our credit facilities and, to the extent such arrest or attachment is not covered by our protection and indemnity insurance, could require us to pay large sums of money to have the arrest or attachment lifted. Any of these occurrences could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for dividends to our shareholders.

Additionally, in some jurisdictions, such as the Republic of South Africa, under the “sister ship” theory of liability, a claimant may arrest both the ship that is subject to the claimant’s maritime lien and any “associated” ship, which is any ship owned or controlled by the same owner. Claimants could try to assert “sister ship” liability against one ship in our fleet for claims relating to another of our ships.

We may be subject to litigation that could have an adverse effect on us.

We may in the future be involved from time to time in litigation matters. These matters may include, among other things, contract disputes, personal injury claims, environmental claims or proceedings, toxic tort claims, employment matters and governmental claims for taxes or duties as well as other litigation that arises in the ordinary course of our business. We cannot predict with certainty the outcome of any claim or other litigation matter. The ultimate outcome of any litigation matter and the potential costs associated with prosecuting or defending such lawsuits, including the diversion of management’s attention to these matters, could have an adverse effect on us.

Risks Related to Our Business

Any limitation in the availability or operation of our ships could have a material adverse effect on our business, financial condition, results of operations and cash flows, which effect would be amplified by the small size of our fleet during the period prior to delivery of our new LNG carriers that are on order.

Our owned fleet consists of two LNG carriers that are currently in operation and eight newbuilding ships on order. If any of our ships is unable to generate revenues for any significant period of time for any reason, including unexpected periods of off-hire, early charter termination or failure to secure employment for the two newbuilding ships scheduled for delivery in 2014 and 2015 for which we have not yet secured charters, our business, financial condition, results of operations and cash flows, including cash available for dividends to our shareholders, could be materially and adversely affected. The impact of any limitation in the operation of our ships or any early charter termination would be amplified during the period prior to delivery of our newbuildings, as a substantial portion of our current cash flows and income are dependent on the revenues earned by the chartering of our two LNG carriers currently in operation. We do not carry loss of hire insurance.

Our vessel ownership segment has a limited operating history.

We have provided LNG ship management services through our subsidiary GasLog LNG Services since 2001, but our vessel ownership operating segment has a more limited operating history. The principal assets of our vessel ownership segment are our two wholly owned LNG carriers delivered in 2010. As we take delivery of our eight newbuilding ships on order, an increasingly large portion of our operating results will dependent on the performance of our vessel ownership segment. Accordingly, we expect our future operating results to differ materially from our historical operating results.

We depend upon two customers for nearly all of our revenues. The loss of either or both of these customers would result in a significant loss of revenues and could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We have historically derived nearly all of our revenues from one customer, BG Group. For the year ended December 31, 2011, BG Group accounted for 99% of our revenues. Following the delivery of our eight new LNG carriers on order, they will continue to be a key customer, as four of our newbuildings will be chartered to a subsidiary of BG Group upon delivery from the shipyard. Of the remaining four newbuildings, two will be chartered to a subsidiary of Shell. We could lose a customer or the benefits of our time charter or ship management arrangements for many different reasons, including if the customer is unable or unwilling to make charter hire or other payments to us because of a deterioration in its financial condition, disagreements with us or otherwise. If either or both of our customers terminates its charters, chooses not to re-charter our ships after the initial charter terms or is unable to perform under its charters and we are not able to find replacement charters, we will suffer a loss of revenues that could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for dividends to our shareholders. Our revenues would also be impacted if BG Group terminates or is unable to perform under our ship management contracts.

Any charter termination could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our charterers have the right to terminate a ship’s time charter in certain circumstances, such as:

•	loss of the ship or damage to it beyond repair;

•

if the ship is off-hire for any reason other than scheduled drydocking for a period exceeding 90 consecutive days, or for more than 90 days or 110 days, depending on the charter, in any one-year period;

•	defaults by us in our obligations under the charter; or

•

the outbreak of war or hostilities involving two or more major nations, such as the United States or the Peoples Republic of China, that would materially and adversely affect the trading of the ship for a period of at least 30 days.

A termination right under one ship’s time charter would not automatically give the charterer the right to terminate its other charter contracts with us. However, a charter termination could materially affect our relationship with the customer and our reputation in the LNG shipping industry, and in some circumstances the event giving rise to the termination right could potentially impact multiple charters. Accordingly, the existence of any right of termination could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for dividends to our shareholders.

If we lose a charter, we may be unable to obtain a new time charter on terms as favorable to us or with a charterer of comparable standing, particularly if we are seeking new time charters at a time when charter rates in the LNG industry are depressed. Consequently, we may have an increased exposure to the volatile spot market, which is highly competitive and subject to significant price fluctuations. In the event that we are unable to re-deploy a ship for which a charter has been terminated, we will not receive any revenues from that ship, and we may be required to pay expenses necessary to maintain the ship in proper operating condition. In addition, in the event of a charter termination we could be required under certain of our credit facilities to deposit cash in an account held with the applicable lender until we have obtained a new time charter on terms acceptable to such lender, which could restrict our cash available for dividends to our shareholders.

Our ship management agreements may be terminated with limited advance notice.

Unlike our time charters, our ship management agreements with a subsidiary of BG Group and Egypt LNG may be terminated at any time by either party with a short period of advance notice. In the event that a ship management agreement is terminated by BG Group other than in connection with the sale of a ship, BG Group would generally be entitled to immediately terminate the ship management agreements for the other ships we manage on its behalf. If a customer were to terminate our ship management agreements, we may be unable to find new customers for our ship management services or we may choose not to continue providing ship management services to third-party customers, which could adversely impact our revenues and cash flows, including cash available for dividends to our shareholders.

Due to our lack of diversification, adverse developments in the LNG transportation industry could adversely affect our business, particularly if such developments occur at a time when we are seeking a new charter.

Due to our lack of diversification, an adverse development in the LNG transportation industry could have a significantly greater impact on our business, particularly if such developments occur at a time when our charters have expired or been terminated, than if we maintained more diverse assets or lines of businesses.

Our contracts for the eight newbuilding ships we have on order are subject to risks that could cause delays in the delivery of the ships, which could adversely affect our results of operations and cash flows.

Our eight contracted newbuilding ships are scheduled to be delivered to us on various dates between 2013 and 2015. Significant delays in the delivery of one or more of these ships, which are expected to generate a substantial portion of our contracted revenue in future years, would delay our receipt of revenues under the related time charters. These delays could result in the cancellation of those time charters or introduce other liabilities under those charters, which could adversely affect our anticipated results of operations and cash flows, including cash available for dividends to our shareholders. In addition, the delivery of any of these ships with substantial defects or unexpected operational problems could have similar consequences.

The delivery of a newbuilding could be delayed because of numerous factors, including, but not limited to:

•	shortages of equipment, materials or skilled labor;

•	delays in the receipt of necessary construction materials, such as steel, or equipment, such as engines or generators;

•	failure of equipment to meet quality and/or performance standards;

•	the shipyard’s over-committing to new ships to be constructed;

•	changes in governmental regulations or maritime self-regulatory organization standards;

•	financial or operating difficulties experienced by equipment vendors or the shipyard;

•	required changes to the original ship specifications;

•	inability to obtain required permits or approvals;

•	disputes with the shipyard;

•	work stoppages and other labor disputes; and

•	adverse weather conditions or any other events of force majeure, including war or hostilities between South Korea, where we have ships on order at Samsung Heavy Industries, and North Korea.

As we take delivery of our newbuilding ships, we will need to expand our staff and crew. If we cannot recruit and retain employees and provide adequate compensation, our business, financial condition, results of operations and cash flows may be adversely affected.

Our ability to acquire and retain customers depends on a number of factors, including our ability to man our ships with masters, officers and crews of suitable experience in operating LNG carriers. As we take delivery of our newbuilding ships, we expect to hire a significant number of seafarers qualified to man and operate our new ships, as well as additional shoreside personnel. As the global LNG carrier fleet continues to grow, we expect the demand for technically skilled and experienced officers and crew to increase. This could lead to an industry-wide shortfall of qualified personnel, resulting in increased crew costs, which could constrain our ability to recruit suitable employees to operate our LNG carriers within our budget parameters.

Material increases in crew costs could adversely affect our results of operations and cash flows. In addition, if we cannot recruit and retain sufficient numbers of quality on-board seafaring personnel, we may not be able to fully utilize our expanded fleet, which could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for dividends to our shareholders.

We must make substantial capital expenditures to acquire the eight newbuilding ships we have on order and any additional ships we may acquire in the future. We have yet to enter into definitive credit facilities to fund the contract prices for some of the newbuildings we have on order.

We are obligated to make substantial capital expenditures to fund our commitments for the eight newbuilding ships we have on order. We are scheduled to take delivery of the ships on various dates between 2013 and 2015. The total remaining balance of the contract prices for the eight ships is approximately $1.42 billion, with amounts payable under each shipbuilding contract in installments upon the attainment of certain specified milestones. The largest portion of the purchase price for each ship will come due upon its delivery to us from the shipyard. We intend to fund these commitments with the proceeds of this offering and with borrowings under the three new loan agreements we have entered into for $856 million in the aggregate and the one credit facility for which we have accepted a commitment letter. Our committed credit facility is for $272.5 million and is subject to negotiation and execution of definitive documentation.

To the extent that we are unable to enter into the credit facility for which we have accepted a commitment letter on terms acceptable to us, or to the extent that we are unable to draw down the amounts committed under our credit facilities, whether due to our failure to comply with the terms of such facilities including vessel employment conditions or the lender’s failure to fund the committed amounts, we will need to find alternative financing. If we are unable to find alternative financing, we will not be capable of funding all of our commitments for capital expenditures relating to our eight contracted newbuilding ships. In the event that we fail to meet our payment obligations under a shipbuilding contract, we would be in default under the applicable contract and the shipbuilder would have the option of cancelling the contract and retaining any previously funded installment payments, which could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for dividends to our shareholders.

In addition, we may choose to make substantial capital expenditures to expand the size of our fleet in the future. In order to exercise our options with Samsung Heavy Industries to purchase two additional newbuilding ships, we would need to obtain financing on terms acceptable to us. We expect to finance the cost of any new ships through cash from operations and debt or equity financings. Use of cash from operations would reduce cash available for dividends to our shareholders. Our ability to obtain bank financing or to access the capital markets may be limited by our financial condition at the time of any such financing or offering as well as by adverse market conditions resulting from, among other things, general economic conditions, changes in the LNG industry and further contingencies and uncertainties that are beyond our control. Even if we are successful in obtaining necessary funds, the terms of any debt financings could limit our ability to further expand our fleet and to pay dividends to our shareholders.

We may have difficulty further expanding our fleet in the future.

We may expand our fleet beyond our contracted newbuildings by ordering additional newbuilding ships or by making selective acquisitions of high-quality secondhand ships to the extent that they are available. Our future growth will depend on numerous factors, some of which are beyond our control, including our ability to:

•	identify attractive ship acquisition opportunities and consummate such acquisitions;

•	obtain newbuilding contracts at acceptable prices;

•	obtain required financing on acceptable terms;

•	secure charter arrangements on terms acceptable to our lenders;

•	expand our relationships with existing customers and establish new customer relationships;

•	recruit and retain additional suitably qualified and experienced seafarers and shore-based employees;

•	continue to meet technical and safety performance standards;

•	manage joint ventures; and

•	manage the expansion of our operations to integrate the new ships into our fleet.

During periods in which charter rates are high, ship values are generally high as well, and it may be difficult to consummate ship acquisitions or enter into shipbuilding contracts at favorable prices. In addition, any ship acquisition we complete may not be profitable at or after the time of acquisition and may not generate cash flows sufficient to justify the investment. We may not be successful in executing any future growth plans, and we cannot give any assurances that we will not incur significant expenses and losses in connection with such growth efforts.

Our credit facilities are secured by our ships and contain payment obligations and restrictive covenants that may restrict our business and financing activities as well as our ability to pay dividends. A failure by us to meet our obligations under our credit facilities could result in an event of default under such credit facilities and foreclosure on our ships.

Our current credit facilities impose, and our committed credit facilities and any future credit facility we enter into will impose, operating and financial restrictions on us. These restrictions in our credit facilities, including the three new loan agreements we have entered into and the credit facility for which we have accepted a commitment letter, generally limit our ship-owning subsidiaries’ ability to, among other things:

•	incur additional indebtedness, create liens or provide guarantees;

•	provide any form of credit or financial assistance to, or enter into any non-arms’ length transactions with, us or any of our affiliates;

•	sell or otherwise dispose of assets, including our ships;

•	engage in merger transactions;

•	enter into, terminate or amend any charter;

•	amend our shipbuilding contracts;

•	change the manager of our ships;

•	undergo a change in ownership;

•	in the case of one subsidiary, declare or pay dividends to us without the lender’s approval; or

•	acquire assets, make investments or enter into any joint-venture agreements outside the ordinary course of business.

Our credit facilities also impose certain restrictions relating to us and our other subsidiaries, including restrictions that limit our ability to make any substantial change in the nature of our business or to engage in transactions that would constitute a change of control, as defined in the relevant credit facility, without repaying all of our indebtedness in full, or to allow our controlling shareholders to reduce their shareholding in us below specified thresholds.

Under the three new loan agreements we entered into in October and December 2011 and January 2012, respectively, and the credit facility for which we have accepted a commitment letter, and under amendments we expect to enter into with respect to our existing credit facilities, after completion of this offering we will be subject to specified financial covenants that apply to us and our subsidiaries on a consolidated basis. These financial covenants include the following:

•	our net working capital (excluding the current portion of long-term debt) must be positive;

•	our total indebtedness divided by our total capitalization must not exceed 65%;

•	the ratio of EBITDA over our debt service obligations (including interest and debt repayments) on a trailing 12 months’ basis must be no less than 110%;

•	the aggregate amount of all unencumbered cash and cash equivalents must exceed the higher of 3% of our total indebtedness or $20 million;

•

we are permitted to pay dividends, provided that we hold unencumbered cash equal to at least 4% of our total indebtedness, subject to no event of default having occurred or occurring as a consequence of the payment of such dividends; and

•	our market value adjusted net worth must at all times exceed $350 million, or 30% of our total market value adjusted assets, depending on the facility.

In addition, all of our credit facilities contain covenants requiring that the fair market value of our ships remain above a specified threshold, ranging from 110% to 120% of all amounts outstanding under the applicable facility. In the event that the value of a ship falls below the threshold, we could be required to provide the lender with additional security or prepay a portion of the outstanding loan balance, which could negatively impact our liquidity. If we are unable to provide such additional security or prepayment, we may be in breach of covenants under the facility.

The commitment letter we have accepted for a $272.5 million credit facility provides that the lenders thereunder will have a put option that gives them the right to request repayment of the facility in full on the fifth anniversary of the delivery of the first ship serving as collateral under the facility. If the lenders exercise this option, we may not have, or be able to obtain, sufficient funds to meet our payment obligations under the facility.

Certain of our credit facilities also contain vessel employment conditions, pursuant to which we could be required in the event of a charter termination to deposit cash in an account held with the applicable lender until we have obtained a new time charter on terms acceptable to such lender. In addition, we are required under one of our facilities to secure charters for the ships identified by hull numbers 2043 and 2044, on terms approved by the lenders, at least 60 days prior to the scheduled delivery date of the applicable ship.

Our ability to comply with covenants and restrictions contained in our financing arrangements may be affected by events beyond our control, including prevailing economic, financial and industry conditions. A failure to comply with covenants and restrictions or to meet our payment and other obligations could lead to defaults under our credit facilities which could cause our payment obligations to be accelerated. We may not have, or be able to obtain, sufficient funds to make these accelerated payments. Because obligations under our financing arrangements are secured by our ships and are guaranteed by our ship-owning subsidiaries, if we are unable to repay debt under our financing arrangements, the lenders could seek to foreclose on those assets, which would materially and adversely impact our business, financial condition, results of operations and cash flows, including cash available for dividends to our shareholders. In addition, a default under one of our credit facilities could result in the cross-acceleration of our other indebtedness. For more information regarding our credit facilities, including our new loan agreements and the credit facility for which we have accepted a commitment letter, please read “Description of Indebtedness”.

Ship values may fluctuate substantially which could impact our compliance with the covenants in our loan agreements and, if the values are lower at a time when we are attempting to dispose of ships, could cause us to incur a loss.

Values for ships can fluctuate substantially over time due to a number of different factors, including:

•	prevailing economic conditions in the natural gas and energy markets;

•	a substantial or extended decline in demand for LNG;

•	the level of worldwide LNG production and exports;

•	changes in the supply-demand balance of the global LNG carrier fleet;

•	changes in prevailing charter hire rates;

•	the physical condition of the ship;

•	the size, age and technical specifications of the ship;

•	demand for LNG carriers; and

•

the cost of retrofitting or modifying existing ships, as a result of technological advances in ship design or equipment, changes in applicable environmental or other regulations or standards, customer requirements or otherwise.

If the market value of our ships declines, we may breach some of the covenants contained in our credit facilities, including covenants contained in the three new loan agreements we have entered into and the credit facility for which we have accepted a commitment letter. If we do breach such covenants and we are unable to remedy the relevant breach, our lenders could accelerate our indebtedness and seek to foreclose on the ships in our fleet securing those credit facilities. In addition, if a charter contract expires or is terminated by the customer, we may be unable to re-deploy the affected ships at attractive rates and, rather than continue to incur costs to maintain and finance them, we may seek to dispose of them. Any foreclosure on our ships, or any disposal by us of a ship at a time when ship prices have fallen, could result in a loss and could materially and adversely affect our business, financial condition, results of operations and cash flows, including cash available for dividends to our shareholders.

Substantial debt levels could limit our flexibility to obtain additional financing and pursue other business opportunities.

As of December 31, 2011, we had an aggregate of $283.11 million of outstanding indebtedness under two credit agreements. In addition, we have entered into three loan agreements for $856 million in the aggregate and we have accepted a commitment letter for $272.5 million of debt financing in connection with the financing of our eight contracted newbuildings. We may incur additional indebtedness in the future as we grow our fleet. This level of debt could have important consequences to us, including the following:

•	our ability to obtain additional financing for working capital, capital expenditures, ship acquisitions or other purposes may be impaired or such financing may be unavailable on favorable terms;

•	our costs of borrowing could increase as we become more leveraged;

•

we may need to use a substantial portion of our cash from operations to make principal and interest payments on our debt, reducing the funds that would otherwise be available for operations, future business opportunities and dividends to our shareholders;

•	our debt level could make us more vulnerable than our competitors with less debt to competitive pressures, a downturn in our business or the economy generally; and

•	our debt level may limit our flexibility in responding to changing business and economic conditions.

Our ability to service our debt will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions as well as financial, business, regulatory and other factors, some of which are beyond our control. If our operating income is not sufficient to service our current or future indebtedness, we will be forced to take actions such as reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our debt or seeking additional equity capital. We may not be able to effect any of these remedies on satisfactory terms, or at all.

Our ability to obtain additional debt financing for future acquisitions of ships or to refinance our existing debt may depend on the creditworthiness of our charterers and the terms of our future charters.

Our ability to borrow against the ships in our existing fleet and any ships we may acquire in the future largely depends on the value of the ships, which in turn depends in part on charter hire rates and the ability of our charterers to comply with the terms of their charters. The actual or perceived credit quality of our charterers, and any defaults by them, may materially affect our ability to obtain the additional capital resources that we will require to purchase additional ships and to refinance our existing debt as balloon payments come due, or may significantly increase our costs of obtaining such capital. Our inability to obtain additional financing or committing to financing on unattractive terms could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for dividends to our shareholders.

Our ability to pay dividends may be limited by the amount of cash we generate from operations, by restrictions in our credit facilities and by additional factors unrelated to our profitability.

Following this offering, we intend to pay a quarterly dividend of $  per share, or $  per share per year. There can be no assurance, however, that we will pay regular quarterly dividends in the future.

The declaration of any dividend is subject to the discretion of our board of directors and the requirements of Bermuda law. We may not be able to pay regular quarterly dividends in the amounts stated above. The timing and amount of any dividend payments will be dependent on our earnings, financial condition, cash requirements and availability, restrictions in our credit facilities, the provisions of Bermuda law and other factors. The amount of cash we generate from operations and the actual amount of cash we will have available for dividends will vary based upon, among other things:

•	our earnings, financial condition and cash requirements;

•	restrictions in our credit facilities and other financing agreements, including restrictions on the ability of our subsidiaries to distribute funds to us;

•	the provisions of Bermuda law affecting the payment of dividends to shareholders;

•	the charter hire payments we obtain from our charters as well as the future rates obtained upon the expiration of our existing charters;

•	our fleet expansion and associated uses of our cash as well as any financing requirements;

•	delays in the delivery of newbuilding ships and the commencement of payments under charters relating to those ships;

•	the level of our operating costs, such as the costs of crews and insurance, as well as the costs of repairs, maintenance or modifications of our ships;

•	the number of unscheduled off-hire days for our fleet as well as the timing of, and number of days required for, scheduled drydocking of our ships;

•	prevailing global and regional economic or political conditions;

•	changes in interest rates;

•	the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of our business;

•	changes in the basis of taxation of our activities in various jurisdictions;

•	modification or revocation of our dividend policy by our board of directors; and

•	the amount of any cash reserves established by our board of directors.

The amount of cash we generate from our operations may differ materially from our profit or loss for the period, which will be affected by non-cash items. We may incur other expenses or liabilities that could reduce or eliminate the cash available for dividends.

Under Bermuda law, a company may not declare or pay dividends if there are reasonable grounds for believing that: (i) the company is, or would after the payment be, unable to pay its liabilities as they become due; or (ii) the realizable value of the company’s assets would, as a result of such dividend, be less than the aggregate of its liabilities, its issued share capital and its share premium accounts. Issued share capital is the aggregate par value of the company’s issued shares, and the share premium account is the aggregate amount paid for issued shares over and above their par value. Share premium accounts may be reduced in certain limited circumstances. Under our bye-laws, each common share is entitled to dividends as and when any such dividends are declared by our board of directors.

As a result of these and the other factors mentioned above, we may pay dividends during periods when we record losses and may not pay dividends during periods where we record a profit. We can give no assurance that dividends will be paid in the future.

We are a holding company and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations and to make dividend payments.

We are a holding company. Our subsidiaries conduct all of our operations and own all of our operating assets, including our ships. We have no significant assets other than the equity interests in our subsidiaries. As a result, our ability to pay our obligations and to make dividend payments depends entirely on our subsidiaries and their ability to distribute funds to us. The ability of a subsidiary to make these distributions could be affected by a claim or other action by a third party, including a creditor, or by the law of its jurisdiction of incorporation which regulates the payment of dividends. In addition, one of our credit facilities currently imposes restrictions on the ability of the ship-owning subsidiary that is a borrower under the facility to make distributions to us. If we are unable to obtain funds from our subsidiaries, our board of directors may exercise its discretion not to declare or pay dividends.

Fluctuations in exchange rates and interest rates could result in financial losses for us.

Fluctuations in currency exchange rates and interest rates may have a material impact on our financial performance. We receive virtually all of our revenues in dollars, while some of our operating expenses, including crew costs, are denominated in euros. As a result, we are exposed to a foreign exchange risk. Although we monitor exchange rate fluctuations on a continuous basis, we do not currently hedge movements in currency exchange rates. As a result, there is a risk that currency fluctuations will have a negative effect on our cash flows and results of operations.

In addition, we are exposed to a market risk relating to fluctuations in interest rates because our credit facilities bear interest costs at a floating rate based on LIBOR. Significant increases in LIBOR rates could adversely affect our cash flows, results of operations and ability to service our debt. Although we use interest rate swaps from time to time to reduce our exposure to interest rate risk, we hedge only a portion of our outstanding indebtedness. There is no assurance that our derivative contracts will provide adequate protection against adverse changes in interest rates or that our bank counterparties will be able to perform their obligations.

The derivative contracts used to hedge our exposure to fluctuations in interest rates could result in reductions in our shareholders’ equity as well as charges against our profit.

We enter into interest rate swaps from time to time for purposes of managing our exposure to fluctuations in interest rates applicable to floating rate indebtedness. As of December 31, 2011, we had five interest rate swaps in place with a notional amount of $367.16 million, and we have entered into two additional interest rate swaps since that date in connection with one of our new debt facilities. Changes in the fair value of our derivative contracts are recognized in our statement of comprehensive income as cash flow hedge gains or losses for the period, and could affect compliance with the market value adjusted net worth covenants in our credit facilities. In addition, to the extent our existing interest rate swaps do not, and future derivative contracts may not, qualify for treatment as cash flow hedges for accounting purposes, we would recognize fluctuations in the fair value of such contracts in our income statement. Changes in the fair value of any derivative contracts that do not qualify for treatment as cash flow hedges for accounting and financial reporting purposes would affect, among other things, our profit, earnings per share and EBITDA coverage ratio.

Our earnings and business are subject to the credit risk associated with our contractual counterparties.

We enter into, among other things, time charters, ship management agreements and other contracts with our customers, shipbuilding contracts and refund guarantees relating to newbuilding ships, credit facilities and commitment letters with banks, insurance contracts and interest rate swaps. Such agreements subject us to counterparty credit risk. The ability and willingness of each of our counterparties to perform its obligations under a contract with us will depend upon a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the natural gas and LNG markets and charter hire rates. Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses which in turn could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for dividends to our shareholders.

Our business depends on certain of our senior executives who may not necessarily continue to work for us.

Our success depends to a significant extent upon the abilities and the efforts of our chairman and chief executive officer, Peter G. Livanos, and certain of our other senior executives. Mr. Livanos has substantial experience in the shipping industry and has worked with us for many years. He and certain of our other senior executives are important to the execution of our business strategies and to the growth and development of our business. If Mr. Livanos or one or more of our other senior executives ceased to be affiliated with us, we may be unable to recruit other employees with equivalent talent and experience, and our business and financial condition could suffer.

We are a partial owner of Egypt LNG Shipping Ltd. The dividends we receive on account of our ownership interest may decline in the future and we may have to write down the value of our investment.

We currently own a 25% stake in Egypt LNG Shipping Ltd., or “Egypt LNG”, an entity whose principal asset is the LNG carrier Methane Nile Eagle, which is currently operating under a 20-year time charter with a subsidiary of BG Group. The declaration and payment of dividends by Egypt LNG is subject to the discretion of its board of directors, which we do not control, as well as other restrictions, including a minimum cash reserve requirement. As a result, the dividends we receive on account of our ownership interest may decline in the future, which would adversely impact our cash flows, including cash available for dividends to our shareholders. In the event of an adverse change in the operating results of Egypt LNG resulting from, among other things, unscheduled off-hire days, damage to or loss of the Methane Nile Eagle or early termination of the ship’s charter, we would expect the amount of dividends we receive to be reduced or eliminated, and we may be required to record an impairment of our investment. The loss may limit our ability to borrow against our assets for future credit and could also adversely affect our share price. In addition, we have entered into a shareholders’ agreement with the other shareholders of Egypt LNG that imposes restrictions, including preemption rights, on each party’s ability to transfer, grant any security interest over or otherwise dispose of it ownership interest.

Risks Related to the Offering

There is no guarantee that an active and liquid public market will develop for you to resell our common shares.

Prior to this offering, there has not been a public market for our common shares. A liquid trading market for our common shares may not develop. If an active, liquid trading market does not develop, you may have difficulty selling any of our common shares that you buy. The initial public offering price will be determined in negotiations between the representatives of the underwriters and us and may not be indicative of prices that will prevail in the trading market.

The price of our common shares after this offering may be volatile.

The price of our common shares after this offering may be volatile and may fluctuate due to factors including:

•	actual or anticipated fluctuations in quarterly and annual results;

•	fluctuations in the seaborne transportation industry, including fluctuations in the LNG carrier market;

•	mergers and strategic alliances in the shipping industry;

•	changes in governmental regulations or maritime self-regulatory organization standards;

•	shortfalls in our operating results from levels forecasted by securities analysts;

•	our payment of dividends;

•	announcements concerning us or our competitors;

•	the failure of securities analysts to publish research about us after this offering, or analysts making changes in their financial estimates;

•	general economic conditions;

•	terrorist acts;

•	future sales of our shares or other securities;

•	investors’ perception of us and the LNG shipping industry;

•	the general state of the securities market; and

•	other developments affecting us, our industry or our competitors.

Securities markets worldwide are experiencing significant price and volume fluctuations. The market price for our common shares may also be volatile. This market volatility, as well as general economic, market or political conditions, could reduce the market price of our common shares in spite of our operating performance. Consequently, you may not be able to sell our common shares at prices equal to or greater than those that you pay in this offering.

Increases in interest rates may cause the market price of our common shares to decline.

An increase in interest rates may cause a corresponding decline in demand for equity investments in general. Any such increase in interest rates or reduction in demand for our common shares resulting from other relatively more attractive investment opportunities may cause the trading price of our common shares to decline.

Our costs will increase as a result of operating as a public company, and our management will be required to devote substantial time to complying with public company regulations.

We have never operated as a public company. As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, or “Sarbanes-Oxley”, as well as rules subsequently adopted by the U.S. Securities and Exchange Commission, or “SEC”, and the New York Stock Exchange, or “NYSE”, including the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, or “Dodd-Frank”, have imposed various requirements on public companies, including changes in corporate governance practices. Our directors, management and other personnel will need to devote a substantial amount of time to comply with these requirements. Moreover, these rules and regulations relating to public companies will increase our legal and financial compliance costs and will make some activities more time-consuming and costly.

Sarbanes-Oxley requires, among other things, that we maintain and periodically evaluate our internal control over financial reporting as well as disclosure controls and procedures. In particular, we will have to perform systems and process evaluation and testing of our internal control over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of Sarbanes-Oxley. Compliance with Section 404 will require substantial accounting expense and significant management efforts, and we may need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge to satisfy ongoing compliance requirements. We may have significant difficulties in making such hires given the shortage of available experienced personnel.

If we do not implement all required accounting practices and policies, we may be unable to provide the required financial information in a timely and reliable manner.

Prior to this offering, as a privately held company, we did not adopt the financial reporting practices and policies required of a publicly traded company. Implementation of these practices and policies could disrupt our business, distract our management and employees and increase our costs. If we fail to develop and maintain effective controls and procedures, we may be unable to provide the financial information that a publicly traded company is required to provide in a timely and reliable fashion. Any such delays or deficiencies could limit our ability to obtain financing, either in the public capital markets or from private sources, and could thereby impede our ability to implement our growth strategies. In addition, any such delays or deficiencies could result in failure to meet the requirements for continued listing of our common shares on the NYSE, which would adversely affect the liquidity of our common shares.

Under Section 404 of Sarbanes-Oxley, we will be required to include in each of our future annual reports on Form 20-F a report containing our management’s assessment of the effectiveness of our internal control over financial reporting and a related attestation of our independent auditors. This requirement for an attestation of our independent auditors will first apply to us with respect to our annual report on Form 20-F for the fiscal year ending December 31, 2013. After the completion of this offering, we will undertake a comprehensive effort in preparation for compliance with Section 404. This effort will include the documentation, testing and review of our internal controls under the direction of our management. We cannot be certain at this time that all our controls will be considered effective. As such, our internal control over financial reporting may not satisfy the regulatory requirements when they become applicable to us.

We will be a “foreign private issuer” and “controlled company” under the NYSE rules, and as such we are entitled to exemption from certain NYSE corporate governance standards, and you may not have the same protections afforded to shareholders of companies that are subject to all of the NYSE corporate governance requirements.

After the consummation of this offering, we will be a “foreign private issuer” under the securities laws of the United States and the rules of the NYSE. Under the securities laws of the United States, “foreign private issuers” are subject to different disclosure requirements than U.S. domiciled registrants, as well as different financial reporting requirements. Under the NYSE rules, a “foreign private issuer” is subject to less stringent corporate governance requirements. Subject to certain exceptions, the rules of the NYSE permit a “foreign private issuer” to follow its home country practice in lieu of the listing requirements of the NYSE. In addition, after the consummation of this offering, our current shareholders will continue to control a majority of our issued and outstanding common shares. As a result, we will be a “controlled company” within the meaning of the NYSE corporate governance standards. Under the NYSE rules, a company of which more than 50% of the voting power is held by an individual, a group or another company is a “controlled company” and may elect not to comply with certain NYSE corporate governance requirements, including (i) the requirement that a majority of the board of directors consist of independent directors, (ii) the requirement that the nominating/corporate governance committee be composed entirely of independent directors and have a written charter addressing the committee’s purpose and responsibilities, (iii) the requirement that the compensation committee be composed entirely of independent directors and have a written charter addressing the committee’s purpose and responsibilities and (iv) the requirement of an annual performance evaluation of the nominating/corporate governance and compensation committees.

As permitted by these exemptions, as well as by our bye-laws and the laws of Bermuda, we currently have a board of directors with a majority of non-independent directors. However, following completion of this offering, we anticipate that a majority of our directors will qualify as independent. We also have one or more non-independent directors serving as committee members on our compensation committee and our corporate governance and nominating committee. As a result, non-independent directors may among other things, participate in fixing the compensation of our management, making share and option awards and resolving governance issues regarding our Company.

Accordingly, in the future you may not have the same protections afforded to shareholders of companies that are subject to all of the NYSE corporate governance requirements.

We are a Bermuda company. Bermuda law differs from the laws in effect in the United States and may afford less protection to shareholders, and it may be difficult for you to enforce judgments against us or certain of our directors and officers.

We are a Bermuda exempted company. As a result, the rights of holders of our common shares will be governed by Bermuda law, our memorandum of association and our bye-laws. The rights of shareholders under Bermuda law may differ from the rights of shareholders of companies incorporated in other jurisdictions. In particular, under Bermuda law, the duties of directors and officers of a company are generally owed to the company only, and shareholders of Bermuda companies generally do not have rights to take action against directors or officers of the company.

Furthermore, a majority of our directors and some of the named experts referred to in this prospectus are not residents of the United States. In addition to this, a substantial portion of our assets are located outside the United States. As a result, it may be difficult for investors to effect service of process on those persons in the United States or to enforce in the United States judgments obtained in U.S. courts against us or those persons based on the civil liability provisions of the U.S. securities laws. It is doubtful whether courts in Bermuda will enforce judgments obtained in other jurisdictions, including the United States, against us or our directors or officers under the securities laws of those jurisdictions or entertain actions in Bermuda against us or our directors or officers under the securities laws of other jurisdictions.

You will incur immediate and substantial dilution.

We expect the initial public offering price per share of our common shares to be substantially higher than the pro forma net tangible book value per share of our issued and outstanding common shares. As a result, you would incur immediate and substantial dilution of $  per share, representing the difference between the assumed initial public offering price of $  per share and our pro forma net tangible book value per share on December 31, 2011. In addition, purchasers of our common shares in this offering will have contributed approximately  % of the aggregate price paid by all purchasers of our common shares, but will own only approximately  % of the shares outstanding after this offering and the concurrent private placement.

Future sales of our common shares could cause the market price of our common shares to decline.

Sales of a substantial number of shares of our common shares in the public market following this offering, or the perception that these sales could occur, may depress the market price for our common shares. These sales could also impair our ability to raise additional capital through the sale of our equity securities in the future.

Although we do not currently have any plans to sell additional common shares, subject to the rules of the NYSE, in the future we may issue additional common shares, without shareholder approval, in a number of circumstances.

The issuance by us of additional common shares or other equity securities would have the following effects:

•	our existing shareholders’ proportionate ownership interest in us will decrease;

•	the dividend amount payable per share on our common shares may be lower;

•	the relative voting strength of each previously outstanding common share may be diminished; and

•	the market price of our common shares may decline.

Our shareholders also may elect to sell large numbers of shares held by them from time to time. The number of our common shares available for sale in the public market will be limited by restrictions applicable under securities laws and under agreements that we and our executive officers, directors and existing shareholders have entered into with the underwriters of this offering. Subject to certain exceptions, the agreements entered into with the underwriters of this offering generally restrict us and our executive officers, directors and existing shareholders from directly or indirectly offering, selling, pledging, hedging or otherwise disposing of our equity securities, including common shares that will be issued and outstanding upon the conversion of manager shares, subsidiary manager shares and common A shares, or any security that is convertible into or exercisable or exchangeable for our equity securities and from engaging in certain other transactions relating to such securities for a period of 180 days after the date of this prospectus without the prior written consent of each of Goldman, Sachs & Co., Citigroup Global Markets Inc., J.P. Morgan Securities LLC and UBS Securities LLC.

Entities controlled by members of the Livanos and Radziwill families are our principal existing shareholders and will control the outcome of most matters on which our shareholders are entitled to vote following this offering; their interests may be different from yours.

Through Blenheim Holdings, entities controlled by members of the Livanos family, including our chairman and chief executive officer, and members of the Radziwill family will directly or indirectly own approximately  % of our issued and outstanding common shares after this offering and the concurrent private placement. These shareholders will be able to control the outcome of most matters on which our shareholders are entitled to vote, including the election of our entire board of directors and other significant corporate actions. The interests of these shareholders may be different from yours.

Provisions in our organizational documents may have anti-takeover effects.

Our bye-laws contain provisions that could make it more difficult for a third party to acquire us without the consent of our board of directors. These provisions require an affirmative vote of a majority of the votes attaching to all issued and outstanding shares to approve any merger, consolidation, amalgamation or similar transactions. Our bye-laws also provide for restrictions on the time period in which directors may be nominated.

These provisions could make it difficult for our shareholders to replace or remove our current board of directors or could have the effect of discouraging, delaying or preventing an offer by a third party to acquire us, even if the third party’s offer may be considered beneficial by many shareholders. As a result, shareholders may be limited in their ability to obtain a premium for their shares.

Tax Risks

In addition to the following risk factors, you should read “Tax Considerations” for a more complete discussion of the material Bermuda and U.S. Federal income tax consequences of owning and disposing of our common shares.

We may have to pay tax on U.S.-source income, which would reduce our earnings.

Under the United States Internal Revenue Code of 1986, as amended, or the “Code”, the U.S. source gross transportation income of a ship-owning or chartering corporation, such as ourselves, is subject to a 4% U.S. Federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the Treasury Regulations promulgated thereunder. U.S. source gross transportation income consists of 50% of the gross shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States.

We expect that we will qualify for this statutory tax exemption, and we intend to take this position for U.S. Federal income tax purposes. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption and thereby become subject to the 4% U.S. Federal income tax described above. The imposition of this taxation could have a negative effect on our business and would result in decreased earnings available for distribution to our shareholders. For a more detailed discussion, see the section entitled “Tax Considerations—United States Federal Income Tax Considerations—U.S. Taxation of Our Operating Income”.

If we were treated as a “passive foreign investment company”, certain adverse U.S. Federal income tax consequences could result to U.S. shareholders.

A foreign corporation will be treated as a “passive foreign investment company”, or “PFIC”, for U.S. Federal income tax purposes if at least 75% of its gross income for any taxable year consists of certain types of “passive income”, or at least 50% of the average value of the corporation’s assets produce or are held for the production of those types of “passive income”. For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income”. U.S. shareholders of a PFIC are subject to a disadvantageous U.S. Federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC. If we are treated as a PFIC for any taxable year, we will provide information to U.S. shareholders who request such information to enable them to make certain elections to alleviate certain of the adverse U.S. Federal income tax consequences that would arise as a result of holding an interest in a PFIC.

Based on our proposed method of operation, we do not believe that we will be a PFIC for the taxable year during which this offering occurs or any taxable year thereafter. In this regard, we intend to treat the gross income we derive or are deemed to derive from our time chartering activities as services income, rather than rental income. Accordingly, we believe that our income from our time chartering activities does not constitute “passive income”, and the assets that we own and operate in connection with the production of that income do not constitute passive assets.

There is, however, no legal authority under the PFIC rules addressing our proposed method of operation. Accordingly, the U.S. Internal Revenue Service, or the “IRS”, or a court of law may not accept our position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, we could constitute a PFIC for a future taxable year if there were to be changes in the nature and extent of our operations.

If the IRS were to find that we are or have been a PFIC for any taxable year, U.S. shareholders would face adverse tax consequences. Under the PFIC rules, unless those shareholders make certain elections available under the Code, such shareholders would be liable to pay U.S. Federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our common shares, as if the excess distribution or gain had been recognized ratably over the shareholder’s holding period. Please read “Tax Considerations—United States Federal Income Tax Considerations—Taxation of United States Holders—PFIC Status and Significant Tax Consequences” for a more detailed discussion of the U.S. Federal income tax consequences to U.S. shareholders if we are treated as a PFIC.

The enactment of proposed legislation could affect whether dividends paid by us constitute qualified dividend income eligible for the preferential rate.

Legislation was recently proposed in the United States Senate that would deny the preferential rate of U.S. Federal income tax currently imposed on qualified dividend income with respect to dividends received from a non-U.S. corporation, unless the non-U.S. corporation either is eligible for benefits of a comprehensive income tax treaty with the United States or is created or organized under the laws of a foreign country which has a comprehensive income tax system. Because Bermuda has not entered into a comprehensive income tax treaty with the United States and imposes only limited taxes on corporations organized under its laws, it is unlikely that we could satisfy either of these requirements. Consequently, if this legislation were enacted in its current form the preferential rate of U.S. Federal income tax discussed under the heading “Tax Considerations—United States Federal Income Tax Considerations—Taxation of United States Holders—Distributions on Our Common Shares” may no longer be applicable to dividends received from us. As of the date of this offering, it is not possible to predict with certainty whether or in what form the proposed legislation will be enacted.

FORWARD-LOOKING STATEMENTS

The disclosure and analysis set forth in this prospectus includes assumptions, expectations, projections, intentions and beliefs about future events in a number of places, particularly in relation to our operations, cash flows, financial position, plans, strategies, business prospects, changes and trends in our business and the markets in which we operate. These statements are intended as “forward-looking statements”. In some cases, predictive, future-tense or forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could” and “expect” and similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. In addition, we and our representatives may from time to time make other oral or written statements which are forward-looking statements, including in our periodic reports that we will file with the SEC, other information sent to our security holders, and other written materials.

Forward-looking statements include, but are not limited to, such matters as:

•	general LNG and LNG shipping market conditions and trends, including charter rates, ship values, factors affecting supply and demand and opportunities for the profitable operations of LNG carriers;

•	our continued ability to enter into multi-year time charters with our customers;

•	our contracted charter revenue;

•	our customers’ performance of their obligations under our time charters and other contracts;

•	the effect of the worldwide economic slowdown;

•	future operating or financial results and future revenues and expenses;

•	our future financial condition and liquidity;

•	our ability to obtain financing to fund capital expenditures, acquisitions and other corporate activities, and funding by banks of their financial commitments;

•	future, pending or recent acquisitions of ships or other assets, business strategy, areas of possible expansion and expected capital spending or operating expenses;

•	our expectations relating to dividend payments and our ability to make such payments;

•

our ability to enter into shipbuilding contracts for newbuilding ships and our expectations about the availability of existing LNG carriers to purchase, as well as our ability to consummate any such acquisitions;

•	our expectations about the time that it may take to construct and deliver newbuilding ships and the useful lives of our ships;

•	number of off-hire days, drydocking requirements and insurance costs;

•	our anticipated general and administrative expenses;

•	fluctuations in currencies and interest rates;

•	our ability to maintain long-term relationships with major energy companies;

•	expiration dates and extensions of charters;

•	our ability to maximize the use of our ships, including the re-employment or disposal of ships no longer under multi-year time charter commitments;

•	environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities;

•	risks inherent in ship operation, including the discharge of pollutants;

•	availability of skilled labor, ship crews and management;

•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

•	potential liability from future litigation; and

•	other factors discussed in the section entitled “Risk Factors”.

We caution that these and other forward-looking statements included in this prospectus represent our estimates and assumptions only as of the date of this prospectus and are not intended to give any assurance as to future results. Many of the forward-looking statements included in this prospectus are based on our assumptions about factors that are beyond our ability to control or predict. Assumptions, expectations, projections, intentions and beliefs about future events may, and often do, vary from actual results and these differences can be material. The reasons for this include the risks, uncertainties and factors described in the section of this prospectus entitled “Risk Factors”. As a result, the forward-looking events discussed in this prospectus might not occur and our actual results may differ materially from those anticipated in the forward-looking statements. Accordingly, you should not unduly rely on any forward- looking statements.

We undertake no obligation to update or revise any forward-looking statements contained in this prospectus, whether as a result of new information, future events, a change in our views or expectations or otherwise. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. We make no prediction or statement about the performance of our common shares.

DIVIDEND POLICY

Following this offering, we intend to pay a quarterly dividend of $  per share, or $  per share per year. As our fleet expands, we will evaluate future increases to the quarterly dividend consistent with our cash flow and liquidity position. Our policy is to pay dividends in amounts that will allow us to retain sufficient liquidity to fund our obligations as well as execute our business plan going forward.

The declaration of any dividend is subject to the discretion of our board of directors and the requirements of Bermuda law. In addition, our credit facilities impose limitations on our ability to pay dividends, and one facility currently restricts the ability of one of our subsidiaries to distribute funds to us. Our board of directors will determine the timing and amount of all dividend payments, based on various factors, including our earnings, financial condition, cash requirements and availability, restrictions in our credit facilities and the provisions of Bermuda law. Accordingly, we cannot guarantee that we will be able to pay quarterly dividends. See “Risk Factors—Risks Related to Our Business” for a discussion of risks related to our ability to pay dividends.

Dividends and Distributions Prior to this Offering

In the year ended December 31, 2010, we declared dividends to our existing shareholders of $17.25 million, $16.77 million of which was paid in cash, with the remainder contributed to the capital of the Company by our existing majority shareholder. In the year ended December 31, 2011, we declared dividends to our existing shareholders of $8.5 million, $0.77 million of which was paid in cash, with the remainder contributed to the capital of the Company by our existing majority shareholder. Other than these dividends, we have not historically paid dividends or distributions to our shareholders. Investors in this offering are not entitled to receive any portion of these dividends.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering and the concurrent private placement will be approximately $  million after deducting underwriting discounts and commissions and estimated offering expenses payable by us, based on an assumed initial public offering price of $  per share, which is the mid-point of the price range on the cover page of this prospectus. We intend to use the net proceeds of this offering and the concurrent private placement, together with our $1.13 billion of committed debt financing, to fund the remaining scheduled installment payments totaling $1.42 billion under our eight new LNG carrier construction contracts. We intend to use the remaining proceeds of this offering and the concurrent private placement, if any, for other general corporate purposes.

A $1.00 increase or decrease in the assumed initial public offering price of $  per share, the mid-point of the price range on the cover page of this prospectus, would increase or decrease the net proceeds we receive from this offering and the concurrent private placement by approximately $  million, based on the number of shares offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

CAPITALIZATION

The following table sets forth:

•	our historical cash and cash equivalents and capitalization as of December 31, 2011; and

•

our adjusted cash and cash equivalents and capitalization as of December 31, 2011, giving effect to (i) capital contributions of $18.66 million since December 31, 2011, (ii) our scheduled debt repayments totaling $6.85 million since December 31, 2011 and (iii) the issuance and sale of the common shares offered hereby and in the concurrent private placement at an assumed initial public offering price of $  per share, which is the mid-point of the price range on the cover page of this prospectus.

There has been no material change in our capitalization between December 31, 2011 and the date of this prospectus, except as adjusted as described above.

This information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, and our consolidated financial statements and the notes thereto included elsewhere in this prospectus.

	As of December 31, 2011
	Actual	Adjusted
	(in thousands of U.S. dollars)
Cash:
Cash and cash equivalents(1)	$20,093	$

Debt:(2)
Loans—current portion(3)	$24,277	$
Loans—non-current portion(3)	$256,788	$

Total debt	$281,065	$

Equity attributable to shareholders:
Share capital(4)	$164	$
Contributed surplus	300,943
Reserves	1,744
Accumulated deficit	(12,438)

Total equity attributable to shareholders	290,414

Total capitalization	$571,479	$

(1)

Includes $1.10 million of cash held in ship management client accounts, which funds were held on behalf of customers of our vessel management segment to cover operating expenses of customer-owned ships operating under our management.

(2)

All of our indebtedness is secured by mortgages on our owned ships. Debt presented does not include borrowings we expect to make under our three new loan agreements aggregating $856 million and our committed debt facility for $272.5 million to fund a portion of the contract prices of our eight newbuilding ships on order. Borrowings under these facilities will be drawn upon delivery of the ships, which is scheduled for various dates between 2013 and 2015, and will be secured by mortgages on the ships. See “Description of Indebtedness” for more information about our credit facilities.

(3)	Loans presented at December 31, 2011 are shown net of $2.05 million of loan issuance costs that are being amortized over the term of the loans.

(4)

As of December 31, 2011, our issued and outstanding share capital consisted of: (i) 150,000 common shares, par value $1.00 per share; (ii) 9,034 manager shares, par value $1.00 per share; (iii) 3,613 subsidiary manager shares, par value $1.00 per share; and (iv) 1,645 common A shares, par value $1.00 per share. All issued and outstanding manager shares, subsidiary manager shares and common A shares will be converted to common shares on a one-for-one basis immediately prior to the closing of this offering. Upon completion of this offering, our authorized share capital will consist of  common shares, par value $0.01 per share, of which  are expected to be issued and outstanding after giving effect to the  common shares offered hereby and in the concurrent private placement, or  are expected to be issued and outstanding if the underwriters exercise their option to purchase additional shares in full.

DILUTION

As of December 31, 2011, we had net tangible book value of $  million, or $  per share, giving effect to the -for-1 share split effected on  , 2012. After giving effect to the sale of  common shares in this offering and the concurrent private placement at a price of $  per share, which is the mid-point of the initial public offering price range on the cover page of this prospectus of $  to $  per share, deducting the estimated underwriting discounts and commissions and estimated offering expenses, and assuming that the underwriters’ option to purchase additional shares is not exercised, the pro forma net tangible book value as of December 31, 2011 would have been $  million or $  per share. This represents an immediate appreciation in net tangible book value of $  per share to existing shareholders and an immediate dilution of net tangible book value of $  per share to new investors. The following table illustrates the pro forma per share dilution and appreciation:

Assumed initial public offering price per share	$
Net tangible book value per share as of December 31, 2011	$
Increase in net tangible book value per share attributable to new investors in this offering and the concurrent private placement	$
Pro forma net tangible book value per share after giving effect to this offering and the concurrent private placement	$

Dilution per share to new investors	$

Net tangible book value per share is determined by dividing our tangible net worth, which consists of tangible assets less liabilities, by the number of our common shares outstanding. Dilution is determined by subtracting the net tangible book value per share after this offering and the concurrent private placement from the public offering price per share. Dilution per share to new investors would be $  if the underwriters exercised their option to purchase additional shares in full.

The following table summarizes, on a pro forma basis as of December 31, 2011, the differences between the number of common shares acquired from us, the total amount paid and the average price per share paid by the existing holders of our common shares and by you in this offering, based upon an assumed initial public offering price of $  per share, which is the mid-point of the initial public offering price range on the cover page of this prospectus of $  to $  per share.

	Pro Forma Shares Outstanding		Total Consideration		Average Price Per Share
	Number	Percentage	Amount	Percentage
(in thousands of U.S. dollars, except percentages and share data)
Existing shareholders		%	$	%	$

New investors		%	$	%	$

Total		%	$	%	$

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following table presents selected consolidated financial and operating data of our business, as of the dates and for the periods indicated. The selected consolidated financial data as of December 31, 2010 and 2011 and for the years ended December 31, 2009, 2010 and 2011 have been derived from our audited consolidated financial statements and related notes included elsewhere in this prospectus. The selected consolidated financial data as of December 31, 2009 and for the year ended December 31, 2008 have been derived from our audited consolidated financial statements which are not included in this prospectus. The selected consolidated financial data as of December 31, 2007 and 2008 and for the year ended December 31, 2007 have been derived from our unaudited consolidated financial statements, which are not included in this prospectus. Our consolidated financial statements are prepared and presented in accordance with IFRS, as issued by the IASB.

This information should be read together with, and is qualified in its entirety by, our consolidated financial statements and the notes thereto included elsewhere in this prospectus. You should also read “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

	Year Ended December 31,
	2007(1)	2008	2009	2010	2011
	(in thousands of U.S. dollars, except share and per share data)
STATEMENT OF INCOME
Revenues	$7,190	$8,134	$8,528	$39,832	$66,471
Vessel operating and supervision costs	(3,084)	(3,193)	(3,056)	(8,644)	(12,946)
Depreciation of fixed assets	(71)	(96)	(126)	(6,560)	(12,827)
General and administrative expenses	(9,690)	(7,487)	(6,241)	(11,571)	(15,997)

Profit/(loss) from operations	(5,655)	(2,642)	(894)	13,056	24,701

Financial costs	(622)	(32)	(72)	(5,046)	(9,631)
Financial income	446	360	52	121	42
Loss on interest rate swaps	—	—	—	—	(2,725)
Gain/(loss) on financial investments	(4,435)	(23,614)	4,689	—	—
Share of profit of associate	42	645	635	1,460	1,312
Gain on disposal of subsidiaries	—	—	—	—	25

Total other (expense)/income	(4,569)	(22,641)	5,304	(3,465)	(10,978)

Profit/(loss) for the period	$(10,224)	$(25,283)	$4,409	$9,591	$13,723

Profit/(loss) attributable to owners of the Group	(10,224)	(25,283)	4,409	9,849	14,040
Loss attributable to non-controlling interest	—	—	—	(258)	(317)
Earnings/(loss) per share, basic and diluted(2)	$(68)	$(169)	$29	$60	$85
Weighted average number of shares, basic(2)	150,000	150,000	150,000	150,000	150,577
Weighted average number of shares, diluted(2)	150,000	150,000	150,000	164,292	164,292
Dividends declared per share(3)	—	—	—	$105	$52

	As of December 31,
	2007	2008	2009	2010	2011
	(in thousands of U.S. dollars)
STATEMENT OF FINANCIAL POSITION DATA
Cash and cash equivalents	$15,075	$5,477	$7,240	$23,270	$20,093
Investment in associate(4)	7,008	7,103	7,113	7,003	6,528
Tangible fixed assets(5)	177	191	475	450,265	438,902
Vessels under construction	—	201,427	246,445	18,700	109,070
Total assets	58,802	237,956	277,924	512,005	607,013
Loans—current portion	—	—	4,191	22,640	24,277
Loans—non-current portion	—	160,156	170,869	287,597	256,788
Share capital	160	160	164	164	164
Equity attributable to owners of the Group	54,235	65,599	91,017	171,733	290,414
Non-controlling interest	—	—	—	9,199	—
Total equity	54,235	65,599	91,017	180,932	290,414

	Year Ended December 31,
	2007(1)	2008	2009	2010	2011
	(in thousands of U.S. dollars)
CASH FLOW DATA
Net cash from/(used in) operating activities	$(5,477)	$(1,884)	$134	$25,633	$27,001
Net cash used in investing activities	(37,213)	(210,449)	(32,167)	(212,806)	(86,464)
Net cash from financing activities	55,337	202,734	33,796	203,203	56,286

	Year Ended December 31,
	2007	2008	2009	2010	2011
FLEET DATA(6)
Number of managed ships at end of period	8	8	8	14	14
Average number of managed ships during period	6.1	8.0	8.0	10.3	14.0
Number of owned ships at end of period	—	—	—	2	2
Average number of owned ships during period	—	—	—	1.0	2.0
Average age of owned ships (years)	—	—	—	0.5	1.5
Total calendar days for owned fleet	—	—	—	372	730
Total operating days for owned fleet	—	—	—	372	730

(1)

The selected consolidated financial data for the year ended December 31, 2007 excludes our 60% interest in EnergyLog Investments Ltd., or “EnergyLog”. EnergyLog’s principal business activity is the holding of investments. Its main equity investment in 2007 was its 19.06% ownership interest in Odfjell SE, a company listed on the Norwegian stock exchange which is engaged in the transportation and storage of bulk liquid chemicals, acids, edible oils and other special products. We acquired EnergyLog in December 2006 and sold it in December 2007 for the same price in non-cash transactions with our controlling shareholder, since the investment in EnergyLog was not in line with our new strategy to exclusively own, operate and manage LNG carriers. We believe that excluding EnergyLog in the 2007 selected financial data facilitates a more meaningful comparison between periods and presents a better view of our management’s track record, given that the businesses of the Company and EnergyLog are dissimilar.

(2)	Gives effect to the -for-1 share split effected on , 2012.

(3)

Of the total $17.25 million and $8.5 million dividends declared, respectively, during the years ended December 31, 2010 and 2011, $16.77 million and $0.77 million, respectively, was paid in cash and the remainder was contributed to the capital of the Company by our existing majority shareholder.

(4)	Consists of our 25% ownership interest in Egypt LNG.

(5)

Includes delivered vessels (including drydocking component of vessel cost) as well as office property and other tangible assets, less accumulated depreciation. See Note 6 to our consolidated annual financial statements included elsewhere in this prospectus.

(6)

Presentation of fleet data does not include newbuilding ships on order during the relevant periods. The data presented regarding our owned fleet includes only our currently wholly owned ships, the GasLog Savannah and the GasLog Singapore. The data presented regarding our managed fleet includes our owned fleet as well as ships owned by BG Group and Egypt LNG that are operating under our management.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the notes thereto and the financial and other information included elsewhere in this prospectus. Among other things, those financial statements include more detailed information regarding the basis of presentation for the following information. The financial statements have been prepared in accordance with IFRS, as issued by the IASB, and are presented in U.S. Dollars.

This discussion contains forward-looking statements based on assumptions about our future business. Our actual results may differ from those contained in the forward-looking statements and such differences may be material. Please read “Forward-Looking Statements” for more information.

Overview

We are a growth-oriented international owner, operator and manager of LNG carriers. Our owned fleet consists of 10 wholly owned LNG carriers, including two ships delivered to us in 2010 and eight LNG carriers on order to be constructed. We currently manage and operate 14 LNG carriers, and we are supervising the construction of our eight newbuilding ships. We have secured multi-year time charter contracts for the two ships delivered to us in 2010 and six of our newbuilding ships on order that from December 31, 2011 provide total contracted revenue in excess of $1.2 billion during their initial terms, which expire between 2015 and 2021.

In addition to our committed order book, we have options to purchase two additional LNG carriers from Samsung Heavy Industries that expire in 2012, and we have a 25% interest in an additional ship, the Methane Nile Eagle, a 2007-built LNG carrier owned by Egypt LNG and technically managed by us that is currently operating under a 20-year time charter to a subsidiary of BG Group. The information about our owned fleet presented in this prospectus does not include our ownership interest in the Methane Nile Eagle.

The total contract price for our eight newbuilding ships on order is approximately $1.55 billion, of which $124.4 million has been paid to date. The balance is payable under each shipbuilding contract in installments upon the attainment of certain specified milestones, with the largest portion of the purchase price for each ship coming due upon its delivery. We have entered into three loan agreements aggregating $856 million for six of our newbuildings and we have received loan financing commitments aggregating $272.5 million for our other two newbuildings. We expect to fund the balance of the total contract price with the proceeds of this offering.

We manage our business and analyze and report our results of operations on the basis of two segments: vessel ownership and vessel management. Our vessel ownership segment generates revenues by chartering our ships to customers on multi-year time charters at rates that are generally fixed but contain a variable component, such as an inflation adjustment or an adjustment based on the actual expenses we incur in operating the ship. We currently focus on multi-year time charters, as we believe that their economic terms offer us a combination of return on our investment, rate stability and re-chartering flexibility. Our current time charters have initial terms of up to seven years and include options that permit the charterers to extend the terms for successive multi-year periods under hire rate provisions that are comparable to those prevailing at the end of the expiring term. We will continue to evaluate the attractiveness of longer and shorter term chartering opportunities as the commercial characteristics of the LNG carrier industry evolve. We have structured our order book of new LNG carriers to have staggered delivery dates, facilitating a smooth integration of the ships into our fleet as well as significant annual growth through 2015. This has the additional advantage of spreading our exposure to the re-employment of these ships over several years upon expiration of their current charters.

Both of our existing owned ships, the GasLog Savannah and the GasLog Singapore, have been chartered to BG Group since their delivery from the shipyard in 2010 under multi-year time charters that, as of December 31, 2011, have remaining durations of approximately four and five years, respectively. We have entered into fixed multi-year time charter agreements with BG Group and Shell pursuant to which four of our newbuilding ships will be chartered to BG Group upon delivery and two of our newbuilding ships will be chartered to Shell upon delivery.

Our vessel management segment, the operations of which are carried out through our wholly owned subsidiary GasLog LNG Services, generates revenues by offering plan approval and construction supervision services in connection with newbuilding LNG carriers and providing technical ship management services, including crewing, training, maintenance, regulatory and classification compliance and health, safety, security and environmental, or “HSSE”, management and reporting, for our owned fleet as well as the ships in our managed fleet.

For the year ended December 31, 2011, we received 99% of our consolidated revenues from BG Group and 1% of our revenues from Egypt LNG, an entity in which we have a 25% ownership interest. Shell will become a customer of ours upon delivery of the two newbuildings that will be chartered to one of its subsidiaries, scheduled for dates in 2013 and 2014.

Background

In 2001, Ceres Hellenic Shipping Enterprises Inc., the predecessor to Ceres Shipping, entered the LNG shipping sector by undertaking the management of BG Group’s owned fleet of LNG carriers. The LNG carrier management activities were carried out by GasLog LNG Services (formerly known as “Ceres LNG Services Ltd.”), which is our wholly owned subsidiary. GasLog Ltd. was incorporated on July 16, 2003 under the laws of Bermuda. Our chairman and chief executive officer, Peter G. Livanos, is our controlling shareholder, through his ownership of Ceres Shipping, which has a majority ownership interest in Blenheim Holdings. Following completion of this offering and the concurrent private placement, Mr. Livanos will continue to be our controlling shareholder through his interest in Blenheim Holdings, which will hold approximately  % of our issued and outstanding common shares, assuming no exercise by the underwriters of their option to purchase additional shares. Accordingly, he will be able to control the outcome of most matters on which our shareholders are entitled to vote.

Ceres Shipping’s founding family’s shipping activities commenced more than 100 years ago. The late Mr. George P. Livanos, father of our current chairman and chief executive officer, established the predecessor to Ceres Shipping, a shipping group that also has interests in tankers, dry bulk carriers and containerships. Ceres Shipping’s LNG shipping activities and operations are conducted exclusively through GasLog and our subsidiaries. Members of the Radziwill family, who have an indirect minority ownership interest in the Company through Blenheim Holdings, and the Onassis Foundation, which has a minority ownership interest in the Company through Olympic LNG Investments Ltd., act as partners to the Livanos family in establishing the growth strategy for the Company and providing equity funding prior to this offering in connection with the expansion of our owned fleet.

Until delivery of our two wholly owned ships, the GasLog Savannah and the GasLog Singapore, in May 2010 and July 2010, respectively, our business principally consisted of providing technical ship management services for BG Group’s owned fleet and for the Methane Nile Eagle. Additionally, we were involved in providing plan approval and construction supervision services in connection with newbuilding ships ordered by BG Group and Egypt LNG. Beginning with the construction of the GasLog Savannah and the GasLog Singapore, we provided the same services for our owned ships.

We are a holding company and we conduct our operations through various subsidiaries. Our wholly owned subsidiary GasLog LNG Services provides technical management to our fleet, while our wholly owned subsidiaries GAS-one Ltd. and GAS-two Ltd. own the GasLog Savannah and GasLog Singapore, respectively. In 2010 and 2011, we established eight new ship-owning subsidiaries to enter into shipbuilding contracts for the construction and eventual ownership of our eight new ships to be delivered on various dates between 2013 and 2015. For additional information about our subsidiaries, see Note 1 to our consolidated annual financial statements included elsewhere in this prospectus.

Between October 2010 and March 2011, we entered into joint venture agreements with an entity jointly owned by the Livanos and Radziwill families, which we refer to as the “Joint Venture Partner”, pursuant to which the Joint Venture Partner received a 49% ownership interest in four of our ship-owning subsidiaries: GAS-three Ltd., GAS-four Ltd., GAS-five Ltd. and GAS-six Ltd. In return for the 49% ownership interest in those four entities, the Joint Venture Partner paid us $19.21 million, including equity contributions to the entities, and committed to provide loan guarantees for its pro rata share of the debt financing for the four newbuilding ships to be owned by the entities.

In June 2011, the Joint Venture Partner sold its 49% non-controlling interest in the issued shares of GAS-three Ltd., GAS-four Ltd., GAS-five Ltd. and GAS-six Ltd. to Ceres Shipping, which in turn contributed the 49% interest in the four ship-owning subsidiaries to us through Blenheim Holdings, our direct majority shareholder. The contribution of the 49% ownership interest in the entities by Blenheim Holdings was a non-cash transaction for us. Following the completion of this transaction, GAS-three Ltd., GAS-four Ltd., GAS-five Ltd. and GAS-six Ltd. are 100% owned by us through our wholly owned subsidiary GasLog Carriers Ltd. See “Certain Relationships and Related Party Transactions” and Note 1 to our consolidated annual financial statements included in this prospectus.

Below we discuss various factors we believe have affected and will continue to affect our results of operations. As you review and evaluate this discussion, you should recognize that our vessel ownership segment has a limited operating history and that the principal assets of that segment are our two wholly owned ships delivered in 2010. Accordingly, a comparison of our operating results for the years ended December 31, 2010 and 2011 with operating results for previous years may not be very informative, particularly with respect to our vessel ownership segment, and may not be indicative of results that may be expected in the future.

Factors Affecting Our Results of Operations

We believe the principal factors that will affect our future results of operations include:

•	the number of LNG carriers in our owned and managed fleets;

•	the timely delivery of our ships under construction;

•	our ability to maintain good working relationships with our existing customers and our ability to increase the number of our customers through the development of new working relationships;

•	the performance of their charter obligations by subsidiaries of BG Group and Shell;

•	the supply-demand relationship for LNG shipping services;

•	our ability to successfully re-employ the ships we own, including our LNG carriers on order, at economically attractive rates;

•	the effective and efficient technical management of the ships under our management;

•	our ability to obtain acceptable debt financing in respect of our capital commitments;

•	our ability to obtain and maintain regulatory approvals and to satisfy technical, health, safety and compliance standards that meet our customers’ requirements; and

•

economic, regulatory, political and governmental conditions that affect shipping and the LNG industry, which includes changes in the number of new LNG importing countries and regions, as well as structural LNG market changes impacting LNG supply that may allow greater flexibility and competition of other energy sources with global LNG use.

In addition to the general factors discussed above, we believe certain specific factors have impacted, and will continue to impact, our results of operations. These factors include:

•	the hire rate earned by our owned ships;

•	unscheduled off-hire days;

•	the fees we receive for construction supervision and technical ship management services;

•	the level of our ship operating expenses, including crewing costs, insurance and maintenance costs;

•	our access to capital required to acquire additional ships and/or to implement our business strategy;

•	our level of debt, the related interest expense and the timing of required payments of principal;

•	mark-to-market changes in interest rate swaps and foreign currency fluctuations; and

•	the level of our general and administrative expenses, including salaries and costs of consultants.

Please read “Risk Factors” for a discussion of certain risks inherent in our business.

Principal Components of Revenues and Expenses

Revenues

Vessel Ownership

Our vessel ownership revenues are driven primarily by the number of LNG carriers in our owned fleet, the amount of daily charter hire that they earn under time charters and the number of operating days during which they generate revenues. These factors, in turn, are affected by our decisions relating to ship acquisitions and disposals, the amount of time that our ships spend in drydock undergoing repairs, maintenance and upgrade work, the age, condition and technical specifications of our ships as well as the relative levels of supply and demand in the LNG carrier charter market. Under the terms of our time charter arrangements, the operating cost component of the daily hire rate is intended to correspond to the costs of operating the ship. Accordingly, we will receive additional revenue under certain of our time charters through an annual escalation of the operating cost component of the daily hire rate and, in the event of more material increases in a ship’s operating costs, we may be entitled to receive additional revenues under those charters. Under our other time charter arrangements, most of our operating costs are passed-through to the charterer in the form of an adjustment to the operating cost component of the daily hire rate. We believe these adjustment provisions provide substantial protection against significant cost increases. See “Business—Ship Time Charters—Hire Rate Provisions” for a more detailed discussion of the hire rate provisions of our charter contracts.

Our LNG carriers are employed through multi-year time charter contracts, which for accounting purposes are considered as operating leases. Revenues under our time charters are recognized when services are performed, revenue is earned and the collection of the revenue is reasonably assured. The charter hire revenue is recognized on a straight-line basis over the term of the relevant time charter. We do not recognize revenue during days when the ship is off-hire. Advance payments under time charter contracts are classified as liabilities until such time as the criteria for recognizing the revenue are met.

The table below provides additional information about our contracted charter revenues based on contracts in effect as of December 31, 2011 for the eight ships in our owned fleet for which we have secured time charters, including the contracts for six of our LNG carriers on order that are scheduled to be delivered on various dates in 2013 and 2014. Other than the assumptions reflected in the footnotes below, including our assumption that the six newbuildings are delivered on schedule, the table below does not reflect events occurring after December 31, 2011 and we do not intend to update it. The table below reflects only our contracted charter revenues for the eight ships in our owned fleet for which we have secured time charters, and it does not reflect the costs or expenses we will incur in fulfilling our obligations under the charters, nor does it include other revenues we may earn, such as revenues for technical management of customer-owned ships. In particular, the table does not reflect any time charter revenues for our two LNG carriers on order for which we have not yet secured time charter contracts or any additional ships we may acquire in the future, nor does it reflect the options under our time charters that permit our charterers to extend the time charter terms for successive multi-year periods at comparable charter hire rates. The entry into time charter contracts for the two remaining newbuildings on order or any additional ships we may acquire, or the exercise of options extending the terms of our existing charters, would result in an increase in the number of contracted days and the contracted revenue for our fleet in the future. Although the contracted charter revenues are based on contracted charter hire rate provisions, they reflect certain assumptions, including assumptions relating to future ship operating costs. We consider the assumptions to be reasonable as of the date of this prospectus, but if these assumptions prove to be incorrect, our actual time charter revenues could differ from those reflected in the table. Furthermore, any contract is subject to various risks, including performance by the counterparties or an early termination of the contract pursuant to its terms. If the charterers are unable or unwilling to make charter payments to us, or if we agree to renegotiate charter terms at the request of a charterer or if contracts are prematurely terminated for any reason, we would be exposed to prevailing market conditions at the time, and our results of operations and financial condition may be materially adversely affected. Please see “Risk Factors”. For these reasons, the contracted charter revenue information presented below is not fact and should not be relied upon as being necessarily indicative of future results, and readers are cautioned not to place undue reliance on this information. Neither the Company’s independent auditors, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the information presented in the table, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the information in the table.

Contracted Charter Revenues and Days from Time Charters as of December 31, 2011

	On and after December 31,
	2012	2013	2014	2015	2016 and thereafter
						Total
	(in millions of U.S. dollars, except days and percentages)
Contracted time charter revenues(1)(2)(3)(4)(5)	$55.86	$132.62	$214.33	$210.34	$615.20	$1,228.34
Total contracted days(1)	732	1,742	2,831	2,768	7,885	15,958
Percentage of total contracted days/total calendar days for the eight ships(1)	100.00%	100.00%	100.00%	94.79%	N/A	N/A

(1)

Reflects time charter revenues and contracted days for the two LNG carriers delivered to us in 2010 and the six LNG carriers on order for which we have secured time charters. Calculations assume that all the LNG carriers on order are delivered on schedule.

(2)	Revenue calculations assume 365 revenue days per ship per annum, with 30 off-hire days when the ship undergoes scheduled drydocking. Two of our ships are scheduled to be drydocked in 2015.

(3)

For time charters that include a fixed operating cost component subject to annual escalation, revenue calculations include that fixed annual escalation. No special adjustments are assumed under those time charter contracts.

(4)

For time charters that give the charterer the option to set the charter hire rate at prevailing market rates during an initial portion of the time charter’s term, revenue calculations assume that charterer does not elect such option. Revenue calculations for these charters include an estimate of the amount of the operating cost component and the management fee component.

(5)	Revenue calculations assume no exercise of any option to extend the terms of charters.

Vessel Management

The revenues of GasLog LNG Services, our wholly owned subsidiary, are driven primarily by the number of ships operating under our technical management and the amount of the fees we earn for each of these ships as well as the amount of fees that we earn for plan approval and construction supervision of newbuilding LNG carriers. In addition to revenues from external customers, GasLog LNG Services receives revenues for technical management, plan approval and construction supervision services provided to our owned fleet. These revenues are eliminated in the consolidation of our accounts.

Revenue from ship management and ship construction project supervision contracts is recognized in the statement of income when earned and when it is probable that future economic benefits will flow to us and such benefits can be measured reliably.

Vessel Operating and Supervision Costs

Vessel Ownership

Vessel operating and supervision costs of our owned fleet consist of two components: voyage expenses and ship operating expenses. Under our time charter arrangements, charterers bear substantially all voyage expenses, including bunker fuel, port charges and canal tolls, but not commissions, which we have historically paid based on a flat fee per ship which during 2010 and 2011 equated to approximately 0.53% of the daily charter hire rate per ship to unaffiliated ship brokers. Commissions are recognized as expenses on a pro-rata basis over the duration of the period of the time charter.

We are generally responsible for ship operating expenses, which include costs for crewing, insurance, repairs, modifications and maintenance, including drydocking, lubricants, spare parts, and consumable stores and other miscellaneous expenses as well as the associated cost of providing these items and services. However, as described above, the hire rate provisions of our time charters are intended to reflect the operating costs borne by us. Our charters contain provisions that significantly reduce our exposure to increases in operating costs, including review provisions and cost pass-through provisions. Ship operating expenses are recognized as expenses when incurred.

Our vessel ownership segment pays fees to GasLog LNG Services in connection with our own newbuilding ships on order for plan approval and construction supervision services provided by GasLog LNG Services and to cover third-party expenses incurred by GasLog LNG Services in respect of the newbuildings. These fees, other than any inter-segment profit, are capitalized as part of the asset value of our ships. The fees paid for technical ship management services, which are considered expenses of the vessel ownership segment (and corresponding revenues of GasLog LNG Services), are eliminated in the consolidation of our accounts.

Vessel Management

Vessel operating and supervision costs of GasLog LNG Services include staff costs, such as salaries, social security and training for the technical management team and project specialists, and project-related expenses.

Depreciation of Fixed Assets

Vessel Ownership

The majority of our consolidated depreciation expenses relate to the cost of our owned ships. We depreciate the cost of our ships on the basis of two components: a vessel component and a drydocking component. The vessel component is depreciated on a straight-line basis over the expected useful life of each ship, based on the cost of the ship less its estimated residual value. We estimate the useful lives of our ships to be 35 years from the date of delivery from the shipyard. Furthermore, we estimate the residual values of our ships to be 10% of the initial ship cost, which represents our estimate of the market value of the ship at the end of its useful life.

We must periodically drydock each of our ships for inspection, repairs and maintenance and any modifications to comply with industry certification or governmental requirements. All our owned ships are required to be drydocked for these inspections at least once every five years. At the time of delivery of a ship from the shipyard, we estimate the drydocking component of the cost of the ship, which represents the estimated cost of the ship’s first drydocking based on our historical experience with similar types of ships. The drydocking component of the ship’s cost is depreciated over a five-year period.

Vessel Management

Depreciation expenses in GasLog LNG Services, our ship management company, are less significant than the depreciation expenses in our vessel ownership segment. They relate to property renovation costs and the costs of furniture, computer software and other equipment. Furniture, software, computer equipment and other equipment are depreciated based on expected useful lives of three to five years.

General and Administrative Expenses

General and administrative expenses consist principally of personnel costs for administrative and support staff, board of directors fees, expense recognized in connection with equity-settled compensation, rent, utilities, travel expenses, legal expenses, training and other advisor costs. As of December 31, 2011 the amount of compensation expense remaining to be recognized in connection with outstanding manager shares and subsidiary manager shares awarded as equity-settled compensation amounted to $3.17 million, to be recognized during 2012. In August 2011 and January 2012, 1,645 and 3,367 manager shares were converted into common A shares and common shares, respectively, which resulted in accelerated vesting for these shares. As a result of the accelerated vesting, we recognized $0.41 million of additional compensation expense during the year ended December 31, 2011 and expect to recognize $0.63 million of additional compensation expense in the first quarter of 2012. Taking into account the accelerated vesting of these shares, we expect to recognize total compensation expense in respect of outstanding manager shares and subsidiary manager shares of $1.42 million in the first quarter of 2012. We expect to recognize the $1.75 million of compensation expense remaining to be recognized immediately prior to completion of this offering, when all manager shares and subsidiary manager shares will be converted into common shares.

After the completion of this offering, we expect to incur additional general and administrative expenses going forward as a public company, including costs associated with the preparation of disclosure documents, increased legal and accounting costs, investor relations costs, incremental director and officer liability insurance costs as well as costs related to compliance with Sarbanes-Oxley and Dodd-Frank.

Financial Costs

We incur interest expense on the outstanding indebtedness under our existing credit facilities and our swap arrangement, which we include in our financial costs. Financial costs also include amortization of other loan issuance costs incurred in connection with establishing our existing credit facilities. We will incur additional interest expense and other borrowing costs in the future on our outstanding borrowings and under future borrowings, including interest expense and loan issuance costs in connection with the three new loan agreements we have entered into through subsidiaries aggregating $856 million and the new credit facility to be entered into by our subsidiaries for which we have accepted a commitment letter for $272.5 million. For a description of our credit facilities, including our new loan agreements and the credit facility for which we have accepted a commitment letter, see “Description of Indebtedness”.

Interest expense and the amortization of loan issuance costs that relate to an LNG carrier under construction and are incurred during the construction period are capitalized as part of the cost of the ship. Otherwise, interest expense and amortization of loan issuance costs are expensed as incurred.

Financial Income

Financial income consists of interest income, which will depend on the level of our cash deposits, investments and prevailing interest rates. Interest income is recognized on an accrual basis.

Gain/(Loss) on Interest Rate Swaps

Any gain or loss derived from the fair value of the swaps at their inception and any ineffective portion of changes in the fair value of the swaps that cannot be recognized in other comprehensive income, is presented as gain or loss on interest rate swaps in our consolidated statements of income.

Gain/(Loss) on Financial Investments

Any gain or loss on financial investments is presented in a separate line item in our consolidated statements of income. Between 2006 and 2008, we acquired 2,784,700 shares of BW Gas ASA through a subsidiary. These shares were subsequently exchanged at a one-for-one rate for shares of BW Gas Limited. During the year ended December 31, 2008, we recorded a write-down of $23.61 million based on the decrease in the fair value of the shares of BW Gas Limited. In April 2009, we sold all of our investment in BW Gas Limited and recorded a gain of $4.69 million in connection with the sale. We do not currently hold any financial investments.

Share of Profit of Associate

The share of profit of associate consists of our share of profits from our 25% ownership interest in Egypt LNG, a Bermuda exempted company whose principal asset is the LNG carrier Methane Nile Eagle. Our share of the profits or losses arising out of our interest in Egypt LNG is reported in our vessel ownership segment.

Gain/(Loss) on Disposal of Subsidiaries

Any gain or loss resulting from the disposal of subsidiaries is presented in a separate line item in our consolidated statements of income. In July and September 2011, we transferred ownership of two subsidiaries that were wholly owned by us, GasLog Holdings Limited and GasLog Services Limited, to Ceres Shipping. GasLog Holdings Limited was formed in 2005 as our indirect subsidiary as a holding company for our investment in BW Gas Limited. The entity has been dormant since April 2009, when we sold all of our investment in BW Gas Limited. GasLog Services Limited was formed in 2007 in connection with our establishment of a branch office in Copenhagen. The entity has been dormant since 2010, when we closed the branch office. We transferred all outstanding shares of each of the dormant entities to Ceres Shipping in non-cash transactions for no consideration. Aggregate cash and net liabilities of the two entities of $0.06 million and $0.08 million, respectively, were transferred to Ceres Shipping in the transactions, resulting in a gain of $0.02 million recorded in our consolidated statement of income.

Results of Operations

Year ended December 31, 2011 compared to the year ended December 31, 2010

	Year ended December 31, 2011
	Vessel Ownership	Vessel Management	Unallocated(1)	Eliminations	Total
	(in thousands of U.S. dollars)
Statement of income by segment
Revenues from external customers	$55,756	$10,714	$—	$—	$66,471
Revenues from other operating segments	—	2,578	—	(2,578)	—

Total revenues	55,756	13,292	—	(2,578)	66,471

Vessel operating and supervision costs	(10,100)	(4,693)	—	1,846	(12,946)
Depreciation of fixed assets	(12,612)	(149)	(66)	—	(12,827)
General and administrative expenses	(1,142)	(6,050)	(9,610)	805	(15,997)

Profit/(loss) from operations	31,903	2,401	(9,676)	73	24,701

Financial costs	(9,573)	(47)	(12)	—	(9,631)
Financial income	34	8	—	—	42
Loss on interest rate swaps	(2,725)	—	—	—	(2,725)
Share of profit of associate	1,312	—	—	—	1,312
Gain on disposal of subsidiaries	—	—	25	—	25

Profit/(loss) for the year	$20,950	$2,363	$(9,663)	$73	$13,723

(1)	Unallocated items consist of expenses of GasLog Ltd. related to administrative functions and compensation paid to senior management.

	Year ended December 31, 2010
	Vessel Ownership	Vessel Management	Unallocated(1)	Eliminations	Total
	(in thousands of U.S. dollars)
Statement of income by segment
Revenues from external customers	$28,304	$11,528	$—	$—	$39,832
Revenues from other operating segments	—	2,712	—	(2,712)	—

Total revenues	28,304	14,240	—	(2,712)	39,832

Vessel operating and supervision costs	(4,781)	(5,174)	(112)	1,423	(8,644)
Depreciation of fixed assets	(6,396)	(110)	(54)	—	(6,560)
General and administrative expenses	(1,189)	(5,509)	(5,563)	689	(11,571)

Profit/(loss) from operations	15,938	3,448	(5,729)	(600)	13,056

Financial costs	(4,991)	(48)	(8)	—	(5,046)
Financial income	98	23	—	—	121
Share of profit of associate	1,460	—	—	—	1,460

Profit/(loss) for the year	$12,504	$3,423	$(5,736)	$(600)	$9,591

(1)	Unallocated items consist of expenses of GasLog Ltd. related to administrative functions and compensation paid to senior management.

During the year ended December 31, 2011, we had an average of 2.0 ships operating in our owned fleet. We had an average of 14.0 ships operating under our technical management during the year ended December 31, 2011, including our 2.0 owned ships, and we had an average of 0.7 ships under construction supervision. During the year ended December 31, 2010, we had an average of 1.0 ships operating in our owned fleet. We had an average of 10.3 ships operating under our technical management during the year ended December 31, 2010, including our 1.0 owned ships, and we had an average of 3.8 ships under construction supervision, which includes 1.0 ships under construction supervision in our owned fleet.

Revenues

Revenues increased by 66.88%, or $26.64 million, to $66.47 million during the year ended December 31, 2011, from $39.83 million during the year ended December 31, 2010. The increase is due to the operation of the GasLog Savannah and the GasLog Singapore for the full year during 2011. The two ships were delivered to us in May 2010 and July 2010, respectively, and commenced their charters with BG Group upon delivery to us from the shipyard.

Vessel Operating and Supervision Costs

Vessel operating and supervision costs increased by 49.88%, or $4.31 million, to $12.95 million during the year ended December 31, 2011, from $8.64 million during the year ended December 31, 2010. The increase is mainly due to the increased operating days of our owned fleet, resulting from the operation of the GasLog Savannah and the GasLog Singapore for the full year during 2011, as well as an increase in the number of managed ships.

Depreciation of Fixed Assets

Depreciation expense increased by 95.58%, or $6.27 million, to $12.83 million during the year ended December 31, 2011, from $6.56 million during the year ended December 31, 2010. The increase is directly attributable to the depreciation on our two owned ships in operation for the full year during 2011, compared to the depreciation for part of the year in 2010.

General and Administrative Expenses

General and administrative expenses increased by 38.29%, or $4.43 million, to $16.00 million during the year ended December 31, 2011, from $11.57 million during the year ended December 31, 2010. The increase is a result of (a) an increase of $3.47 million in personnel costs due to an increase in management compensation in connection with the expansion of our fleet, an increase in directors’ fees, an increase in payroll costs related to the expansion of our fleet and an increase in other personnel-related expenses such as insurance and training, (b) an increase of $0.41 million in equity-settled compensation due to the acceleration derived from the conversion of 1,645 manager shares into common A shares in August 2011, (c) an increase of $0.67 million in legal and professional fees. These increases were partially offset by a decrease of $0.12 million in other expenses.

Financial Costs

Financial costs increased by 90.69%, or $4.58 million, to $9.63 million during the year ended December 31, 2011, from $5.05 million during the year ended December 31, 2010. The increase is primarily a result of the interest expense on outstanding indebtedness used to finance the purchase of the GasLog Savannah and the GasLog Singapore. Interest expense on the indebtedness was capitalized until delivery of the ships in 2010. During the year ended December 31, 2011, we had an average of $296.70 million of outstanding indebtedness with a weighted average interest rate of 2.92%, and during the year ended December 31, 2010, we had an average of $236.67 million of outstanding indebtedness with a weighted average interest rate of 3.21%.

Financial Income

Financial income decreased by 66.67%, or $0.08 million, to $0.04 million for the year ended December 31, 2011, from $0.12 million during the year ended December 31, 2010. The decrease is a result of the decrease in average time deposits during the period.

Share of Profit of Associate

Our share of profits from our interest in Egypt LNG decreased by 10.27%, or $0.15 million, to $1.31 million during the year ended December 31, 2011, from $1.46 million during the year ended December 31, 2010, due to increased operating expenses for the Methane Nile Eagle during the year ended December 31, 2011, which resulted in lower net income for Egypt LNG.

Gain on Disposal of Subsidiaries

During the year ended December 31, 2011, we recorded a gain of $0.02 million resulting from the transfer of shares of two dormant subsidiaries, GasLog Holdings Limited and GasLog Services Limited, to Ceres Shipping in a non-cash transaction for no consideration.

Profit for the Year

Profit for the year ended December 31, 2011 increased by 43.07%, or $4.13 million to $13.72 million, from $9.59 million for the year ended December 31, 2010. As described below, this reflects a significant increase in profit attributable to the vessel ownership segment, to $20.95 million for the year ended December 31, 2011, from $12.50 million for the year ended December 31, 2010. This increase in profit was partially offset by a decrease in profit attributable to the vessel management segment, to $2.36 million for the year ended December 31, 2011, from $3.42 million for the year ended December 31, 2010, and an increase in unallocated loss, to $9.66 million for the year ended December 31, 2011, from $5.74 million for the year ended December 31, 2010.

Segment Performance

Vessel Ownership

Revenues

In our vessel ownership segment, revenues increased significantly to $55.76 million during the year ended December 31, 2011, from $28.30 million during the year ended December 31, 2010. The increase is due to the operation of the GasLog Savannah and the GasLog Singapore for the full year during 2011. The two ships were delivered to us in May 2010 and July 2010, respectively, and commenced their charters with BG Group upon delivery to us from the shipyard.

Costs and Expenses

Vessel operating costs in the segment also increased by $5.32 million as a result of the higher number of operating days of the two ships in our owned fleet during 2011, to $10.10 million during the year ended December 31, 2011, from $4.78 million during the year ended December 31, 2010.

General and administrative expenses in the segment had a minor decrease of $0.05 million, to $1.14 million during the year ended December 31, 2011, from $1.19 million during the year ended December 31, 2010. The decrease is principally attributable to the legal and professional fees we incurred during the year ended December 31, 2010 in connection with the registration of our two owned ships upon delivery.

Depreciation expense in the segment, which primarily relates to the GasLog Savannah and the GasLog Singapore, increased by $6.21 million to $12.61 million during the year ended December 31, 2011, from $6.40 million during the year ended December 31, 2010, as a result of the depreciation on our two owned ships in operation for the full year during 2011, compared to depreciation for part of the year in 2010.

Financial costs in the segment increased by $4.58 million, to $9.57 million during the year ended December 31, 2011, from $4.99 million during the year ended December 31, 2010, as a result of interest expense on the indebtedness used to finance the purchase of the GasLog Savannah and the GasLog Singapore. Interest expense on the indebtedness was capitalized until the delivery of the ships in 2010.

A loss of $2.73 million on interest rate swaps was recognized in 2011 as a result of a $2.46 million loss recognized at the inception of swap agreements signed in 2011 and a $0.27 million loss of the ineffective portion of the changes in the fair value of the swap agreements.

Share of Profit of Associate

Also contributing to the results of operations of the vessel ownership segment was the decrease in our share of profit from our interest in Egypt LNG to $1.31 million during the year ended December 31, 2011, from $1.46 million during the year ended December 31, 2010. The decrease is the result of lower net income during the year ended December 31, 2011 for the Methane Nile Eagle.

Vessel Management

Revenues

Revenues of GasLog LNG Services decreased by $0.95 million to $13.29 million, of which $10.71 million was from external customers, during the year ended December 31, 2011, from $14.24 million, of which $11.53 million was from external customers, during the year ended December 31, 2010. This decrease is mainly attributable to (a) a $2.58 million decrease in revenues from construction supervision services due to the completion of the construction of the GasLog Savannah and the GasLog Singapore as well as four newbuilding ships delivered to BG Group during 2010 and (b) a $1.17 million decrease in revenues derived from professional services fees, mainly attributable to a decrease in various consultancy fees paid by BG Group, a special bonus that was paid by BG Group in 2010 due to successful completion of the newbuilding projects and a decrease in services provided to Ceres Marine Partners. This decrease was offset in part by an increase in the performance bonus we received from BG Group for the management of its ships. The decrease in revenues in our vessel management segment from construction supervision services and professional services fees was partially offset by an increase of $2.80 million in management fees due to the increase in the managed fleet to an average of 14.0 vessels in 2011 compared to an average of 10.3 vessels in 2010.

Costs and Expenses

Vessel operating and supervision costs of GasLog LNG Services decreased by $0.48 million, to $4.69 million during the year ended December 31, 2011, from $5.17 million during the year ended December 31, 2010, primarily as a result of lower payroll costs for personnel related to the newbuilding supervision project.

General and administrative expenses in the segment increased by $0.54 million, to $6.05 million during the year ended December 31, 2011, from $5.51 million during the year ended December 31, 2010. The increase in general and administrative expenses is primarily attributable to the need to add resources and shoreside personnel in connection with the management of the additional ships.

Unallocated

During the year ended December 31, 2011, $9.66 million of loss was not allocated to either segment, compared to $5.74 million of loss during the year ended December 31, 2010. The unallocated losses are principally due to general and administrative expenses that are not attributable to either segment, including compensation paid to senior management and directors and expense recognized in connection with equity-settled compensation.

Unallocated general and administrative expenses increased by $4.05 million to $9.61 million during the year ended December 31, 2011, from $5.56 million during the year ended December 31, 2010. The increase is mainly attributable to (a) an increase of $2.70 million in personnel costs due to an increase in management compensation in connection with the expansion of our fleet, an increase in directors’ fees and an increase in payroll and other personnel-related expenses, (b) an increase of $0.41 million in equity-settled compensation due to acceleration derived from the conversion of 1,645 manager shares into common A shares in August 2011 and (c) an increase of $0.94 million in all other unallocated costs such as office rent, utilities, professional fees, legal fees and other expenses.

Year ended December 31, 2010 compared to the year ended December 31, 2009

	Year ended December 31, 2010
	Vessel Ownership	Vessel Management	Unallocated(1)	Eliminations	Total
	(in thousands of U.S. dollars)
Statement of income by segment
Revenues from external customers	$28,304	$11,528	$—	$—	$39,832
Revenues from other operating segments	—	2,712	—	(2,712)	—

Total revenues	28,304	14,240	—	(2,712)	39,832

Vessel operating and supervision costs	(4,781)	(5,174)	(112)	1, 423	(8,644)
Depreciation of fixed assets	(6,396)	(110)	(54)	—	(6,560)
General and administrative expenses	(1,189)	(5,509)	(5,563)	689	(11,571)

Profit/(loss) from operations	15,938	3,448	(5,729)	(600)	13,056

Financial costs	(4,991)	(48)	(8)	—	(5,046)
Financial income	98	23	—	—	121
Share of profit of associate	1,460	—	—	—	1,460

Profit/(loss) for the year	$12,504	$3,423	$(5,736)	$(600)	$9,591

(1)	Unallocated items consist of expenses of GasLog Ltd. related to administrative functions and compensation paid to senior management.

	Year ended December 31, 2009
	Vessel Ownership	Vessel Management	Unallocated(1)	Eliminations	Total
	(in thousands of U.S. dollars)
Statement of income by segment
Revenues from external customers	$5	$8,523	$—	$—	$8,528
Revenues from other operating segments	—	1,599	—	(1,599)	—

Total revenues	5	10,122	—	(1,599)	8,528

Vessel operating and supervision costs	—	(4,655)	—	1,599	(3,056)
Depreciation of fixed assets	—	(115)	(11)	—	(126)
General and administrative expenses	(121)	(3,414)	(2,706)	—	(6,241)

Profit/(loss) from operations	(115)	1,938	(2,717)	—	(894)

Financial costs	(1)	(63)	(8)	—	(72)
Financial income	6	—	46	—	52
Gain on financial investments	—	—	4,689	—	4,689
Share of profit of associate	635	—	—	—	635

Profit for the year	$525	$1,875	$2,010	—	$4,409

(1)	Unallocated items consist of expenses of GasLog Ltd. related to administrative functions and financial investment activities, as well as compensation paid to senior management.

During the year ended December 31, 2010, we had an average of 1.0 ships operating in our owned fleet. We had an average of 10.3 ships operating under our technical management during the year ended December 31, 2010, including our 1.0 owned ships, and we had an average of 3.8 ships under construction supervision, which includes 1.0 ships under construction supervision in our owned fleet. During the year ended December 31, 2009, we had no ships operating in our owned fleet (other than our 25% ownership interest in the Methane Nile Eagle). We had eight ships operating under our technical management during the year ended December 31, 2009, and we had an average of 6.0 ships under construction supervision, which includes 2.0 ships under construction supervision in our owned fleet.

Revenues

Revenues increased more than fourfold to $39.83 million during the year ended December 31, 2010, from $8.53 million during the year ended December 31, 2009. The increase is almost entirely due to the entry into service of the GasLog Savannah and the GasLog Singapore, which were delivered to us in May 2010 and July 2010, respectively, and commenced their charters with BG Group upon delivery to us from the shipyard.

Vessel Operating and Supervision Costs

Vessel operating and supervision costs increased more than twofold to $8.64 million during the year ended December 31, 2010, from $3.06 million during the year ended December 31, 2009. The increase is mainly due to the increased operating days of our owned fleet, resulting from the delivery to us from the shipyard of the GasLog Savannah and the GasLog Singapore.

Depreciation of Fixed Assets

Depreciation expense increased significantly to $6.56 million during the year ended December 31, 2010, from $0.13 million during the year ended December 31, 2009. The increase is directly attributable to the increased number of ships in our owned fleet.

General and Administrative Expenses

General and administrative expenses increased by 85.42%, or $5.33 million, to $11.57 million during the year ended December 31, 2010, from $6.24 million during the year ended December 31, 2009. The increase is primarily a result of the $3.58 million expense we recognized in respect of equity-settled compensation granted to members of senior management and other employees, and it also reflects costs of approximately $0.37 million incurred in connection with naming ceremonies for the GasLog Savannah and the GasLog Singapore. In addition, there was an increase in personnel costs due to the additional staff hired in connection with the expansion of our managed fleet by six ships (our two owned ships and four BG Group-owned ships), and an increase in costs for office rent and utilities due to the additional space required to accommodate the new personnel. Finally, there was an increase in travel expenses due to the increased size of our managed fleet.

Financial Costs

Financial costs increased significantly to $5.05 million during the year ended December 31, 2010, from $0.07 million during the year ended December 31, 2009. The increase is a result of interest expense on outstanding indebtedness used to finance the purchase of the GasLog Savannah and the GasLog Singapore. Interest expense on the indebtedness was capitalized until delivery of the ships, and as a result only a limited amount of interest cost was expensed during the ship construction period.

Financial Income

Financial income increased to $0.12 million during the year ended December 31, 2010, from $0.05 million during the year ended December 31, 2009. The increase is a result of increased interest earned on a higher average cash balance in 2010 compared to 2009. Our average cash balance was higher in 2010 as a result of the operation of our two LNG carriers that were delivered in 2010.

Gain on Financial Investments

We did not have any gain or loss on financial investments during the year ended December 31, 2010 because we did not hold any financial investments during that period. During the year ended December 31, 2009, we recorded a gain on financial investments of $4.69 million resulting from the sale of shares of BW Gas Limited.

Share of Profit of Associate

Our share of profits from our interest in Egypt LNG increased more than twofold to $1.46 million during the year ended December 31, 2010, from $0.64 million during the year ended December 31, 2009. The increase is the result of lower depreciation costs during the year ended December 31, 2010 for the Methane Nile Eagle.

Profit for the Year

Profit for the year ended December 31, 2010 increased by 117.46% to $9.59 million, from $4.41 million for the year ended December 31, 2009. As described below, this reflects a significant increase in profit attributable to the vessel ownership segment. The profit from the vessel ownership segment was $12.50 million for the year ended December 31, 2010 up from $0.53 million for the year ended December 31, 2009. In addition, there was a 81.91% increase in profit attributable to the vessel management segment, to $3.42 million for the year ended December 31, 2010, from $1.88 million for the year ended December 31, 2009. These increases in segment profits were offset in part by an unallocated loss of $5.74 million for the year ended December 31, 2010 which was not attributable to either segment. This unallocated loss is compared to an unallocated profit of $2.01 million for the year ended December 31, 2009.

Segment Performance

Vessel Ownership

Revenues

In our vessel ownership segment, revenues increased to $28.30 million during the year ended December 31, 2010, from $5,400 during the year ended December 31, 2009. The increase is due to the entry into service of the GasLog Savannah and the GasLog Singapore, which commenced their charters with BG Group upon delivery to us from the shipyard in May 2010 and July 2010, respectively.

Costs and Expenses

Vessel operating costs in the segment also increased as a result of the entry into service of the two ships, to $4.78 million during the year ended December 31, 2010, from $0 during the year ended December 31, 2009.

General and administrative expenses in the segment increased significantly to $1.19 million during the year ended December 31, 2010, from $0.12 million during the year ended December 31, 2009. The increase is primarily attributable to a $0.70 million increase in costs for professional services provided by the vessel management segment to the vessel ownership segment for newbuilding ships on order, which costs are eliminated in the consolidation of our accounts, as well as costs of $0.37 million incurred in 2010 relating to ship naming ceremonies.

Depreciation expense in the segment, which primarily relates to the GasLog Savannah and the GasLog Singapore, increased significantly to $6.40 million during the year ended December 31, 2010, from $0 during the year ended December 31, 2009, as a result of the delivery of the two ships.

Financial costs in the segment increased significantly to $4.99 million during the year ended December 31, 2010, from $724 during the year ended December 31, 2009, as a result of interest expense on the indebtedness used to finance the purchase of the GasLog Savannah and the GasLog Singapore, which interest expense had been capitalized until the delivery of the ships, and as a result only a limited amount of interest cost was expensed during the ship construction period.

Share of Profit of Associate

Also contributing to the results of operations of the vessel ownership segment was the increase in our share of profit from our interest in Egypt LNG to $1.46 million during the year ended December 31, 2010, from $0.64 million during the year ended December 31, 2009. The increase is the result of lower depreciation costs during the year ended December 31, 2010 for the Methane Nile Eagle.

Vessel Management

Revenues

Revenues of GasLog LNG Services increased by 40.71% to $14.24 million, of which $11.53 million was from external customers, during the year ended December 31, 2010, from $10.12 million, of which $8.52 million was from external customers, during the year ended December 31, 2009. The increase is mainly attributable to an increase in the number of ships under management due to the delivery of the GasLog Savannah and the GasLog Singapore as well as four newbuilding ships delivered to BG Group during 2010, which resulted in additional vessel management revenues of $2.96 million for the year ended December 31, 2010. The increased revenues in the segment also reflect a $0.70 million increase in fees for professional services provided to the vessel ownership segment for ships under construction and an increase of $0.36 million in fees from the newbuilding supervision project.

Costs and Expenses

Vessel operating and supervision costs of GasLog LNG Services increased by 10.94% to $5.17 million during the year ended December 31, 2010, from $4.66 million during the year ended

December 31, 2009, primarily as a result of additional resources needed for the management of the additional ships.

General and administrative expenses in the segment increased by 61.58% to $5.51 million during the year ended December 31, 2010, from $3.41 million during the year ended December 31, 2009. The increase in general and administrative expenses is primarily attributable to the need to add resources and office space in connection with the management of the additional ships, as well as incentive payments awarded to key employees of GasLog LNG Services.

Unallocated

During the year ended December 31, 2010, $5.74 million of loss was not allocated to either segment, compared to $2.01 million of unallocated profit during the year ended December 31, 2009. The unallocated losses during the year ended December 31, 2010 are principally due to general and administrative expenses that are not attributable to either segment, including compensation paid to senior management and expense recognized in connection with equity-settled compensation. The increase in unallocated losses is mainly attributable to expenses of $3.58 million relating to equity-settled compensation granted in the year ended December 31, 2010, $2.67 million of which was not allocated to either segment. As of December 31, 2010, the amount of compensation expense remaining to be recognized in connection with outstanding equity-settled compensation amounted to $7.16 million, to be recognized during 2011 and 2012. Immediately prior to completion of this offering, all manager shares and subsidiary manager shares will be converted into common shares and as a result, any remaining compensation expense will be recognized immediately. Also, while there was no gain or loss on financial investments during the year ended December 31, 2010 because no financial investments were held during the period, during the year ended December 31, 2009, a gain on financial investments of $4.69 million was recorded as a result of the sale of shares of BW Gas Limited.

Customers

Historically, we have derived nearly all of our revenues from one customer, BG Group. For the year ended December 31, 2011, we received 99% of our revenues from BG Group and 1% of our revenues from Egypt LNG, an entity in which we have a 25% ownership interest. For the year ended December 31, 2010, we received 98% of our revenues from BG Group and 2% of our revenues from Egypt LNG. Shell will become a customer upon delivery to us from the shipyard of the two newbuildings that will be chartered to one of its subsidiaries, which is scheduled for dates in 2013 and 2014.

Seasonality

Since our owned ships are employed under multi-year, fixed-rate charter arrangements, seasonal trends do not impact the revenues earned by our vessel ownership segment during the year. Seasonality also does not have a significant impact on revenues earned by our vessel management segment, as we provide technical ship management and ship construction supervision services under fixed-rate agreements.

Additionally, our business is not subject to seasonal borrowing requirements.

Liquidity and Capital Resources

In the past, our principal sources of funds have been contributions from our existing shareholders and the Joint Venture Partner, operating cash flows and long-term bank borrowings. Our principal uses of funds have been capital expenditures to establish, grow and maintain our owned fleet, service our debt, comply with international shipping standards, environmental laws and regulations, fund working capital requirements and pay dividends. In monitoring our working capital needs, we project our charter hire income and ships’ maintenance and running expenses, as well as debt service obligations, and seek to maintain adequate cash reserves in order to address any budget overruns.

Our primary short-term liquidity needs are to fund our ship operating expenses, finance the purchase and construction of our newbuilding ships and service our existing debt. Our long-term liquidity needs primarily relate to debt repayment and to additional ship acquisitions in the LNG sector. We anticipate that our primary sources of funds will be cash from operations, the proceeds of this offering and the concurrent private placement and borrowings under our new loan agreements and our committed credit facility, along with any borrowings under new credit facilities that we may obtain from time to time in connection with future ship acquisitions. Other than this offering and the concurrent private placement we do not currently have any specific plans with respect to any future equity financing. We believe that these sources of funds will be sufficient to meet our liquidity needs, although there can be no assurance that we will be able to obtain future debt financing on terms acceptable to us.

Our funding and treasury activities are intended to maximize investment returns while maintaining appropriate liquidity. Cash and cash equivalents are held primarily in U.S. dollars with some balances held in euros. We have not made use of derivative instruments other than for interest rate risk management purposes.

As of December 31, 2011, we had $20.09 million of cash and cash equivalents, of which $3.37 million was held in a retention account in connection with the next installment and interest payment due under the credit facility entered into by our subsidiary GAS-two Ltd. and $1.10 million was held in ship management client accounts. The funds in the ship management client accounts were held on behalf of customers of our vessel management segment to cover operating expenses of customer-owned ships operating under our management.

As of December 31, 2011, we had an aggregate of $283.11 million of indebtedness outstanding under two credit agreements, of which $24.99 million is repayable within one year. In addition, we have signed three loan agreements for $856 million in the aggregate and we have accepted a commitment letter for one additional credit facility for $272.5 million. Borrowings under these facilities will be used to finance a portion of the contract prices of our eight new LNG carriers on order. For more details, see “—Capital Expenditures” and “Description of Indebtedness”.

In the years ended December 31, 2009, 2010 and 2011, our existing shareholders made surplus capital contributions to us of $19.11 million, $85.42 million and $92.97 million, respectively, to provide us with working capital and funding for capital expenditures. In the year ended December 31, 2010, we declared dividends to our existing shareholders of $17.25 million, $16.77 million of which was paid in cash, with the remainder contributed to the capital of the Company by our existing majority shareholder. In the year ended December 31, 2011, we declared dividends to our existing shareholders of $8.5 million, $0.77 million of which was paid in cash, with the remainder contributed to the capital of the Company by our existing majority shareholder. Other than these dividends, we have not historically paid dividends or distributions to our shareholders.

Following this offering, we intend to pay a quarterly dividend of $  per share, or $  per share per year. As our fleet expands, we will evaluate future increases to the quarterly dividend consistent with our cash flow and liquidity position. Our policy is to pay dividends in amounts that will allow us to retain sufficient liquidity to fund our obligations as well as execute our business plan going forward. Our board of directors will determine the timing and amount of all dividend payments, based on various factors, including our financial performance, cash requirements and contractual and legal restrictions. Accordingly, we cannot guarantee that we will be able to pay quarterly dividends. See “Dividend Policy” and “Risk Factors”.

Working Capital Position

As of December 31, 2011, our current assets totaled $27.71 million while current liabilities totaled $49.19 million, resulting in a negative working capital position of $21.48 million. Under our credit facilities, we are subject to a requirement that our net working capital, excluding the current portion of long-term debt, is positive at all times. While our working capital position was negative as of December 31, 2011, taking into account the exclusion of the current portion of our long-term debt, which was $24.28 million as of such date, we were in compliance with these covenants.

Following the completion of this offering and taking into account generally expected market conditions, we anticipate that cash flow generated from operations will be sufficient to fund our operations, including our working capital requirements, and to make the required principal and interest payments on our indebtedness during the next 12 months.

Cash Flows

Year ended December 31, 2011 compared to the year ended December 31, 2010

The following table summarizes our net cash flows from operating, investing and financing activities for the periods indicated:

	Year ended December 31,
	2010	2011
	(in thousands of U.S. dollars)
Net cash from operating activities	$25,633	$27,001
Net cash used in investing activities	(212,806)	(86,464)
Net cash from financing activities	203,203	56,286

Net Cash from Operating Activities

Net cash from operating activities was $27.00 million in the year ended December 31, 2011, compared to $25.63 million in the year ended December 31, 2010. The increase of $1.37 million was attributable to the increase in revenue by $26.64 million mainly due to the operation of the GasLog Savannah and the GasLog Singapore for the full year during 2011. This increase was partially offset by a $4.30 million increase in vessel operating and supervision costs, a $4.01 million increase in general and administrative expenses that generated a cash outflow, a $4.92 million increase in cash paid for interest and a decrease of $12.03 million in cash flows generated by working capital accounts, from $6.12 million inflow for the year ended December 31, 2010 to $5.92 million outflow for the year ended December 31, 2011. The $5.92 million outflow for the year ended December 31, 2011 derives mainly from (a) a $5.78 million decrease in the balance of funds held in ship management client accounts, (b) a $1.86 million increase in trade and other receivables due to a $1.47 million increase in accrued income and a $0.39 million increase in all other receivables and (c) an offsetting $2.08 million increase in other payables and accruals representing operating items. The $6.12 million inflow for the year ended December 31, 2010 is primarily due to advance collection of January 2011 charter hire of $4.74 million for our owned ships during December 2010.

Net Cash Used in Investing Activities

Net cash used in investing activities was $86.46 million in the year ended December 31, 2011, which principally consists of $86.95 million in payments for the construction costs of newbuilding ships, $1.09 million in payments for other tangible assets, partially offset by $1.09 million of dividends we received from Egypt LNG and $0.5 million we received from Egypt LNG as a return of capital contributions.

Net cash used in investing activities was $212.81 million in the year ended December 31, 2010, which principally consists of $228.49 million in payments for the construction costs of newbuilding ships, partially offset by $9.17 million we received from the Joint Venture Partner in return for equity in GAS-three Ltd. and GAS-four Ltd., $1.07 million of dividends we received from Egypt LNG and a release of $5.69 million in restricted cash.

Net Cash from Financing Activities

Net cash from financing activities was $56.29 million in the year ended December 31, 2011, which consists of capital contributions of $92.97 million we received from our existing shareholders and the Joint Venture Partner, offset by bank loan repayments of $29.88 million, payment of loan issuance costs of $4.76 million, payment of $0.77 million in dividends to existing shareholders and payment of $1.28 million related to IPO fees.

Net cash from financing activities was $203.20 million in the year ended December 31, 2010, which principally consists of a bank loan drawdown of $143.82 million and capital contributions of $85.42 million we received from our existing majority shareholder and the Joint Venture Partner, partially offset by $16.77 million in dividends we paid to existing shareholders, bank loan repayments of $8.54 million and $0.77 million in loan issuance costs we paid in connection with the bank loan drawdown.

Year ended December 31, 2010 compared to the year ended December 31, 2009

The following table summarizes our net cash flows from operating, investing and financing activities for the periods indicated:

	Year ended December 31,
	2009	2010
	(in thousands of U.S. dollars)
Net cash from operating activities	$134	$25,633
Net cash used in investing activities	(32,167)	(212,806)
Net cash from financing activities	33,796	203,203

Net Cash from Operating Activities

Net cash from operating activities was $25.63 million in the year ended December 31, 2010, compared to $0.13 million of Net cash from operating activities in the year ended December 31, 2009. The increase of $25.50 million in cash flows from operating activities was primarily attributable to (i) an increase as a result of a $28.11 million increase in revenue collected from BG Group due to its charter obligations for the GasLog Savannah and the GasLog Singapore, offset by a $5.59 million increase in operating expenses, including crewing, maintenance and insurance costs, for the two owned ships delivered in 2010, and a $1.75 million increase in general and administrative expenses (excluding expenses recognized in respect of equity-settled compensation, which is a non-cash item) and (ii) an increase of $5.14 million arising from movements in working capital primarily due to advance collection of the January 2011 charter hire for the two owned ships during December 2010. The increase in cash flows from operating activities was partially offset by $3.68 million of interest paid subsequently to the delivery of the two owned ships in 2010.

Net Cash Used In Investing Activities

Net cash used in investing activities was $212.81 million in the year ended December 31, 2010, which principally consists of $228.49 million in payments for the construction costs of newbuilding ships, partially offset by $9.17 million we received from the Joint Venture Partner in return for equity in GAS-three Ltd. and GAS-four Ltd., $1.07 million of dividends we received from Egypt LNG and a release of $5.69 million in restricted cash.

Net cash used in investing activities was $32.17 million in the year ended December 31, 2009, which principally consists of $44.60 million in payments for the construction costs of newbuilding ships, partially offset by $8.94 million in proceeds we received from the sale of shares of BW Gas Limited that we held through a subsidiary, $0.78 million of dividends we received from Egypt LNG and a release of $2.91 million in restricted cash.

Net Cash from Financing Activities

Net cash from financing activities was $203.20 million in the year ended December 31, 2010, which principally consists of a bank loan drawdown of $143.82 million and capital contributions of $85.42 million we received from our existing majority shareholder and the Joint Venture Partner, partially offset by $16.77 million in dividends we paid to existing shareholders, bank loan repayments of $8.54 million and $0.77 million in loan issuance costs we paid in connection with the bank loan drawdown.

Net cash from financing activities was $33.80 million in the year ended December 31, 2009, which principally consists of a bank loan drawdown of $96.90 million and capital contributions of $19.11 million we received from our existing majority shareholder, partially offset by bank loan repayments of $80.00 million and $2.15 million in loan issuance costs we paid in connection with the bank loan drawdown.

Credit Facilities

Through our subsidiaries, we have entered into two credit facilities with amounts outstanding as of December 31, 2011. One of the credit facilities is secured by the GasLog Savannah and the other is secured by the GasLog Singapore. Both of the facilities are denominated in U.S. dollars. The following summarizes certain terms of the two facilities as of December 31, 2011:

Lender(s)	Subsidiary Party (Collateral Ship)	Outstanding Principal Amount	Interest Rate	Maturity	Remaining Payment Installments as of December 31, 2011
Danish Ship Finance A/S	GAS-one Ltd. (GasLog Savannah)	$157.16 million	LIBOR + applicable margin(1)	2020

34 consecutive quarterly installments, the first 6 in the amount of $2.81 million each and the remaining 28 in the amount of $2.06 million each, plus a balloon payment in the amount of $82.52 million due in May 2020

DnB Nor Bank ASA, National Bank of Greece S.A. and UBS AG	GAS-two Ltd. (GasLog Singapore)	$125.96 million	LIBOR + applicable margin(1)	2014	9 consecutive quarterly installments, with a balloon payment of $95.07 million due in January 2014

(1)	As of December 31, 2011, the applicable weighted average interest rate for the two loans, after giving effect to hedging, was 3.91%.

In addition, through our subsidiaries, we have entered into three new loan agreements and accepted a commitment letter for one additional credit facility in connection with the financing of our eight contracted newbuildings. Borrowings under these facilities will be drawn upon delivery of the ships, which is scheduled for various dates between 2013 and 2015, and will be secured by mortgages on the relevant ships. Each of the facilities will be denominated in U.S. dollars. The following summarizes certain terms of the facilities:

Lender(s)	Subsidiary Parties (Collateral Ship)	Committed Amount	Expected Drawdown Date(s)	Interest Rate	Maturity	Payment Installment Schedule
DNB Bank ASA, London Branch, and the Export- Import Bank of Korea	GAS-three Ltd. and GAS-four Ltd. (Hull Numbers 1946 and 1947)	Up to $272.5 million(1)	Q1 2013	LIBOR + applicable margin(2)	2025

48 consecutive quarterly installments of $2.01 million under each tranche, with two balloon payments of up to $40 million each due under each tranche 12 years from delivery of the collateral ships; the lenders will have a put option giving them the right to request full repayment in 2018

Nordea Bank Finland Plc, London Branch, ABN AMRO Bank N.V. and Citibank International Plc, Greece Branch	GAS-five Ltd. and GAS-six Ltd. (Hull Numbers 2016 and 2017)	Up to $277 million	Q2 2013 and Q3 2013	LIBOR + applicable margin(2)	2019

24 consecutive quarterly installments of $2.04 million under each tranche, with two balloon payments of $89.62 million each due under each tranche no later than the earlier of six years from delivery of the collateral ships or July 2019

Credit Suisse AG	GAS-seven Ltd. (Hull Number 2041)	Up to $144 million	Q4 2013	LIBOR + applicable margin(2)	2020	28 consecutive quarterly installments of $2 million, with a balloon payment of $88 million due with the last installment

DnB Bank ASA, Commonwealth Bank of Australia, Danish Ship Finance A/S, ING Bank N.V. and Skandinaviska Enskilda Banken AB (publ)	GAS-eight Ltd., GAS-nine Ltd. and GAS-ten Ltd. (Hull Numbers 2042, 2043 and 2044)	Up to $435 million	Q1 2014, Q4 2014 and Q1 2015	LIBOR + applicable margin(2)	2021 (first tranche) and 2022 (second and third tranches)

28 consecutive quarterly installments of $1.99 million, $2.03 million and $2.03 million, respectively, under each tranche, with balloon payments of $87.28 million, $89.16 million and $89.16 million, respectively, due with the last installment under each tranche

(1)	Credit facility is subject to negotiation and execution of definitive documentation.

(2)

Based on LIBOR as of December 31, 2011, the weighted average interest rate under the three loan agreements and the one committed facility, assuming they were drawn in full, would have been 2.85%. In addition, we expect to incur aggregate commitment and arrangement fees of approximately $33.47 million in connection with the facilities.

Our credit facilities, including the committed facilities, are secured as follows:

•	first priority mortgages over the ships owned by the respective borrowers;

•	for certain of our facilities, guarantees from us and our subsidiary GasLog Carriers Ltd.;

•	for certain of our facilities, a pledge of the share capital of the respective borrower; and

•	for certain of our facilities, a first priority assignment of all earnings and insurances related to the ship owned by the respective borrower.

In addition, all of the credit facilities are secured by guarantees from Ceres Shipping and certain of the credit facilities are secured by guarantees from the Joint Venture Partner. These guarantees from Ceres Shipping and the Joint Venture Partner, and corresponding cross-default provisions, will be terminated upon completion of this offering.

Our credit facilities impose certain operating and financial restrictions on us. These restrictions generally limit our subsidiaries’ ability to, among other things:

•	incur additional indebtedness, create liens or provide guarantees;

•	provide any form of credit or financial assistance to, or enter into any non-arms’ length transactions with, us or any of our affiliates;

•	sell or otherwise dispose of assets, including our ships;

•	engage in merger transactions;

•	enter into, terminate or amend any charter;

•	amend our shipbuilding contracts;

•	change the manager of our ships;

•	undergo a change in ownership;

•	in the case of one subsidiary, declare or pay dividends to us without the lender’s approval; or

•	acquire assets, make investments or enter into any joint-venture arrangements outside of the ordinary course of business.

Under our new loan agreements and our committed credit facility, and under amendments we expect to enter into with respect to our existing credit facilities after completion of this offering, we will also be subject to specified financial covenants that apply to us and our subsidiaries on a consolidated basis. These financial covenants include the following:

•	our net working capital (excluding the current portion of long-term debt) must be positive;

•	our total indebtedness divided by our total capitalization must not exceed 65%;

•	the ratio of EBITDA over our debt service obligations (including interest and debt repayments) on a trailing 12 months’ basis must be no less than 110%;

•	the aggregate amount of all unencumbered cash and cash equivalents must exceed the higher of 3% of our total indebtedness or $20 million;

•

we are permitted to pay dividends, provided that we hold unencumbered cash equal to at least 4% of our total indebtedness, subject to no event of default having occurred or occurring as a consequence of the payment of such dividends; and

•	our market value adjusted net worth must at all times exceed $350 million, or 30% of our total market value adjusted assets, depending on the facility,

Our credit facilities also impose certain restrictions relating to us and our other subsidiaries, including restrictions that limit our ability to make any substantial change in the nature of our business or to engage in transactions that would constitute a change of control, as defined in the relevant credit facility, without repaying all of our indebtedness in full, or to allow our controlling shareholders to reduce their shareholding in us below specified thresholds.

Our credit facilities contain customary events of default, including nonpayment of principal or interest, breach of covenants or material inaccuracy or representations, default under other material indebtedness and bankruptcy. In addition, each facility contains covenants requiring that the fair market value of the ship securing the facility remains above a specified threshold, ranging from 110% to 120%, depending on the facility, of all amounts outstanding under the applicable facility. In the event that the value of a ship falls below the threshold, we could be required to provide the lender with additional security or prepay a portion of the outstanding loan balance, which could negatively impact our liquidity.

See “Description of Indebtedness” for more information about our credit facilities, including our new loan agreements and the credit facility for which we have accepted a commitment letter.

Contractual Obligations

Our contractual obligations as of December 31, 2011 were:

	Payments Due by Period
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	(in thousands of U.S. dollars)
Long-term debt obligations(1)	$283,114	$24,987	$130,227	$16,503	$111,397
Interest on long-term debt obligations(2)	53,809	10,883	16,742	10,978	15,206
Loan arrangement fees and commitments	28,715	17,584	10,940	191	—
Special bonus to management(3)	3,515	475	3,040	—	—
Shipbuilding contracts	1,440,975	114,450	1,167,125	159,400	—
Operating lease obligations	1,398	342	685	371	—

Total	$1,811,526	$168,721	$1,328,759	$187,443	$126,603

(1)

The table does not include obligations under the loan agreement we entered into through our subsidiaries on October 3, 2011 with Nordea Bank Finland Plc, London Branch, ABN AMRO Bank N.V. and Citibank International plc, Greece Branch, for $277 million, the facility agreement we entered into through our subsidiaries on December 23, 2011 with DnB Bank ASA, Commonwealth Bank of Australia, Danish Ship Finance A/S, ING Bank N.V. and Skandinaviska Enskilda Banken AB (publ), for $435 million or the facility agreement we entered into through our subsidiary on January 18, 2012 with Credit Suisse AG, for $144 million. We have not yet borrowed any amounts under these loan agreements. The first installment payment for any borrowings we make under these loan agreements will be due three months after the delivery of the newbuilding ships that will serve as collateral under the facilities.

(2)

Our interest commitment on long-term debt is calculated based on an assumed average applicable interest rate ranging from 3.26% to 5.44% which takes into account LIBOR and our various applicable margin rates and fixed-rate interest rate swaps associated with each debt.

(3)

As compensation for successful negotiation of commercial terms and conditions for the purchase of two of our newbuilding ships, our board of directors approved the award of a special bonus to be paid to key members of management. A portion of the bonus was paid in 2011. The balance will be paid in future periods. As of December 31, 2011, our future obligations in respect of the special bonus amounted to $3.52 million, with $0.48 million to be paid within one year and $3.04 million to be paid in two to three years. However, a portion of these future obligations was accelerated and paid in January 2012 in connection with the resignation of our former chief executive officer. See “Management—Separation Agreement with Former Chief Executive Officer”.

Capital Expenditures

We make capital expenditures from time to time in connection with the expansion and operation of our owned fleet. In 2010 we took delivery of two LNG carriers, the GasLog Savannah and the GasLog Singapore. During the years ended December 31, 2011, 2010 and 2009, we funded $86.95 million, $228.49 million and $44.60 million, respectively, of construction costs, including installment payments on newbuildings, with funds borrowed under credit facilities and capital contributions from our existing shareholders.

Our current commitments for capital expenditures are related to our eight contracted LNG carriers on order, which have a gross aggregate contract price of approximately $1.55 billion. We also have options to acquire two additional newbuilding LNG carriers, which options expire in 2012. We have not yet decided whether we will exercise the options. We are scheduled to take delivery of the eight newbuilding ships on various dates in 2013, 2014 and 2015. The total remaining balance of the contract prices is $1.42 billion. Amounts are payable under each shipbuilding contract in installments upon the attainment of certain specified milestones in each ship’s construction, with the largest portion of the purchase price for each ship coming due upon its delivery.

We intend to fund these commitments with the proceeds of this offering and with borrowings under the three new loan agreements we have entered into for $856 million in the aggregate and the credit facility for which we have accepted a commitment letter for $272.5 million. In the event we decide to exercise our options to order two additional ships from Samsung, we expect to finance the costs with cash from operations and a combination of debt and equity financing.

To the extent that we are unable to enter into the credit facility for which we have accepted a commitment letter on terms acceptable to us, or the extent that we are unable to draw down the amounts committed under our credit facilities, we will need to find alternative financing. If we are unable to find alternative financing, we will not be capable of funding all of our commitments for capital expenditures relating to our eight contracted newbuilding ships, which could adversely impact the dividends we intend to pay following this offering, and materially adversely affect our results of operations and financial condition.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

We are subject to market risks relating to changes in interest rates because we, through our subsidiaries, have floating rate debt outstanding. Significant increases in interest rates could adversely affect our operating margins, results of operations and our ability to service our debt. From time to time, we have used interest rate swaps to reduce our exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with our floating rate debt and is not for speculative or trading purposes. We expect to continue to use interest rate swaps in the future as we deem appropriate to manage our exposure to interest rate risk.

The aggregate principal amount of our outstanding floating rate debt as of December 31, 2011 was $125.96 million. As an indication of the extent of our sensitivity to interest rate changes, an increase in LIBOR by 10 basis points would have decreased our profit during the years ended December 31, 2011 and 2010 by approximately 1.59%, or $0.22 million, and 2.33%, or $0.22 million, respectively, based upon our debt level during such years.

We expect our sensitivity to interest rate changes to increase in the future as a result of borrowings under our three new loan agreements and the credit facility for which we have accepted a commitment letter. Borrowings under these floating rate debt facilities will be used to finance a portion of the contract prices of our eight newbuilding ships on order.

Interest Rate Swaps

As of December 31, 2010, we had one interest rate swap in place with a notional amount of $78.2 million. The principal terms of the interest rate swaps outstanding at December 31, 2011 were as follows:

	GAS-one Ltd.	GAS-one Ltd.	GAS-five Ltd.	GAS-five Ltd.	GAS-six Ltd.
Counterparty	Danish Ship Finance	Danish Ship Finance	Nordea Bank Finland	Nordea Bank Finland	Nordea Bank Finland
Initial Notional Amount	$80,804,648	$84,187,193	$60,000,000	$75,000,000	$75,000,000
Notional Amount, December 31, 2011	$72,968,326	$84,187,193	$60,000,000	$75,000,000	$75,000,000
Trade date	Sept 2008	Oct 2011	Nov 2011	Nov 2011	Nov 2011
Effective Date	Sept 2008	Nov 2011	May 2013	May 2013	July 2013
Termination Date	August 2013	May 2020	May 2018	May 2018	July 2018
Fixed Interest Rate	3.84%	2.10%	2.04%	1.96%	2.04%

Under these swap transactions, the bank counterparty effects quarterly floating-rate payments to the Company for the relevant amount based on the three-month U.S. dollar LIBOR, and the Company effects quarterly payments to the bank on the relevant amount at the respective fixed rates.

Foreign Currency Exchange Risk

We generate all of our revenue in U.S. dollars, and the majority of our expenses, including debt repayment obligations under our credit facilities and a portion of our administrative expenses, are denominated in U.S. dollars. However, a portion of the ship operating expenses of our vessel ownership segment, primarily crew wages, and a large portion of our administrative expenses, are denominated in euros. The portion of our total expenses denominated in euros increased in 2011 as we took delivery of our two owned ships, and we expect our euro-denominated expenses to increase further upon delivery of our new building ships on order, primarily due to crew wages payable in euros. As of December 31, 2011 and 2010, approximately $4.62 million and $2.01 million, respectively, of our outstanding liabilities was denominated in euros.

Depreciation in the value of the U.S. dollar relative to the euro will increase the U.S. dollar cost of us paying expenses denominated in euros. Accordingly, there is a risk that currency fluctuations will have a negative effect on our cash flows. As an indication of the extent of our sensitivity to changes in exchange rate, a 10 percent increase in the average euro/dollar exchange rate would have decreased our profit and cash flows during the years ended December 31, 2011 and 2010 by approximately $2.02 million and $1.16 million, respectively, based upon our expenses during such years. We do not currently hedge movements in currency exchange rates, but our management monitors exchange rate fluctuations on a continuous basis. We may seek to hedge this currency fluctuation risk in the future.

Inflation and Cost Increases

We do not expect inflation to have a significant impact on us in the current economic environment and foreseeable future, other than potentially in relation to crew costs. LNG transportation is a specialized area and the number of LNG carriers has increased rapidly in recent years. As a result, there has been an increased demand for qualified crews, which has and will continue to put inflationary pressure on crew costs. The impact of cost increases would be mitigated to some extent by certain provisions in our time charters, including review provisions and cost pass-through provisions.

Off-Balance Sheet Arrangements

We do not have any transactions, obligations or relationships that should be considered off-balance sheet arrangements.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with IFRS as issued by the IASB. The preparation of those financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses and related disclosure at the date of our financial statements. Actual results may differ from these estimates under different assumptions and conditions. Critical accounting policies are those that reflect significant judgments of uncertainties and potentially result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting policies, because they generally involve a comparatively higher degree of judgment in their application. For a description of all our principal accounting policies, see Note 2 to our consolidated annual financial statements included elsewhere in this prospectus.

Ship Cost, Lives and Residual Value

When determining ship construction cost, we recognize both the installment payments paid to the shipyard along with any directly attributable costs of bringing the ships to their working condition incurred during the construction periods. Directly attributable costs incurred during the ship construction period consist of capitalized borrowing costs, commissions, on-site supervision costs, costs for sea trials, certain spare parts and equipment, lubricants and other ship delivery expenses. Any vendor discounts are deducted from the cost of our ships. Subsequent expenditures for conversions and major improvements are also capitalized when the recognition criteria are met.

The ship construction costs included in the ship component are depreciated on a straight-line basis over the expected useful life of each ship, based on the cost of the ship less its estimated residual value. We estimate the useful lives of our ships to be 35 years from the date of delivery from the shipyard, which we believe is within industry standards and represents the most reasonable useful life for each of our ships. Furthermore, we estimate the residual values of our ships to be 10% of the initial ship cost, which represents our estimate of the current market value of the ships as if they were at the end of their useful lives at the time we make such estimate. The estimated residual value of our ships may not represent the fair market value at any one time, in part because there has historically been very little scrapping of LNG carriers and because market prices of scrap values tend to fluctuate. We might revise our estimate of the residual values of our ships in the future in response to changing market conditions.

An increase in the estimated useful lives of our ships or in their residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of our ships or residual value would have the effect of increasing the annual depreciation charge.

When we are faced with regulations that place significant limitations over the ability of one of our ships to trade on a worldwide basis, we adjust the ship’s useful life to end at the date such regulations become effective.

Impairment of Ships

We periodically evaluate the carrying amounts of our ships to determine whether there is any indication of an impairment loss. If any such indication exists, the recoverable amount of the ships is estimated in order to determine the extent of the impairment loss, if any.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. The projection of cash flows related to ships is complex and requires us to make various estimates including future freight rates, earnings from the ships and discount rates. All of these items have been historically volatile. In assessing the fair value less cost to sell of the ship, we obtain ship valuations from leading, independent and internationally recognized ship brokers on an annual basis or when there is an indication that an asset or assets may be impaired.

If an indication of impairment is identified, the need for recognizing an impairment loss is assessed by comparing the carrying amount of the ships to the higher of the fair value less cost to sell and the value in use. At December 31, 2010 and December 31, 2011, the carrying amounts of our ships were lower than the independent broker valuation (after adjusting for estimated selling costs) for all of the owned ships; therefore there were no indicators that the carrying amounts of the ships may not be recoverable.

Deferred Drydocking Cost

We must periodically drydock each of our ships for inspection, repairs and any modifications. At the time of delivery of a ship from the shipyard, we estimate the drydocking component of the cost of the ship, representing estimated costs to be incurred during the first drydocking at the drydock yard for a special survey and parts and supplies used in making required major repairs that meet the recognition criteria, based on our historical experience with similar types of ships.

We use judgment when estimating the period between drydockings performed, which can result in adjustments to the estimated amortization of the drydocking expense. If a ship is disposed of before its next drydocking, the remaining balance of the deferred drydock is written-off and forms part of the gain or loss recognized upon disposal of ships in the period when contracted. We expect that our ships will be required to be drydocked approximately 60 months after their delivery from the shipyard and thereafter every 30 or 60 months our ships will be required to undergo special or intermediate surveys and be drydocked for major repairs and maintenance that cannot be performed while the ships are operating. We amortize our estimated drydocking expenses for the first special survey over five years, but this estimate might be revised in the future.

Measurement of Equity-Settled Employee Benefits Expense

Equity-settled payments to employees are measured at the fair value of the equity instruments on the grant date. For the manager shares and subsidiary manager shares granted on January 1, 2010, we used the discounted future cash flow valuation technique (income approach), which included inputs that are not based on observable market data, because the market price for our shares is not available. The valuation was prepared internally on a contemporaneous basis pursuant to applicable IFRS guidance, which provides that in the absence of market prices for shares, fair value is estimated using a valuation technique to estimate what the price of the equity instruments would have been on the measurement date in an arms’ length transaction between knowledgeable, willing parties. IFRS does not require the use of a third-party valuation specialist to prepare the valuation. At the time of preparation of our financial statements as of and for the periods ended December 31, 2010 and December 31, 2011, we were a private company with sufficient internal knowledge and experience to prepare such a valuation. Accordingly, we did not think it was necessary to appoint an independent valuation specialist.

According to this valuation technique, the value of GasLog and its subsidiaries was determined to be equal to the present value of the net operating cash flows generated during each year of the explicit forecast period and the terminal value. The terminal value was determined to be the cash flows that GasLog and its subsidiaries will be able to generate beyond the explicit forecast period. The cash flows taken into consideration were the Operating Free Cash Flows discounted by using the Weighted Average Cost of Capital of 7.31%. The terminal value was calculated using a perpetuity growth method with a perpetual annual growth rate set at a level equal to 1% and a capitalization multiple of 16. The terminal value calculated by using the perpetuity growth method was then cross-checked with the terminal value calculated using the terminal multiple method. The fair value was divided by the total number of issued and outstanding shares of GasLog Ltd. to determine the fair value per share. We believe the valuation technique is consistent with generally accepted valuation methodologies for pricing financial instruments, and incorporates all factors and assumptions that knowledgeable, willing market participants would consider in setting the price. We estimate that none of the manager shares and subsidiary manager shares will be forfeited, but this estimate may be revised if necessary in the future.

The grant-date fair value of the manager shares and subsidiary manager shares determined according to the valuation technique described above will differ from the price of shares offered to the public in this offering due to a number of factors. In particular, the valuation was based on our business as of January 1, 2010, when the equity-settled compensation was granted. Accordingly, the valuation took into account projected earnings from our two owned ships that were on order to be constructed, as well as projected earnings from our 25% interest in the Methane Nile Eagle and from our technical management of 14 ships, in each case as of January 1, 2010. Our business has changed significantly since January 1, 2010, due to, among other things:

•	the shipbuilding contracts we have entered into for eight newbuildings scheduled to be delivered between 2013 and 2015;

•	the time charter arrangements we have secured for six of our newbuildings, with initial terms of up to seven years;

•

the three loan agreements we have entered into and one commitment letter we have accepted for $1.13 billion in the aggregate of debt financing in connection with the financing of our eight newbuildings;

•	the declaration by the charterers of extension options under the charters that were in effect as of January 1, 2010 for our two owned ships;

•	the steps we have taken in contemplation of an initial public offering, including the filing of the registration statement with the SEC;

•	capital contributions from our existing shareholders;

•	revised assumptions regarding future exchange rates;

•	financing costs that were lower than expected due to a favorable interest rate environment; and

•	additional third-party revenues earned by our vessel management segment.

We expect each of the above factors, as well as changes in market conditions, to contribute to a difference between the fair value of the equity-settled compensation as determined on the date of grant and the price of shares offered to the public in this offering.

Impairment of Goodwill

We review goodwill for impairment at least annually. For the purpose of impairment testing, goodwill has been allocated to the cash-generating unit representing our management company, GasLog LNG Services, which was acquired by us in 2005.

In order to determine whether goodwill has been impaired, we estimate the value-in- use of the cash-generating unit to which goodwill has been allocated. The value-in-use calculation requires us to estimate the future cash flows expected to arise from the cash-generating unit and also a suitable discount rate in order to calculate present value representing recoverable amount of the cash-generating unit. In determining the value-in-use of the cash-generating unit as of December 31, 2010 and 2011, we used cash flow projections based on financial budgets approved by us covering a four-year period and a terminal multiple of 8. Growth assumptions were based on conservative estimates and considered the number of ships expected to be under our management for which contracts were in place at the end of each year. The key assumptions used in the value-in-use calculations are as follows:

•	average inflation of 2% per annum;

•	a discount rate of 15% per annum;

•	annual growth rate of nil; and

•	1 euro = 1.30 U.S. dollars.

We assessed the recoverable amount of goodwill at the end of each annual reportable period and concluded that goodwill associated with our cash-generating unit was not impaired. We believe that any reasonably possible further change in the key assumptions on which the recoverable amount is based would not cause the carrying amount of the cash-generating unit to exceed its recoverable amount.

Consolidation of 51% Owned Subsidiaries

Our consolidated financial statements incorporate GasLog Ltd. and the subsidiaries controlled by GasLog Ltd. We consider control to be the power to govern the financial and operating policies of an invested enterprise so as to obtain benefits from its activities.

We determined that we controlled all of the subsidiaries that were 51% owned during the periods presented in our consolidated financial statements, GAS three Ltd., GAS-four Ltd., GAS five Ltd. and GAS-six Ltd., because we were able to appoint three out of five members of the Board of Directors of each subsidiary, who were empowered to make governance decisions. As of June 23, 2011, each of these four subsidiaries is now indirectly wholly owned by us. See “Certain Relationships and Related Party Transactions”.

Recent Accounting Pronouncements

Standards and Interpretations adopted in the current period

There are no new and revised Standards and Interpretations that are effective for the first time for the financial year beginning on or after January 1, 2011 that had a material impact on us.

Standards and amendments in issue not yet adopted

The following standards and amendments relevant to us have been issued but are not yet effective:

In October 2010, the IASB reissued IFRS 9—Financial Instruments. IFRS 9 specifies how an entity should classify and measure financial assets and financial liabilities. The new standard requires all financial assets to be subsequently measured at amortized cost or fair value depending on the business model of the legal entity in relation to the management of the financial assets and the contractual cash flows of the financial asset. The standard also requires a financial liability to be classified as either at fair value through profit and loss or at amortized cost. In December 2011, the IASB deferred the effective date of IFRS 9 to annual periods beginning on or after January 1, 2015. We have not early adopted this standard and are currently evaluating the impact of IFRS 9 on our financial statements and the timing of its adoption.

In May 2011, the IASB issued amendments to standards relating to consolidated financial statements, including IFRS 10—Consolidated Financial Statements, IFRS 11—Joint Arrangements, IFRS 12—Disclosures of Interest in Other Entities, IAS 27—Consolidated and Separate Financial Statements and IAS 28—Investments in Associates and Joint Ventures. These amendments, among other things, update the definition of control under IFRS and consolidate the disclosure requirements for interests in other entities. The guidance is effective for fiscal years beginning on or after January 1, 2013, but early adoption is permitted. We are currently evaluating the impact of these amendments and anticipate that their adoption will not have a material impact on our financial statements in the period of initial application.

In May 2011, the IASB issued IFRS 13—Fair Value Measurement, which establishes a single source of guidance for fair value measurements under IFRS standards. IFRS 13 defines fair value, provides guidance on its determination and introduces consistent requirements for disclosures on fair value measurements. The standard is effective for fiscal years beginning on or after January 1, 2013, but early adoption is permitted. We are currently evaluating the impact of these standards and anticipate that their adoption will not have a material impact on our financial statements in the period of initial application.

In June 2011, the IASB issued amendments to IAS 1—Presentation of Financial Statements, which provide guidance on the presentation of items contained in other comprehensive income and their classification within other comprehensive income. The revised standard is effective for annual periods beginning on or after July 1, 2012. We are currently evaluating the impact of these amendments and anticipate that their adoption will not have a material impact on our financial statements in the period of initial application.

In June 2011, the IASB issued amendments to IAS 19—Employee Benefits that change the accounting for defined benefit plans and termination benefits. The most significant amendment requires an entity to recognize changes in defined benefit obligations and plan assets when they occur, thus eliminating the “corridor approach” permitted under the previous version of IAS 19. Entities will be required to segregate changes in the defined benefit obligation and in the fair value of plan assets into those associated with (1) service costs, (2) net interest on the net defined benefit liability (asset) and (3) remeasurements. The revised standard is effective for fiscal years beginning on or after January 1, 2013, but early adoption is permitted. We are currently evaluating the impact of these amendments and anticipate that their adoption will not have a material impact on our financial statements in the period of initial application.

THE LNG SHIPPING INDUSTRY

The information and data contained in this prospectus relating to the global shipping industry has been provided by Clarkson Research Services Limited, or “Clarkson Research”, and is taken from Clarkson Research’s database and other sources. Clarkson Research has advised that: (i) some information in Clarkson Research’s database is derived from estimates or subjective judgments; (ii) the information in the databases of other maritime data collection agencies may differ from the information in Clarkson Research’s database; (iii) while Clarkson Research has taken reasonable care in the compilation of the statistical and graphical information and believes it to be accurate and correct, data compilation is subject to limited audit and validation procedures.

Unless otherwise indicated, the following information relating to the global shipping industry reflects information and data available as of January 1, 2012.

Summary

Natural gas is one of the fastest growing primary energy sources globally. It is supported by significant reserves, competitive pricing and environmental cleanliness compared with other hydrocarbons. Within the natural gas industry, the volume of LNG traded has increased at a rate 30% higher than pipeline trade and has grown over three times the rate of overall natural gas consumption during the past twenty years. A continuing disparity between the price of gas in various geographies compared to the relatively low cost of LNG shipping has enhanced the economics of LNG trade. Significant expansion of LNG liquefaction and regasification facilities has taken place in recent years and a large number of additional facilities has been planned. Liquefaction capacity is expected to increase by 38% by 2016. If these plans proceed on schedule, the demand for LNG shipping capacity is expected to increase significantly. There have also been significant increases in the number of LNG exporting and importing nations, the number of individual trading routes and the average trading distance.

The current order book of LNG carriers is relatively small in historic terms at 17% of the global LNG carrier fleet capacity, while only 7% of the global LNG carrier fleet capacity is due for delivery before 2014. Fleet growth will be limited for the next two years and will depend on the level of newbuilding orders thereafter. During 2011, newbuildings sized between 150,000 cbm and 160,000 cbm with diesel electric propulsion have been most popular given the trading flexibility and fuel cost savings. Although there have been a number of new entrants over the past 10 years, the LNG shipping sector is characterized by relatively high barriers to entry compared to other shipping sectors. These barriers include stringent customer standards requiring a strong safety track record and strong technical management capabilities, limited supply of highly qualified personnel and significant capital requirements for new ships.

Overview of the Natural Gas Market

Over the last two decades natural gas has been one of the world’s fastest growing energy sources. Natural gas is the third largest global energy source, after oil and coal respectively, and accounted for 24% of the world’s energy consumption in 2010. Natural gas is used primarily to generate electricity and as a heating source. Over the past twenty years, consumption has grown at an average rate of 2.3% per year, approximately twice the growth rate of oil consumption over the same period.

A number of forecasting agencies expect consumption of natural gas to continue to rise, with the Energy Information Administration, or “EIA”, projecting a 50% growth in demand between 2010 and 2035. This equates to a 1.6% increase on a per annum basis, with demand for oil and coal both expected to grow by lower volumes over the same period. Natural gas consumption is expected to grow for a number of reasons, including:

•	global economic growth that is expected to lead to additional energy demand, particularly from non-OECD economies such as China and India;

•	replacement demand from the shutdown of nuclear electricity generators in Japan;

•	natural gas being viewed as more environmentally friendly than other fossil fuels;

•	the wide applicability of natural gas as a fuel source;

•	known natural gas reserves that currently total 187 trillion cbm, a reserves to production ratio of 59 years; and

•	further market deregulation that may have a beneficial impact by increasing trading opportunities.

Given concerns about the impact of fossil fuels on global warming, there is a widespread desire to limit carbon emissions wherever possible in many countries. Natural gas is well-placed to take advantage of this as it is considered to be the most environmentally-friendly fossil fuel. The burning of natural gas emits approximately 30% less carbon dioxide than oil and approximately 45% less carbon dioxide than coal. Furthermore, natural gas emits relatively few particulates and relatively low levels of nitrogen oxide. Increasing opposition to nuclear energy around the world, particularly in countries such as Japan and Germany, is expected to further increase the demand for natural gas.

Between 2005 and 2010, natural gas consumption in Non-OECD Asia increased by over 50%, and most forecasting agencies expect this growth to continue, albeit under an assumption of continued economic growth. The EIA forecasts that growth in Non-OECD Asia will increase at 3.5% per year, which is twice the global average.

By the end of 2010, natural gas reserves totaled 187 trillion cbm. This represents a reserves to production ratio of 59 years, some 27% higher than oil. Natural gas reserves, like crude oil reserves, are unevenly distributed and an imbalance exists between the location of reserves and both current and expected demand. The largest reserves are located in the Middle East (41%) and the territories of the former Soviet Union (31%), followed by the lesser developed countries in Asia and sub-Saharan Africa, at significant distances from the major locations of demand in North America and Europe, which generally have the lowest reserves.

In the past, the production and consumption of natural gas was relatively geographically aligned, limiting the need for long-distance trading. However, today 31% of natural gas is traded between countries, up from 16% twenty years ago. As natural gas has become increasingly commoditized, an increasingly large amount is being traded globally via both pipelines and as LNG.

In recent years, there has been an increase in the production of “unconventional” natural gas, including tight gas, shale gas and coalbed methane. In particular there has been a significant increase in U.S. shale gas reserves, with improvements in technology helping U.S. domestic natural gas reserves to increase by over 30% over the past decade. Further to this, it is estimated that technically recoverable shale gas reserves could be found in a range of geographic regions, with the largest reserves outside of the United States projected to be in China, Argentina and Mexico. The advent of considerable shale gas production in the United States has led to a decline in U.S. LNG imports, which made up only 4% of global LNG imports in 2010. Recently, the United States has become a re-exporter of LNG.

Liquefied Natural Gas

Overview

There are two methods of transporting natural gas if not consumed in the producing region: pipelines, which accounted for 70% of the natural gas traded cross-border in 2010, and LNG shipping, in which natural gas is liquefied and transported in specialized seaborne carriers. LNG shipping has been increasing in importance and accounted for 31% of all natural gas trade in 2010, up from 28% in 2009 and 24% in 1990. Between 1990 and 2010, gas traded as LNG trade grew by an average 7.0% per annum compared to a growth rate of 5.2% per annum for gas transported by pipeline over the same period.

The challenge of moving “stranded” gas as LNG to points of demand is that it has been traditionally highly capital intensive, technologically sophisticated and expensive. The first shipment of LNG was made in 1959 from Lake Charles in the United States to Canvey Island in the UK. LNG trade was subsequently developed in the 1960s with shipments from Arzew in Algeria to the UK, Spain, Italy and France, and in the 1970s with the expansion of the trade to Japan. Relatively few LNG carriers were ordered during the 1980s, while the 1990s saw limited activity in terms of infrastructure and trade development, with relatively few projects coming online during this period. By contrast, over the course of the last decade, a number of new projects in a range of countries, including some with no prior history of LNG production such as Trinidad and Tobago and Equatorial Guinea, have started producing LNG for export.

The LNG supply chain involves a number of different stages:

•

Liquefaction: Following the initial production of gas, natural gas is cooled to a temperature of -162°C (-260°F), which transforms it into a liquid. This reduces its volume to approximately 1/600th of its volume in a gaseous state and allows economical storage and transportation.

•	Shipping: LNG is transported overseas from the liquefaction facility to the receiving terminal in specially designed LNG carriers.

•

Terminalling and Regasification: LNG is stored in specially designed facilities until regasified. LNG is returned to its gaseous state at a regasification facility, which can be located either onshore or aboard specialized LNG carriers.

•	Distribution: Upon return to its gaseous state, the natural gas is transported to consumers through pipelines.

Although the costs associated with the LNG supply chain have declined over the past two decades, it can be less expensive to transport natural gas via pipeline than LNG carriers. However, due to the growing distances between remote sources of supply and the location of demand, capital costs associated with constructing pipelines, which become prohibitively expensive over long distances, security issues relating to the existence of unattended energy pipelines and the potential for geopolitical factors disrupting the use of pipelines that run between countries, LNG carriers are expected to remain the pre-dominant means of transportation for a significant portion of global natural gas demand.

Furthermore, LNG carriers offer greater flexibility in the transportation of natural gas than do pipelines and enable a swifter response to market developments, including new sources of demand and supply or significant changes in the price of LNG in certain markets. The fixed infrastructure nature of pipelines does not allow for this flexibility.

LNG Supply

With the increased interest in natural gas, there has been an associated increase in investment in LNG infrastructure that will support an increase in the volume of trade over the next few years. As the demand for natural gas continues to expand, the pace of the buildout of infrastructure to export and import LNG as well as the geographic location of such infrastructure will have a direct impact on the demand for LNG shipping. By the end of 2010, there were 19 countries exporting LNG (plus two—Belgium and the United States—re-exporting it) and 23 countries importing LNG, as compared to 14 exporters and 15 importers as of the end of 2005.

As of January 2012, the LNG industry is based upon the output of 99 liquefaction trains at sites in 18 countries. The number of exporting nations is expected to continue to expand, reaching 21 by 2015. The total production capability of these existing units is estimated at just over 275 million tons per annum of LNG, while the average utilization rate of this global capacity was 81% in 2010. Idle liquefaction capacity can be a result of either underutilization, short interruptions of liquefaction trains due to maintenance activities or gas supply shortfalls. Qatar remains the largest exporter of LNG with exports of 56 million tons per annum in 2010, growth of 52% year over year. During 2009 and 2010, there were five projects completed in Qatar adding an extra 39 million tons per annum of capacity to existing infrastructure, which helps explain the magnitude of the increase in the volume of Qatari LNG exports. A number of existing U.S. regasification terminals in the U.S. Gulf are looking to achieve the necessary federal approvals which would allow them to export LNG. As of January 2012, the U.S. Department of Energy had only given a full export license to Cheniere Energy, Inc.’s proposal to add liquefaction facilites with a total capacity of 18 million tons per annum at its regasification terminal at Sabine Pass. It is projected that the U.S. Department of Energy will not give any additional permissions until it has completed a review of the impact of large-scale LNG exports on domestic gas prices.

There are eleven new LNG liquefaction projects currently under construction. These projects are scheduled to be completed by 2015 and will add a further 68 million tons per annum of capacity, an additional 25%. There are a further 13 projects that have received Final Investment Decision, or “FID”, or are at the Front End Engineering and Design, or “FEED”, stage, with start up dates ranging from 2013 to 2018. If these projects are completed on schedule, it is estimated that they will result in a further 98 million tons per annum of additional export capacity following full ramp up. Combining the projects under construction and at FID or FEED implies an increase of 38% in liquefaction capacity by 2016 and a requirement for 100 additional LNG carriers. Projects with start up dates beyond 2016 are also expected to generate significant further requirements. This ship requirement is calculated based on various assumptions, including the completion of liquefaction projects on time and utilization at current global averages.

A further 30 export projects are currently at the proposal stage and have scheduled start up dates before the end of the decade. The total estimated capacity of these projects is over 200 million tons per annum, representing an increase of 73% over current capacity. Most of these developments are in countries with existing LNG facilities; however, entirely new projects have been proposed in Canada, Venezuela, Iran, Papua New Guinea and Mozambique. Elsewhere, Russia has huge potential to become a leading exporter of LNG but gas field locations in the Arctic region present new challenges, with longer lead times and higher costs likely. These proposals may be delayed or not move forward to the FEED or FID stages.

Due to the complex and capital intensive nature of LNG projects, new installations have experienced regular delays regarding infrastructure coming on line, as demonstrated recently by the Sakhalin II project in Russia and the Snohvit project in Norway. However, there have also been instances where infrastructure has come online much more smoothly. For instance, exports of LNG from Oman began in May 2000, despite the fact that gas was only discovered in the country as late as 1991. The recent Equatorial Guinean and Egyptian projects also came online swiftly.

LNG Demand

The import side of the LNG business is based around 89 import facilities at locations in 25 countries, which is projected to increase to around 40 importing nations by 2015. Japan is the largest market for LNG, with imports increasing by 55% to 154 million cbm in the period between 1996 and 2010 and represented 32% of the total imports in 2010. In 2009, Canada, Chile and Kuwait were import newcomers, and in 2010 the UAE also commenced import operations while Chile added a second terminal. Other countries planning to receive their first cargoes, either from new plants, FSRUs or land-based sources include: Ireland, Germany, Poland, Sweden, Croatia, Cyprus and Israel in Europe and the Mediterranean; Pakistan, Singapore, Indonesia, Philippines and New Zealand in the East and Uruguay and Jamaica in the western hemisphere.

Nearly half of existing importers added to their capacity during 2009 and 2010, including the UK, France, Italy, India, China, Taiwan, Japan, Brazil and the United States. Some import terminals, such as Zeebrugge in Belgium and Huelva in Spain, have installed loading facilities that will give them the ability to move LNG out of storage so that it can be re-exported when the market prices make it profitable.

More recently, the tragic earthquake in Japan in March of last year has not only created reconstruction-related demand but, with the ongoing nuclear disaster, has acted as a catalyst for demand for other fuels. Since much of the country’s nuclear capacity is now offline and a number of coal fired power stations are also damaged, LNG is likely to benefit from replacement demand from electricity generators. It is conceivable that this will be a long-term phenomenon, as LNG’s share of the Japanese energy mix is likely to increase if Japan chooses to phase out electricity generation from nuclear plants in the aftermath of the disaster at the Fukushima nuclear power plant. In the second quarter of 2011, Japanese imports grew by 14.6% year-on-year, compared to an 8.3% growth rate for the corresponding period of 2010. During the whole of 2010, Japanese imports grew to 154 million cbm of LNG, up by 8.8%. The majority of those new imports were provided by Qatar, with additional significant volumes from Malaysia and Indonesia.

This increased demand from Japan is expected to continue together with strong continued growth in global demand. While recent years have seen the rate of growth of demand in Europe outstrip that of Asia, this pattern is expected to change in the short to medium term, as Asian economic growth rates are projected to exceed those in Europe. Heightened import demand in 2010 was due to a combination of an improvement in the state of the global economy, favorable natural gas prices relative to oil and a raft of import and project infrastructure coming online during the year. Another notable trend has been the expansion of LNG imports to South America, with the start-up of import terminals in Chile, Brazil and Argentina in recent years, some using floating regasification technology.

A significant recent driver of LNG demand is high regional price differentials caused by varying supply of natural gas, differing price formation mechanisms and regulations, regional gas infrastructures and demand dynamics. General economic activity is also a driver of LNG demand. In 2011 gas prices in Japan were more than three times that of prices in the United States.

LNG: Trade and Shipping

The LNG trade can be considered as two main trading blocs, one covering the Asia/Pacific and the other the Atlantic (including the Mediterranean). Historically, there was little movement between the two blocs, although over the last three years there has been an increase in activity from the new Atlantic exporters (Norway, Equatorial Guinea and Trinidad) to the Pacific. The Middle East sits between these two blocs, but the balance of its trade to the East and the West has changed little in recent years. Demand for LNG shipping has increased in recent years as natural gas demand has continued to exceed production in mature gas producing regions, and as the cost of liquefaction and regasification has declined due to improved technology, efficiency gains and more competition. Moreover, high natural gas and LNG price differentials across varying regions has contributed to the proliferation of LNG trade. World seaborne LNG trade has grown strongly over the past two decades, with an average growth rate of 7.0% between 1990 and 2010.

In 2008 and 2009, global economic conditions reduced demand for LNG and the rate of growth in trade stalled, partly due to limited volumes being made available for trading. However, there was a

21.7% increase in trade volume in 2010 as LNG demand increased and new and existing facilities were able to commence production.

There has also been a general increase in the complexity and distance of trading patterns. As shown in the graph below, the number of LNG trade routes between countries has increased from 41 in 2001 to 157 in 2010, and in the period between 1997 and 2009 there was a considerable increase in the average distance of LNG trade routes, increasing from 2,338 nautical miles to 3,325 nautical miles, a 42% increase over the period. These increases in distance and complexity of trading routes have also increased the relative requirement for LNG shipping capacity.

Significant pricing differentials in varying regions of the world as well as the relatively low cost of LNG transport have created arbitrage opportunities for LNG producers and traders, leading to additional demand for LNG sea transport. During 2011 gas prices in the United States have been below $4 per mmbtu, while European prices have been at more than double these levels and Japanese prices have been more than three times these levels. With shipping costs significantly below these differentials, this has encouraged trading to take advantage of arbitrage opportunities.

LNG Shipping

Types of LNG Carriers

LNG carriers transport LNG internationally between liquefaction facilities and import terminals. These double-hulled ships include a sophisticated “containment” system that holds and insulates the LNG so it maintains its liquid form. There are two main types of containment system in use on LNG carriers. The Moss system, developed by Kvaerner in the 1970s, uses free standing insulated spherical tanks supported at the equator by a continuous cylindrical skirt, i.e., the tank and the hull are two separate entities. The Membrane technique uses insulation built directly into the hull of the ship, with a membrane covering inside the tanks to maintain integrity, i.e., the ship’s double hull directly takes the pressure of the cargo. The membrane technique is the most used and has been supplied to 246 ships (66% of the current fleet). The system is also the preferred choice for approximately 90% of the ships on the current global order book.

Ship Technology

The traditional propulsion unit for an LNG carrier has been the steam turbine, which was the only practical way of utilizing the boil-off gas characteristic of LNG transport. Boil-off gas represents approximately 0.15% of cargo per day. The high value of LNG has nevertheless given rise to arguments over the merits of burning valuable cargo versus the cost of investment in improved insulation and/or alternative engines. Steam turbines have been unpopular with operators in recent years with only a handful of Japanese owners having ordered steam-propelled ships.

In 2002, Gaz de France became the first owner to commit to gas fired diesel electric engines, ordering from Chantiers de l’Atlantique (now Aker Shipyards) a 74,000 cbm ship delivered in 2006. The engine features the following advantages: (i) higher efficiency, when compared to steam turbine installations, resulting in significant cost savings in today’s fuel price environment; (ii) more compact which allows for a bigger cargo space; and (iii) allows greater freedom in the hiring of engineering staff. Tri-fuel diesel electric engines are capable of using LNG boil-off, marine diesel oil and heavy fuel oil and are able to reach approximately 45% efficiency, compared to under 30% for steam turbine engines. Although total fuel costs of a ship will depend on the relative cost of bunkers and LNG and trading patterns, during 2011 these engines have benefited from over 30% fuel cost savings a day when running on heavy fuel oil. Furthermore, when utilizing heavy fuel oil at a standard service speed, a modern diesel electric-powered ship would use between 52 and 65 tons less fuel per day than an equivalent ship using a steam turbine. The global LNG carrier fleet now includes 48 ships (13% of the fleet by number) with this technology, most within the 150,000 to 170,000 cbm size range. There are now more ships on the order book with diesel engines than steam turbine engines, accounting for 90% of the order book, due for delivery over the next 2 to 3 years. Wartsila, the original supplier of diesel electric engines, has now been joined by MAN with a similar offering.

Slow-speed diesel engines have been promoted for larger ships and were specified for the approximately 210,000 to 215,000 cbm “Q-Flex” and the approximately 260,000 cbm “Q-Max” orders for the Qatar project. The slow-speed engines feature twin slow-speed diesel engines with twin screws and a re- liquefaction plant used to return boil-off gas to the cargo. As of January 1, 2012, 31 Q-Flexes and 14 Q-Maxes have been delivered with this technology, comprising 12% of the current fleet in terms of numbers. No LNG carriers above 20,000 cbm with slow-speed diesel engines have been ordered since 2007.

Global LNG Carrier Fleet and Order Book

The effective supply of LNG carrier capacity is primarily determined by three main factors: (i) the size of the existing fleet; (ii) the rate of deliveries of newbuildings; and (iii) scrapping. The LNG carrier fleet has grown from 90 to 373 ships since 1996, to reach an aggregate capacity of 53 million cbm as of January 1, 2012. The current average age of the global LNG carrier fleet is 10.6 years. During the period from 2005 to 2010, the LNG carrier fleet grew strongly as newbuilding deliveries gathered pace. However, more recently the fleet has grown more slowly as the delivery schedule has been more limited as shown by the graph below. Fleet growth was limited in 2011 and this is expected to continue in 2012, as few ships are due to be delivered. Fleet growth is expected to increase in 2013 and beyond as newbuildings scheduled for delivery in 2013 onwards are delivered and as new orders are placed.

World LNG Carrier Fleet By Size

	Fleet					Order Book
Size (cbm)	Number	’000 cbm	% share of cbm	Average Age (Years)	Number	’000 cbm	% of fleet

210,000 & above	45	10,335	19.5%	3.5
180-209,999
150-179,999	60	9,610	18.1%	2.7	55	8,828	91.9%
120-149,999	229	31,711	59.7%	12.8	2	293	0.9%
90,000-119,999
60,000-89,999	14	1,070	2.0%	25.6
Less than 60,000	25	399	0.8%	13.8	1	16	4.0%

Total	373	53,125	100%	10.6	58	9,137	17.2%

Source: Clarkson Research, Jan. 2012

Historically, ships built between the early 1960s and 2000, could be grouped into one of three size ranges. The first category was the small carriers of between 25,000 and 50,000 cbm which were used for short range trades, especially in the Mediterranean. Ships between 60,000 and 90,000 cbm were termed mid- sized carriers and utilized on medium haul voyages, and ships between 120,000 and 138,000 cbm were in the larger sized class. In 2002, the first 140,000 cbm ship was delivered as the LNG supply chain looked to take advantage of economies of scale. However it was not until the fourth quarter of 2006 when a 150,000 cbm ship entered the fleet. From 2007 to 2010, there were a significant number of so called “Q-Flex” (210,000 to 217,000 cbm) and “Q-Max” (260,000 to 270,000 cbm) ships delivered into the fleet. These were designed to specifically service new projects in Qatar, and are likely to remain attached to these projects. No additional ships of this size have been ordered since. Ships ordered in 2011 were sized between 147,000 cbm and 170,000 cbm. This reflects the current interest in designs that are able to trade flexibly and can move average cargo stems.

In early 2011, the newbuilding order book dropped to its lowest level as a percentage of the fleet in over fifteen years and, consequently, growth of the global LNG carrier fleet is expected to be limited in coming years. Improved charter market conditions and a shortage of LNG carriers have resulted in just over 50 newbuilding contracts being placed in 2011, although the majority of these orders will not be due for delivery until 2014 and later. The current order book of 58 ships, however, represents just 17% of the world LNG carrier fleet capacity compared to nearly 100% in 2006, which is significantly lower than most other sectors of the shipping markets. There have been examples of owners converting bulker and tanker orders into LNG vessels but this has been limited to date. Such conversions will also require lead times and negotiations with the shipyard.

Only 1% of the global fleet capacity is due for delivery in 2012 and 7% due for delivery in 2013. Although there is spare LNG shipbuilding capacity for delivery in 2014 and onwards, ships ordered in the near future are unlikely to be delivered until this date due to the lead time on LNG carriers. It is therefore expected that the global fleet capacity will grow by approximately 1% in 2012. Fleet growth in 2014 and beyond is expected to increase, although the exact levels will depend on the level of newbuilding contracting activity in the coming years.

World LNG Carrier Order Book By Year of Delivery

Capacity Range	2012		2013		2014		2015		Total
cbm	Number	’000 cbm	Number	’000 cbm	Number	’000 cbm	Number	’000 cbm	Number	’000 cbm
210,000+
180,000-209,999
150,000-179,999	1	160	22	3,576	24	3,835	8	1,257	55	8,828
120,000-149,999	1	147			1	145			2	293
90,000-119,999
60,000-89,999
0-60,000	1	16							1	15.6

Total	3	323	22	3,576	25	3,981	8	1,257	58	9,137

Source: Clarkson Research, Jan. 2012

Please note: Order book as of 1 January. Going forward, the orderbook is subject to new orders, particularly for delivery in 2014 onwards.

LNG carriers are typically engineered to a very high standard and when they enter the fleet, they are rigorously maintained. Therefore, their operational life extends well beyond that of other bulk carrier types and most trade beyond the age of 30 to 40 years. Consequently, there has historically been very little scrapping: since 1996, only 12 have been demolished. Moving forward however, commercial considerations may well alter this. A growing proportion of the current fleet (13%) is now over 25 years old, while the order book contains ships which are larger, more fuel efficient and more suited to charterers requirements than those currently trading. As a result, commercial imperatives may dictate fleet replacement programs sooner rather than later, not only for the older, smaller and less fuel-efficient. Many older ships may also be sold into conversion projects rather than as scrap sales.

Only a relatively small number of shipyards worldwide are capable of building LNG carriers. Just 9 yards are currently building LNG carriers or have them on order, and all vessels above 16,000 cbm are being built in the Far East. Nearly all LNG carriers are building at established shipyards, and ships are currently being delivered broadly as per the order book schedule. LNG carriers are relatively complex to build and this prevents large numbers of new shipyard entrants. However additional LNG shipbuilding capacity may be available at existing capable yards if demand for other ship types declines.

LNG carrier asset values fluctuate over time. Given that historically most ships are built to fulfill the requirements of a specific project, sales of LNG carriers are infrequent and, on average, only around three sales per annum were reported between 2006 and 2010. However, there was an upturn in sales activity in 2011, with 16 sales having been reported. There is substantially more activity in the newbuilding market. Shipbuilding prices are governed by the supply of and demand for shipbuilding berths, the cost of building ships, and exchange rates. Although it is important to note that prices can vary greatly according to the individual specifications of the ship being built, a multitude of factors affecting the benchmark newbuilding price of LNG carriers, such as changes to the size and technological sophistication of LNG carriers, the cost of steel and competition for yard space from both other LNG owners and other sectors of the shipbuilding market. Recent price developments are illustrated in the following graph:

Market Participants and Competition

Competition in the LNG shipping market is principally for employment of ships whose charters are expiring and ships that are under construction. Competition for these charters is based on price, ship availability, size, age, propulsion technology and condition, relationships with LNG carrier charterers and the LNG safety record, experience and reputation of the operator. Due to the nature of competition and long-term charters, the LNG business provides operators with less volatile, more predictable revenue flows than some other sectors of the shipping industry.

The two main types of LNG fleet operators that provide international LNG transportation services are private and state-controlled energy and utility companies that generally operate captive fleets, and independent owners and operators. Given the complex, long-term nature of LNG projects, major energy companies have historically transported LNG through their captive fleets. However, independent fleet owners and operators have in recent times been winning an increasing share of charters for new or expanded LNG projects as major energy companies continue to divest non-core businesses. It appears that the increasing ownership of the world LNG fleet by independent owners is attributable in part to the desire of some major energy companies to limit their commitment to the transportation business, which is non-core to their operations, and to the cost of financing of new LNG carriers in addition to the high construction costs of liquefaction and regasification facilities. The share of the fleet owned by independent owners (excluding Japanese and South Korean owners, who typically have very strong relationships with national utility companies) has increased from 25.8% in 2001 to 31.2% as of January 2012. The current order book is further dominated by independent owners, with 72.4% of the order book.

The major owners of LNG carriers are shown in the below chart. Major owners include MISC, Qatar Gas, NYK, MOL and Teekay. The major independent owners, excluding the Japanese and Korean owners and those who are majority owned by oil and gas majors or nation-states, are also shown in the below charts.

* Please note: As of January 2012, A.P. Moller’s sale of its vessels was pending.

A number of the owners listed above have only partial equity shares in the ships in their fleet.

Barriers to Entry

Although there have been a number of new entrants over the past 10 years, the LNG shipping sector is characterized by relatively high barriers to entry compared to other shipping sectors. Barriers to entry include:

•	high cost to build LNG carriers;

•	charterers’ and financiers’ requirements, such as experience in the operation of LNG carriers;

•	necessary history of quality operations including very high safety and performance and low downtime;

•	requirement of financial strength;

•	need for highly qualified personnel; and

•	illiquid sale and purchase markets.

Contract Structure

Given the specialized nature of LNG carriers and the substantial investments required for the construction of the ships and the associated export and import terminals, most agreements in the LNG sector (both gas sale agreements and charters) have historically been entered into for a long-term of 20 to 25 years. In recent years, there has been a movement towards shorter shipping contracts, with the conclusion of a number of contracts of less than four years in duration. This reflects an increased level of liquidity in the market. However, a significant proportion of LNG carriers continue to be built for longer-term contracts tied to new LNG projects, although some newbuilding contracts have been placed without a firm charter in place.

The majority of LNG carriers remain under long term contracts. A spot market in traded LNG has developed that covers short-term charters of one year or less, as well as voyage charters. In 2010, this short term trade accounted for approximately 19% of total LNG trade volumes, a 40% increase on 2009 volumes and an increase from 3.4% of global trade in 2000. The charter rates paid in the charter market are governed by the supply of and demand for LNG carrying capacity.

Over the past twelve months, there has been a significant tightening of the charter market following a period when the sector struggled with an imbalance between supply and demand in an atmosphere of global downturn. While the global LNG carrier fleet grew by 16.7% in 2009 as a result of strong newbuilding deliveries, trade grew by only 5.7% and short term charter rates were concluded at below $40,000 per day. However, even before the recent earthquake in Japan, the LNG market had been looking more positive. Trade growth was more positive, ship supply tighter, with a beneficial effect on the fragmentary spot market, and new ship contracts had been placed. In recent months short term charters have been concluded at over $100,000 per day while medium-term charter rates have also improved.

BUSINESS

Overview

We are a growth-oriented international owner, operator and manager of liquefied natural gas (“LNG”) carriers providing support to international energy companies as part of their LNG logistics chain. Our owned fleet consists of 10 wholly owned LNG carriers, including two ships delivered to us in 2010 and eight LNG carriers to be constructed by the world’s leading LNG shipbuilder, Samsung Heavy Industries. We currently manage and operate 14 LNG carriers, which includes our owned ships, as well as 11 ships owned or leased by BG Group, a leading participant in the global energy and natural gas markets, and one additional LNG carrier in which we have a 25% interest. We are also supervising the construction of our eight newbuilding ships. All of our ten owned ships are, or when delivered will be, newly-built LNG carriers equipped with the latest tri-fuel diesel electric propulsion technology. We have secured multi- year time charter contracts for the two ships delivered to us in 2010 and six of our newbuilding ships on order that from December 31, 2011 provide total contracted revenue in excess of $1.2 billion during their initial terms, which expire between 2015 and 2021. Our owned fleet includes:

•	the GasLog Savannah, a 2010-built LNG carrier currently operating under a time charter to a subsidiary of BG Group, the initial term of which expires in 2015;

•	the GasLog Singapore, a 2010-built LNG carrier currently operating under a time charter to a subsidiary of BG Group, the initial term of which expires in 2016;

•

four LNG carriers on order at Samsung Heavy Industries in South Korea, scheduled for completion in 2013, for which time charters commencing upon delivery have been secured with a subsidiary of BG Group for initial terms of five years (two ships) and six years (two ships);

•

two LNG carriers on order at Samsung Heavy Industries in South Korea, scheduled for completion in 2013 (one ship) and 2014 (one ship), for which time charters commencing upon delivery have been secured with a subsidiary of Shell for initial terms of seven years; and

•	two LNG carriers on order at Samsung Heavy Industries in South Korea, scheduled for completion in 2014 (one ship) and 2015 (one ship), for which we are continuing to evaluate charter opportunities.

In addition to our committed order book, we have options to purchase two additional LNG carriers from Samsung Heavy Industries that expire in 2012 and, as mentioned above, we have a 25% interest in an additional ship, the Methane Nile Eagle, a 2007-built LNG carrier technically managed by us that is currently operating under a 20-year time charter to a subsidiary of BG Group.

The total contract price for our eight newbuilding ships on order is approximately $1.55 billion, of which $124.4 million has been paid to date. The balance is payable under each shipbuilding contract in installments upon the attainment of certain specified milestones, with the largest portion of the purchase price for each ship coming due upon its delivery. We have entered into three loan agreements aggregating $856 million for six of our newbuildings and we have received loan financing commitments aggregating $272.5 million for our other two newbuildings. We expect to fund the balance of the total contract price with the proceeds of this offering.

We currently focus on multi-year time charters, as we believe that their economic terms offer us a combination of return on our investment, rate stability and re-chartering flexibility. Our current time charters have initial terms of up to seven years and include options that permit the charterers to extend the terms for successive multi-year periods under hire rate provisions that are comparable to those prevailing at the end of the expiring term. We will continue to evaluate the attractiveness of longer and shorter term chartering opportunities as the commercial characteristics of the LNG carrier industry evolve. We have structured our order book of new LNG carriers to have staggered delivery dates, facilitating a smooth integration of the ships into our fleet as well as significant annual growth through 2015. This has the additional advantage of spreading our exposure to the re-employment of these ships over several years upon expiration of their current charters.

Each of our 10 owned LNG carriers is optimally designed with a capacity of approximately 155,000 cbm, so as to be compatible with most existing LNG terminals around the world. In addition, these ships utilize tri-fuel diesel electric propulsion technology. Ships equipped with diesel electric propulsion have significantly lower fuel consumption and environmental emissions compared to traditional steam-powered LNG carriers that make up 71% of the current global fleet. Based on average prices for heavy fuel oil in Singapore during 2011, tri-fuel diesel electric propulsion offers estimated savings of over 30%, or approximately $33,040 to $41,300 per day, for a ship operating on fuel oil at a speed of 19.5 knots in laden condition, compared to conventional steam turbine propulsion.

All 10 of the LNG carriers in our owned fleet and the two newbuilding ships we have options to purchase will be sister ships, which allows us to benefit from economies of scale and operating efficiencies in ship construction, crew training, crew rotation and shared spare parts. Upon delivery of the last of our eight contracted newbuildings in 2015, our owned fleet will have an average age of 1.9 years, making it one of the youngest in the industry. By comparison, the global fleet of 150,000 to 179,999 cbm sized LNG carriers has a current average age of 2.7 years, and the current average age for the global fleet including LNG carriers of all sizes is 10.6 years.

Our wholly owned subsidiary, GasLog LNG Services, exclusively handles the technical management of our fleet, including plan approval for new ship orders, supervision of ship construction and planning and supervision of drydockings, as well as technical operations, crewing, training, maintenance, regulatory and classification compliance and health, safety, security and environmental, or “HSSE”, management and reporting. As the sole technical manager of BG Group’s owned fleet of LNG carriers for over 10 years, we have established a track record for the efficient, safe and reliable operation of LNG carriers, which is evidenced by our safety performance and the limited off-hire days of the 14 ships currently operating under our management.

Our company and its founders have a long history in shipping and in LNG carriers. We are controlled by our chairman and chief executive officer, Peter G. Livanos, through his ownership of Ceres Shipping, whose founding family’s shipping activities commenced more than 100 years ago. The late Mr. George P. Livanos, father of our current chairman and chief executive officer, established the predecessor to Ceres Shipping. Ceres Shipping also has interests in tankers, dry bulk carriers and containerships. Ceres Shipping entered the LNG sector in 2001 by undertaking the management of BG Group’s owned fleet of LNG carriers through our subsidiary GasLog LNG Services, and in 2003 GasLog Ltd. was incorporated. Until 2010, when we took delivery of the GasLog Savannah and the GasLog Singapore, our business principally consisted of providing technical ship management services as well as plan approval and construction supervision services for newbuilding LNG carriers. As a result, we have had a longer presence in LNG shipping than many other independent owners currently operating in the sector. Our senior executives have an average of 17 years of shipping expertise, a substantial portion of which has been in LNG shipping.

With the global demand for natural gas increasing and LNG’s share of the international natural gas trade expanding within the sector, we strongly believe that this is a favorable time to grow an LNG vessel owner through the addition of modern vessels. The LNG shipping business is characterized by significant barriers to entry, as it requires a large amount of capital, qualified ship personnel, a high degree of technical management capabilities and deep and long-standing relationships with customers and suppliers. We believe we are well positioned to access additional growth opportunities, based on our experience, our high standards for quality, our strong track record in LNG safety and technical management and our long-standing relationships with leading LNG charterers, shipbuilders, shipbrokers and lenders.

Business Opportunities

We believe the following attributes of the LNG industry create opportunities for us to successfully execute our business plan and expand our business:

•

Natural gas and LNG are strong and growing components of global energy sources. Natural gas accounted for 24% of the world’s energy consumption in 2010, and over the last two decades has been one of the world’s fastest growing energy sources, growing at twice the rate of oil consumption over the same period. Within the expanding natural gas industry, LNG trade accounted for 31% of the overall cross-border trade of all natural gas in 2010, up from 28% in 2009 and 24% in 1990. After average annual growth of 7.92% from 1996 to 2007, LNG trade volumes increased 3.2% over 2008 and 2009, before increasing by 21.7% in 2010. We believe

LNG will continue to increase its share in the mid-term future. Because of the cost and environmental advantages of natural gas relative to other energy sources, together with the increased availability of natural gas, we believe that demand for natural gas and LNG in particular will continue to grow in the future. Concerns about the impact of fossil fuels on global warming, more stringent emissions targets and heightened safety concerns have shifted the global energy mix away from coal, oil and nuclear fuels to greater reliance on natural gas. Growth in natural gas production and consumption is underpinned by large reserves, competitive pricing and environmental cleanliness compared with other fossil fuels.

•

The demand for LNG shipping is experiencing significant growth. Disparities in the location of natural gas reserves and the nations that consume natural gas have resulted in a rise in the percentage of natural gas traded between countries to 31% from 16% two decades ago. Of this trade, an increasing portion is being transported in the form of LNG. This is being driven by the growing distances between natural gas sources and its users, the greater flexibility and generally lower capital costs of shipping natural gas in the form of LNG, as well as the reduced environmental impact, as compared to transportation by pipeline. The number of LNG trade routes between countries has increased from 41 to 157 over the past decade, and in the period between 1997 and 2009, the average distance of LNG trade routes increased by 42%. Additionally, price disparity between markets is becoming a feature of the LNG trade market, with a significant difference in terms of the prices that Far Eastern and American buyers are willing to pay for LNG, creating arbitrage opportunities for LNG producers and traders. For example, during 2011 the LNG import prices in Japan were on average more than three times higher than comparable U.S. import prices. Planned capacity increases in liquefaction and regasification terminals are anticipated to increase export capacity significantly, requiring additional LNG carriers to support trade activity. Based on the current project pipeline of liquefaction projects that are planned or under construction, liquefaction capacity is expected to increase by 38% by 2016, requiring an additional 100 LNG carriers, compared to a current global order book of 58 ships. For more details about these liquefaction projects and the current global order book, see “The LNG Shipping Industry”.

•

A limited newbuilding order book and high barriers to entry should restrict the supply of new LNG carriers. The current order book of LNG carriers represents only 17% of current LNG carrier fleet capacity, with only 1%, 7% and 7% of global fleet capacity, including one, 22 and 24 LNG carriers of 150,000 to 179,999 cbm capacity, due for delivery in 2012, 2013 and 2014, respectively. We also believe that significant barriers to entry exist in the LNG shipping sector, given the large capital requirements, the limited availability of financing, the limited availability of qualified ship personnel and the need for a high degree of technical management capabilities. The industry is also known to have a demanding customer base that requires the highest quality operating standards. Finally, we believe the limited construction capacity at high-quality shipyards and the long lead-time required for the construction of LNG carriers should also restrict the supply of new LNG carriers in the near-term.

•

Stringent customer certification standards favor experienced, high-quality operators. Energy companies have established increasingly high operational, safety and financial standards that independent owners of LNG carriers generally must meet in order to qualify for employment in their programs. Such standards typically include proof of the highest safety performance among all ship owners and a strong track record within LNG shipping, including experience with the latest energy and emissions saving technology. As we have managed LNG carriers for BG Group for over 10 years and our technical management operations have also been vetted by four other major energy companies, we believe that these rigorous and comprehensive certification standards will enhance our ability to compete for new customers and charters relative to less qualified and less experienced ship operators.

•

Increasing ownership of the global LNG carrier fleet by independent owners. Independent owners have increased their share of the global LNG carrier fleet from approximately 25.8% in 2001, to 31.2% as of January 2012. Orders by independent owners represent 72.4% of the current global order book. We believe private and state-owned energy companies will continue to seek high-quality independent owners for their growing LNG shipping requirements in the future, driven in part by large capital requirements and a recognition that LNG ship-owning and operation are outside of their core areas of expertise.

•

Strong preference for modern ships equipped with the latest tri-fuel diesel electric technology. The global fleet of 150,000 to 179,999 cbm sized LNG carriers has a current average age of 2.7 years, and the global fleet of LNG carriers of all sizes has a current average age of 10.6 years, with 13% of ships currently over 25 years of age. Today 71% of the global LNG carrier fleet is equipped with steam turbine propulsion, while approximately 90% of the LNG carriers currently on order will have diesel electric propulsion. We believe that most charterers prefer the newer diesel electric propulsion technology because it offers significantly lower fuel consumption and emissions as compared with steam-powered ships. We estimate that a tri-fuel diesel electric LNG carrier operating on fuel oil will consume between 52 and 65 tons of fuel oil per day less than a typical steam-powered LNG carrier, at 19.5 knots service speed in laden condition. Based on average prices for heavy fuel oil in Singapore during 2011, this equates to estimated savings of over 30%, or approximately $33,040 to $41,300 per day, in favor of tri-fuel diesel electric ships. As all of the LNG carriers in our owned fleet are modern ships with tri-fuel diesel electric propulsion, we believe we are well positioned to benefit from this trend.

Our Competitive Strengths

We believe that our future business prospects are well supported by the following factors:

•

Significant built-in growth through fleet expansion. Our fleet of wholly owned LNG carriers will grow from its current position of two to 10 ships by the first quarter of 2015, all of which we expect to be employed on multi-year time charters. Our order book represents one of the largest in the LNG shipping industry at a time when ship capacity is constrained and demand is expected to increase. Our contracted fleet expansion will be funded through a combination of committed debt financing arrangements and the proceeds of this offering. We also have options to order two additional newbuilding LNG carriers. Due to the scale and sophistication of our established ship management operations, we expect to be able to effectively integrate our newbuildings into our managed fleet, which will grow from 14 to 22 ships upon delivery of the eight contracted newbuildings. We demonstrated our integration and management capabilities in 2010 when we assumed the management of six newly-built LNG carriers. We believe that our operating experience as well as the scale of our ship management function gives us an industry presence that will provide us with a competitive advantage over other LNG operators when competing for additional commercial opportunities in the growing LNG shipping sector.

•

Predictable and high-growth cash flow profile through secured charter arrangements. Our multi-year time charters vary in duration and have staggered ending dates, with initial terms that expire between 2015 and 2021. Since our ships operate under time charter contracts, voyage expenses such as bunker fuel, port charges and canal tolls are paid for by the charterer. Our contracted revenues are supported by the protections inherent in our charters, including review provisions and cost pass-through provisions. As a result, we believe our revenue and cash flow profile should exhibit meaningful growth and be relatively predictable. This gives us a degree of financial stability that should enhance our ability to capture future commercial opportunities.

•

Strong credit-worthy counterparties. We have secured multi-year time charter contracts with BG Group and Shell for eight of the ten ships in our owned fleet, including six of our newbuilding ships on order. These ships will commence their time charters immediately upon delivery to us from the shipyard, avoiding downtime related to the positioning of the ships prior to the initial charter. By contracting with companies that we believe are financially strong such as BG Group and Shell, we believe we have minimized our counterparty risk.

•

Demonstrated access to financing. We funded our two LNG carriers that were delivered in 2010, the GasLog Savannah and the GasLog Singapore, through debt financing as well as equity provided by our controlling shareholder, Ceres Shipping. We have entered into loan agreements and received loan financing commitments that, together with the proceeds of this offering, will fully fund our committed order book of eight LNG carriers. We believe that being able to access financing will improve our ability to capture market opportunities.

•

Newly-constructed and high specification LNG carriers with most advanced tri-fuel diesel electric propulsion technology. We believe that our ships offer attractive characteristics that provide a competitive advantage in securing future charters with customers and enhance the ships’ earnings potential. Upon delivery of the last of our eight contracted newbuildings in 2015, our owned fleet will be among the youngest of any LNG shipping operator, with an average ship age of 1.9 years. This compares to a current industry-wide fleet average age of 10.6 years. Our owned ships, including our newbuildings, all have a cargo capacity of approximately 155,000 cbm. This size of ship is compatible with most of the existing LNG terminals around the globe. In addition, all of our owned ships will be sister ships, which enables us to benefit from economies of scale and operating efficiencies in ship construction, crew training, crew rotation and shared spare parts. Each ship is or will be equipped with the latest tri-fuel diesel electric propulsion technology, which is equipped on only 13% of the current global LNG carrier fleet. The greater efficiency of diesel electric propulsion relative to steam propulsion significantly reduces both fuel costs and emissions. We believe the potential to substantially reduce bunker costs has become increasingly important to LNG charterers and will provide a competitive advantage for our ships relative to many of the less fuel-efficient ships in the industry as our charter contracts come up for renewal or extension by our customers.

•

In-house management company with a track record for efficiency, safety and operational performance. Our owned fleet is technically managed through our wholly owned subsidiary, GasLog LNG Services, which includes plan approval for new ship orders, supervision of ship construction and planning and supervision of drydockings, as well as technical operations, crewing, training, maintenance, regulatory and classification compliance and HSSE management and reporting. This integrated approach allows us to offer our customers high-quality performance, reliability and efficiency while maintaining a close control over operating costs. GasLog LNG Services also actively supervises our new construction projects from design to delivery. We believe this ensures that our new ships are built to the highest quality standards and are in full compliance with our design specifications. As the sole technical manager to date of BG Group’s owned LNG carrier fleet over the last 10 years and more recently managing our own ships, we have developed significant experience and know-how in the operation of LNG carriers, which we believe gives us a lead over many of our newer competitors because it will be costly and difficult to replicate. We provide comprehensive onboard training for our officers and crews to instill a culture of the highest operational and safety standards, and we enjoy a high retention rate among our officers and ship personnel, which we believe helps us to maintain the company culture, reduce inefficiencies and maintain our high safety standards. The majority of the senior officers on our ships (captains, chief officers, chief engineers and second engineers) have a service record of 10 years or longer with us and Ceres Shipping. As a result of our comprehensive training, high standards and effective monitoring, we have an excellent safety track record, having recorded only four lost time injuries, or “LTIs”, in nearly 15 million exposure hours on our owned and managed ships from 2005 through 2011. Our total recordable case frequency, or “TRCF”, of zero in 2010 and 0.79 in 2011 contrasts with 3.4 and 3.36, respectively, in the tanker industry. We believe that existing and prospective customers will seek to engage with our company for their chartering needs as a result of the combination of our safety track record, strong technical capabilities and reputation for high operating standards.

•

Experienced leadership team with extensive relationships in the LNG shipping sector. Our leadership team and ship personnel have managed and operated LNG carriers since 2001. During this time, we believe we have established a track record in the industry for operational excellence and acquired significant experience in the operation and ownership of high-specification LNG carriers. Our senior executives have an average of 17 years of shipping experience, a substantial portion of which has been in the LNG sector. In addition, under the leadership of our chairman and chief executive officer, we have developed an extensive network of relationships with major energy companies, leading LNG shipyards, global financial institutions and other key participants throughout the shipping industry. We believe all these factors will collectively enhance our ability to attract new LNG business opportunities and implement our growth strategy.

Our Business Strategies

Our primary business objective is to build upon our strengths with a view to maximizing value for our shareholders by executing the following strategies:

•

Capitalize on growing demand for LNG shipping. We believe that it is an opportune time to expand our LNG fleet as demand for natural gas and LNG shipping is forecast to continue to grow. We plan to take delivery of our eight newbuilding ships over the next few years, the earnings of which will position us financially to meet this growing demand. We believe our industry reputation and relationships position us well to further expand our owned fleet either through additional newbuildings or through the acquisition of modern secondhand ships to the extent that such capacity additions are accretive to returns.

•

Pursue a multi-year chartering strategy. Consistent with our focus on multi-year charters, we have secured time charters for the two ships delivered to us in 2010 and six of our eight newbuilding LNG carriers scheduled for delivery through 2015, with five to seven year initial terms and staggered maturities. We believe that this strategy offers us a combination of return on our investment, rate stability, cash-flow visibility and re-chartering flexibility. We plan to continue to pursue multi-year time charters for our ships as we evaluate additional growth opportunities and assess the attractiveness of longer and shorter-term employment opportunities to maximize returns in a risk-efficient manner. The duration and other terms of our charters may require the approval of our lenders in some cases.

•

Strengthen relationships with existing customers. BG Group and Shell are leaders in the LNG industry and both have made strong commitments to the growing LNG sector. In 2010, BG Group supplied LNG to 19 different countries and in recent years has expanded its operations in the sector by investing in liquefaction facilities in Trinidad and Egypt. Among international oil companies, Shell is the largest independent producer of LNG, selling 16.8 million tons of LNG in 2010. In May 2011, Shell announced that it has made a final investment decision to construct the world’s first floating liquefied natural gas production facility, which will be moored off the coast of Australia. We expect BG Group and Shell will further expand their LNG operations, and that their demand for LNG shipping capacity will consequently increase. While we cannot guarantee that BG Group and Shell will further expand their LNG operations or that they will use our services, we believe we are well positioned to support them in executing their growth plans if their demand for LNG carriers and services increases in the future.

•

Opportunistically seek to expand and diversify our customer base. We intend to maintain and cultivate relationships that we have with a number of major energy companies beyond our current customer base, with an aim to supporting their growth programs and capitalizing on attractive opportunities these programs may offer. We will continue to explore relationships with other high quality energy companies to further expand our customer base. We have qualified for numerous LNG shipping tenders and our in-house technical management has been vetted by three major energy companies in addition to our current customers. We believe our operational expertise, in combination with our reputation and track record in LNG shipping, positions us favorably to capture additional commercial opportunities in the LNG industry.

•

Provide high-quality customer service that acts as a benchmark for the industry. Our safety and operational track record has played a pivotal role in fostering our existing customer relationships and we believe will be critical in attracting new customers. We intend to adhere to the highest standards with regard to reliability, safety and operational excellence as we execute our fleet expansion plans. We will continue to be devoted to our “Safety First” culture and will strive to minimize the environmental impact of our assets through technical innovation and operational competencies. Maintaining the highest safety and technical standards will, we believe, give us greater commercial opportunities to service new and existing customers.

Our Relationship to Our Controlling Shareholders

Following the completion of this offering and the concurrent private placement, our chairman and chief executive officer, Peter G. Livanos, through his ownership of Ceres Shipping, will continue to be our controlling shareholder through an indirect majority ownership interest in Blenheim Holdings. Members of the Radziwill family, who have an indirect minority ownership interest in the Company through Blenheim Holdings, and the Onassis Foundation, which has a minority ownership interest in the Company through Olympic LNG Investments Ltd., act as partners to the Livanos family in establishing the growth strategy for the Company. These shareholders have agreed with one another to provide equity funding on a pro rata basis prior to this offering and in the event that this offering is not consummated, in connection with the expansion of our owned fleet, although we do not have written agreements with them which would give us the right to require them to provide such funding.

The shipping activities of the Livanos family commenced more than 100 years ago, and Ceres Shipping also has interests in tankers, dry bulk carriers and containerships. Ceres Shipping’s LNG shipping activities commenced in 2001, and its operations in the LNG shipping sector are conducted exclusively through GasLog and our subsidiaries. Prior to the closing of this offering, Mr. Livanos, who controls Ceres Shipping and Blenheim Holdings, will enter into a restrictive covenant agreement with us pursuant to which he will agree that he will not directly or indirectly compete with our LNG shipping business. The agreement will terminate in the event that Mr. Livanos ceases to beneficially own at least 20% of our common shares and will not prohibit certain specified activities, including the ownership of minority interests in companies that may compete with the Company. See “Certain Relationships and Related Party Transactions”. In addition, Mr. Livanos and Blenheim Holdings will agree that, subject to certain exceptions, they will not sell any shares of the Company owned by them for 18 months following the closing of the offering.

The Onassis Foundation’s shipping business is managed through Olympic Shipping & Management S.A. It is the successor to Olympic Maritime S.A., a company established by Aristotle Onassis in Paris in 1952, and currently manages a fleet of tankers and dry bulk carriers. The Onassis Foundation has advised the Company that it currently intends for GasLog to be its sole vehicle for investing in the LNG business. We do not, however, have any written agreements in place that would prohibit the Onassis Foundation from investing in the LNG business outside of its investment in us.

Our Fleet

Owned Fleet

Our owned fleet currently consists of the GasLog Savannah, the GasLog Singapore and our eight newbuilding ships to be constructed by Samsung Heavy Industries, which are scheduled to be delivered on various dates between 2013 and 2015. We have time charter contracts in place pursuant to which four of the newbuilding ships will be chartered to BG Group and two of the newbuilding ships will be chartered to Shell upon delivery. We are continuing to evaluate charter opportunities for the remaining two newbuilding ships. We also have option contracts to acquire two additional newbuilding LNG carriers to be constructed by Samsung Heavy Industries for delivery in 2015. The option contracts expire in 2012. Upon delivery of the last of our eight contracted newbuildings in 2015, our owned fleet will have an average age of 1.9 years, making it one of the youngest in the industry, compared to a current average age of 10.6 years for the global LNG carrier fleet.

The following table presents information about our owned fleet, including our newbuilding ships on order, and their associated time charters as of the date of this prospectus:

LNG Carrier	Quarter and Year of Delivery(1)	Cargo Capacity (cbm)	Propulsion	Charterer(2)	Charter Expiration(3)
GasLog Savannah	Q2 2010	155,000	TFDE	BG Group	2015
GasLog Singapore	Q3 2010	155,000	TFDE	BG Group	2016
Newbuildings:
Hull No. 1946	Q1 2013	155,000	TFDE	BG Group	2018
Hull No. 1947	Q1 2013	155,000	TFDE	BG Group	2018
Hull No. 2016	Q2 2013	155,000	TFDE	BG Group	2019
Hull No. 2017	Q3 2013	155,000	TFDE	BG Group	2019
Hull No. 2041	Q4 2013	155,000	TFDE	Shell	2020(4)
Hull No. 2042	Q1 2014	155,000	TFDE	Shell	2021(4)
Hull No. 2043	Q4 2014	155,000	TFDE	N/A(5)
Hull No. 2044	Q1 2015	155,000	TFDE	N/A(5)
Options:
Option ship #1	2015	155,000	TFDE	—	—
Option ship #2	2015	155,000	TFDE	—	—

(1)	For newbuildings, expected delivery dates are presented.

(2)	Ships are chartered to a subsidiary of BG Group or a subsidiary of Shell, as applicable.

(3)

Our charterers have unilateral options to extend the term of the time charters at comparable charter hire rates for periods ranging from six months to 10.5 years, depending on the charter and whether all extension options under the charter are exercised, provided that the charterer provides us with advance notice of declaration of any option in accordance with the terms of the applicable charter.

(4)	Time charter provides for an initial term of seven years.

(5)	We are continuing to evaluate charter opportunities.

The key characteristics of our owned fleet include the following:

•

each ship is optimally sized at approximately 155,000 cbm capacity, which places our ships in the medium- to large-size class of LNG carriers while maximizing their operational flexibility, as 155,000 cbm ships are compatible with most existing LNG terminals around the globe, and minimizing excess LNG boil-off;

•	all of the ships are sister ships;

•	each ship is double-hulled, which is standard in the LNG industry;

•

each ship has a membrane containment system incorporating the latest industry construction standards, including guidelines and recommendations from Gaztransport and Technigaz (the designer of the membrane system) as well as updated standards from our classification society;

•

each of our ships utilizes tri-fuel diesel electric, or “TFDE”, propulsion technology, which offers significantly lower fuel consumption and emissions than traditional steam-powered LNG carriers, thus reducing charterers’ fuel costs;

•	Bermuda is the flag state of each ship; and

•

each of our eight newbuilding ships is expected to receive an ENVIRO+ notation from our classification society, which denotes compliance with its published guidelines concerning the most stringent criteria for environmental protection related to design characteristics, management and support systems, sea discharges and air emissions.

In addition to our owned fleet, we have a 25% ownership interest in Egypt LNG Shipping Ltd., an entity whose principal asset is the Methane Nile Eagle. The Methane Nile Eagle is a 145,000 cbm LNG carrier that was built in 2007. It is currently chartered to a subsidiary of BG Group under a 20-year time charter, which is subject to extension for up to 10 years at BG Group’s option.

Managed Fleet

Through GasLog LNG Services, we provide technical ship management services for 12 LNG carriers owned by third parties in addition to management of the two LNG carriers currently operating in our owned fleet. We supervised the construction by Samsung Heavy Industries of each LNG carrier in our managed fleet, and each ship has operated under our technical management since its delivery from the shipyard.

The following table provides information about our managed ships:

LNG Carrier	Cargo Capacity (cbm)	Year of Delivery	Ship Owner(1)	Charterer(2)
Methane Kari Elin	138,000	2004	BG Group	BG Group
Methane Rita Andrea	145,000	2006	BG Group	BG Group
Methane Jane Elizabeth	145,000	2006	BG Group	BG Group
Methane Lydon Volney	145,000	2006	BG Group	BG Group
Methane Shirley Elisabeth	145,000	2007	BG Group	BG Group
Methane Alison Victoria	145,000	2007	BG Group	BG Group
Methane Heather Sally	145,000	2007	BG Group	BG Group
Methane Nile Eagle	145,000	2007	Egypt LNG(3)	BG Group
Methane Julia Louise	170,000	2010	BG Group	BG Group
Methane Becky Anne	170,000	2010	BG Group	BG Group
Methane Patricia Camila	170,000	2010	BG Group	BG Group
Methane Mickie Harper	170,000	2010	BG Group	BG Group

(1)	Ships presented in this table and described elsewhere in this prospectus as owned by BG Group are either owned or leased by BG Group or its subsidiaries.

(2)	Ships are chartered to a subsidiary of BG Group.

(3)

The Methane Nile Eagle is owned by Egypt LNG Shipping Ltd., in which we indirectly hold a 25% equity interest. BG Asia Pacific Ptd. Limited, a subsidiary of BG Group, and Eagle Gas Shipping Co. E.S.A., an entity affiliated with the government of Egypt, have 25% and 50% equity interests, respectively, in Egypt LNG Shipping Ltd.

Ship Time Charters

We provide the services of our owned ships under time charters. A time charter is a contract for the use of the ship for a specified term at a daily hire rate. Under a time charter, the ship owner provides crewing and other services related to the ship’s operation, the cost of which is covered by the hire rate, and the customer is responsible for substantially all of the ship voyage costs (including bunker fuel, port charges and canal fees and LNG boil-off).

We have entered into a master time charter with a subsidiary of BG Group, that establishes the general terms under which the GasLog Savannah and the GasLog Singapore are, and the four newbuilding ships identified by hull numbers 1946, 1947, 2016 and 2017 will be, chartered to BG Group. We enter into separate confirmation memorandums for each ship in order to supplement the master time charter and specify the charter term, extension options (if any), hire rate and other provisions applicable to each ship’s charter.

We have entered into maiden voyage time charter agreements and time charter agreements with a subsidiary of Shell, establishing the terms under which the newbuilding ships identified by hull numbers 2041 and 2042 will be chartered to Shell.

The following discussion describes the material terms of the time charters for our owned ships.

Initial Term, Extensions and Redelivery

The initial terms of the time charters for the GasLog Savannah and the GasLog Singapore began upon delivery of the ships in May 2010 and July 2010 and will terminate in 2015 and 2016, respectively. BG Group has options to extend the terms of each of the charters for up to 90 months at specified hire rates.

Our time charters for the four newbuilding ships that will be chartered to BG Group will begin upon the delivery of each ship, which is scheduled for various dates in 2013. The initial charter term for the first two ships will terminate in 2018 and the initial charter term for the second two ships will terminate in 2019. In each case, BG Group has options to extend the charter terms for up to eight years at specified hire rates.

Our time charters for the two newbuilding ships that will be chartered to Shell will begin upon the delivery of the ship following an initial period during which the ships will operate under a maiden voyage time charter, the purpose of which is to facilitate completion by Shell of an operational discharge inspection of the ship. Delivery of the ships is scheduled for dates in 2013 and 2014, and the initial term of the time charters is seven years. In each case, Shell has options to extend the charter terms for up to 10.5 years at specified hire rates.

Our time charters provide for redelivery of the ship to us at the expiration of the term, as such term may be extended upon the charterer’s exercise of its extension options, or upon earlier termination of the charter (as described below), plus or minus 30 days. Under all of our charters, the charterer has the right to extend the term for most periods in which the ship is off-hire, as described below. Our charter contracts do not provide the charterers with options to purchase our ships during or upon expiration of the charter term.

Hire Rate Provisions

“Hire” rate refers to the basic payment from the customer for use of the ship. Depending on the time charter contract, there are two methods by which the daily hire rate for our owned ships is determined, as described below. Under all of our time charters, the hire rate is payable to us monthly in advance in U.S. dollars.

Under some of our time charters, the hire rate includes two components—a capital cost component and an operating cost component. The capital cost component relates to the cost of the ship’s purchase and is a fixed daily amount that is structured to provide a return on our invested capital. Some of the charters provide for the capital cost component to increase by a specified amount during any option period. The operating cost component is a fixed daily amount that increases annually at a fixed percentage. Although the daily amount of the operating cost component is fixed (subject to a specified annual increase), it is intended to correspond to the costs of operating the ship and related expenses. In the event of a material increase or decrease in the actual costs we incur in operating the ship, a clause in the charter provides each party the right in certain circumstances to seek a review and potential adjustment of the operating cost component.

Under our other time charters, the hire rate for an initial period of up to two years, at the charterer’s option, will be set at the prevailing market rate for a comparable ship, subject to a cap and a floor. Following such initial period, the hire rate will be calculated based on three components—a capital cost component, an operating cost component and a ship management fee. The capital cost component is a fixed daily amount, which will increase by a specified amount during any option period. The daily amount of the operating cost component, which is intended to fully pass-through to the charterer the costs of operating the ship, is set annually and adjusted at the end of each year to compensate us for the actual costs we incur in operating the ship. Drydocking expenses are budgeted in advance and are reimbursed by the charterers immediately following a drydocking. The ship management fee is a daily amount set in line with industry practice for fees charged by ship managers and is intended to compensate us for management of the ship.

The hire rates for each of our ships may be reduced if the ship does not perform to certain of its specifications or if we are in breach of our obligations under the charter. We have had no instances of hire rate reductions since the first two of our owned ships commenced operations in 2010.

Off-Hire

When a ship is “off-hire”—or not available for service—a time charterer generally is not required to pay the hire rate, and we remain responsible for all costs, including the cost of any LNG cargo lost as boil-off during such off-hire periods. Our time charters provide an annual allowance period for us to schedule preventative maintenance work on the ship. A ship generally will be deemed off-hire under our time charters if there is a specified time outside of the annual allowance period when the ship is not available for the charterer’s use due to, among other things, operational deficiencies (including the failure to maintain a certain guaranteed speed), drydocking for repairs, maintenance or inspection, equipment breakdowns, deficiency of personnel or neglect of duty by the ship’s officers or crew, deviation from course, or delays due to accidents, quarantines, ship detentions or similar problems.

All ships are drydocked at least once every five years as required by the ship’s classification society for a special survey. Our ships are considered to be off-hire under our time charters during such periods.

Ship Management and Maintenance

Under our time charters, we are responsible for the technical management of our ships, including engagement and provision of qualified crews, maintaining the ship, arranging supply of stores and equipment, cleaning and painting and ensuring compliance with applicable regulations, including licensing and certification requirements, as well as for drydocking expenses under certain charters. We provide these management services through our wholly owned subsidiary, GasLog LNG Services.

Termination and Cancellation

Under our time charters, each party has certain termination rights which include, among other things, the automatic termination of a charter upon loss of the relevant ship. Either party may elect to terminate a charter upon the occurrence of specified defaults or upon the outbreak of war or hostilities involving two or more major nations, such as the United States or the Peoples Republic of China, if such war or hostilities materially and adversely affect the trading of the ship for a period of at least 30 days. In addition, our charterers have the option to terminate a charter if the relevant ship is off-hire for any reason other than scheduled drydocking for a period exceeding 90 consecutive days, or for more than 90 days or 110 days, depending on the charter, in any one-year period.

In addition to its termination rights, Shell has the right to convert the time charter with respect to the relevant ship into a bareboat charter upon the occurrence of specified defaults or in the event that Shell’s quality assurance review is not successfully completed upon delivery of the ship.

All of the time charters applicable to our newbuilding ships permit the charterer to cancel the charter in the event of a prolonged delay in the delivery of the ship from the shipyard, and in certain circumstances obligate us to pay liquidated damages to the charterer in the event of a less significant delivery delay. However, the cancellation and liquidated damages provisions in our charters are structured to mirror the provisions of our contracts with the shipyard, giving us the right to receive liquidated damages from the shipyard or cancel the shipbuilding contract in the same circumstances that would trigger the charterer’s right to cancel the charter contract or receive liquidated damages because of delivery delays.

Shipbuilding Contracts

We have entered into shipbuilding contracts with Samsung Heavy Industries in respect of each of our eight newbuilding ships, which have an aggregate contract price of approximately $1.55 billion. The remaining balance of $1.42 billion in the aggregate is payable under each contract in installments upon steel cutting, keel laying and launching of the ship, with the largest portion of the purchase price for each ship coming due upon its delivery. All of our obligations under the shipbuilding contracts are payable in U.S. dollars.

As of December 31, 2011, our remaining payment obligations under the shipbuilding contracts for our eight contracted newbuildings were as follows:

As of December 31, 2011(1)
(in thousands of U.S. dollars)
Amounts due in less than one year	$114,450
Amounts due in one to three years	1,167,125
Amounts due in three to five years	159,400

Total	$1,440,975

(1)	Amounts do not reflect installments totaling $18.85 million paid after December 31, 2011.

The shipbuilding contracts provide for the eight newbuilding ships to be delivered and ready for immediate operation on various dates in 2013, 2014 and 2015. The shipbuilding contracts require Samsung Heavy Industries to pay us liquidated damages in the event of certain delays in the delivery of a ship unless such delays are attributable to a force majeure event, and in the event of a prolonged delay we would have the right to cancel the contract and receive a refund of any installment payments previously made on the ship.

In the event that we fail to meet our payment obligations under a shipbuilding contract, we would be in default under the applicable contract and would be obligated to pay interest under the contract. If such a default by us were to continue for more than five business days, the delivery date of the applicable ship would be delayed by one day for each day that we remain in default, and if a default by us were to continue for more than 15 business days, Samsung Heavy Industries would have the option of cancelling the applicable shipbuilding contract and retaining any installment payments previously funded by us under the contract.

In addition to our eight newbuildings on order, we have options with Samsung Heavy Industries to order two additional LNG carriers. The ships would be sister ships to the 10 ships in our owned fleet. The option contracts expire in 2012. We have not yet decided whether we will exercise the options.

Ship Management Services and Construction Supervision

Management of our owned fleet, which includes plan approval for new ship orders, supervision of ship construction and planning and supervision of drydockings, as well as technical operations, crewing, training, maintenance, regulatory and classification compliance and HSSE management and reporting, is provided in-house by our wholly owned subsidiary, GasLog LNG Services, an entity incorporated in Bermuda with an office in Piraeus, Greece. In addition to management of our owned fleet, through GasLog LNG Services we provide a full range of newbuilding plan approval, construction supervision and technical ship management services for a fleet of 12 ships, which consists of 11 ships we manage on behalf of BG Group and the Methane Nile Eagle, a ship in which we have a 25% ownership interest. During the year ended December 31, 2011, ship management services provided to external customers accounted for approximately 16.12% of our consolidated revenues.

Construction Supervision

We supervise and manage the construction of our newbuilding ships through GasLog LNG Services. We have employees on-site at Samsung Heavy Industries in South Korea whose responsibilities include inspecting the ships under construction for non-conformities, attending trials of the ship and its machinery and equipment, consulting with the shipyard in the event of any modifications to the ship’s specifications, reviewing the shipyard’s choice of suppliers and sub-contractors and keeping our management informed of the progress of the construction. Through GasLog LNG Services, we also supervised the construction of the 11 LNG carriers in BG Group’s owned fleet and the Methane Nile Eagle, all of which were constructed at Samsung Heavy Industries.

Technical and Operational Management

Pursuant to ship management agreements, through GasLog LNG Services we manage the day-to-day aspects of ship operations, including crewing, training, insurance, maintenance and repair, procurement of supplies, regulatory and classification compliance and HSSE management and reporting, for our owned fleet and for the 12 ships in our managed fleet. We utilize certain third-party sub-contractors and suppliers in carrying out our technical management responsibilities. In the case of ships owned by BG Group and Egypt LNG, the crewing and other operational costs are fully passed-through to the ship owner, and for our technical management services the customers pay us a management fee per ship per month which is subject to adjustment annually for inflation and in other specified circumstances (for example, if the ship is laid-up).

In connection with our ship management services, we also enter into consultant service agreements pursuant to which we provide specialized services relating to the management of LNG carriers. These services include the development and installation of a ship’s ship management system, which includes installing onboard hardware and software systems and providing related training to the ship’s personnel.

The terms of our ship management agreements and related contracts permit the customer to terminate our services for any reason upon a short period of advance notice, and both parties have termination rights upon the occurrence of specified defaults. In the event of the loss of a ship, or the owner’s sale of a ship to a third party, the ship management agreement in respect of the ship would terminate automatically. Under our ship management agreements with BG Group, in some circumstances BG Group would obligated to reimburse us for certain crew support and severance costs incurred as a result of a termination of the ship management agreement by BG Group.

Competition

We operate in markets that are highly competitive and based primarily on supply and demand. Generally, competition for multi-year LNG time charters is based primarily on price, ship availability, size, age, technical specifications and condition, LNG shipping experience, quality and efficiency of ship operations, shipping industry relationships and reputation for customer service, and technical ability and reputation for operation of highly specialized ships. In addition, in the future our ships may operate in the more volatile emerging spot market that covers short-term charters of one year or less.

Although we believe that we are one of the few independent owners that focuses solely on newly-built, technically advanced LNG carriers and provides in-house technical management of the fleet, other independent shipping companies also own and operate, and in some cases manage, LNG carriers and have new ships under construction. There are other ship owners and managers who may also attempt to participate in the LNG market in the future. We believe that our strategy of focusing on multi-year charter contracts with initial terms of five to seven years, as well as the scale of our technical ship management operations, differentiates us to some extent from other independent owners.

In addition to independent owners, some of the major oil and gas producers own LNG carriers and have in the recent past contracted for the construction of new LNG carriers. National gas and shipping companies also have large fleets of LNG carriers that have expanded and may continue to expand. Some of these companies may compete with independent owners by using their fleets to carry LNG for third parties.

Crewing and Employees

As of December 31, 2011 we had 70 full-time employees and two part-time employees, all of whom are based in our offices in Piraeus, Greece or in our offices in Monaco. We plan to retain approximately eight independent contractors on a full-time basis, in addition to our on-site permanent personnel at Samsung Heavy Industries in South Korea. In addition to our shoreside employees and sub-contractors, we have approximately 800 seafaring staff serving on our owned and managed ships. These seafarers are retained through crewing agencies based in Ukraine, the Philippines and Spain or, in the case of Greek seafarers, through short-term employment contracts. As we take delivery of our newbuilding ships, we expect to retain a significant number of additional seafarers qualified to man and operate our new ships, as well as additional shoreside personnel. We intend to focus our hiring efforts in the Ukrainian, Philippine and Spanish markets, where we have crewing agency agreements in place, and in Greece.

LNG marine transportation is a specialized area requiring technically skilled officers and crew with specialized training. We regard attracting and retaining motivated, well-qualified seagoing personnel as a top priority, and we offer our crew competitive compensation packages. In addition, we provide intensive onboard training for our officers and crews to instill a culture of the highest operational and safety standards. As a result, we have historically enjoyed a high retention rate among our officers and other seafarers. In 2011, our retention rate was 99% for senior officers and 94% for other officers.

Although we have historically experienced a high retention rate for our seafarers, the demand for technically skilled officers and crews to serve on LNG carriers has been increasing as the global fleet of LNG carriers continues to grow. This increased demand has and may continue to put inflationary pressure on crew costs. However, we expect that the impact of cost increases would be mitigated to some extent by certain provisions in our time charters, including review provisions and cost pass-through provisions.

Classification, Inspection and Maintenance

Every large, commercial seagoing ship must be “classed” by a classification society. The classification society certifies that the ship is “in class”, signifying that the ship has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the ship’s country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned. The classification society also undertakes on request other surveys and checks that are required by regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case and/or to the regulations of the country concerned.

To ensure each ship is maintained in accordance with classification society standards and for maintenance of the class certificate, regular and extraordinary surveys of hull and machinery, including the electrical plant, and any special equipment classed are required to be performed periodically. Surveys are based on a five-year cycle that consists of annual surveys, intermediate surveys that are typically completed between the second and third years of every five-year cycle, and comprehensive special surveys (also known as class renewal surveys) that are completed at each fifth anniversary of the ship’s delivery.

All areas subject to surveys as defined by the classification society are required to be surveyed at least once per five-year class cycle, unless shorter intervals between surveys are otherwise prescribed. All ships are also required to be drydocked at least once during every five-year class cycle for inspection of their underwater parts and for repairs related to inspections. If any defects are found, the classification surveyor will issue a “recommendation” which must be rectified by the ship owner within prescribed time limits. We intend to drydock our ships at five-year intervals that coincide with the completion of the ship’s special survey.

Most insurance underwriters make it a condition for insurance coverage that a ship be certified as “in class” by a classification society that is a member of the International Association of Classification Societies. The GasLog Savannah and the GasLog Singapore are each certified by the American Bureau of Shipping, or “ABS”. Each ship has been awarded ISM certification and is currently “in class”. Under our shipbuilding contracts, all of our contracted newbuildings must be certified prior to delivery to us.

The following table lists the dates by which we expect to carry out the initial drydockings and special surveys for our owned fleet:

Ship Name	Drydocking and Special Survey
GasLog Savannah	2015
GasLog Singapore	2015
Hull No. 1946	2018
Hull No. 1947	2018
Hull No. 2016	2018
Hull No. 2017	2018
Hull No. 2041	2018
Hull No. 2042	2019
Hull No. 2043	2019
Hull No. 2044	2020

Risk of Loss, Insurance and Risk Management

The operation of any ship has inherent risks. These risks include mechanical failure, personal injury, collision, property loss or damage, ship or cargo loss or damage and business interruption due to a number of reasons, including mechanical failure, political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including explosion, spills and other environmental mishaps, and the liabilities arising from owning and operating ships in international trade.

We maintain hull and machinery insurance on all our owned ships against marine and war risks in amounts that we believe to be prudent to cover such risks. In addition, we maintain protection and indemnity insurance on all our owned ships up to the maximum insurable limit available at any given time. We also maintain ship manager insurance in respect of our managed fleet. While we believe that our insurance coverage will be adequate, not all risks can be insured, and there can be no guarantee that we will always be able to obtain adequate insurance coverage at reasonable rates or at all, or that any specific claim we may make under our insurance coverage will be paid.

Hull & Machinery Marine Risks Insurance and Hull & Machinery War Risks Insurance

We maintain hull and machinery marine risks insurance and hull and machinery war risks insurance on our owned ships, which cover loss of or damage to a ship due to marine perils such as collisions, fire or lightning, and loss of or damage to a ship due to war perils such as acts of war, terrorism or piracy. Each of our ships is insured under these policies for a total amount that exceeds what we believe to be its fair market value. We also maintain hull disbursements and increased value insurance policies covering each of our owned ships, which provides additional coverage in the event of the total or constructive loss of a ship. Our marine risks insurance policies contain deductible amounts for which we will be responsible, but there are no deductible amounts under our war risks policies or our total loss policies.

Loss of Hire Insurance

We do not carry, and do not intend to carry, conventional loss of hire insurance (or any other kind of business interruption insurance) covering the loss of revenue during off-hire periods because we believe that this type of coverage is not economical and is of limited value to us, in part because historically our ships have had a very limited number of off-hire days.

However, we do buy piracy loss of hire and kidnap and ransom insurance when our ships are ordered to sail through the Indian Ocean to insure against potential losses relating to the hijacking of a ship and its crew by pirates.

Protection and Indemnity Insurance

Protection and indemnity insurance is typically provided by a protection and indemnity association, or “P&I association”, and covers third-party liability, crew liability and other related expenses resulting from the injury or death of crew, passengers and other third parties, the loss or damage to cargo, third-party claims arising from collisions with other ships (to the extent not recovered by the hull and machinery policies), damage to other third-party property, pollution arising from oil or other substances and salvage, towing and other related costs, including wreck removal.

Our protection and indemnity insurance covering our owned ships is provided by a P&I association that is a member of the International Group of Protection and Indemnity Clubs, or “International Group”. The thirteen P&I associations that comprise the International Group insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. Insurance provided by a P&I association is a form of mutual indemnity insurance.

Our protection and indemnity insurance is currently subject to limits of $3 billion per ship per event in respect of liability to passengers and seamen, $2 billion per ship per event in respect of liability to passengers, and $1 billion per ship per event in respect of liability for oil pollution.

As a member of a P&I association, we will be subject to calls payable to the P&I association based on the International Group’s claim records as well as the claim records of all other members of the P&I association of which we are a member.

Permits and Authorizations

We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses, financial assurances and certificates with respect to our ships. The kinds of permits, licenses, financial assurances and certificates required will depend upon several factors, including the waters in which the ship operates, the nationality of the ship’s crew and the age of the ship. We have obtained all permits, licenses, financial assurances and certificates currently required to operate our ships. Additional laws and regulations, environmental or otherwise, may be adopted which could limit our ability to do business or increase the cost of our doing business.

Environmental and Other Regulation

The carriage, handling, storage and regasification of LNG is subject to extensive laws and regulations relating to the protection of the environment, health and safety and other matters. These laws and regulations include international conventions and national, state and local laws and regulations in the countries where our ships now or, in the future, will operate or where our ships are registered. Compliance with these laws and regulations may entail significant expense and may impact the resale value or useful lives of our ships. Our ships may be subject to both scheduled and unscheduled inspections by a variety of government, quasi-governmental and private organizations, including the local port authorities, national authorities, harbor masters or equivalent, classification societies, flag state administrations (countries of registry) and charterers. Our failure to maintain permits, licenses, certificates or other authorizations required by some of these entities could require us to incur substantial costs or result in the temporary suspension of the operation of one or more of our ships or lead to the invalidation or reduction of our insurance coverage.

We intend that the operation of our ships will be in substantial compliance with applicable environmental laws and regulations and that our ships will have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations. In fact, each of our eight newbuilding ships on order is expected to receive an ENVIRO+ notation from our classification society, which denotes compliance with its published guidelines concerning the most stringent criteria for environmental protection related to design characteristics, management and support systems, sea discharges and air emissions. Because environmental laws and regulations are frequently changed and may impose increasingly stricter requirements, however, we cannot predict the ultimate cost of complying with these requirements or the impact of these requirements on the resale value or useful lives of our ships. Moreover, additional legislation or regulation applicable to the operation of our ships that may be implemented in the future, such as in response to a serious marine incident like the 2010 Deepwater Horizon oil spill in the Gulf of Mexico, could negatively affect our profitability.

International Maritime Regulations

The IMO, the United Nations agency for maritime safety and the prevention of pollution by ships, has adopted several international conventions that regulate the international shipping industry, including the International Convention on Civil Liability for Oil Pollution Damage, the International Convention on Civil Liability for Bunker Oil Pollution Damage, and the International Convention for the Prevention of Pollution from Ships, or the “MARPOL Convention”. The MARPOL Convention establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged form. The International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or “ISM Code”, promulgated by the IMO, requires, among other things, that the party with operational control of a ship develop an extensive safety management system, including the adoption of a policy for safety and environmental protection policy setting forth instructions and procedures for operating its ships safely and also describing procedures for responding to emergencies. Through GasLog LNG Services, we have developed a safety management system for our ships that meets these requirements.

Ships that transport gas, including LNG carriers, are also subject to regulation under the International Gas Carrier Code, or “IGC Code”, published by the IMO. The IGC Code prescribes design and construction standards for ships involved in the transport of gas. Compliance with the IGC Code must be evidenced by a Certificate of Fitness for the Carriage of Liquefied Gases of Bulk. Each of our ships is in compliance with the IGC Code and each of our newbuilding contracts requires that the ship receive certification that it is in compliance with applicable regulations before it is delivered. Non-compliance with the IGC Code or other applicable IMO regulations may subject a ship owner or a bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected ships and may result in the denial of access to, or detention in, some ports.

In September 1997, the IMO adopted Annex VI to MARPOL to address air pollution from ships. Annex VI came into force on May 19, 2005. It sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. Annex VI has been ratified by some, but not all IMO member states. In October 2008, the Marine Environment Protection Committee, or “MEPC”, of the IMO approved amendments to Annex VI regarding particulate matter, nitrogen oxide and sulfur oxide emissions standards. These amendments entered into force in July 2010. They seek to reduce air pollution from ships by establishing a series of progressive standards to further limit the sulfur content in fuel oil, which would be phased in by 2020, and by establishing new tiers of nitrogen oxide emission standards for new marine diesel engines, depending on their date of installation. Additionally, more stringent emission standards could apply in coastal areas designated as Emission Control Areas, or “ECAs”. The European Union Directive 2005/EC/33, which became effective on January 1, 2010, parallels Annex VI and requires ships to use reduced sulfur content fuel for their main and auxiliary engines. Our owned ships currently in operation comply with the relevant legislation and have the relevant certificates, and we intend to take all necessary steps to obtain International Air Pollution Prevention certificates evidencing compliance with Annex VI requirements for all of our ships.

Although the United States is not a party, many countries have ratified the International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended, or the “CLC”. Under this convention and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a ship’s registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject under certain circumstances to certain defenses and limitations. Ships trading to states that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to the CLC.

The IMO also has adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the “Bunker Convention”, which imposes liability on ship owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel and requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime. We maintain insurance in respect of our owned ships that satisfies these requirements.

Noncompliance with the ISM Code or with other IMO regulations may subject a ship owner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected ships and may result in the denial of access to, or detention in, some ports including United States and European Union ports.

United States

Oil Pollution Act and CERCLA

Because our ships could trade with the United States or its territories or possessions and/or operate in U.S. waters, our operations could be impacted by the U.S. Oil Pollution Act of 1990, or “OPA”, which establishes an extensive regulatory and liability regime for environmental protection and cleanup of oil spills, and the Comprehensive Environmental Response, Compensation and Liability Act, or “CERCLA”, which imposes liability for cleanup and natural resource damage from the release of hazardous substances (other than oil). Under OPA, ship owners, operators and bareboat charterers are responsible parties who are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from oil spills from their ships. OPA currently limits the liability of responsible parties with respect to ships over 3,000 gross tons to the greater of $2,000 per gross ton or $17,088,000 per double hull ship and permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries. Some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters. CERCLA applies to owners and operators of ships and contains a similar liability regime. Liability under CERCLA is limited to the greater of $300 per gross ton or $5.0 million for ships carrying a hazardous substance as cargo and the greater of $300 per gross ton or $0.5 million for any other ship.

These limits of liability do not apply under certain circumstances, however, such as where the incident is caused by violation of applicable U.S. federal safety, construction or operating regulations, or by the responsible party’s gross negligence or willful misconduct. In addition, in response to the Deepwater Horizon oil spill, the U.S. Congress is currently considering a number of bills that could potentially increase or event eliminate the limits of liability under OPA. We maintain the maximum pollution liability coverage amount of $1 billion per incident for our owned ships. We also believe that we will be in substantial compliance with OPA, CERCLA and all applicable state regulations in the ports where our ships will call.

OPA also requires owners and operators of ships to establish and maintain with the National Pollution Fund Center of the U.S. Coast Guard evidence of financial responsibility sufficient to meet the limit of their potential strict liability under the act. Such financial responsibility can be demonstrated by providing a guarantee from an appropriate guarantor, who can release the required guarantee to the National Pollution Fund Center against payment of the requested premium. We have purchased such a guarantee in order to provide evidence of financial responsibility and have received the mandatory certificates of financial responsibility from the U.S. Coast Guard in respect of the GasLog Savannah and the GasLog Singapore. We intend to receive such certificates in the future for each of our ships if required to have one.

Clean Water Act

The U.S. Clean Water Act of 1972, or “CWA”, prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. Furthermore, most U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law.

The United States Environmental Protection Agency, or “EPA”, has enacted rules requiring ballast water discharges and other discharges incidental to the normal operation of certain ships within United States waters to be authorized under the Ship General Permit for Discharges Incidental to the Normal Operation of Ships, or the “VGP”. To be covered by the VGP, owners of certain ships must submit a Notice of Intent, or “NOI”, at least 30 days before the ship operates in United States waters. Compliance with the VGP could require the installation of equipment on our ships to treat ballast water before it is discharged or the implementation of other disposal arrangements, and/or otherwise restrict our ships from entering United States waters. In addition, certain states have enacted more stringent discharge standards as conditions to their required certification of the VGP. The EPA intends to propose a new VGP this fall that will impose numerical restrictions on ballast water organisms. We have submitted NOIs for the GasLog Savannah and the GasLog Singapore and intend to submit NOIs for our ships in the future where required and do not believe that the costs associated with obtaining and complying with the VGP will have a material impact on our operations.

Clean Air Act

The U.S. Clean Air Act of 1970, as amended by the Clean Air Act Amendments of 1977 and 1990, or the “CAA”, requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our ships may be subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas and emission standards for so-called “Category 3” marine diesel engines operating in U.S. waters. The marine diesel engine emission standards are currently limited to new engines beginning with the 2004 model year. On April 30, 2010, the EPA adopted final emission standards for Category 3 marine diesel engines equivalent to those adopted in the amendments to Annex VI to MARPOL, which will apply in two stages, beginning in 2011 and 2016. However, our tri-fuel diesel electric LNG carriers have the ability to burn natural gas as fuel to power the ship, which can significantly reduce relevant emissions compared with steam-powered ships.

The CAA also requires states to adopt State Implementation Plans, or “SIPs”, designed to attain national health-based air quality standards in primarily major metropolitan and/or industrial areas. Several SIPs regulate emissions resulting from ship loading and unloading operations by requiring the installation of vapor control equipment. The MEPC has designated the area extending 200 miles from the territorial sea baseline adjacent to the Atlantic/Gulf and Pacific coasts and the eight main Hawaiian Islands as an ECA, which will enter into force in August 2012, under the Annex VI amendments. Fuel used by vessels operating in the ECA cannot exceed 1.0% sulfur, dropping to 0.1% sulfur in 2015. From 2016, NOx after-treatment requirements will also apply. Similar restrictions will be phased in for the newly-designated Caribbean ECA adjacent to Puerto Rico and the U.S. Virgin Islands beginning in 2014. Our vessels can both store and burn low-sulfur fuel oil or alternatively burn natural gas which contains no sulfur. Additionally, burning natural gas will ensure compliance with IMO tier III NOx emission limitations without the need for after-treatment. Charterers must supply compliant fuel for the vessels before ordering vessels to trade in areas where restrictions apply. As a result, we do not expect such restrictions to have a materially adverse impact on our operations or costs.

Other Environmental Initiatives

U.S. Coast Guard regulations adopted under the U.S. National Invasive Species Act, or “NISA”, impose mandatory ballast water management practices for all ships equipped with ballast water tanks entering U.S. waters, which could require the installation of equipment on our ships to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures, and/or otherwise restrict our ships from entering U.S. waters. The U.S. Coast Guard has also proposed new ballast water management standards that could ultimately lead to the establishment of maximum acceptable discharge limits for various invasive species and/or requirements for the treatment of ballast water. Several states have adopted legislation and regulations relating to the permitting and management of ballast water discharges.

At the international level, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments in February 2004, or the “BWM Convention”. The Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping. To date, a sufficient number of countries have not adopted this convention for it to enter into force. However, the IMO’s Marine Environment Protection Committee passed a resolution in March 2010 encouraging the ratification of the Convention and calling upon those countries that have already ratified to encourage the installation of ballast water management systems. If ballast water treatment requirements are instituted, the cost of compliance could increase for ocean carriers. It is difficult to predict the overall impact of such a requirement on our operations. Both the GasLog Savannah and the GasLog Singapore hold certified and approved ballast water management plans, which ensures our compliance with existing requirements.

Greenhouse Gas Regulations

The MEPC of IMO adopted two new sets of mandatory requirements to address greenhouse gas emissions from ships at its July 2011 meeting. The Energy Efficiency Design Index will require a minimum energy efficiency level per capacity mile and will be applicable to new vessels, and the Ship Energy Efficiency Management Plan will be applicable to currently operating vessels. The requirements will enter into force in January 2013 and could cause us to incur additional compliance costs. To meet the requirements, we have an agreement with ABS for the development of a Company Energy Efficiency Management Plan and the Ship-specific Energy Efficiency Management Plan based on certain documents issued by the IMO. The IMO is also considering the development of a market-based mechanism for greenhouse gas emissions from ships, but it is impossible to predict the likelihood that such a standard might be adopted or its potential impact on our operations at this time.

The European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from marine ships. In the United States, the EPA has issued a finding that greenhouse gases endanger the public health and safety and has adopted regulations under the CAA to limit greenhouse gas emissions from certain mobile sources and large stationary sources. Although the mobile source emissions do not apply to greenhouse gas emissions from ships, the EPA is considering a petition from the California Attorney General and environmental groups to regulate greenhouse gas emissions from ocean-going ships. Any passage of climate control legislation or other regulatory initiatives by the IMO, the European Union, the United States or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol, that restrict emissions of greenhouse gases could require us to make significant financial expenditures that we cannot predict with certainty at this time.

We believe that LNG carriers, which have the inherent ability to burn natural gas to power the ship, and in particular LNG carriers like ours that utilize fuel-efficient diesel electric propulsion, can be considered among the cleanest of large ships in terms of emissions.

Ship Security Regulations

A number of initiatives have been introduced in recent years intended to enhance ship security. On November 25, 2002, the Maritime Transportation Security Act of 2002, or “MTSA”, was signed into law. To implement certain portions of the MTSA, the U.S. Coast Guard issued regulations in July 2003 requiring the implementation of certain security requirements aboard ships operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. This new chapter came into effect in July 2004 and imposes various detailed security obligations on ships and port authorities, most of which are contained in the newly created International Ship and Port Facilities Security Code, or “ISPS Code”. Among the various requirements are:

•	on-board installation of automatic information systems to enhance ship-to-ship and ship-to-shore communications;

•	on-board installation of ship security alert systems;

•	the development of ship security plans; and

•	compliance with flag state security certification requirements.

The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempt non-U.S. ships from MTSA ship security measures, provided such ships have on board a valid “International Ship Security Certificate” that attests to the ship’s compliance with SOLAS security requirements and the ISPS Code. We have implemented the various security measures required by the IMO, SOLAS and the ISPS Code and have approved ISPS certificates and plans certified by the applicable flag state on board all our ships.

Properties

Other than our ships, we do not own any material property.

We occupy office space at 7 Rue du Gabian, MC 98000, Monaco, which is provided pursuant to a service agreement between our subsidiary, GasLog Monaco S.A.M., and Ceres Monaco S.A.M., a subsidiary of Ceres Shipping. Ceres Monaco S.A.M. leases operating space from a third-party property owner, and we occupy a portion of the leased space. Under the service agreement, we pay Ceres Monaco S.A.M. a pro rata portion of the fees payable to the third-party property owner, which portion is determined based on the amount of space we occupy.

We also occupy office space at 69 Akti Miaouli, Piraeus, GR 185 37, Greece, which we lease through our subsidiary, GasLog LNG Services, from an entity controlled by Ceres Shipping. The lease agreement is disclosed and filed with the Greek authorities, and has been entered into on market rates.

For more information about the contractual arrangements for our office space, see “Certain Relationships and Related Party Transactions”.

Legal Proceedings

We have not been involved in any legal proceedings that we believe may have a significant effect on our business, financial position, results of operations or liquidity, and we are not aware of any proceedings that are pending or threatened that may have a material effect on our business, financial position, results of operations or liquidity. From time to time, we may be subject to legal proceedings and claims in the ordinary course of business, principally property damage and personal injury claims. We expect that these claims would be covered by insurance, subject to customary deductibles. However, those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.

Exchange Controls

Under Bermuda law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our common shares.

We have been designated by the Bermuda Monetary Authority as a non-resident for Bermuda exchange control purposes. This designation allows us to engage in transactions in currencies other than the Bermuda dollar, and there are no exchange control restrictions on our ability to transfer funds (other than funds denominated in Bermuda dollars) in and out of Bermuda or to pay dividends to U.S. residents who are holders of our common shares.

Under Bermuda law, “exempted” companies are companies formed for the purpose of conducting business outside Bermuda from a principal place of business in Bermuda. As an exempted company, we may not, without a license or consent granted by the Minister of Finance, participate in certain business transactions, including transactions involving Bermuda landholding rights and the carrying on of business of any kind, for which we are not licensed in Bermuda.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers. The business address of each of our executive officers and directors listed below is Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco. Our telephone number at that address is +377 97 97 51 15. Members of our board of directors will be elected annually, and each director elected will hold office for a one-year term. The following directors have been determined by our board of directors to be independent: Paul J. Collins, William M. Friedrich, Julian Metherell and Robert D. Somerville. Officers are elected from time to time by vote of our board of directors and hold office until a successor is elected.

Name	Age	Position
Peter G. Livanos	53	Chairman of the Board, Chief Executive Officer and Director
Philip Radziwill	31	Vice Chairman and Director
Henrik Bjerregaard	45	Chief Financial Officer
Thor Knappe	34	Senior Vice President, Business Development
Jan Petersen	44	Senior Vice President, Operations
Paul Wogan	49	Chief Strategy Officer
Bruce L. Blythe	67	Director
Paul J. Collins	75	Director
William M. Friedrich	63	Director
Julian Metherell	48	Director
Anthony S. Papadimitriou	56	Director
Robert D. Somerville	68	Director

Certain biographical information about each of these individuals is set forth below.

Peter G. Livanos is our Chief Executive Officer and the chairman of our board of directors. Mr. Livanos founded our subsidiary GasLog LNG Services in 2001. He has served as our chairman since the Company was incorporated in July 2003 and he became our Chief Executive Officer in January 2012. Mr. Livanos is the chairman and sole shareholder of Ceres Shipping, an international shipping group. He also serves as chairman of several of Ceres Shipping’s subsidiaries, including DryLog Ltd., a company engaged in dry bulk shipping investments. In 1989 Mr. Livanos formed Seachem Tankers Ltd., which in 2000 combined with Odfjell ASA (later renamed Odfjell SE). He served on the board of directors of Odfjell SE until 2008. Mr. Livanos serves as the vice chairman of the board of directors of Euronav NV, an independent owner and operator of oil tankers. Mr. Livanos is a graduate of Columbia University. He is the first cousin of Philip Radziwill, our vice chairman and a member of our board of directors.

Philip Radziwill is our Vice Chairman and a member of our board of directors. Mr. Radziwill has been a director since his appointment in October 2011 and he became our Vice Chairman in January 2012. As our Vice Chairman, an executive role that is distinct from Mr. Radziwill’s position as a director, Mr. Radziwill will assist our chief executive officer in driving the Company’s business strategy. Mr. Radziwill also serves as an advisor of SCP Clover Maritime, a company that manages assets and investments of the Radziwill family, including the family’s investment in the Company. From 2006 to 2009, Mr. Radziwill was employed in the equity group at Moore Capital Management LLC, a private investment management firm based in New York, where he focused on a long/short equity strategy within the energy industry. Prior to joining Moore Capital Management, Mr. Radziwill was employed as an investment banker at Goldman, Sachs & Co. within the Industrial & Natural Resources group. Mr. Radziwill is a graduate of Brown University. He is the first cousin of Peter G. Livanos, our chairman and chief executive officer.

Henrik Bjerregaard is our Chief Financial Officer. Prior to joining us in 2007, Mr. Bjerregaard was employed at A.P. Moller - Maersk Group, where he served as CFO of Maersk Tankers from 2004 to 2007 and CFO of Maersk Gas Carriers from 2001 to 2004. While at Maersk Tankers, Mr. Bjerregaard worked with Messrs. Knappe and Petersen as part of a team that led the development of Maersk LNG’s eight-ship fleet of LNG carriers. Mr. Bjerregaard has a Masters degree in Economics from the University of Aarhus, Denmark.

Thor Knappe is our Senior Vice President, Business Development. Prior to joining us in 2007, Mr. Knappe worked for 7 years at A.P. Moller - Maersk Group, where from 2002 to 2007 he worked at Maersk LNG. While at Maersk LNG, Mr. Knappe worked with Messrs. Bjerregaard and Petersen as part of a team that led the development of Maersk LNG’s eight-ship fleet of LNG carriers. Mr. Knappe has previously worked at Deutsche Bank, and holds a B.Sc. degree in Economics from the University of Warwick, UK.

Jan Petersen is our Senior Vice President, Operations. Prior to joining us in 2007, Mr. Petersen was employed for 18 years at A.P. Moller - Maersk Group, where from 2002 to 2007 he worked at Maersk LNG. While at Maersk LNG, Mr. Petersen worked with Messrs. Bjerregaard and Knappe as part of a team that led the development of Maersk LNG’s eight-ship fleet of LNG carriers. Mr. Petersen is a graduate of the Royal Danish Air Force Academy.

Paul Wogan is our Chief Strategy Officer. Mr. Wogan is also a shareholder and non-executive director of Sure Wind Marine Ltd., a company that owns and operates vessels that provide services to the offshore wind industry. From 2008 until his resignation in February 2012, Mr. Wogan served as senior independent director of Clarksons PLC. From 2000 to 2008, Mr. Wogan worked for Teekay Corporation, where from November 2003 to March 2008 he served as President of Teekay Tanker Services, with responsibility for the company’s fleet of crude and product tankers. Prior to joining Teekay Corporation, Mr. Wogan served as chief executive officer of Seachem Tankers Ltd. Mr. Wogan is a graduate of Exeter University and he has an MBA from Cranfield School of Management.

Bruce L. Blythe has been a member of our board of directors since his appointment in October 2011. Mr. Blythe has been involved in the shipping industry for over 15 years, having served as an advisor to the Livanos family since 1994. For nearly 20 years, Mr. Blythe has served as an advisor to the Chairman and CEO of Ford Motor Company and to the Ford family, and prior to his service as an advisor he was employed in various strategic and financial positions at Ford Motor Company. Mr. Blythe is the chairman of the board of directors of Halcyon Days (London) Ltd., a private consumer products company. He also serves as a director of Ceres Shipping, our controlling shareholder. Mr. Blythe holds an M.B.A. in finance and transportation and a B.A. in business administration from the Pennsylvania State University.

Paul J. Collins has been a member of our board of directors since his appointment in October 2011. Mr. Collins retired as Vice Chairman and member of the Management Committee of Citigroup Inc. in September 2000. From 1985 to 1998, Mr. Collins served as a director of Citicorp and its principal subsidiary Citibank; from 1988 to 1998 he served as Vice Chairman of those entities. Mr. Collins currently serves as a trustee of the University of Wisconsin Foundation and The Glyndebourne Arts Trust. He is also a Member of the Advisory Board of Welch, Carson, Anderson & Stowe, a private equity firm. He was previously a director of Kimberly-Clark Corporation, Nokia Corporation, BG Group, Enstar Group and a member of the Supervisory Board of Actis Capital LLP. Mr. Collins is a graduate of the University of Wisconsin and holds an M.B.A. from the Harvard Business School.

William M. Friedrich has been a member of our board of directors since his appointment in October 2011 and he currently serves as our senior independent director. From 1995 until his retirement in 2008, Mr. Friedrich was employed at BG Group plc. Mr. Friedrich held several senior executive positions during his 14-year tenure at BG Group, including serving as Executive Director and Deputy Chief Executive from 2000 until 2008, with primary responsibility for BG Group’s overall strategy function as well as oversight of the company’s business development activities and various company-wide organizational and human resource matters. Between 2000 and 2005, his position at BG Group also included the role of General Counsel. Prior to joining BG Group, Mr. Friedrich was a partner at Shearman & Sterling LLP. Mr. Friedrich serves as a director of Mountain Lake Community Service Inc., a non-profit charitable organization. He holds a J.D. from Columbia Law School and a B.A. from Union College.

Julian Metherell has been a member of our board of directors since his appointment in October 2011. Mr. Metherell is the chief financial officer of Genel Energy plc, a leading independent oil and gas exploration and production company operating in the Kurdistan Region of Iraq. Genel Energy plc is

the successor to Vallares Plc, a publicly listed acquisition company which Mr. Metherell co-founded in April 2011. Mr. Metherell also serves as a director of Genel Energy plc. From 1999 to 2011, Mr. Metherell was a partner at The Goldman Sachs Group, Inc., where he served as chief executive officer of the UK investment banking division. Prior to joining Goldman Sachs, Mr. Metherell was a director in the European energy group at Dresdner Kleinwort, a London-based investment bank. Mr. Metherell is a graduate of Manchester University, where he received a B.Sc. degree, and of Cambridge University, where he received an M.B.A.

Anthony S. Papadimitriou has been a member of our board of directors since November 2011, when he was designated by the Onassis Foundation to serve as one of our directors. Mr. Papadimitriou is the managing partner of the law firm A.S. Papadimitriou and Partners, a position he has held since 1992. From 1986 until 2005, Mr. Papadimitriou served as legal counsel for Olympic Shipping & Management S.A, an affiliate of the Onassis Foundation, and since 1995 he has been the coordinator of the Executive Committee of the commercial activities controlled by the Onassis Foundation. In addition, Mr. Papadimitriou has been a member of the board of directors of the Alexander S. Onassis Public Benefit Foundation since 1988, serving as the president of the board since 2005. Mr. Papadimitriou also serves as a director of Global Finance S.A., a Greek investment firm. Mr. Papadimitriou is a graduate of the Athens University Law School and holds a postgraduate degree in maritime and transport law from the University Aix-en-Provence, a B.Sc. from the London School of Economics and a Ph.D. from the National and Kapodistrian University of Athens.

Robert D. Somerville has been a member of our board of directors since his appointment in November 2011. Mr. Somerville is the chairman of American Bureau of Shipping, or “ABS”, the second largest marine classification society in the world. Mr. Somerville has been employed at ABS for over 30 years, and from 2004 until April 2011 he served as the company’s chairman and chief executive officer. Mr. Somerville currently serves as a member of the board of trustees of ABS and as a member of the board of directors of Maine Maritime Academy. Mr. Somerville is a graduate of Maine Maritime Academy, where he received a B.Sc. degree in Marine Engineering. He has also received honorary degrees from the Webb Institute in New York and Maine Maritime Academy.

Board of Directors

Our board of directors consists of eight members. The board of directors may change the number of directors to not less than three, nor more than fifteen. Each director shall be elected to serve until the next annual meeting of shareholders or until his successor is elected or appointed, except in the event of removal, death, disability, disqualification or resignation. A vacancy on the board created by removal, death, disability, disqualification or resignation of a director, or as a result of an increase in the size of the board, may be filled by the shareholders or by the board of directors.

After the consummation of this offering, we will be a “foreign private issuer” under the securities laws of the United States and the rules of the NYSE. Under the securities laws of the United States, “foreign private issuers” are subject to different disclosure requirements than U.S. domiciled registrants, as well as different financial reporting requirements. Under the NYSE rules, a “foreign private issuer” is subject to less stringent corporate governance requirements. Subject to certain exceptions, the rules of the NYSE permit a “foreign private issuer” to follow its home country practice in lieu of the listing requirements of the NYSE. In addition, after the consummation of this offering, our current shareholders will continue to control a majority of our issued and outstanding common shares. As a result, we will be a “controlled company” within the meaning of the NYSE corporate governance standards. Under the NYSE rules, a company of which more than 50% of the voting power is held by another company or group is a “controlled company” and may elect not to comply with certain NYSE corporate governance requirements, including (i) the requirement that a majority of the board of directors consist of independent directors, (ii) the requirement that the nominating committee be composed entirely of independent directors and have a written charter addressing the committee’s purpose and responsibilities, (iii) the requirement that the compensation committee be composed entirely of independent directors and have a written charter addressing the committee’s purpose and responsibilities and (iv) the requirement of an annual performance evaluation of the nominating and corporate governance and compensation committees. As permitted by these exemptions, as well as by our bye-laws and the laws of Bermuda, we currently have a board of directors with a majority of non-

independent directors. However, following completion of this offering, we anticipate that a majority of our directors will qualify as independent. We also have one or more non-independent directors serving as committee members on our compensation committee and our corporate governance and nominating committee. As a result, non-independent directors may among other things, participate in fixing the compensation of our management, making share and option awards and resolving governance issues regarding our Company. Accordingly, in the future you may not have the same protections afforded to shareholders of companies that are subject to all of the NYSE corporate governance requirements.

Committees of the Board of Directors

Audit and Risk Committee

Our audit and risk committee consists of Messrs. Collins, Friedrich, Metherell and Somerville, with Mr. Collins serving as the committee chairman. Our board of directors has affirmatively determined that each of these individuals meets the definition of “independent director” for purposes of serving on an audit committee under applicable SEC and NYSE rules. In addition, each of Messrs. Collins and Metherell qualifies as an “audit committee financial expert”. The audit and risk committee is responsible for:

•

the appointment and compensation (subject to any required shareholder approval or authorization) and retention and oversight of independent auditors and determining whether any non-audit services will be performed by such auditor;

•

assisting the board of directors in overseeing our financial reporting process and monitoring the integrity of our financial statements, the independent auditors’ qualifications, independence and performance, the performance of our internal audit and financial risk management departments and our compliance with legal and regulatory requirements;

•

annually reviewing the independent auditors’ report describing the auditing firm’s internal quality-control procedures, and any material issues raised by the most recent internal quality-control review, or peer review, of the auditing firm;

•	discussing the annual audited financial statements and any periodic financial statements with management and the independent auditors;

•	discussing earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies, with management and the independent auditors;

•	discussing policies with respect to financial risk assessment and risk management and monitoring our financial risk and risk management systems;

•	meeting periodically and separately with management, our internal audit and financial risk management departments and the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s responses;

•	setting clear hiring policies for employees or former employees of the independent auditors;

•	annually reviewing the adequacy of the audit and risk committee’s written charter;

•	periodically reviewing the budget, plan, organizational structure and qualifications of the internal audit department;

•	establishing procedures for the consideration of all related-party transactions, including matters involving potential conflicts of interest;

•	reporting regularly to the full board of directors; and

•	handling such other matters that are specifically delegated to the audit and risk committee by the board of directors from time to time.

Compensation Committee

Our compensation committee consists of Messrs. Blythe, Collins, Metherell and Radziwill, with Mr. Metherell serving as the committee chairman. The compensation committee is responsible for:

•	making recommendations to the full board of directors with respect to the compensation of directors and senior management;

•	administering any of the Company’s long-term incentive plans, including any equity-based compensation plans to be adopted; and

•	handling such other matters that are specifically delegated to the compensation committee by the board of directors from time to time.

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee consists of Messrs. Blythe, Friedrich, Livanos and Somerville, with Mr. Friedrich serving as the committee chairman. The corporate governance and nominating committee is responsible for:

•

identifying and recommending candidates, consistent with criteria approved by the full board of directors, for nomination to be elected by shareholders at annual meetings and for approval of the board of directors to fill board vacancies as and when they arise between annual meetings, as well as putting in place short- and long-term succession plans for the chief executive officer and other executive officers;

•	developing and recommending to the full board of directors corporate governance guidelines applicable to the Company and keeping such guidelines under review;

•	overseeing self-evaluations conducted by the board of directors and its committees and overseeing evaluations of senior management; and

•	handling such other matters that are specifically delegated to the corporate governance and nominating committee by the board of directors from time to time.

Health, Safety, Security and Environmental Committee

Our health, safety, security and environmental, or “HSSE”, committee consists of Messrs. Friedrich, Livanos, Papadimitriou and Somerville, with Mr. Somerville serving as the committee chairman. The HSSE committee is responsible for:

•	monitoring the Company’s operational risk management system;

•	reviewing the Company’s existing policies relating to operational risks on an annual basis and recommending changes to such policies to the Company’s management team;

•	evaluating the effectiveness of the Company’s policies and systems for identifying and managing HSSE related risks related to the operations of the Company;

•	receiving reports from management relating to any serious accidents or fatalities and recommending any actions to be taken by management in connection therewith;

•	ensuring that the Company’s HSSE policies take appropriate account of internal and external developments and expectations;

•	evaluating and monitoring the quality of reporting made to external stakeholders on HSSE related matters; and

•	assessing the systems within the Company for ensuring compliance with HSSE related laws, regulations and policies.

Senior Independent Director

Mr. Friedrich, an independent director, currently serves as our senior independent director. Our senior independent director is responsible for:

•	presiding at board and shareholder meetings if the chairman of the board is absent;

•	meeting with the other members of the board without the chairman present on at least an annual basis in order to evaluate and appraise the performance of the chairman;

•	chairing the Corporate Governance and Nominating Committee when considering succession to the role of the chairman of the board;

•	acting as a liaison, if required, to facilitate communication between independent directors and our chairman, chief executive officer and any member of senior management; and

•	performing such other functions as the board may direct or request from time to time.

Codes of Business Conduct and Ethics

Prior to consummation of this offering, the board of directors will approve and adopt a Code of Business Conduct and Ethics for all directors, officers, employees and agents of the Company, a copy of which will be available on our website, http://www.gaslogltd.com, and upon written request by our shareholders at no cost.

Compensation of Directors and Senior Management

Beginning in the fiscal year ending December 31, 2012, our directors will receive:

•	an annual fee of $100,000;

•	an additional annual fee of $100,000 to the chairman of the board;

•	an additional annual fee of $20,000 to the senior independent director;

•

additional annual fees of $50,000 to the chairman of the audit and risk committee and $20,000 to the chairmen of the compensation committee, corporate governance and nominating committee and HSSE committee; and

•

additional annual fees of $25,000 to each member of the audit and risk committee and $10,000 to each member of the compensation committee, corporate governance and nominating committee and HSSE committee (in each case other than the chairmen of such committees).

A portion of the fees described above may be paid to our directors in equity or equity-based awards.

We did not pay our directors prior to January 1, 2012. However, in respect of our directors’ service during the year ended December 31, 2011, our directors received fees amounting to 50% of the annual fees described above. Such fees were paid in the first quarter of 2012.

In addition, our directors will receive reimbursement for their out-of-pocket expenses. Our directors who also serve as executive officers will not receive additional compensation for their service as executive officers. We do not have any service contracts with our directors that provide for benefits upon termination of their services.

For our other executive officers, compensation for 2011 consisted generally of base salary, a cash incentive bonus and employee benefits that are generally provided to employees. The aggregate amount of cash compensation for the year ended December 31, 2011 paid to Henrik Bjerregaard, Thor Knappe and Jan Petersen was $2.46 million. In addition, as compensation for successful negotiation of commercial terms and conditions for the purchase of our newbuilding ships, our board of directors approved the award of a special bonus to be paid to key members of management, including these executive officers. A portion of the bonus was paid to such executive officers on June 30, 2011 and reflected in their cash compensation for 2011, and the balance will be paid in future periods.

For 2012, compensation for our executive officers (excluding our chief executive officer and vice chairman, who will not receive compensation other than director fees) is expected to consist of a base salary, a cash incentive bonus and employee benefits that are generally provided to employees.

Equity Compensation Plans

During the year ended December 31, 2010, we granted manager shares to certain of our senior management personnel and subsidiary manager shares to certain management personnel of GasLog LNG Services in order to provide such employees with strong performance incentives under their respective employment contracts. Under the terms of the shares, until the earlier of January 1, 2013 and the completion of this offering, the holders of the manager shares and subsidiary manager shares will have full voting and dividend rights, but they cannot sell, assign, transfer or otherwise dispose of legal title to or beneficial ownership of the shares unless such restrictions are waived by the board of directors. All issued and outstanding manager shares and subsidiary manager shares will be converted to common shares on a one-for-one basis immediately prior to the closing of this offering.

Following completion of this offering, the compensation committee of the board of directors is expected to consider and make recommendations to the board of directors regarding an equity-based incentive compensation plan that would take effect following 2012.

Separation Agreement with Former Chief Executive Officer

In January 2012, our former chief executive officer, Jeppe Jensen, resigned from his executive position and his position on our board of directors. In connection with his resignation, we entered into a separation agreement with Mr. Jensen pursuant to which the 3,367 manager shares held by Mr. Jensen were immediately converted to common shares and were purchased by Blenheim Holdings. In addition, we made a payment of $1.58 million to Mr. Jensen in respect of the special bonus approved by our board of directors in 2011.

PRINCIPAL SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of our shares as of the date of this prospectus and after giving effect to this offering and the concurrent private placement, by:

•	each of our executive officers;

•	each of our directors;

•	all of our executive officers and directors as a group; and

•	each holder known to us to beneficially own more than five percent of our shares.

Beneficial ownership is determined in accordance with SEC rules. Percentage computations are based on an aggregate of 164,292 common shares, manager shares, subsidiary manager shares and common A shares issued and outstanding prior to this offering, and  common shares expected to be issued and outstanding following this offering after giving effect to the  common shares offered hereby and in the concurrent private placement, or  common shares expected to be issued and outstanding following this offering and the concurrent private placement if the underwriters exercise their option to purchase additional shares in full.

Upon completion of this offering, our issued and outstanding share capital will consist of one class of common shares. Each issued and outstanding common share will entitle the shareholder to one vote. As of the date of this prospectus, none of our issued and outstanding shares were held in the United States.

Identity of person or group	Shares beneficially held prior to this offering		Common shares beneficially held following this offering and the concurrent private placement			Common shares beneficially held following full exercise of the option to purchase additional shares
	Number of shares	Percentage	Number of shares	Percentage		Number of shares	Percentage
Officers and directors
Peter G. Livanos(1)	134,408	81.81%			%			%
Philip Radziwill	—	—	—	—		—	—
Henrik Bjerregaard(2)	1,889	1.15%			%			%
Thor Knappe(2)	1,889	1.15%			%			%
Jan Petersen(2)	1,889	1.15%			%			%
Paul Wogan	—	—	—	—		—	—
Bruce L. Blythe	—	—	*	*		*	*
Paul J. Collins	—	—	*	*		*	*
William M. Friedrich	—	—	*	*		*	*
Julian Metherell	—	—	*	*		*	*
Anthony S. Papadimitriou	—	—	*	*		*	*
Robert D. Somerville	—	—	*	*		*	*
All officers and directors as a group (twelve persons)	140,075	85.26%			%			%
Other 5% beneficial owners
John S. Radziwill(3)	30,242	18.41%			%			%
Alexander S. Onassis Foundation(4)	18,959	11.54%			%			%

*	Less than 1%

(1)

By virtue of common shares held indirectly through Blenheim Holdings. Mr. Livanos has a majority ownership interest in Blenheim Holdings through Ceres Shipping, and he is a beneficial owner of other shares held indirectly through Blenheim Holdings for the benefit of Mr. Livanos and members of his family. Mr. Livanos’ ownership interest changed in connection with the sale of shares by Blenheim Holdings to the Onassis Foundation in December 2011 (see note 4) and the purchase by Blenheim Holdings of certain outstanding manager shares in January 2012.

(2)	Reflects manager shares granted as equity-settled compensation. All shares will be converted to common shares on a one-for-one basis immediately prior to the closing of this offering.

(3)

John S. Radziwill, the father of our vice chairman, Philip Radziwill, and the uncle of our chairman and chief executive officer, Peter G. Livanos, may be deemed to have indirect economic beneficial ownership of 18.41% of the shares issued and outstanding prior to this offering by virtue of common shares held indirectly through Blenheim Holdings. John S. Radziwill acquired an indirect minority ownership interest in Blenheim Holdings in June 2011. The indirect economic ownership interest changed in connection with the sale of shares by Blenheim Holdings to the Onassis Foundation in December 2011 (see note 4) and the purchase by Blenheim Holdings of certain outstanding manager shares in January 2012.

(4)

By virtue of common shares held indirectly through its wholly owned subsidiary, Olympic LNG Investments Ltd. The shares were acquired from Blenheim Holdings in December 2011. The Alexander S. Onassis Public Benefit Foundation is the sole beneficiary of the assets and income of the Alexander S. Onassis Foundation, and as a result may be deemed to have indirect economic beneficial ownership of the shares.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Described below are certain relationships and transactions the Company has entered into with our controlling shareholder or other related parties since January 1, 2009. As described below, certain of the relationships will be terminated prior to or upon completion of this offering.

Restrictive Covenant Agreement

Under the terms of the restrictive covenant agreement that Peter G. Livanos and Blenheim Holdings will enter into with us prior to the closing of this offering, Mr. Livanos will be prohibited from directly or indirectly owning, operating or managing LNG vessels, other than pursuant to his involvement with us. The restrictions will terminate in the event that Mr. Livanos ceases to beneficially own at least 20% of our issued and outstanding share capital.

Notwithstanding these restrictions, Mr. Livanos will be permitted to engage in the following activities:

(i)	passive ownership of minority interests in any business that is not primarily engaged in owning, operating or managing LNG vessels; and

(ii)

non-passive participation in a business that acquires an interest in the ownership, operation or management of LNG vessels, provided that as promptly as reasonably practicable either (A) the business enters into an agreement to dispose of such competitive activity and such disposition is completed within a reasonable time, or (B) Mr. Livanos’ participation in such business is changed so as to satisfy the exception for passive ownership of minority interests in a business that is not primarily engaged in a competitive activity.

In addition, under the terms of the restrictive covenant agreement, Mr. Livanos and Blenheim Holdings will agree that, subject to the exceptions described below, they will not sell or dispose of any of our common shares owned by them as of the date of the agreement for a period of 18 months following the closing of this offering.

As noted above, Mr. Livanos and Blenheim Holdings will be permitted under the terms of the restrictive covenant agreement to dispose of our common shares in the following circumstances:

(i)

pursuant to any transfer by Blenheim Holdings to its shareholders (including any division of the ownership interests in Blenheim Holdings of Mr. Livanos and members of the Radziwill family), provided that the transferee or transferees agree to be bound by the share transfer restrictions of the restrictive covenant agreement;

(ii)	pursuant to any private sale to a strategic investor in the Company, provided that the strategic investor agrees to be bound by the share transfer restrictions of the restrictive covenant agreement;

(iii)	in connection with any sale or transfer that would result in a change in control of the Company, provided that such change in control has been approved by our board of directors; and

(iv)	in transactions relating to shares acquired following the effective date of the restrictive covenant agreement.

The share transfer restrictions described above will terminate as to any person that ceases to beneficially own, or does not beneficially own, at least 20% of our issued and outstanding share capital.

The share transfer restrictions imposed by the restrictive covenant agreement will be in addition to the share transfer restrictions to which Mr. Livanos will be subject pursuant to an agreement with the underwriters of this offering.

Registration Rights Agreement

We intend to enter into a registration rights agreement prior to the closing of this offering with our existing shareholders, pursuant to which we will grant them and their transferees the right, under certain circumstances and subject to certain restrictions, including restrictions included in the lock-up agreements to which they will be a party, to require us to register under the Securities Act of 1933, as amended, or the “Securities Act”, our common shares held by those persons. Under the registration rights agreement, our existing shareholders and their transferees will have the right to request us to register the sale of shares held by them on their behalf and may require us to make available shelf registration statements permitting sales of shares into the market from time to time over an extended period. In addition, those persons will have the ability to exercise certain piggyback registration rights in connection with registered offerings initiated by us. Immediately after this offering and the concurrent private placement, our existing shareholders will own a total of  common shares entitled to these registration rights.

Indemnification Agreements

We have entered into indemnification agreements with our directors and officers which provide, among other things, that we will indemnify our directors and officers, under the circumstances and to the extent provided for therein, for expenses, damages, judgments, fines, settlements and fees that they may be required to pay in actions or proceedings which they are or may be made a party by reason of such person’s position as a director, officer, employee or other agent of the Company, subject to, and to the maximum extent permitted by, applicable law.

Office Space and Related Arrangements

Through our subsidiary GasLog LNG Services, we lease our office space in Piraeus, Greece, from an entity controlled by Ceres Shipping, Nea Dimitra Ktimatikh Kai Emporikh S.A. The lease agreement is filed with the Greek authorities, and has been entered into on market rates. In addition, we reimburse Nea Dimitra Ktimatikh Kai Emporikh S.A. for part of the costs of the building’s internet line.

GasLog LNG Services has also entered into an agreement with Seres S.A., an entity controlled by the Livanos family, for the latter to provide catering services to the staff based in our Piraeus office. Amounts paid pursuant to the agreement are generally less than 10 euros per person per day, but are slightly higher on special occasions. In addition, GasLog LNG Services has entered into an agreement with Seres S.A. for the latter to provide human resource, telephone and documentation services for our staff based in Piraeus. Amounts paid pursuant to the agreement are less than 100,000 euros per year. We believe that the terms of each of these agreements are consistent with market rates.

Through our subsidiary GasLog Monaco S.A.M., we make payments to Ceres Monaco S.A.M., an affiliate of Ceres Shipping, for our office space in Monaco. Ceres Monaco S.A.M. leases operating space pursuant to a service agreement with a third-party property owner, and we occupy a portion of the leased space. We pay to Ceres Monaco S.A.M. 31,850 euros per month for our office space, which reflects a pro rata portion of the fees payable to the third-party property owner determined based on the amount of space we occupy. We paid to Ceres Monaco S.A.M. 27,000 euros per month for our office space until September 30, 2011. We believe that these fees are consistent with market rates. In connection with our office space arrangements, our subsidiary GasLog Monaco S.A.M. has entered into a service level agreement with Ceres Monaco S.A.M.

Egypt LNG

We have a 25% ownership interest in Egypt LNG, whose principal asset is the LNG carrier Methane Nile Eagle, which is currently operating under a 20-year time charter with a subsidiary of BG Group. Through our subsidiary GasLog LNG Services, we supervised the construction of the Methane Nile Eagle, which was delivered from the shipyard in 2007. Pursuant to a ship management agreement between GasLog LNG Services and Egypt LNG, the vessel has operated under our technical management since its delivery. From January 1, 2009 to December 31, 2011, we received a total of approximately $2.12 million in revenues from Egypt LNG in respect of our construction supervision and vessel management services.

Insurance Brokerage

In 2010 and 2011, we procured insurance for our ships through C Transport Maritime S.A.M., an affiliate of Ceres Shipping, which has a dedicated insurance function. This relationship is covered by an insurance and claims handling agreement under which we pay C Transport Maritime S.A.M. $10,000 per owned ship per annum and $3,000 per managed ship per annum, which we believe is consistent with market rates. This agreement will continue in effect after completion of this offering.

Shipbuilding Commissions

Pursuant to commission agreements with Samsung Heavy Industries, commissions due from the shipyard in relation to our newbuilding orders will be paid by Samsung Heavy Industries to DryLog Investments Ltd., an affiliate of Ceres Shipping. Upon receipt of the commissions, DryLog Investments Ltd. will forward the payments to our ship-owning subsidiaries, after deducting handling fees for each payment. In the aggregate, these handling fees will amount to less than $100,000 for all eight of our newbuilding ships on order.

Joint Venture Transactions

Between October 2010 and March 2011, we entered into joint venture agreements with an entity jointly owned by the Livanos and Radziwill families, or the “Joint Venture Partner”, in respect of our subsidiaries GAS-three Ltd., GAS-four Ltd., GAS-five Ltd. and GAS-six Ltd. for the purpose of ordering, owning and operating the LNG carriers to be owned by those entities. In return for the ownership percentage, the Joint Venture Partner paid us $19.21 million, including equity contributions to the entities, and committed to provide loan guarantees for its pro rata share of the debt financing for the four newbuilding ships to be owned by the entities. The Joint Venture Partner also agreed to indemnify the four ship-owning subsidiaries for its pro rata share of any liabilities arising under performance guarantees provided by the entities to the shipyard. Under the joint venture agreements, we held a controlling 51% ownership share in each of the four entities.

In June 2011, the Joint Venture Partner sold its 49% non-controlling interest in the issued shares of GAS-three Ltd., GAS-four Ltd., GAS-five Ltd. and GAS-six Ltd. to Ceres Shipping, which in turn contributed the 49% interest in the four ship-owning subsidiaries to us through Blenheim Holdings, our direct majority shareholder. The contribution of the 49% ownership interest in the entities by Blenheim Holdings was a non-cash transaction for us. Following the completion of this transaction, GAS-three Ltd., GAS-four Ltd., GAS-five Ltd. and GAS-six Ltd. are 100% owned by us through our wholly owned subsidiary GasLog Carriers Ltd. The indemnification agreements provided by the Joint Venture Partner were terminated in connection with the transaction.

Transfer of Dormant Subsidiaries

In July and September 2011, we transferred ownership of two subsidiaries that were wholly owned by us, GasLog Holdings Limited and GasLog Services Limited, to Ceres Shipping. GasLog Holdings Limited was formed in 2005 as our indirect subsidiary as a holding company for our investment in BW Gas Limited. The entity has been dormant since April 2009, when we sold our entire investment in BW Gas Limited. GasLog Services Limited was formed in 2007 in connection with our establishment of a branch office in Copenhagen. The entity has been dormant since 2010, when we closed the branch office. We transferred all outstanding shares of each of the dormant entities to Ceres Shipping in non-cash transactions for no consideration. Aggregate cash and net liabilities of the two entities of $0.06 million and $0.08 million, respectively, were transferred to Ceres Shipping in the transactions, resulting in a gain of $0.02 million recorded in our consolidated statement of income.

Loan Guarantees

Ceres Shipping and the Joint Venture Partner have guaranteed certain of our credit facilities, including our new loan agreements and the credit facility for which we have accepted a commitment letter. Upon completion of this offering, each of these guarantees, and corresponding cross-default provisions, will be terminated.

Relationship with Ceres Marine Partners

Ceres Shipping owns or controls a number of companies that are engaged in the international shipping business, including Ceres Marine Partners Ltd., or “Ceres Marine Partners”, which offers consulting services to a maritime investment fund managed by J.P. Morgan. J.P. Morgan is one of the underwriters in this offering.

Between June 2010 and September 2011, certain members of our management team provided services to Ceres Marine Partners in addition to and outside of their employment relationship with us. In exchange for such services, Ceres Marine Partners provided direct compensation to these members of our management team, and also paid fees to us totaling $140,000 in respect of the time spent by our employees working on outside business. The members of our management team resigned from their positions with Ceres Marine Partners in September 2011 (other than our chairman and chief executive officer, Peter G. Livanos, who continues to control Ceres Marine Partners through his ownership of Ceres Shipping) and accordingly, our fee agreement with Ceres Marine Partners was terminated at such time.

Employee Incentive Program

In May 2009, Ceres Shipping provided a promissory letter to our subsidiary, GasLog LNG Services, relating to the funding of an employee incentive program we established for key employees of GasLog LNG Services. Pursuant to the promissory letter, Ceres Shipping agreed to contribute to GasLog LNG Services an amount equal to 2.8% of all dividends declared by us. These contributions from Ceres Shipping were in turn distributed to key employees of GasLog LNG Services through its wholly owned subsidiary, GasLog LNG Services Employee Incentive Scheme Ltd. The contributions by Ceres Shipping totaled $483,000 and $238,000 during the years ended December 31, 2010 and December 31, 2011, respectively, and were recorded by us as non-cash capital contributions. Prior to completion of this offering, the promissory letter from Ceres Shipping will be terminated, and any future employee incentive payments or awards will be funded by us.

Procedures for Review and Approval of Related Party Transactions

Following this offering, related party transactions, which means transactions in which the Company or one of its subsidiaries is a participant and any of the Company’s directors, executive officers or significant shareholders, or any members of their immediate families or entities controlled by them, have a direct or indirect interest, will be subject to review and approval or ratification by our board of directors or the audit and risk committee, or evaluated pursuant to procedures established by the board of directors. Where appropriate, such transactions will be subject to the approval of our independent directors.

DESCRIPTION OF INDEBTEDNESS

The following is a summary of the material provisions of the instruments evidencing our indebtedness.

GAS-one Facility

On March 14, 2008, our subsidiary, GAS-one Ltd., as borrower, entered into a ten-year, $174.03 million credit facility with Danish Ship Finance A/S, which we refer to in this prospectus as the “GAS-one facility”. The purpose of this facility was to finance part of the acquisition costs of the GasLog Savannah. Amounts under the GAS-one facility were drawn by GAS-one Ltd. in three installments between March 2008 and May 2010. As of December 31, 2011, there was $157.16 million outstanding under the GAS-one facility and, as of the same date, there was no undrawn available credit.

The interest rate under the GAS-one facility is LIBOR plus an applicable margin. The GAS-one facility requires GAS-one Ltd. to repay the loan in forty consecutive quarterly installments, the first 12 in the amount of $2.81 million each and the remaining 28 in the amount of $2.06 million each, plus a balloon payment in the amount of $82.5 million due in May 2020.

The obligations of GAS-one Ltd. under the GAS-one facility are secured by a first priority mortgage over the GasLog Savannah and are guaranteed by Ceres Shipping. We expect to enter into an agreement with the lender under the GAS-one facility prior to completion of this offering that will amend the terms of the facility. Among other things, we expect the amendment to provide that the guarantee and corresponding cross-default provisions from Ceres Shipping will automatically be terminated upon consummation of this offering.

The GAS-one facility contains restrictive covenants that require the prior written consent of the lenders or otherwise restrict GAS-one Ltd.’s ability to, among other things:

•	incur additional indebtedness or create liens;

•	provide any form of credit or financial assistance to, or enter into any non-arms’ length transactions with, us or any of our affiliates;

•	dispose of assets;

•	carry on any business other than the ownership, chartering and operation of the GasLog Savannah;

•	enter into, terminate or amend any charter of the GasLog Savannah;

•	appoint a manager of the GasLog Savannah other than us; or

•	undergo a change in ownership.

Events of default under the GAS-one facility include, among others, the following:

•	failure to pay any principal, interest, fees expenses or other amounts when due;

•	a breach by GAS-one Ltd. of certain covenants, including the covenant not to provide credit or financial assistance to us or our affiliates;

•	an inaccuracy in any representation or warranty at the time such representation or warranty was made;

•	a default by us or certain of our subsidiaries under other indebtedness exceeding $5 million;

•	the occurrence of a bankruptcy or insolvency event with respect to us or certain of our subsidiaries;

•	a suspension or cessation by GAS-one Ltd. of its business;

•	invalidity or unlawfulness of any of the related security documents;

•	a change of control of GAS-one Ltd. or certain of our other subsidiaries without the prior consent of the lenders under the facility;

•

termination of the GasLog Savannah’s charter prior to the third anniversary of the ship’s delivery, or cancellation or invalidity of the charter without replacement within 30 days by a similar charter; and

•

any other event or circumstance, including an accident involving the GasLog Savannah or a change in our or our subsidiaries’ financial position, which materially and adversely affects GAS-one Ltd.’s ability to discharge its liabilities under the facility as they come due.

In addition, GAS-one Ltd. is subject to market value covenants under the GAS-one facility pursuant to which an event of default could occur under the facility if the market value of the GasLog Savannah (without taking into account any charter arrangements) were to fall below 110% of the principal and interest outstanding under the facility, unless GAS-one Ltd. provides additional security or prepays a portion of the outstanding loan balance upon the lender’s request.

Upon the occurrence of an event of default under the GAS-one facility, the lenders would be permitted to declare all amounts accrued or owing under the facility immediately due and payable, which in turn could cause a default under our other credit facilities.

GAS-two Facility

On November 17, 2009, our subsidiary, GAS-two Ltd., as borrower, entered into a $147.5 million syndicated loan agreement with DnB Nor Bank ASA, National Bank of Greece S.A. and UBS AG, which we refer to in this prospectus as the “GAS-two facility”. The purpose of this facility was to finance part of the acquisition costs of the GasLog Singapore. The first drawdown on the GAS-two facility was $80 million and was used to refinance existing debt, and the remaining $67.5 million available under the facility was drawn upon delivery of the GasLog Singapore in July 2010. As of December 31, 2011, there was $125.96 million outstanding under the GAS-two facility and, as of the same date, there was no undrawn available credit.

The interest rate under the GAS-two facility is LIBOR plus an applicable margin. The GAS-two facility requires GAS-two Ltd. to repay the loan in 14 consecutive quarterly installments, which commenced in October 2010, with a balloon payment due in January 2014. The installment payments paid from October 2010 to date have ranged in amount from $2.91 million to $6.44 million. As of December 31, 2011, the amount of the balloon payment due in January 2014 was $95.1 million.

The obligations of GAS-two Ltd. under the GAS-two facility are secured by a first priority mortgage over the GasLog Singapore and are guaranteed by us and our subsidiary GasLog Carriers Ltd. together with a counter-guarantee from Ceres Shipping and a pledge of the share capital of GAS-two Ltd. We expect to enter into an agreement with the lenders under the GAS-two facility prior to completion of this offering that will amend the terms of the facility. Among other things, we expect the amendment to provide that the guarantee and corresponding cross-default provisions from Ceres Shipping will automatically be terminated upon consummation of this offering.

The GAS-two facility contains restrictive covenants that require the prior written consent of the lenders or otherwise restrict GAS-two Ltd.’s ability to, among other things:

•	declare or pay dividends to us without the lender’s approval;

•	sell or dispose of the GasLog Singapore;

•	enter into certain types of charters of the GasLog Singapore, including charters lasting more than 13 calendar months or charters to an affiliate, unless the charter is approved by the lenders;

•	incur debt or provide any guarantee in respect of indebtedness;

•	create liens;

•	dispose of assets outside of the ordinary course; or

•	acquire assets, make investments or enter into any joint-venture agreements outside the ordinary course of business.

In addition, the GAS-two facility contains restrictive covenants relating to us and our other subsidiaries that require prior written consent of the lenders or otherwise restrict our and our subsidiaries’ ability to, among other things:

•	enter into any contracts or arrangements with our affiliates other than on an arms’ length basis.

•	make any substantial change in the nature of our business;

•	engage in a merger transaction;

•	create liens; or

•	agree to cross-default provisions as part of another loan or credit agreement on terms more favorable to the lender than the provisions included in the GAS-two facility.

Events of default under the GAS-two facility include, among others, the following:

•	failure to pay any principal, interest, fees expenses or other amounts when due;

•	a breach by us or our subsidiaries of certain covenants;

•	a representation or warranty that proves to have been incorrect or misleading in any material respect at the time it was made;

•	a default by us or certain of our subsidiaries under other indebtedness exceeding $500,000;

•	the occurrence of a bankruptcy or insolvency event with respect to us or certain of our subsidiaries;

•	a suspension or cessation of business by us or certain of our subsidiaries;

•	invalidity or unlawfulness of any of the related security documents;

•	expropriation of assets by or on behalf of any governmental, regulatory or other authority limiting or curtailing the ability of us or certain of our subsidiaries to conduct business;

•

litigation commenced or threatened against us or certain of our subsidiaries, or any environmental incident or other event or circumstance, that might reasonably be expected to have a material adverse effect on us;

•	seizure or detainment of the GasLog Singapore lasting longer than 15 days in exercise of any possessory lien or other claim;

•	cancellation or termination of the registration of the GasLog Singapore under the laws of its flag state;

•

involvement of the GasLog Singapore’s flag state or the countries in which we and certain of our subsidiaries are incorporated or conduct our business in hostilities or civil war unless we take action to ensure that such circumstances will not have a material adverse effect on us;

•	premature cancellation or rescission of the GasLog Singapore’s charter unless certain specified actions are taken; and

•	a change of control of us, GAS-two Ltd. or certain of our other subsidiaries without the prior consent of the lenders under the facility.

In addition, GAS-two Ltd. is subject to market value covenants under the GAS-two facility pursuant to which an event of default could occur under the facility if the market value of the GasLog Singapore (taking into account the burden, but not the benefit, of any charter arrangements) were to fall below 120% of the aggregate amount outstanding under the facility, unless GAS-two Ltd. provides additional security or prepays a portion of the outstanding loan balance upon the lender’s request. Compliance with the market value covenants is determined on an annual basis.

Upon the occurrence of an event of default under the GAS-two facility, the lenders would be permitted to declare all amounts accrued or owing under the facility immediately due and payable, which in turn could cause a default under our other credit facilities.

New Credit Facilities

GAS-three and GAS-four Facility

On December 8, 2011, we accepted a commitment letter from DnB Bank ASA, acting through its London Branch, and the Export-Import Bank of Korea, to enter into a twelve-year senior secured term loan facility. Pursuant to the term loan facility, which we refer to in this prospectus as the “GAS-three and GAS-four facility”, we will borrow, through our subsidiaries GAS-three Ltd. and GAS-four Ltd., an aggregate principal amount of up to $272.5 million. Borrowings under the GAS-three and GAS-four facility will be used to finance part of the acquisition costs of our newbuilding ships identified by hull numbers 1946 and 1947.

The commitment letter provides for two loans, in amounts of up to $136.5 million each, to be drawn upon delivery of the newbuilding ships. The loans will be split into two tranches: the first tranche, aggregating up to $192.5 million, will be payable in 48 equal consecutive quarterly installments under each loan of $2.01 million; and the second tranche, aggregating up to $80 million, will be payable in two balloon payments of up to $40 million each, each due 12 years from delivery of the applicable ship. The lenders will have a put option under the GAS-three and GAS-four facility that gives them the right to request repayment of the facility in full on the fifth anniversary of delivery of the first ship. Amounts drawn under the GAS-three and GAS-four facility will bear interest at LIBOR plus a margin.

The obligations of GAS-three Ltd. and GAS-four Ltd. under the GAS-three and GAS-four facility will be secured by a first priority mortgage over the newbuilding ships identified by hull numbers 1946 and 1947, a pledge of the share capital of GAS-three Ltd. and GAS-four Ltd. and a first priority assignment of earnings related to the ships, including charter revenue, management revenue and any insurance and requisition compensation. Obligations under the GAS-three and GAS-four facility will also be guaranteed by us and our subsidiary, GasLog Carriers Ltd., and after completion of this offering we will be subject to the following financial covenants that apply to us and our subsidiaries on a consolidated basis:

•	our net working capital (excluding the current portion of long-term debt) must be positive;

•	our total indebtedness divided by our total capitalization must not exceed 65%;

•	the ratio of EBITDA over our debt service obligations (including interest and debt repayments) on a trailing 12 months’ basis must be no less than 110%;

•	the aggregate amount of all unencumbered cash and cash equivalents must exceed the higher of 3% of our total indebtedness or $20 million;

•	our market value adjusted net worth must at all times be not less than 30% of our total market value adjusted assets; and

•

we are permitted to pay dividends, provided that we hold unencumbered cash (following such dividend payment) equal to at least 4% of our total indebtedness, subject to no event of default having occurred or occurring as a consequence of the payment of such dividends.

The GAS-three and GAS-four facility will include customary restrictive covenants, and among other restrictions the facility will include a fair market value covenant pursuant to which an event of default could occur under the facility if the aggregate fair market value of the two collateral ships (without taking into account any charter arrangements) were to fall below 120% of the aggregate outstanding principal balance under the facility and any negative marked-to market value arising under any hedging transaction.

Under the GAS-three and GAS-four facility, there could be a mandatory prepayment event if:

•	a collateral ship is not delivered or becomes a total loss;

•	a collateral ship is sold;

•	the Livanos and Radziwill families cease to be our largest shareholders or do not hold a certain minimum percentage of our issued equity;

•	it becomes unlawful for a lender to perform any of its obligations under the GAS-three and GAS-four facility;

•	a collateral ship is requisitioned for hire by any government; or

•	any of the related security documents cease to be valid.

The GAS-three and GAS-four facility will also be subject to customary events of default.

GAS-five and GAS-six Facility

On October 3, 2011, our subsidiaries, GAS-five Ltd. and GAS-six Ltd., as borrowers, entered into a six-year, $277 million loan agreement with Nordea Bank Finland Plc, London Branch, ABN AMRO Bank N.V. and Citibank International plc, Greece Branch, which we refer to in this prospectus as the “GAS- five and GAS-six facility”. The purpose of this loan agreement is to finance part of the acquisition costs of our newbuilding ships identified by hull numbers 2016 and 2017. The loan agreement provides for two tranches, each in an amount of up to $138.5 million, to be drawn upon delivery of the newbuilding ships, which are scheduled to be delivered in the second and third quarters of 2013.

The interest rate under the GAS-five and GAS-six facility is LIBOR plus an applicable margin. The GAS-five and GAS-six facility requires each of GAS-five Ltd. and GAS-six Ltd. to repay their respective tranche in consecutive quarterly installments, each equal to one sixty-eighth (1/68) of the amount drawn down, or $2.04 million under each tranche, beginning three months from the delivery date of the applicable ship and by a balloon installment equal to the outstanding balance, or $89.62 million under each tranche, no later than the earlier of the sixth anniversary of the drawdown or July 2019.

The obligations of GAS-five Ltd. and GAS-six Ltd. under the GAS-five and GAS-six facility will be secured prior to the first drawdown by a first priority mortgage over the newbuilding ships identified by hull numbers 2016 and 2017, a pledge of the share capital of GAS-five Ltd. and GAS-six Ltd. and a first priority assignment of earnings related to the ships, including charter revenue, management revenue, requisition compensation and any insurance proceeds. Obligations under the facility are also guaranteed by us and our subsidiary, GasLog Carriers Ltd. Each of GAS-five Ltd. and GAS-six Ltd. is required to have a minimum liquidity of $1.5 million.

The GAS-five and GAS-six facility contains restrictive covenants that require the prior written consent of the lenders or otherwise restrict the ability of each of GAS-five Ltd. and GAS-six Ltd. to, among other things:

•	incur additional indebtedness or create liens;

•	dispose of assets outside of the ordinary course;

•	amend the relevant shipbuilding contracts;

•	provide any form of credit or financial assistance to, or enter into any non-arms’ length transactions with any person;

•	carry on any business other than the ownership, chartering, operation and supervision of construction of the ship owned by it;

•	enter into, terminate or amend any charter of their respective ships;

•	appoint a manager of its ship other than us; or

•	undergo a change in ownership.

After completion of this offering, we will be subject to the following financial covenants that apply to us and our subsidiaries on a consolidated basis:

•	our net working capital (excluding the current portion of long-term debt) must be positive;

•	our total indebtedness divided by our total capitalization must not exceed 65%;

•	beginning on December 31, 2013, the ratio of EBITDA over our debt service obligations (including interest and debt repayments) on a trailing 12 months’ basis must be no less than 110%;

•	the aggregate amount of all unencumbered cash and cash equivalents must exceed the higher of 3% of our total indebtedness or $20 million after the first drawdown;

•	our market value adjusted net worth must at all times exceed $350 million; and

•

we are permitted to pay dividends, provided that we hold unencumbered cash equal to at least 4% of our total indebtedness, subject to no event of default having occurred or occurring as a consequence of the payment of such dividends.

Events of default under the GAS-five and GAS-six facility include, among others, the following:

•	failure to pay any principal, interest, fees or any other amounts when due;

•	a breach by GAS-five Ltd. or GAS-six Ltd. of certain covenants;

•	an inaccuracy in any representation or warranty at the time such representation or warranty was made;

•	a default by us or certain of our subsidiaries under other indebtedness exceeding $5,000,000 or, in the case of GAS-five Ltd. or GAS-six Ltd., $1,000,000;

•	the occurrence of a bankruptcy or insolvency event with respect to us or certain of our subsidiaries;

•	a suspension or cessation of business by GAS-five Ltd. or GAS-six Ltd.;

•	invalidity or unlawfulness of any of the related security or finance documents; and

•	a change of control of us without the prior consent of the agent under the facility.

In addition, GAS-five Ltd. and GAS-six Ltd. are subject to market value covenants under the GAS-five and GAS-six facility pursuant to which an event of default could occur under the facility if the aggregate fair market value of the two collateral ships (without taking into account any charter arrangements) were to fall below 120% of the aggregate outstanding principal balance under the facility, unless the borrowers provide additional security or prepay a portion of the outstanding loan balance upon the lender’s request. Compliance with the market value covenants is determined on a semi-annual basis.

The GAS-five and GAS-six facility also requires, within 30 days of the termination of a collateral ship’s charter, GAS-five Ltd. or GAS-six Ltd., as applicable, to deposit $20 million in a secured account, with such amount to be released to the borrower upon entry into a replacement charter approved by the lenders. Furthermore, if a charterer of one of the collateral ships does not exercise its extension option under the ship’s charter, then beginning 12 months prior to the expiration of such charter, GAS-five Ltd. or GAS-six Ltd., as applicable, shall be obligated on each repayment date to transfer 90% of any free cash to a secured account, up to an aggregate of $10 million per ship, with any such amounts to be released to the borrower upon entry into a replacement charter approved by the lenders.

Upon the occurrence of an event of default under the GAS-five and GAS-six facility, the lenders would be permitted to declare all amounts accrued or owing under the facility immediately due and payable, which in turn could cause a default under our other credit facilities.

GAS-seven Facility

On January 18, 2012, our subsidiary, GAS-seven Ltd., as borrower, entered into a seven-year, $144 million facility agreement with Credit Suisse AG, which we refer to in this prospectus as the “GAS-seven facility”. The purpose of this facility agreement is to finance part of the acquisition costs of our newbuilding ship identified by hull number 2041. Amounts under the GAS-seven facility are to be drawn upon delivery of the newbuilding ship, which is scheduled to be delivered in the fourth quarter of 2013.

The interest rate under the GAS-seven facility is LIBOR plus an applicable margin. The facility requires GAS-seven Ltd. to repay the loan in 28 consecutive quarterly installments of $2 million beginning three months from the date on which the facility is drawn down, with a balloon payment of $88 million due with the final installment.

The obligations of GAS-seven Ltd. under the GAS-seven facility will be secured by a first priority mortgage over the newbuilding ship identified by hull number 2041, a first priority assignment of all earnings related to the ship, including a pledge of the ship’s earnings accounts, and an assignment of any insurance proceeds related to the ship. Obligations under the GAS-seven facility will also be guaranteed by us and our subsidiary, GasLog Carriers Ltd.

The GAS-seven facility contains restrictive covenants that require the prior written consent of the lenders or otherwise restrict the ability of GAS-seven to, among other things:

•	sell or dispose of the collateral ship;

•	incur additional indebtedness, create liens or provide guarantees;

•	dispose of assets outside of the ordinary course;

•	enter into certain types of charters of the collateral ship, including charters lasting more than 12 calendar months or charters to an affiliate, unless the charter is approved by the lenders;

•	terminate or amend any charter documents;

•	appoint a manager of its ship other than us; or

•	acquire assets, make investments or enter into any joint-venture agreements outside the ordinary course of business.

In addition, the GAS-seven facility contains restrictive covenants relating to us and our other subsidiaries that require prior written consent of the lenders or otherwise restrict our and our subsidiaries’ ability to, among other things:

•	enter into any contracts or arrangements with our affiliates other than on an arms’ length basis;

•	make any substantial change in the nature of our business;

•	create liens over the assets serving as collateral for the GAS-seven facility; or

•	agree to cross-default provisions as part of another loan or credit agreement on terms more favorable to the lender than the provisions included in the GAS-seven facility.

After completion of this offering we will be subject to the following financial covenants that apply to us and our subsidiaries on a consolidated basis:

•	our net working capital (excluding the current portion of long-term debt) must be positive;

•	our total indebtedness divided by our total capitalization must not exceed 65%;

•	beginning in the third fiscal quarter of 2013, the ratio of EBITDA over our debt service obligations (including interest and debt repayments) on a trailing 12 months’ basis must exceed 110%;

•	beginning in the third fiscal quarter of 2013, the aggregate amount of all unencumbered cash and cash equivalents must exceed the higher of 3% of our total indebtedness or $20 million;

•	our market value adjusted net worth must at all times exceed $350 million; and

•

we are permitted to pay dividends, provided that we hold unencumbered cash equal to at least 4% of our total indebtedness, subject to no event of default having occurred or occurring as a consequence of the payment of such dividends.

Events of default under the GAS-seven facility include, among others, the following:

•	failure to pay any principal, interest, fees or any other amounts when due;

•	a breach by us or our subsidiaries of certain covenants;

•	an event of default, potential event of default, early termination or notice of early termination occurs under any hedging contract entered into pursuant to the GAS-seven facility;

•	a representation or statement that proves to have been incorrect or misleading in any material respect at the time it was made;

•	a default by us or certain of our subsidiaries under other indebtedness exceeding $5,000,000 or, in the case of GAS-seven Ltd., $1,000,000;

•	the occurrence of a bankruptcy or insolvency event with respect to us or certain of our subsidiaries;

•	a suspension or cessation of business by us or certain of our subsidiaries;

•	invalidity or unlawfulness of any of the related security documents;

•	expropriation of assets by or on behalf of any governmental, regulatory or other authority limiting or curtailing the ability of us or certain of our subsidiaries to conduct business;

•

litigation commenced or threatened against us or certain of our subsidiaries, or any environmental incident or other event or circumstance, that might reasonably be expected to have a material adverse effect on us;

•	the failure of the collateral ship to be delivered and accepted for service under its charter within specified periods;

•	seizure or detainment of any of the collateral ships lasting longer than 15 days in exercise of any possessory lien or other claim;

•	cancellation or termination of the registration of any of the collateral ships under the laws of such ship’s flag state;

•

involvement of the flag state of the collateral ship or the countries in which we and certain of our subsidiaries are incorporated or conduct our business in hostilities or civil war unless we take action to ensure that such circumstances will not have a material adverse effect on us; or

•

without the prior consent of the agent under the facility, the Livanos and Radziwill families cease to be our largest shareholders, Blenheim Holdings does not hold a certain minimum percentage of our issued equity, or a person other than entities controlled by the Livanos and Radziwill families has the ability to control the majority of our board of directors.

In addition, GAS-seven Ltd. is subject to market value covenants under the GAS-seven facility pursuant to which an event of default could occur under the facility if the aggregate fair market value of the collateral ship (taking into account the burden, but not the benefit, of any charter arrangements) were to fall below 120% of the aggregate outstanding principal balance under the facility and any negative marked-to market value arising under any hedging transaction, unless the borrower provides additional security or prepays a portion of the outstanding loan balance upon the lender’s request. Compliance with the market value covenants will be determined before any borrowing under the facility and thereafter at any time.

The GAS-seven facility also requires, within 30 days of a premature cancellation or termination of the collateral ship’s charter, GAS-seven Ltd. to deposit $20 million in a secured account, with such amount to be released to the borrower upon entry into a replacement charter approved by the lenders.

Upon the occurrence of an event of default under the GAS-seven facility, the lenders would be permitted to declare all amounts accrued or owing under the facility immediately due and payable, which in turn could cause a default under our other credit facilities.

GAS-eight, GAS-nine and GAS-ten Facility

On December 23, 2011, our subsidiaries, GAS-eight Ltd., GAS-nine Ltd. and GAS-ten Ltd., as borrowers, entered into a seven-year, $435 million facility agreement with DnB Bank ASA, Commonwealth Bank of Australia, Danish Ship Finance A/S, ING Bank N.V. and Skandinaviska Enskilda Banken AB (publ), which we refer to in this prospectus as the “GAS-eight, GAS-nine and GAS-ten facility”. The purpose of this facility agreement is to finance part of the acquisition costs of our newbuilding ships identified by hull numbers 2042, 2043 and 2044. The GAS-eight, GAS-nine and GAS-ten facility provides for three tranches, in amounts of $143 million, $146 million and $146 million, to be drawn upon delivery of the newbuilding ships, which are scheduled to be delivered in the first and fourth quarters of 2014 and the first quarter of 2015, respectively.

The interest rate under the GAS-eight, GAS-nine and GAS-ten facility is LIBOR plus an applicable margin. The facility requires each of GAS-eight Ltd., GAS-nine Ltd. and GAS-ten Ltd. to repay their respective tranche in 28 consecutive quarterly installments, in amounts of $1.99 million, $2.03 million and $2.03 million, respectively, beginning three months from the date on which the applicable tranche is drawn down, with balloon payments equal to $87.28 million, $89.16 million and $89.16 million due with the final installments under each tranche.

The obligations of GAS-eight Ltd., GAS-nine Ltd. and GAS-ten Ltd. under the GAS-eight, GAS-nine and GAS-ten facility will be secured by a first priority mortgage over the newbuilding ships identified by hull numbers 2042, 2043 and 2044, a pledge of the share capital of GAS-eight Ltd., GAS-nine Ltd. and GAS-ten Ltd. and a first priority assignment of earnings related to the ships, including charter revenue, management revenue and any insurance and requisition compensation. Obligations under the facility will also be guaranteed by us and our subsidiary, GasLog Carriers Ltd.

The GAS-eight, GAS-nine and GAS-ten facility contains restrictive covenants that require the prior written consent of the lenders or otherwise restrict the ability of each of GAS-eight Ltd., GAS-nine Ltd. and GAS-ten Ltd. to, among other things:

•	sell or dispose of the collateral ships;

•	incur additional indebtedness, create liens or provide guarantees;

•	dispose of assets outside of the ordinary course;

•	amend the relevant shipbuilding contracts;

•	enter into certain types of charters of the collateral ships, including charters lasting more than 12 calendar months or charters to an affiliate, unless the charter is approved by the lenders;

•	appoint a manager of its ship other than us; or

•	acquire assets, make investments or enter into any joint-venture agreements outside the ordinary course of business.

In addition, the GAS-eight, GAS-nine and GAS-ten facility contains restrictive covenants relating to us and our other subsidiaries that require prior written consent of the lenders or otherwise restrict our and our subsidiaries’ ability to, among other things:

•	enter into any contracts or arrangements with our affiliates other than on an arms’ length basis;

•	make any substantial change in the nature of our business;

•	create liens over the assets serving as collateral for the GAS-eight, GAS-nine and GAS-ten facility; or

•	agree to cross-default provisions as part of another loan or credit agreement on terms more favorable to the lender than the provisions included in the GAS-eight, GAS-nine and GAS-ten facility.

After completion of this offering we will be subject to the following financial covenants that apply to us and our subsidiaries on a consolidated basis:

•	our net working capital (excluding the current portion of long-term debt) must be positive;

•	our total indebtedness divided by our total capitalization must not exceed 65%;

•	beginning on December 31, 2013, the ratio of EBITDA over our debt service obligations (including interest and debt repayments) on a trailing 12 months’ basis must be no less than 110%;

•	the aggregate amount of all unencumbered cash and cash equivalents must exceed the higher of 3% of our total indebtedness or $20 million after the first drawdown;

•	our market value adjusted net worth must at all times exceed $350 million; and

•

we are permitted to pay dividends, provided that we hold unencumbered cash (following such dividend payment) equal to at least 4% of our total indebtedness, subject to no event of default having occurred or occurring as a consequence of the payment of such dividends.

Events of default under the GAS-eight, GAS-nine and GAS-ten facility include, among others, the following:

•	failure to pay any principal, interest, fees or any other amounts when due;

•	a breach by us or our subsidiaries of certain covenants;

•

an event of default, potential event of default, early termination or notice of early termination occurs under any hedging contract entered into pursuant to the GAS-eight, GAS-nine and GAS-ten facility;

•	a representation or warranty that proves to have been incorrect or misleading in any material respect at the time it was made;

•	a default by us or certain of our subsidiaries under other indebtedness exceeding $5,000,000 or, in the case of GAS-eight Ltd., GAS-nine Ltd. or GAS-ten Ltd., $1,000,000;

•	the occurrence of a bankruptcy or insolvency event with respect to us or certain of our subsidiaries;

•	a suspension or cessation of business by us or certain of our subsidiaries;

•	invalidity or unlawfulness of any of the related security documents;

•	expropriation of assets by or on behalf of any governmental, regulatory or other authority limiting or curtailing the ability of us or certain of our subsidiaries to conduct business;

•

litigation commenced or threatened against us or certain of our subsidiaries, or any environmental incident or other event or circumstance, that might reasonably be expected to have a material adverse effect on us;

•	seizure or detainment of any of the collateral ships lasting longer than 15 days in exercise of any possessory lien or other claim;

•	cancellation or termination of the registration of any of the collateral ships under the laws of such ship’s flag state;

•

involvement of the flag state of any of the collateral ships or the countries in which we and certain of our subsidiaries are incorporated or conduct our business in hostilities or civil war unless we take action to ensure that such circumstances will not have a material adverse effect on us; or

•	without the prior consent of the agent under the facility, the Livanos and Radziwill families cease to be our largest shareholders or do not hold a certain minimum percentage of our issued equity.

In addition, GAS-eight Ltd., GAS-nine Ltd. and GAS-ten Ltd. are subject to market value covenants under the GAS-eight, GAS-nine and GAS-ten facility pursuant to which an event of default could occur under the facility if the aggregate fair market value of the three collateral ships (taking into account the burden, but not the benefit, of any charter arrangements) were to fall below 120% of the aggregate outstanding principal balance under the facility and any negative marked-to market value arising under any hedging transaction, unless the borrowers provide additional security or prepay a portion of the outstanding loan balance upon the lender’s request. Compliance with the market value covenants will be determined before any borrowing under the facility and thereafter at any time.

The GAS-eight, GAS-nine and GAS-ten facility requires our ship-owning subsidiaries to enter into charters for the ships identified by hull numbers 2042, 2043 and 2044, on terms approved by the lenders, at least 60 days prior to the scheduled delivery date of the applicable ship. The facility also requires, within 30 days of a premature cancellation or termination of a collateral ship’s charter, GAS-eight Ltd., GAS-nine Ltd. and GAS-ten Ltd., as applicable, to deposit $20 million in a secured account, with such amount to be released to the borrower upon entry into a replacement charter approved by the lenders.

Upon the occurrence of an event of default under the GAS-eight, GAS-nine and GAS-ten facility, the lenders would be permitted to declare all amounts accrued or owing under the facility immediately due and payable, which in turn could cause a default under our other credit facilities.

DESCRIPTION OF SHARE CAPITAL

The following is a description of the material terms of our memorandum of association and bye-laws that will be in effect immediately prior to completion of this offering. We refer you to our memorandum of association and bye-laws, copies of which are filed as exhibits to the registration statement of which this prospectus forms a part.

General

We are an exempted company incorporated under the laws of Bermuda. We are registered with the Registrar of Companies in Bermuda under registration number 33928. We were incorporated on July 16, 2003 under the name Gaslog Ltd. We effected a change of name from “Gaslog Ltd.” to “GasLog Ltd.” on August 23, 2011 in compliance with the Bermuda Companies Act 1981, as amended, or the “Companies Act”. Our registered office is located at Clarendon House, 2 Church Street, Hamilton, HM 11, Bermuda.

Prior to completion of this offering, we expect our board of directors and our existing shareholders to approve certain amendments to our bye-laws which will become effective upon the closing of this offering. The following description assumes that such amendments have become effective.

The objects of our business are unrestricted, and the Company has the capacity of a natural person. We can therefore undertake activities without restriction on our capacity.

There have been no public takeover offers by third parties for our shares nor any public takeover offers by us for the shares of another company which have occurred during the last or current financial years.

Share Capital

Immediately following the completion of this offering, our authorized share capital will consist of  common shares, par value $0.01 per share. Upon completion of this offering and the concurrent private placement, there will be  common shares issued and outstanding.

Pursuant to our bye-laws, subject to any resolution of the shareholders to the contrary, our board of directors is authorized to issue any of our authorized but unissued common shares. There are no limitations on the right of non-Bermudians or non-residents of Bermuda to hold or vote our shares.

Common Shares

Holders of our common shares have no pre-emptive, redemption, conversion or sinking fund rights. Holders of our common shares are entitled to one vote per share on all matters submitted to a vote of holders of common shares. Unless a different majority is required by law or by our bye-laws, resolutions to be approved by holders of our common shares require approval by a simple majority of votes cast at a meeting at which a quorum is present.

In the event of our liquidation, dissolution or winding up, the holders of our common shares are entitled to share equally and ratably in our assets, if any, remaining after the payment of all of our debts and liabilities, subject to any liquidation preference on any issued and outstanding preference shares.

Dividend Rights

Under Bermuda law, a company may not declare or pay dividends if there are reasonable grounds for believing that: (i) the company is, or would after the payment be, unable to pay its liabilities as they become due; or (ii) that the realizable value of its assets would, as a result of such dividend, be less than the aggregate of its liabilities, its issued share capital and its share premium accounts. Issued share capital is the aggregate par value of the company’s issued shares, and the share premium account is the aggregate amount paid for issued shares over and above their par value. Share premium accounts may be reduced in certain limited circumstances. Under our bye-laws, each common share is entitled to dividends if, as and when dividends are declared by our board of directors.

Any cash dividends payable to holders of our common shares listed on the NYSE will be paid to American Stock Transfer & Trust Company, LLC, our transfer agent in the United States for disbursement to those holders.

Variation of Rights

If at any time we have more than one class of shares, the rights attaching to any class, unless otherwise provided for by the terms of issue of the relevant class, may be varied with the sanction of a resolution passed by a majority of the issued shares of such class. Our bye-laws specify that the creation or issue of shares ranking equally with existing shares will not, unless expressly provided by the terms of issue of existing shares, vary the rights attached to existing shares.

Transfer of Shares

Our board of directors may in its absolute discretion and without assigning any reason refuse to register the transfer of a share that it is not fully paid. Our board of directors may also refuse to recognize an instrument of transfer of a share unless it is accompanied by the relevant share certificate and such other evidence of the transferor’s right to make the transfer as our board of directors shall reasonably require. In addition, our board of directors may refuse to register the transfer of a share unless all applicable consents, authorizations and permissions of any governmental body or agency in Bermuda have been obtained. Subject to these restrictions, a holder of common shares may transfer the title to all or any of his common shares by completing a form of transfer in the form set out in our bye-laws (or as near thereto as circumstances admit) or in such other common form as the board may accept. The instrument of transfer must be signed by the transferor and transferee, although in the case of a fully paid share our board of directors may accept the instrument signed only by the transferor.

Meetings of Shareholders

We are required to convene at least one general meeting of shareholders each calendar year. Bermuda law provides that a special general meeting of shareholders may be called by the board of directors of a company and must be called upon the request of shareholders holding not less than 10% of the paid-up capital of the company carrying the right to vote at general meetings. Bermuda law also requires that shareholders be given at least five days’ advance notice of a general meeting, but an unintentional failure notice to any person does not invalidate the proceedings at a meeting. Our bye-laws provide that the chairman or our board of directors may convene an annual general meeting or a special general meeting. Under our bye-laws, at least 10 days’ notice of an annual general meeting or a special general meeting must be given to each shareholder entitled to vote at such meeting. This notice requirement is subject to the ability to hold such meetings on shorter notice if such notice is agreed: (i) in the case of an annual general meeting by all of the shareholders entitled to attend and vote at such meeting; or (ii) in the case of a special general meeting by a majority in number of the shareholders entitled to attend and vote at the meeting holding not less than 95% in nominal value of the shares entitled to vote at such meeting. The quorum required for a general meeting of shareholders is one or more persons present in person throughout the meeting and representing in person or by proxy in excess of 50% of all issued and outstanding common shares. General meetings can be convened at a location in or outside of Bermuda. Our bye-laws provide that our board of directors may, but is not required to, make arrangements permitting shareholders to participate in general meetings by such telephonic, electronic or other communications facilities or means as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously.

Access to Books and Records and Dissemination of Information

Members of the general public have a right to inspect public documents of the Company available at the office of the Registrar of Companies in Bermuda. These documents include the Company’s memorandum of association, including its objects and powers, and certain alterations to the memorandum of association. Our shareholders have the additional right to inspect the bye-laws of the Company, minutes of general meetings and the Company’s audited financial statements, which must be presented to the annual general meeting. The Company’s register of members is also open to inspection by shareholders and by members of the general public without charge. The register of members is required under Bermuda law to be open for inspection for not less than two hours in any business day (subject to the ability of a company to close the register of members for not more than thirty days in a year). The Company is required to maintain its share register in Bermuda but may, subject to the provisions of the Companies Act, establish a branch register outside of Bermuda. The Company is required to keep at its registered office a register of directors and officers that is open for inspection for not less than two hours in any business day by members of the public without charge. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records.

Election and Removal of Directors

Our bye-laws provide that our board shall consist of no less than three directors and no more than fifteen directors, as the board of directors may from time to time determine. At the time of this offering, our board of directors will consist of eight directors.

Any shareholder wishing to propose for election as a director someone who is not an existing director or is not proposed by our board must give notice of the intention to propose the person for election. Where a director is to be elected at an annual general meeting, that notice must be given not less than 90 days nor more than 120 days before the anniversary of the last annual general meeting prior to the giving of the notice or, in the event the annual general meeting is called for a date that is not 30 days before or after such anniversary the notice must be given not later than 10 days following the earlier of the date on which notice of the annual general meeting was posted to shareholders or the date on which public disclosure of the date of the annual general meeting was made. Where a director is to be elected at a special general meeting, that notice must be given not later than 10 days following the earlier of the date on which notice of the special general meeting was posted to shareholders or the date on which public disclosure of the date of the special general meeting was made.

A director may be removed by the shareholders, provided notice of the shareholders’ meeting convened to remove the director is given to the director. The notice must contain a statement of the intention to remove the director and must be served on the director not less than 14 days before the meeting. The director is entitled to attend the meeting and be heard on the motion for his or her removal.

Proceedings of Board of Directors

Our bye-laws provide that our business is to be managed and conducted by our board of directors. Bermuda law requires that our directors be individuals, but there is no requirement in our bye-laws or Bermuda law that directors hold any of our shares. There is also no requirement in our bye-laws or Bermuda law that our directors must retire at a certain age.

The remuneration of our directors is determined by the board of directors, and there is no requirement that a specified number or percentage of “independent” directors must approve any such determination. Our directors may also be paid all travel, hotel and other expenses properly incurred by them in connection with our business or their duties as directors.

Director Conflicts of Interest

Any conflict of interest question involving one or more of the Company’s directors will be resolved by the audit and risk committee of the board of directors.

In the event that a director has a direct or indirect interest in any contract or arrangement with the Company, provided that the director discloses such interest as required by Bermuda law, such director is entitled under our bye-laws to vote in respect of any such contract or arrangement in which he or she is interested unless he or she is disqualified from voting by the chairman of our board of directors. In the event that the chairman has disclosed a direct or indirect interest in a contract or arrangement with us, the determination as to whether the chairman and any other interested director should be disqualified from voting will be made by a majority of the disinterested directors.

Bermuda law prohibits any director (including the spouse or children of the director or any company of which such director, spouse or children own or control more than 20% of the capital or loan debt) from borrowing from us (except loans made to directors who are bona fide employees or former employees pursuant to an employees’ share scheme) unless shareholders holding 90% of the total voting rights have consented to the loan.

Indemnification of Directors and Officers

Section 98 of the Companies Act provides generally that a Bermuda company may indemnify its directors, officers and auditors against any liability which by virtue of any rule of law would otherwise be imposed on them in respect of any negligence, default, breach of duty or breach of trust, except in cases where such liability arises from fraud or dishonesty of which such director, officer or auditor may be guilty in relation to the company. Section 98 further provides that a Bermuda company may indemnify its directors, officers and auditors against any liability incurred by them in defending any proceedings, whether civil or criminal, in which judgment is awarded in their favor or in which they are acquitted or granted relief by the Supreme Court of Bermuda pursuant to section 281 of the Companies Act.

We have adopted provisions in our bye-laws that provide that we shall indemnify our officers and directors in respect of their actions and omissions, except in respect of their fraud or dishonesty. Our bye-laws provide that the shareholders waive all claims or rights of action that they might have, individually or in right of the Company, against any of the Company’s directors or officers for any act or failure to act in the performance of such director’s or officer’s duties, except in respect of any fraud or dishonesty of such director or officer. Section 98A of the Companies Act permits us to purchase and maintain insurance for the benefit of any officer or director in respect of any loss or liability attaching to him in respect of any negligence, default, breach of duty or breach of trust, whether or not we may otherwise indemnify such officer or director. We have purchased and maintain a directors’ and officers’ liability policy for such a purpose. We have also entered into indemnification agreements with our directors and officers. See “Certain Relationships and Related Party Transactions”.

Amendment of Memorandum of Association and Bye-laws

Bermuda law provides that the memorandum of association of a company may be amended by a resolution passed at a general meeting of shareholders. Our bye-laws provide that no bye-law shall be rescinded, altered or amended, and no new bye-law shall be made, unless it shall have been approved by a resolution of our board of directors and by a resolution of our shareholders including the affirmative votes of at least a majority of all issued and outstanding shares.

Under Bermuda law, the holders of an aggregate of not less than 20% in par value of a company’s issued share capital or any class thereof have the right to apply to the Supreme Court of Bermuda for an annulment of any amendment of the memorandum of association adopted by shareholders at any general meeting, other than an amendment which alters or reduces a company’s share capital as provided in the Companies Act. Where such an application is made, the amendment becomes effective only to the extent that it is confirmed by the Bermuda court. An application for an annulment of an amendment of the memorandum of association must be made within twenty-one days after the date on which the resolution altering the company’s memorandum of association is passed and may be made on behalf of persons entitled to make the application by one or more of their number as they may appoint in writing for the purpose. No application may be made by shareholders voting in favor of the amendment.

Amalgamations and Business Combinations

The amalgamation of a Bermuda company with another company or corporation (other than certain affiliated companies) requires the amalgamation agreement to be approved by the company’s board of directors and by its shareholders. Unless the company’s bye-laws provide otherwise, the approval of 75% of the shareholders voting at such meeting is required to approve the amalgamation agreement, and the quorum for such meeting must be two persons holding or representing more than one-third of the issued shares of the company. Our bye-laws provide that a merger or an amalgamation must only be approved by the affirmative votes of a majority of the votes attaching to all issued and outstanding shares entitling the shareholder to vote on such resolutions.

Under Bermuda law, in the event of an amalgamation of a Bermuda company with another company or corporation, a shareholder of the Bermuda company who did not vote in favor of the amalgamation and who is not satisfied that fair value has been offered for such shareholder’s shares may, within one month of notice of the shareholders’ meeting, apply to the Supreme Court of Bermuda to appraise the fair value of those shares.

Shareholder Suits

Class actions and derivative actions are generally not available to shareholders under Bermuda law. The Bermuda courts, however, would ordinarily be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong to the company where the act complained of is alleged to be beyond the corporate power of the company or illegal, or would result in the violation of the company’s memorandum of association or bye-laws. Furthermore, consideration would be given by a Bermuda court to acts that are alleged to constitute a fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company’s shareholders than that which actually approved it.

When the affairs of a company are being conducted in a manner which is oppressive or prejudicial to the interests of some part of the shareholders, one or more shareholders may apply to the Supreme Court of Bermuda, which may make such order as it sees fit, including an order regulating the conduct of the company’s affairs in the future or ordering the purchase of the shares of any shareholders by other shareholders or by the company.

Our bye-laws contain a provision which provides that in the event any dispute arises concerning the Companies Act or out of our bye-laws, including whether there has been a breach of the Companies Act or our bye-laws by an officer or director, any such dispute shall be subject to the exclusive jurisdiction of the Supreme Court of Bermuda. In addition, our bye-laws contain a provision by virtue of which our shareholders waive any claim or right of action that they have, both individually and on our behalf, against any director or officer in relation to any action or failure to take action by such director or officer, except in respect of any fraud or dishonesty of such director or officer.

Capitalization of Profits and Reserves

Pursuant to our bye-laws, our board of directors may (i) capitalize any part of the amount of our share premium or other reserve accounts or any amount credited to our profit and loss account or otherwise available for distribution by applying such sum in paying up unissued shares to be allotted as fully paid bonus shares pro-rata (except in connection with the conversion of shares) to the shareholders; or (ii) capitalize any sum standing to the credit of a reserve account or sums otherwise available for dividend or distribution by paying up in full, partly paid or nil paid shares of those shareholders who would have been entitled to such sums if they were distributed by way of dividend or distribution.

Calls on Shares and Forfeiture

In the event of any issuance by the Company of shares that are not fully paid, our board of directors may make such calls as it thinks fit upon the holders of such partly paid shares in respect of any amounts unpaid on such shares (and not made payable at fixed times by the terms and conditions of issue). If a call on partly paid shares is not paid on or before the day appointed for payment thereof, the holder of such shares may at the discretion of our board of directors be liable to pay the Company interest on the amount of such call and our board of directors may direct the secretary of the Company to forward such shareholder a notice in writing demanding payment. If the requirements of such notice are not complied with, any such share may at any time thereafter, until the payment of all amounts due, be forfeited by a resolution of our board of directors to that effect, and such share shall thereupon become the property of the Company and may be disposed of as our board of directors shall determine.

Untraced Shareholders

Our bye-laws provide that our board of directors may forfeit any dividend or other monies payable in respect of any shares which remain unclaimed for six years from the date when such monies became due for payment. In addition, we are entitled to cease sending dividend warrants and checks by post or otherwise to a shareholder if such instruments have been returned undelivered to, or left uncashed by, such shareholder on at least two consecutive occasions or, following one such occasion, reasonable enquires have failed to establish the shareholder’s new address. This entitlement ceases if the shareholder claims a dividend or cashes a dividend check or a warrant.

Certain Provisions of Bermuda Law

We have been designated by the Bermuda Monetary Authority as a non-resident for Bermuda exchange control purposes. This designation allows us to engage in transactions in currencies other than the Bermuda dollar, and there are no exchange control restrictions on our ability to transfer funds (other than funds denominated in Bermuda dollars) in and out of Bermuda or to pay dividends to U.S. residents who are holders of our common shares.

The Bermuda Monetary Authority has given its consent for the issue and free transferability of all of the common shares that are the subject of this offering to and between non-residents of Bermuda for exchange control purposes, provided our shares remain listed on an appointed stock exchange, which includes the NYSE. Approvals or permissions given by the Bermuda Monetary Authority do not constitute a guarantee by the Bermuda Monetary Authority as to our performance or our creditworthiness. Accordingly, in giving such consent or permissions, the Bermuda Monetary Authority shall not be liable for the financial soundness, performance or default of our business or for the correctness of any opinions or statements expressed in this prospectus. Certain issues and transfers of common shares involving persons deemed resident in Bermuda for exchange control purposes require the specific consent of the Bermuda Monetary Authority.

This prospectus will be filed with the Registrar of Companies in Bermuda pursuant to Part III of the Companies Act. In accepting this prospectus for filing, the Registrar of Companies in Bermuda shall not be liable for the financial soundness, performance or default of our business or for the correctness of any opinions or statements expressed in this prospectus.

In accordance with Bermuda law, share certificates are only issued in the names of companies, partnerships or individuals. In the case of a shareholder acting in a special capacity (for example as a trustee), certificates may, at the request of the shareholder, record the capacity in which the shareholder is acting. Notwithstanding such recording of any special capacity, we are not bound to investigate or see to the execution of any such trust. We will take no notice of any trust applicable to any of our shares, whether or not we have been notified of such trust.

Registrar or Transfer Agent

A register of holders of the common shares will be maintained by Codan Services Limited in Bermuda, and a branch register will be maintained in the United States by American Stock Transfer & Trust Company, LLC, who will serve as branch registrar and transfer agent.

Listing

We are applying to have our common shares listed on the NYSE under the symbol “GLOG”.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering and the concurrent private placement, we will have  common shares outstanding, or  shares if the underwriters exercise their option to purchase additional shares in full. Of these shares, only the  shares sold in this offering, or  shares if the underwriters exercise their option to purchase additional shares in full, will be freely transferable in the United States without restriction under the Securities Act, except for any shares purchased by one of our “affiliates”, which will be subject to the resale limitations of Rule 144 under the Securities Act. After the consummation of this offering and the concurrent private placement, our existing shareholders will own  of our common shares which were acquired in private transactions not involving a public offering and these shares are therefore treated as “restricted securities” for purposes of Rule 144. Restricted securities may not be resold except in compliance with the registration requirements of the Securities Act or under an exemption from those registration requirements, such as the exemptions provided by Rule 144, Regulation S and other exemptions under the Securities Act. Upon consummation of this offering, certain of our existing shareholders will have rights to require, or participate in, the registration under the Securities Act of the aggregate  of our common shares they hold. Registration of these shares under the Securities Act would result in these shares becoming fully tradeable without restriction under the Securities Act immediately upon the effectiveness of the applicable registration statement, except for shares purchased by affiliates.

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person (other than an affiliate of ours) who owns our common shares that were acquired from us or from an affiliate of ours at least six months prior to the proposed sale would be entitled to freely sell such shares, subject to the lock-up agreement described below and subject to us being current in our reporting obligations under the Securities Exchange Act of 1934, as amended, or the “Exchange Act”. A non-affiliated person who owns our common shares that were acquired from us or from an affiliate of ours at least one year prior to the proposed sale would be entitled to freely sell those shares without regard to the provisions of Rule 144.

Any affiliate of ours who owns restricted shares that were acquired from us or from another affiliate of ours at least six months prior to the proposed sale, and following the 90th day after the completion of this offering, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of our common shares, which would be approximately  shares immediately after this offering and the concurrent private placement and (ii) an amount equal to the average weekly reported volume of trading in shares of our common shares on all national securities exchanges and/or reported through the automated quotation system of registered securities associations during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC, subject to the lock-up agreement described below and subject to us being current in our reporting obligations under the Exchange Act.

Sales in reliance on Rule 144 are also subject to other requirements regarding the manner of sale, notice and availability of current public information about us. As defined in Rule 144, an “affiliate” of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, that same issuer.

The restricted securities held by our existing shareholders, officers and directors will be subject to the underwriters’ 180-day lock-up agreement. Under the lock-up agreement, our existing shareholders, officers and directors have agreed during the period beginning from the date of the prospectus and continuing to and including the date 180 days after the date of this prospectus, not to offer, sell, contract to sell or otherwise dispose of any of our common shares, including common shares that will be issued and outstanding upon the conversion of manager shares, subsidiary manager shares and common A shares, or other securities which are substantially similar to the common shares or which are convertible or exchangeable into securities which are substantially similar to the common shares, without the prior written consent of each of Goldman, Sachs & Co., Citigroup Global Markets Inc., J.P. Morgan Securities LLC and UBS Securities LLC.

In addition, under the restrictive covenant agreement we will enter with Peter G. Livanos and Blenheim Holdings, Mr. Livanos and Blenheim Holdings will agree that, subject to certain exceptions, they will not sell or dispose of any of our common shares owned by them as of the date of the agreement for a period of 18 months following the closing of this offering. See “Certain Relationships and Related Party Transactions”.

As a result of the lock-up agreement, the restrictive covenant agreement and the rules of the Securities Act, the restricted shares held by our existing shareholders will be available for sale in the public market, subject to certain volume and other restrictions, as mentioned above, as follows:

Days After the Date of this Prospectus	Number of Shares Eligible for Sale	Comment
Date of prospectus		Shares not locked up and eligible for sale freely or under Rule 144
180 days		Lock-up of officers and directors and our existing shareholders released; shares will be eligible for sale subject to compliance with Rule 144
18 months		Supplemental lock-up of Peter G. Livanos and Blenheim Holdings; shares will be eligible for sale subject to compliance with Rule 144

Prior to this offering, there has been no public market for our common shares, and no reliable prediction can be made as to the effect, if any, that future sales or the availability of shares for sale will have on the market price of our common shares prevailing from time to time. Nevertheless, sales of substantial amounts of our common shares in the public market, or the perception that those sales may occur, could adversely affect prevailing market prices for our common shares.

BERMUDA COMPANY CONSIDERATIONS

Our corporate affairs are governed by our memorandum of association and bye-laws and by the corporate law of Bermuda. The provisions of the Companies Act, which applies to us, differs in certain material respects from laws generally applicable to U.S. companies incorporated in the State of Delaware and their stockholders. The following is a summary of significant differences between the Companies Act (including modifications adopted pursuant to our bye-laws) and Bermuda common law applicable to us and our shareholders and the provisions of the Delaware General Corporation Law applicable to U.S. companies organized under the laws of Delaware and their stockholders.

Bermuda		Delaware
Shareholder Meetings
•

May be called by the board of directors and must be called upon the request of shareholders holding not less than 10% of the paid-up capital of the company carrying the right to vote at general meetings.

		•	May be held at such time or place as designated in the certificate of incorporation or the bylaws, or if not so designated, as determined by the board of directors.
•	May be held in or outside Bermuda.	•	May be held in or outside of Delaware.
•	Notice:	•	Notice:
-	Shareholders must be given at least five days’ advance notice of a general meeting, but the unintentional failure to give notice to any person does not invalidate the proceedings at a meeting.	-	Written notice shall be given not less than 10 nor more than 60 days before the meeting.
-	Notice of general meetings must specify the place, the day and hour of the meeting and in the case of special general meetings, the general nature of the business to be considered.	-

Whenever stockholders are required to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, and the means of remote communication, if any.

Shareholder’s Voting Rights
•	Shareholders may act by written consent to elect directors. Shareholders may not act by written consent to remove a director or auditor.	•	With limited exceptions, stockholders may act by written consent to elect directors.
•

Generally, except as otherwise provided in the bye-laws, or the Companies Act, any action or resolution requiring approval of the shareholders may be passed by a simple majority of votes cast. Any person authorized to vote may authorize another person or persons to act for him or her by proxy.

		•	Any person authorized to vote may authorize another person or persons to act for him or her by proxy.
•

The voting rights of shareholders are regulated by the company’s bye-laws and, in certain circumstances, by the Companies Act. The bye-laws may specify the number to constitute a quorum and a general meeting of the members of the company may be held with only one individual present if the requirement for a quorum is satisfied.

•

For stock corporations, the certificate of incorporation or bylaws may specify the number to constitute a quorum, but in no event shall a quorum consist of less than one-third of shares entitled to vote at a meeting. In the absence of such specifications, a majority of shares entitled to vote shall constitute a quorum.

Bermuda		Delaware
•

Our bye-laws provide that when a quorum is once present in general meeting it shall be broken by the subsequent withdrawal of a shareholder if, as a result of such withdrawal, the requirement for a quorum is no longer satisfied.

		•	When a quorum is once present to organize a meeting, it is not broken by the subsequent withdrawal of any stockholders.
•	The bye-laws may provide for cumulative voting.	•	The certificate of incorporation may provide for cumulative voting.
•

The amalgamation or merger of a Bermuda company with another company or corporation (other than certain affiliated companies) requires the amalgamation or merger agreement to be approved by the company’s board of directors and by its shareholders. Unless the company’s bye-laws provide otherwise, the approval of 75% of the shareholders voting at such meeting is required to approve the amalgamation or merger agreement, and the quorum for such meeting must be two persons holding or representing more than one-third of the issued shares of the company.

•

Any two or more corporations existing under the laws of the state may merge into a single corporation pursuant to a board resolution and upon the majority vote by stockholders of each constituent corporation at an annual or special meeting.

•

Every company may at any meeting of its board of directors sell, lease or exchange all or substantially all of its property and assets as its board of directors deems expedient and in the best interests of the company to do so when authorized by a resolution adopted by the holders of a majority of issued and outstanding shares of a company entitled to vote.

•

Every corporation may at any meeting of the board sell, lease or exchange all or substantially all of its property and assets as its board deems expedient and for the best interests of the corporation when so authorized by a resolution adopted by the holders of a majority of the outstanding stock of a corporation entitled to vote.

•

Any company which is the wholly owned subsidiary of a holding company, or one or more companies which are wholly owned subsidiaries of the same holding company, may amalgamate without the vote or consent of shareholders provided that the approval of the board of directors is obtained and that a director or officer of each such company signs a statutory solvency declaration in respect of the relevant company.

•

Any corporation owning at least 90% of the outstanding shares of each class of another corporation may merge the other corporation into itself and assume all of its obligations without the vote or consent of stockholders; however, in case the parent corporation is not the surviving corporation, the proposed merger shall be approved by a majority of the outstanding stock of the parent corporation entitled to vote at a duly called stockholder meeting.

•	Any mortgage, charge or pledge of a company’s property and assets may be authorized without the consent of shareholders subject to any restrictions under the bye-laws.	•

Any mortgage or pledge of a corporation’s property and assets may be authorized without the vote or consent of stockholders, except to the extent that the certificate of incorporation otherwise provides.

Bermuda		Delaware
Directors
•	The board of directors must consist of at least one director.	•	The board of directors must consist of at least one member.
•	The number of directors is fixed by the bye-laws, and any changes to such number must be approved by the board of directors and/or the shareholders in accordance with the company’s bye-laws.	•

Number of board members shall be fixed by the bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number shall be made only by amendment of the certificate of incorporation.

•	Removal:	•	Removal:
-	Under our bye-laws, any or all directors may be removed, with or without cause, by the holders of a majority of the shares entitled to vote at a special meeting convened and held in accordance with the bye-laws for the purpose of such removal.	-	Any or all of the directors may be removed, with or without cause, by the holders of a majority of the shares entitled to vote unless the certificate of incorporation otherwise provides.
		-	In the case of a classified board, stockholders may effect removal of any or all directors only for cause.
Dissenter’s Rights of Appraisal
•	A dissenting shareholder (that did not vote in favor of the amalgamation) of a Bermuda exempted company is entitled to be paid the fair value of his or her shares in an amalgamation or merger.	•	With limited exceptions, appraisal rights shall be available for the shares of any class or series of stock of a corporation in a merger or consolidation.
•

The certificate of incorporation may provide that appraisal rights are available for shares as a result of an amendment to the certificate of incorporation, any merger or consolidation or the sale of all or substantially all of the assets.

Shareholder’s Derivative Actions
•

Class actions and derivative actions are generally not available to shareholders under Bermuda law. Bermuda courts, however, would ordinarily be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong to the company where the act complained of is alleged to be beyond the corporate power of the company or illegal, or would result in the violation of the company’s memorandum of association or bye-laws. Furthermore, consideration would be given by a Bermuda court to acts that are alleged to constitute a fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company’s shareholders than that which actually approved it.

•

In any derivative suit instituted by a stockholder of a corporation, it shall be averred in the complaint that the plaintiff was a stockholder of the corporation at the time of the transaction of which he complains or that such stockholder’s stock thereafter devolved upon such stockholder by operation of law.

TAX CONSIDERATIONS

The following is a discussion of the material Bermuda and United States Federal income tax considerations relevant to an investment decision by a potential investor with respect to our common shares. This discussion does not purport to deal with the tax consequences of owning common shares to all categories of investors, some of which, such as dealers in securities, banks, thrifts or other financial institutions, insurance companies, regulated investment companies, tax-exempt organizations, United States expatriates, persons that hold our common shares as part of a straddle, conversion transaction or hedge, persons deemed to sell our common shares under the constructive sale provisions of the Internal Revenue Code of 1986, or the “Code”, investors that are subject to the alternative minimum tax, investors whose functional currency is not the United States dollar and investors that own, actually or under applicable constructive ownership rules, 10% or more of our common shares, may be subject to special rules. This discussion deals only with holders who purchase common shares in connection with this offering and hold the common shares as a capital asset. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under United States Federal, state, local or foreign law of the ownership of common shares.

Bermuda Tax Considerations

At the present time, there is no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by us or by our shareholders in respect of our shares. We have obtained an assurance from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966 of Bermuda, as amended, that, in the event that any legislation is enacted in Bermuda imposing any tax computed on profits or income, or computed on any capital asset, gain or appreciation or any tax in the nature of estate duty or inheritance tax, such tax shall not, until March 31, 2035, be applicable to us or to any of our operations or to our shares, debentures or other obligations except insofar as such tax applies to persons ordinarily resident in Bermuda or is payable by us in respect of real property owned or leased by us in Bermuda. Given the limited duration of the Bermuda Minister of Finance’s assurance, we cannot assure you that we will not be subject to any Bermuda tax after March 31, 2035.

United States Federal Income Tax Considerations

The following discussion represents the opinion of Cravath, Swaine & Moore LLP regarding the material U.S. Federal income tax consequences to us of our activities and, subject to the limitations described above, to you as a holder of our common shares.

The following discussion of U.S. Federal income tax matters is based on the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the U.S. Department of the Treasury, all of which are subject to change, possibly with retroactive effect. This discussion does not address any U.S. state or local taxes.

U.S. Taxation of Our Operating Income

Our subsidiaries have elected (or are in the process of electing) to be treated as disregarded entities for U.S. Federal income tax purposes. As a result, for purposes of the discussion below, our subsidiaries are treated as branches rather than as separate corporations.

U.S. Taxation of Shipping Income

Subject to the discussion of “effectively connected” income below, unless we are exempt from U.S. Federal income tax under the rules contained in Section 883 of the Code, we will be subject to U.S. Federal income tax under the rules of Section 887 of the Code, which would impose on us a 4% U.S. income tax in respect of our U.S. source gross transportation income (without the allowance for deductions).

For this purpose, “shipping income” means income that is derived from:

(i)	the use of ships;

(ii)	the hiring or leasing of ships for use on a time, operating or bareboat charter basis;

(iii)	the participation in a pool, partnership, strategic alliance, joint operating agreement or other joint venture we directly or indirectly own or participate in that generates such income; or

(iv)	the performance of services directly related to those uses.

For this purpose, U.S. source gross transportation income includes 50% of the shipping income that is attributable to transportation that begins or ends (but that does not both begin and end) in the United States. Shipping income attributable to transportation exclusively between non-U.S. ports is generally not subject to any U.S. income tax.

Under Section 883 of the Code and the regulations thereunder, we will be exempt from U.S. Federal income tax on our U.S. source gross transportation income if:

(i)	we are organized in a foreign country (the “country of organization”) that grants an “equivalent exemption” to corporations organized in the United States; and

(ii)	either

(a)

more than 50% of the value of our shares is owned, directly or indirectly, by individuals who are “residents” of our country of organization or of another foreign country that grants an equivalent exemption to corporations organized in the United States (the “50% Ownership Test”), or

(b)

our common shares are “primarily and regularly traded on an established securities market” in our country of organization, in another country that grants an equivalent exemption to U.S. corporations, or in the United States (the “Publicly-Traded Test”).

Bermuda, the jurisdiction in which we are incorporated, grants an equivalent exemption to U.S. corporations. Therefore, we will be eligible for the exemption under Section 883 of the Code if we satisfy either the 50% Ownership Test or the Publicly-Traded Test. Although we have satisfied the 50% Ownership Test in the past, it may be difficult or impossible for us to establish that we satisfy the 50% Ownership Test after the offering because our common shares will be traded on the NYSE and will be widely held.

As to the Publicly-Traded Test, the regulations under Section 883 of the Code provide, in pertinent part, that stock of a foreign corporation will be considered to be “primarily traded” on an established securities market in a country if the number of shares of each class of stock that is traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that is traded during that year on established securities markets in any other single country. We believe that our common shares, which are, and will continue to be, the sole class of our issued and outstanding stock, is, and will continue to be, “primarily traded” on NYSE, which is an established securities market for these purposes.

The Publicly-Traded Test also requires our common shares to be “regularly traded” on an established securities market. Since our common shares are our only class of outstanding stock, this test will be satisfied if (i) our common shares are traded on the market, other than in minimal quantities, on at least 60 days during the taxable year (or 1/6 of the days in a short taxable year); and (ii) the aggregate number of shares of our common shares traded on such market during the taxable year is at least 10% of the average number of shares of our common shares outstanding during such year (as appropriately adjusted in the case of a short taxable year). We believe we satisfy, and will continue to satisfy, the trading frequency and trading volume tests. However, even if we do not satisfy both tests, these tests are deemed satisfied if our common shares are traded on an established market in the United States and is regularly quoted by dealers making a market in such shares. We believe this is and will continue to be the case.

Notwithstanding the foregoing, we will satisfy the Publicly-Traded Test only if we can establish that among the group of persons who each own, either actually or constructively under certain stock attribution rules, 5% or more of our common shares, or “5% Shareholders”, there are sufficient “qualified shareholders” to demonstrate that non-qualified 5% Shareholders cannot own 50% or more of our common shares for more than half the number of days during the taxable year. In order to satisfy this requirement, a sufficient number of 5% Shareholders must verify that they are qualified shareholders by providing certain information to us, including information about their countries of residence for tax purposes and their actual and/or constructive ownership of our common shares. Sufficient qualified 5% shareholders have provided this information to us in the past, and we expect that they will continue to do so in the future.

If we are not entitled to this exemption under Section 883 for any taxable year, we would be subject for those years to the 4% U.S. Federal income tax under Section 887 on our U.S. source gross transportation income (subject to the discussion of “effectively connected income” below). Since we expect that no more than 50% of our gross shipping income would be treated as U.S. source gross transportation income, we expect that the maximum effective rate of U.S. income tax on our gross transportation income would not exceed 2%.

To the extent that we are unable to qualify for the exemption under Section 883, our U.S. source gross transportation income that is considered to be “effectively connected” with the conduct of a U.S. trade or business would be subject to the U.S. corporate income tax currently imposed at rates of up to 35% (net of applicable deductions). In addition, we may be subject to the 30% U.S. “branch profits” tax on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of our U.S. trade or business.

Our U.S. source gross transportation income would be considered effectively connected with the conduct of a U.S. trade or business only if:

(i)	we had, or were considered to have, a fixed place of business in the United States involved in the earning of U.S. source gross transportation income; and

(ii)

substantially all of our U.S. source gross transportation income was attributable to regularly scheduled transportation, such as the operation of a ship that followed a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.

We believe that we will not meet these conditions because we will not have, or permit circumstances that would result in having, such a fixed place of business in the United States or any ship sailing to or from the United States on a regularly scheduled basis.

In addition, income attributable to transportation that both begins and ends in the United States is not subject to the tax rules described above. Such income is subject to either a 30% gross-basis tax or to U.S. corporate income tax on net income at rates of up to 35% (and the branch profits tax discussed above). Although there can be no assurance, we do not expect to engage in transportation that produces shipping income of this type.

Taxation of Gain on Sale of Shipping Assets

Regardless of whether we qualify for the exemption under Section 883 of the Code, we will not be subject to U.S. income taxation with respect to gain realized on a sale of a ship, provided the sale is considered to occur outside of the United States (as determined under U.S. tax principles). In general, a sale of a ship will be considered to occur outside of the United States for this purpose if title to the ship (and risk of loss with respect to the ship) passes to the buyer outside of the United States. We expect that any sale of a ship will be so structured that it will be considered to occur outside of the United States.

Taxation of United States Holders

You are a “U.S. holder” if you are a beneficial owner of our common shares and you are a U.S. citizen or resident, a U.S. corporation (or other U.S. entity taxable as a corporation), an estate the income of which is subject to U.S. Federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

If a partnership holds our common shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our common shares, you should consult your tax advisor.

Distributions on Our Common Shares

Subject to the discussion of “passive foreign investment companies”, or “PFICs”, below, any distributions with respect to our common shares that you receive from us generally will constitute dividends to the extent of our current or accumulated earnings and profits (as determined under U.S. tax principles). Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of your tax basis in our common shares (on a dollar-for-dollar basis) and thereafter as capital gain.

Because we are not a U.S. corporation, if you are a U.S. corporation (or a U.S. entity taxable as a corporation), you will not be entitled to claim a dividends-received deduction with respect to any distributions you receive from us.

Dividends paid with respect to our common shares will generally be treated as “passive category income” for purposes of computing allowable foreign tax credits for U.S. foreign tax credit purposes.

If you are an individual, trust or estate, dividends you receive from us should be treated as “qualified dividend income” taxed at a preferential rate of 15% (through 2012), provided that:

(i)	our common shares are readily tradable on an established securities market in the United States (such as the NYSE);

(ii)	we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (see the discussion below under “—PFIC Status and Significant Tax Consequences”);

(iii)	you own our common shares for more than 60 days in the 121-day period beginning 60 days before the date on which the common shares become ex-dividend;

(iv)	you are not under an obligation to make related payments with respect to positions in substantially similar or related property; and

(v)	certain other conditions are met.

Special rules may apply to any “extraordinary dividend”. Generally, an extraordinary dividend is a dividend in an amount that is equal to (or in excess of) 10% of your adjusted tax basis (or fair market value in certain circumstances) in a share of our common shares. If we pay an extraordinary dividend on our common shares that is treated as qualified dividend income and if you are an individual, estate or trust, then any loss derived by you from a subsequent sale or exchange of such common shares will be treated as long-term capital loss to the extent of such dividend.

There is no assurance that dividends you receive from us will be eligible for the preferential 15% rate. Dividends you receive from us that are not eligible for the preferential rate of 15% will be taxed at ordinary income rates.

In addition, even if we are not a PFIC, under proposed legislation, dividends of a corporation incorporated in a country without a “comprehensive income tax system” paid to U.S. holders who are individuals, estates or trusts would not be eligible for the 15% tax rate. Although the term “comprehensive income tax system” is not defined in the proposed legislation, we believe this rule would apply to us because we are incorporated in Bermuda. As of the date hereof, it is not possible to predict with certainty whether or in what form this proposed legislation will be enacted.

Sale, Exchange or Other Disposition of Common Shares

Provided that we are not a PFIC for any taxable year, you generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common shares in an amount equal to the difference between the amount realized by you from such sale, exchange or other disposition and your tax basis in such shares. Such gain or loss will be treated as long-term capital gain or loss if your holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as U.S. source income or loss, as applicable, for U.S. foreign tax credit purposes. Your ability to deduct capital losses against ordinary income is subject to limitations.

PFIC Status and Significant Tax Consequences

In General

Special U.S. income tax rules apply to you if you hold shares in a non-U.S. corporation that is classified as a PFIC for U.S. income tax purposes. In general, under Section 1297 of the Code, we will be treated as a PFIC in any taxable year in which, after applying certain look-through rules, either:

(i)

at least 75% of our gross income for such taxable year consists of “passive income” (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business); or

(ii)	at least 50% of the average value of our assets during such taxable year consists of “passive assets” (i.e., assets that produce, or are held for the production of, passive income).

Income we earn, or are deemed to earn, in connection with the performance of services will not constitute passive income. By contrast, rental income will generally constitute passive income (unless we are treated under certain special rules as deriving our rental income in the active conduct of a trade or business).

There are legal uncertainties involved in determining whether the income derived from time chartering activities constitutes rental income or income derived from the performance of services. In Tidewater Inc. v. United States, 565 F.2d 299 (5th Cir. 2009), the Fifth Circuit held that income derived from certain time chartering activities should be treated as rental income rather than services income for purposes of a provision of the Code relating to foreign sales corporations. In recently-published guidance, however, the IRS stated that it disagreed with the holding in Tidewater, and specified that time charters should be treated as service contracts. Since we have chartered all our ships to unrelated charterers on the basis of time charters and since we expect to continue to do so, we believe that we are not a PFIC. We have received an opinion from our counsel, Cravath, Swaine & Moore LLP, that (i) the income we receive from time chartering activities and assets engaged in generating such income should not be treated as passive income or assets, respectively, and (ii) for the taxable year during which the offering occurs and each taxable thereafter, we should not be a PFIC. This opinion is based and its accuracy is conditioned on representations, valuations and projections provided by us regarding our assets, income and charters to our counsel. While we believe these representations, valuations and projections to be accurate, the shipping market is volatile and no assurance can be given that they will continue to be accurate. Moreover, we have not sought, and we do not expect to seek, an IRS ruling on this matter. As a result, the IRS or a court could disagree with our position. No assurance can be given that this result will not occur. In addition, although we intend to conduct our affairs in a manner to avoid, to the extent possible, being classified as a PFIC with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future, or that we can avoid PFIC status in the future.

If we were to be treated as a PFIC for any taxable year, you generally would be subject to one of three different U.S. Federal income tax regimes, as discussed below, depending on whether or not you make certain elections. Additionally, as a result of new legislation, you would be required to file an annual information report with your U.S. Federal income tax return on IRS Form 8621. Unless you were already required to file IRS Form 8621 prior to this new legislation, you would not be required to make this filing until the IRS releases a revised Form 8621 and accompanying instructions. At that time, you would be required to file Form 8621 for the current and all future taxable years during which we were treated as a PFIC, as well as any preceding such years for which the revised form and instructions were not available.

Taxation of U.S. Holders That Make a Timely QEF Election

If we were a PFIC and if you make a timely election to treat us as a “Qualifying Electing Fund” for U.S. tax purposes (a “QEF Election”), you would be required to report each year your pro rata share of our ordinary earnings and our net capital gain for our taxable year that ends with or within your taxable year, regardless of whether we make any distributions to you. Such income inclusions would not be eligible for the preferential tax rates applicable to qualified dividend income (as discussed above under “Taxation of United States Holders—Distributions on Our Common Shares”). Your adjusted tax basis in our common shares would be increased to reflect such taxed but undistributed earnings and profits. Distributions of earnings and profits that had previously been taxed would result in a corresponding reduction in your adjusted tax basis in our common shares and would not be taxed again once distributed. You generally would recognize capital gain or loss on the sale, exchange or other disposition of our common shares. Even if you make a QEF Election for one of our taxable years, if we were a PFIC for a prior taxable year during which you held our common shares and for which you did not make a timely QEF Election, you would also be subject to a more adverse regime described below under “—Taxation of U.S. Holders That Make No Election”.

You would make a QEF Election by completing and filing IRS Form 8621 with your U.S. income tax return for the year for which the election is made in accordance with the relevant instructions. If we were to become aware that we were to be treated as a PFIC for any taxable year, we would notify all U.S. holders of such treatment and would provide all necessary information to any U.S. holder who requests such information in order to make the QEF Election described above with respect to us.

Taxation of U.S. Holders That Make a Timely “Mark-to-Market” Election

Alternatively, if we were to be treated as a PFIC for any taxable year and, as we believe, our common shares are treated as “marketable stock”, you would be allowed to make a “mark-to-market” election with respect to our common shares, provided you complete and file IRS Form 8621 with your U.S. income tax return for the year for which the election is made in accordance with the relevant instructions. If that election is made, you generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of our common shares at the end of the taxable year over your adjusted tax basis in our common shares. You also would be permitted an ordinary loss in respect of the excess, if any, of your adjusted tax basis in our common shares over its fair market value at the end of the taxable year (but only to the extent of the net amount previously included in income as a result of the mark-to- market election). Your tax basis in our common shares would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of our common shares would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common shares would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by you.

Taxation of U.S. Holders That Make No Election

Finally, if we were treated as a PFIC for any taxable year and if you did not make either a QEF Election or a mark-to-market election for that year, you would be subject to special rules with respect to (i) any excess distribution (that is, the portion of any distributions received by you on our common shares in a taxable year in excess of 125% of the average annual distributions received by you in the three preceding taxable years, or, if shorter, your holding period for our common shares) and (ii) any gain realized on the sale, exchange or other disposition of our common shares. Under these special rules:

(i)	the excess distribution or gain would be allocated ratably over your aggregate holding period for our common shares;

(ii)	the amount allocated to the current taxable year would be taxed as ordinary income; and

(iii)

the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

United States Federal Income Taxation of Non-U.S. Holders

You are a “non-U.S. holder” if you are a beneficial owner of our common shares (other than a partnership for U.S. tax purposes) and you are not a U.S. holder.

Distributions on Our Common Shares

You generally will not be subject to U.S. income or withholding taxes on a distribution received from us with respect to our common shares, unless the income arising from such distribution is effectively connected with your conduct of a trade or business in the United States. If you are entitled to the benefits of an applicable income tax treaty with respect to that income, that income generally is taxable in the United States only if it is attributable to a permanent establishment maintained by you in the United States.

Sale, Exchange or Other Disposition of Our Common Shares

You generally will not be subject to U.S. income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common shares, unless:

(i)

the gain is effectively connected with your conduct of a trade or business in the United States. If you are entitled to the benefits of an applicable income tax treaty with respect to that gain, that gain generally is taxable in the United States only if it is attributable to a permanent establishment maintained by you in the United States; or

(ii)	you are an individual who is present in the United States for 183 days or more during the taxable year of disposition and certain other conditions are met.

Gain that is effectively connected with the conduct of a trade or business in the United States (or so treated) generally will be subject to U.S. Federal income tax (net of certain deductions) at regular U.S. Federal income tax rates. If you are a corporate non-U.S. holder, your earnings and profits that are attributable to the effectively connected income (subject to certain adjustments) may be subject to an additional U.S. branch profits tax at a rate of 30% (or such lower rate as may be specified by an applicable tax treaty).

United States Backup Withholding and Information Reporting

In General

In general, if you are a non-corporate U.S. holder, dividend payments (or other taxable distributions) made within the United States will be subject to information reporting requirements and backup withholding tax if you:

(i)	fail to provide us with an accurate taxpayer identification number;

(ii)	are notified by the IRS that you have failed to report all interest or dividends required to be shown on your federal income tax returns; or

(iii)	in certain circumstances, fail to comply with applicable certification requirements.

If you are a non-U.S. holder, you may be required to establish your exemption from information reporting and backup withholding by certifying your status on IRS Form W-8BEN, W-8ECI or W-8IMY, as applicable.

If you sell our common shares to or through a U.S. office or broker, the payment of the sales proceeds is subject to both U.S. backup withholding and information reporting unless you certify that you are a non-U.S. person, under penalties of perjury, or you otherwise establish an exemption. If you sell our common shares through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to you outside the United States, then information reporting and backup withholding generally will not apply to that payment.

However, U.S. information reporting requirements (but not backup withholding) will apply to a payment of sales proceeds, even if that payment is made outside the United States, if you sell our common shares through a non-U.S. office of a broker that is a U.S. person or has certain other connections with the United States.

Backup withholding tax is not an additional tax. Rather, you generally may obtain a refund of any amounts withheld under backup withholding rules that exceed your income tax liability by accurately completing and timely filing a refund claim with the IRS.

Recent Legislation

Recently-adopted legislation imposes new U.S. return disclosure obligations (and related penalties for failure to disclose) on U.S. individuals that hold certain specified foreign financial assets (which include shares in a foreign corporation). Such U.S. individuals are required to file IRS Form 8938 with their U.S. Federal income tax returns. You are encouraged to consult your own tax advisors concerning the filing of IRS Form 8938.

EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth our estimate of the principal costs and expenses, other than underwriting discounts and commissions, in connection with the issuance and distribution of our common shares in this offering and the concurrent private placement:

SEC registration fee		$40,110
Financial Industry Regulatory Authority filing fee		35,500
NYSE listing fee
Printing and engraving expenses
Legal fees and expenses
Accountants’ fees and expenses
Transfer agent’s fees and expenses		4,000
Miscellaneous costs
Total	$

UNDERWRITING

The Company and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered hereby. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., Citigroup Global Markets Inc., J.P. Morgan Securities LLC and UBS Securities LLC are acting as joint book-running managers of the offering.

Underwriters	Number of Shares
Goldman, Sachs & Co.
Citigroup Global Markets Inc.
J.P. Morgan Securities LLC
UBS Securities LLC
Total

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an   additional shares from the Company. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by the Company. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase   additional shares.

Paid by the Company
	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $  per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The Company and our officers, directors and shareholders have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common shares, including common shares that will be issued and outstanding upon the conversion of manager shares, subsidiary manager shares and common A shares, or securities convertible into or exchangeable for common shares during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of each of Goldman, Sachs & Co., Citigroup Global Markets Inc., J.P. Morgan Securities LLC and UBS Securities LLC. This agreement does not apply to any existing employee benefit plans. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

The 180-day restricted period described in the preceding paragraph will be automatically extended if: (i) during the last 17 days of the 180-day restricted period the Company issues an earnings release or announces material news or a material event; or (ii) prior to the expiration of the 180-day restricted period, the Company announces that it will release earnings results during the 15-day period following the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release of the announcement of the material news or material event.

Prior to the offering, there has been no public market for the shares. The initial public offering price has been negotiated between the Company and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be the Company’s historical performance, estimates of the business potential and earnings prospects of the Company, an assessment of the Company’s management and the consideration of the above factors in relation to market valuation of companies in related businesses.

An application is being made to list the common shares on the NYSE under the symbol “GLOG”. In order to meet one of the requirements for listing the common shares on the NYSE, the underwriters have undertaken to sell lots of 100 or more shares to a minimum of 400 beneficial holders.

In connection with the offering, the underwriters may purchase and sell the common shares in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from the Company in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common shares made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the Company’s shares, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common shares. As a result, the price of the common shares may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on NYSE, in the over-the- counter market or otherwise.

The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

We estimate that our total expenses in connection with this offering, excluding underwriting discounts and commissions, will be approximately $  .

The Company has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the issuer, for which they received or will receive customary fees and expenses.

In particular, an affiliate of Citigroup Global Markets Inc. has committed to act as a lead arranger of the GAS-five and GAS-six facility, and an affiliate of UBS Securities LLC serves as an arranger under the GAS-two facility.

Ceres Marine Partners, an entity affiliated with our chairman and chief executive officer Peter G. Livanos and our controlling shareholder Ceres Shipping, offers consulting services to a maritime investment fund managed by affiliates of J.P. Morgan Securities LLC, one of the underwriters in this offering. Between June 2010 and September 2011, certain members of our management team provided services to Ceres Marine Partners in addition to and outside of their employment relationship with us for which they were directly compensated and we also received fees. Since September 2011, these services have no longer been provided. See “Certain Relationships and Related Party Transactions—Relationship with Ceres Marine Partners”.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Goldman, Sachs & Co.’s address is 200 West Street, New York, New York 10282. Citigroup Global Market Inc.’s address is 388 Greenwich Street, New York, New York, 10013. J.P. Morgan Securities LLC’s address is 383 Madison Avenue, New York, New York 10179. UBS Securities LLC’s address is 299 Park Avenue, New York, New York 10171.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each, a “Relevant Member State”, with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, or the “Relevant Implementation Date”, an offer of shares may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of shares to the public in that Relevant Member State may be made at any time:

(i)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(ii)

to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(iii)	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(iv)	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(l)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act

2000 (Financial Promotion) Order 2005, or the Order, or (ii) high net worth entitles, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (each such person being referred to as a “relevant person”). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or reply on this document or any of its contents.

France

Neither this prospectus nor any other offering material relating to the shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European economic area and notified to the Autorité des Marchés Financiers. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the shares have been or will be:

•	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

•	used in connection with any other offer for subscription or sale of the shares to the public in France.

Such offers, sales and distributions will be made in France only:

•

to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restrient d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

•	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•

in a transaction that, in accordance with article L.411-2-II-1- or 3 of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The shares may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or “SIX”, or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority (FINMA), and the offer of the shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or “SCISA”. The investor protection afforded to acquirers of interests in collective investment schemes under the SCISA does not extend to acquirers of shares.

This prospectus as well as any other material relating to the shares is personal and confidential and does not constitute an offer to any other person. This prospectus may only be used by those investors to whom it has been sent in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without express consent of the Company. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (i) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (ii) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (a) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (b) where no consideration is given for the transfer; or (c) by operation of law.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and no securities will be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Bermuda

The securities being offered may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act 2003 of Bermuda (as amended). Additionally, non-Bermudian persons may not carry on or engage in any trade or business in Bermuda unless such persons are authorized to do so under applicable Bermuda legislation. Engaging in the activity of offering or marketing the securities being offered in Bermuda to persons in Bermuda may be deemed to be carrying on business in Bermuda.

Australia

This document is not a formal disclosure document and has not been, nor will be, lodged with the Australian Securities and Investments Commission. It does not purport to contain all information that an investor or their professional advisers would expect to find in a prospectus or other disclosure document (as defined in the Corporations Act 2001 (Australia)) for the purposes of Part 6D.2 of the Corporations Act 2001 (Australia) or in a product disclosure statement for the purposes of Part 7.9 of the Corporations Act 2001 (Australia), in either case, in relation to the securities.

The securities are not being offered in Australia to “retail clients” as defined in sections 761G and 761GA of the Corporations Act 2001 (Australia). This offering is being made in Australia solely to “wholesale clients” for the purposes of section 761G of the Corporations Act 2001 (Australia) and, as such, no prospectus, product disclosure statement or other disclosure document in relation to the securities has been, or will be, prepared.

This document does not constitute an offer in Australia other than to wholesale clients. By submitting an application for our securities, you represent and warrant to us that you are a wholesale client for the purposes of section 761G of the Corporations Act 2001 (Australia). If any recipient of this prospectus is not a wholesale client, no offer of, or invitation to apply for, our securities shall be deemed to be made to such recipient and no applications for our securities will be accepted from such recipient. Any offer to a recipient in Australia, and any agreement arising from acceptance of such offer, is personal and may only be accepted by the recipient. In addition, by applying for our securities you undertake to us that, for a period of 12 months from the date of issue of the securities, you will not transfer any interest in the securities to any person in Australia other than to a wholesale client.

Greece

The securities have not been approved by the Hellenic Capital Markets Commission for distribution and marketing in Greece. This document and the information contained therein do not and shall not be deemed to constitute an invitation to the public in Greece to purchase the securities. The securities may not be advertised, distributed, offered or in any way sold in Greece except as permitted by Greek law.

LEGAL MATTERS

The validity of the common shares and certain other legal matters, including tax matters, with respect to the laws of Bermuda will be passed upon for us by our special counsel as to Bermuda law, Conyers Dill & Pearman Limited. Certain matters with respect to this offering, including tax matters with respect to U.S. law, will be passed upon for us by Cravath, Swaine & Moore LLP, New York, New York. Cravath, Swaine & Moore LLP may rely on the opinion of Conyers Dill & Pearman Limited for all matters of Bermuda law. Certain matters with respect to this offering will be passed upon for the underwriters by Morgan, Lewis & Bockius LLP, New York, New York.

EXPERTS

The consolidated financial statements and the related financial statement schedule included in this prospectus have been audited by Deloitte Hadjipavlou, Sofianos & Cambanis S.A., an independent registered public accounting firm, as stated in their reports appearing elsewhere in the registration statement. Such consolidated financial statements and financial statement schedule are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The discussion contained under the section of this prospectus entitled “The LNG Shipping Industry” has been reviewed by Clarkson Research, which has confirmed to us that it accurately describes the international LNG shipping market, as indicated in the consent of Clarkson Research included as an exhibit to the registration statement on Form F-1 under the Securities Act of which this prospectus is a part.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1 under the Securities Act with respect to the common shares offered hereby. For purposes of this section, the term “registration statement” means the original registration statement and any and all amendments, including the schedules and exhibits to the original registration statement and any amendments. This prospectus does not contain all of the information set forth in the registration statement we have filed. For further information regarding us and the common shares offered in this prospectus, you should review the full registration statement, including the exhibits attached thereto. The registration statement, including its exhibits and schedules, may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, NE, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling 1-800-SEC-0330, and you may obtain copies at prescribed rates from the Public Reference Section of the SEC at its principal office in Washington, D.C. The SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

We will furnish holders of common shares with annual reports containing audited financial statements and a report by our independent registered public accounting firm, and we intend to make available quarterly reports containing selected unaudited financial data for the first three quarters of each fiscal year. The audited financial statements will be prepared in accordance with IFRS and those reports will include a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section for the relevant periods. As a “foreign private issuer”, we will be exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders, but will be required to furnish those proxy statements to shareholders under New York Stock Exchange rules. Those proxy statements are not expected to conform to Schedule 14A of the proxy rules promulgated under the Exchange Act. In addition, as a “foreign private issuer”, we will be exempt from the rules under the Exchange Act relating to short-swing profit reporting and liability.

INDUSTRY DATA

Clarkson Research has provided us with statistical and graphical information contained in the sections of this prospectus entitled “The LNG Shipping Industry” relating to the international LNG shipping market. We believe that the information and data supplied by Clarkson Research is accurate in all material respects and we have relied upon such information for purposes of this prospectus. Clarkson Research has advised us that this information is drawn from its databases and other sources and that:

•	certain information in Clarkson Research’s database is derived from estimates or subjective judgments;

•	the information in the databases of other maritime data collection agencies may differ from the information in Clarkson Research’s database; and

•

while Clarkson Research has taken reasonable care in the compilation of the statistical and graphical information and believes it to be accurate and correct, data compilation is subject to limited audit and validation procedures.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a Bermuda exempted company. Our registered address in Bermuda is Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. As a result, the rights of holders of our common shares will be governed by Bermuda law and our memorandum of association and bye-laws. The rights of shareholders under Bermuda law may differ from the rights of shareholders of companies incorporated in other jurisdictions. A majority of our directors and some of the named experts referred to in this prospectus are not residents of the United States, and a substantial portion of our assets are located outside the United States. As a result, it may be difficult for investors to effect service of process on those persons in the United States or to enforce in the United States judgments obtained in U.S. courts against us or those persons based on the civil liability provisions of the U.S. securities laws. It is doubtful whether courts in Bermuda will enforce judgments obtained in other jurisdictions, including the United States, against us or our directors or officers under the securities laws of those jurisdictions or entertain actions in Bermuda against us or our directors or officers under the securities laws of other jurisdictions.

GLOSSARY OF TERMS

The following are definitions of certain terms that are commonly used in the LNG shipping industry and in this prospectus.

Annual survey. The inspection of a ship pursuant to international conventions, by a classification society surveyor, on behalf of the flag state, that takes place every year.

Boil-off. LNG cargo that has vaporized, which can be used as fuel to power the ship.

Bunker Convention. The International Convention on Civil Liability for Bunker Oil Pollution Damage adopted by the IMO.

BWM Convention. The International Convention for the Control and Management of Ships’ Ballast Water and Sediments, adopted by the IMO in February 2004.

CAA. The U.S. Clean Air Act of 1970, as amended by the Clean Air Act Amendments of 1997 and 1990.

CERCLA. The U.S. Comprehensive Environmental Response, Compensation and Liability Act.

CWA. The U.S. Clean Water Act of 1972.

cbm. Cubic meters.

Charter. The hiring of a ship, or use of its carrying capacity, for a specified period of time.

Charterer. A person, firm or company hiring a ship for the carriage of goods or other purposes.

Charter hire. The gross revenue earned by a ship pursuant to a bareboat, time or voyage charter.

Classification society. An independent society which certifies that a ship has been built and maintained in accordance with the rules of such society and complies with the applicable rules and regulations of the flag state of such ship and the international conventions of which that country is a member.

CLC. International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended.

Drydocking. The removal of a ship from the water for inspection, maintenance and/or repair of submerged parts.

EPA. The U.S. Environmental Protection Agency.

Flag state. The country where a ship is registered.

FSRU. A floating storage and regasification unit used to store and regasify LNG.

Hire rate. The agreed sum or rate to be paid by the charterer for the use of the ship.

Hull. Shell or body of a ship.

IGC. The International Gas Carrier Code, which provides a standard for the safe carriage of LNG and certain other liquid gases by prescribing the design and construction standards of ships involved in such carriage.

IMO. International Maritime Organization, a United Nations agency that issues international trade standards for shipping.

Independent owner. An owner and operator of LNG carriers that is not affiliated with private or state-controlled energy or utility companies. When used in this prospectus, the term independent owner does not include Japanese or South Korean ship owners, who typically have very strong relationships with national utility companies.

Intermediate survey. The inspection of a ship by a classification society surveyor that takes place every two and a half years after the special survey.

IGC Code. The International Gas Carrier Code, which is published by the IMO.

ISM Code. International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, which, among other things, requires ship owners to obtain a safety management certification for each ship they manage.

ISPS Code. The International Ship and Port Facilities Security Code, which is designed to protect ports and international shipping against terrorism.

Kyoto Protocol. The Kyoto Protocol to the United Nations Framework Convention on Climate Change.

Liquefaction. The process of liquefying natural gas.

LNG. Liquefied natural gas.

London Convention. The Convention on Limitation of Liability for Maritime Claims of 1976.

LTI. Lost time injury,

MARPOL Convention. The International Convention for the Prevention of Pollution from Ships.

MEPC. The Marine Environment Protection Committee of the IMO.

mmbtu. Million British Thermal Units.

MTSA. The Maritime Transportation Act of 2002.

Newbuilding. A new ship under construction or on order.

NISA. The U.S. National Invasive Species Act.

Off-hire. The time during which a ship is not available for service.

OPA. The U.S. Oil Pollution Act of 1990, as amended.

Operating days. The total number of days in a given period that the ships were in possession less the total number of days off-hire.

SOLAS. International Convention for Safety of Life at Sea, which provides, among other things, rules for the construction and equipment of commercial ships.

Special survey. The extensive inspection of a ship by a classification society surveyor that takes place every five years.

Spot market. The market for chartering a ship for a term of one year or less.

Time charter. A charter in which the charterer pays for the use of a ship’s cargo capacity for a specified period of time. The owner provides the ship with crew, stores and provisions, ready in all aspects to load cargo and proceed on a voyage as directed by the charterer. The charterer usually pays for substantially all of the ship voyage expenses, including bunker fuel, port charges and canal tolls.

TFDE. Tri-fuel diesel electric propulsion, which offers significantly lower fuel consumption and emissions than traditional steam propulsion.

TRCF. Total recordable case frequency, which includes LTIs as well as cases where the injured employee’s work duties are restricted or the individual seeks medical treatment.

GASLOG LTD.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of GasLog Ltd.
Hamilton, Bermuda

We have audited the accompanying consolidated statements of financial position of GasLog Ltd. and subsidiaries (the “Group”) as of December 31, 2010 and 2011, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2011. Our audits also included the financial statement schedule listed in the Index to the consolidated financial statements. These consolidated financial statements and financial statement schedule are the responsibility of the Group’s management. Our responsibility is to express an opinion on the consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of GasLog Ltd. and subsidiaries as of December 31, 2010 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.

/s/ Deloitte Hadjipavlou, Sofianos & Cambanis S.A.

Athens, Greece

March 6, 2012

GasLog Ltd. and its Subsidiaries

Consolidated statements of financial position
As of December 31, 2010 and 2011
(All amounts expressed in U.S. Dollars)

	Note	2010	2011
Assets
Non-current assets
Goodwill	3	9,511,140	9,511,140
Investment in associate	4	7,002,904	6,528,087
Deferred financing costs	12	—	14,289,327
Other non-current assets		—	871,769
Tangible fixed assets	6	450,265,138	438,902,029
Vessels under construction	6	18,700,000	109,069,864

Total non-current assets		485,479,182	579,172,216

Current assets
Trade and other receivables	8	821,838	2,682,820
Dividends receivable and due from related parties	18	1,276,197	1,273,796
Inventories		383,021	425,266
Prepayments and other current assets	9	774,175	3,365,697
Cash and cash equivalents	7	23,270,100	20,092,909

Total current assets		26,525,331	27,840,488

Total assets		512,004,513	607,012,704

Equity and liabilities
Equity
Share capital	10	164,292	164,292
Contributed surplus	11	199,861,878	300,942,575
Reserves		(1,815,723)	1,744,417
Accumulated deficit		(26,477,414)	(12,437,763)

Equity attributable to owners of the Group		171,733,033	290,413,521

Non-controlling interest	1	9,199,095	—

Total equity		180,932,128	290,413,521

Current liabilities
Trade accounts payable		1,397,037	1,704,915
Ship management creditors	7	6,885,653	1,102,272
Amounts due to related parties	18	172,319	114,069
Derivative financial instruments	22	2,560,240	3,451,080
Other payables and accruals	13	6,984,911	18,541,023
Loans—current portion	12	22,640,483	24,276,813

Total current liabilities		40,640,643	49,190,172

Non-current liabilities
Derivative financial instruments	22	2,835,167	5,101,234
Loans—non-current portion	12	287,596,575	256,788,206
Other non-current liabilities		—	5,519,571

Total non-current liabilities		290,431,742	267,409,011

Total equity and liabilities		512,004,513	607,012,704

The accompanying notes are an integral part of these consolidated financial statements.

GasLog Ltd. and its Subsidiaries

Consolidated statements of income
For the years ended December 31, 2009, 2010 and 2011
(All amounts expressed in U.S. Dollars)

	Note	2009	2010	2011
Revenues	24	8,528,452	39,831,783	66,470,819
Vessel operating and supervision costs	14	(3,056,026)	(8,644,057)	(12,946,061)
Depreciation of fixed assets	6	(125,567)	(6,560,381)	(12,827,284)
General and administrative expenses	15	(6,241,302)	(11,571,014)	(15,996,595)

Profit/(loss) from operations		(894,443)	13,056,331	24,700,879

Financial costs	16	(72,143)	(5,046,117)	(9,631,262)
Financial income		52,155	121,050	41,679
Loss on interest rate swaps	22	—	—	(2,725,374)
Gain on financial investments	5	4,689,003	—	—
Share of profit of associate	4	634,870	1,459,588	1,311,970
Gain on disposal of subsidiaries	1	—	—	24,786

Total other income/(expense)		5,303,885	(3,465,479)	(10,978,201)

Profit for the year		4,409,442	9,590,852	13,722,678

Attributable to:
Owners of the Group		4,409,442	9,848,757	14,039,651
Non-controlling interest		—	(257,905)	(316,973)

		4,409,442	9,590,852	13,722,678

Earnings per share – basic and diluted	25	29	60	85

The accompanying notes are an integral part of these consolidated financial statements.

GasLog Ltd. and its Subsidiaries

Consolidated statements of comprehensive income
For the years ended December 31, 2009, 2010 and 2011
(All amounts expressed in U.S. Dollars)

	Note	2009	2010	2011
Profit for the year		4,409,442	9,590,852	13,722,678
Cash flow hedge gain/(loss) arising during the year	22	1,895,628	(1,087,149)	(431,533)

Total comprehensive income for the year		6,305,070	8,503,703	13,291,145

Attributable to:
Owners of the Group		6,305,070	8,761,608	13,608,118
Non-controlling interest		—	(257,905)	(316,973)

		6,305,070	8,503,703	13,291,145

The accompanying notes are an integral part of these consolidated financial statements.

GasLog Ltd. and its Subsidiaries

Consolidated statements of changes in equity
For the years ended December 31, 2009, 2010 and 2011
(All amounts expressed in U.S. Dollars)

	Share capital	Contributed surplus	Cash flow hedging reserve	Equity-settled employee benefits reserve	Accumulated deficit	Attributable to owners of the Group	Non- controlling interest	Total
Balance at January 1, 2009	160,428	112,377,867	(6,203,886)	—	(40,735,613)	65,598,796	—	65,598,796
Increase in share capital	3,864	—	—	—	—	3,864	—	3,864
Capital contributions	—	19,109,620	—	—	—	19,109,620	—	19,109,620
Profit for the year	—	—	—	—	4,409,442	4,409,442	—	4,409,442
Other comprehensive income for the year	—	—	1,895,628	—	—	1,895,628	—	1,895,628

Total comprehensive income for the year	—	—	1,895,628	—	4,409,442	6,305,070	—	6,305,070

Balance at December 31, 2009	164,292	131,487,487	(4,308,258)	—	(36,326,171)	91,017,350	—	91,017,350

Non-controlling interest	—	—	—	—	—	—	9,174,760	9,174,760
Capital contributions	—	85,624,391	—	—	—	85,624,391	282,240	85,906,631
Dividends declared ($105 per share)	—	(17,250,000)	—	—	—	(17,250,000)	—	(17,250,000)
Expense recognized in respect of equity-settled employee benefits	—	—	—	3,579,684	—	3,579,684	—	3,579,684
Profit/(loss) for the year	—	—	—	—	9,848,757	9,848,757	(257,905)	9,590,852
Other comprehensive loss for the year	—	—	(1,087,149)	—	—	(1,087,149)	—	(1,087,149)

Total comprehensive (loss)/income for the year	—	—	(1,087,149)	—	9,848,757	8,761,608	(257,905)	8,503,703

Balance at December 31, 2010	164,292	199,861,878	(5,395,407)	3,579,684	(26,477,414)	171,733,033	9,199,095	180,932,128

Capital contributions	—	90,947,575	—	—	—	90,947,575	9,751,000	100,698,575
Dividends declared ($51.74 per share)	—	(8,500,000)	—	—	—	(8,500,000)	—	(8,500,000)
Acquisition of non-controlling interest	—	18,633,122	—	—	—	18,633,122	(18,633,122)	—
Expense recognized in respect of equity-settled employee benefits	—	—	—	3,991,673	—	3,991,673	—	3,991,673
Profit/(loss) for the year	—	—	—	—	14,039,651	14,039,651	(316,973)	13,722,678
Other comprehensive loss for the year	—	—	(431,533)	—	—	(431,533)	—	(431,533)

Total comprehensive (loss)/income for the year	—	—	(431,533)	—	14,039,651	13,608,118	(316,973)	13,291,145

Balance at December 31, 2011	164,292	300,942,575	(5,826,940)	7,571,357	(12,437,763)	290,413,521	—	290,413,521

The accompanying notes are an integral part of these consolidated financial statements.

GasLog Ltd. and its Subsidiaries

Consolidated statements of cash flow
For the years ended December 31, 2009, 2010 and 2011
(All amounts expressed in U.S. Dollars)

	Note	2009	2010	2011
Cash flows from operating activities:
Profit for the year		4,409,442	9,590,852	13,722,678
Adjustments for:
Depreciation of fixed assets	6	125,567	6,560,381	12,827,284
Share of profit of associate	4	(634,870)	(1,459,588)	(1,311,970)
Gain on financial investments	5	(4,689,003)	—	—
Financial income		(52,155)	(121,050)	(41,679)
Financial costs	16	72,143	5,046,117	9,631,262
Loss on interest rate swaps	22	—	—	2,725,374
Gain on disposal of subsidiaries	1	—	—	(24,786)
Expense recognized in respect of equity-settled share based payments	19	—	3,579,684	3,991,673

		(768,876)	23,196,396	41,519,836
Movements in working capital:
Increase in trade and other receivables		(63,033)	(527,811)	(1,485,220)
(Increase)/decrease in prepayments and other assets		(22,909)	(667,473)	294,098
Increase in inventories		(276,034)	(106,987)	(42,245)
Increase in other non-current assets		—	—	(871,769)
Increase in other non-current liabilities		—	—	577,196
Increase/(decrease) in accounts payable and other current liabilities		1,337,023	7,419,023	(4,388,124)

Cash provided by operations		206,171	29,313,148	35,603,772
Interest paid, net of amount capitalized		(72,143)	(3,679,840)	(8,602,438)

Net cash from operating activities		134,028	25,633,308	27,001,334

Cash flows from investing activities:
Proceeds from sale of financial investments	1,5	8,944,017	9,174,760	—
Dividends received from associate	4, 18	775,000	1,070,000	1,086,787
Payments for tangible fixed assets and vessels under construction		(45,005,651)	(228,858,542)	(88,036,471)
Return of contributed capital from associate	4	—	—	500,000
Release of restricted cash		2,913,630	5,686,639	—
Decrease in due from related parties		154,279	—	—
Cash transferred on disposal of subsidiaries	1	—	—	(56,426)
Financial income		52,155	121,050	41,679

Net cash used in investing activities		(32,166,570)	(212,806,093)	(86,464,431)

Cash flows from financing activities:
Bank loan draw down	12	96,903,835	143,824,514	—
Bank loan repayment	12	(80,000,000)	(8,538,375)	(29,880,190)
(Decrease)/increase in due to related parties		(62,289)	33,991	—
Payment of loan issuance costs	12	(2,154,981)	(774,194)	(4,757,032)
Payment of initial public offering (“IPO”) costs		—	—	(1,275,447)
Dividends paid		—	(16,767,000)	(772,000)
Capital contributions	11	19,109,620	85,423,631	92,970,575

Net cash from financing activities		33,796,185	203,202,567	56,285,906

Increase/(decrease) in cash and cash equivalents		1,763,643	16,029,782	(3,177,191)
Cash and cash equivalents, beginning of the year	7	5,476,675	7,240,318	23,270,100

Cash and cash equivalents, end of the year	7	7,240,318	23,270,100	20,092,909

The accompanying notes are an integral part of these consolidated financial statements.

GasLog Ltd. and its Subsidiaries

Consolidated statements of cash flow
For the years ended December 31, 2009, 2010 and 2011
(All amounts expressed in U.S. Dollars)

Non Cash Investing and Financing Activities
	2009	2010	2011
Acquisition of non-controlling interest	—	—	18,633,122
Increase in capital contribution in lieu of dividend payment	—	—	7,490,000
Capital expenditures included in liabilities at the end of the year	608,017	—	3,797,568
Amortization of loan issuance costs included in vessel cost	154,707	354,986	—
Dividends retained and deemed capital contribution relating to employee incentive scheme	—	483,000	238,000
IPO costs included in liabilities at the end of the year	—	—	1,610,173
Loan issuance costs included in liabilities at the end of the year	—	—	9,532,295

GasLog Ltd. and its Subsidiaries

Notes to the consolidated financial statements
For the years ended December 31, 2009, 2010 and 2011
(All amounts expressed in U.S. Dollars)

1. Organization and Operations

GasLog Ltd. was incorporated in Bermuda on July 16, 2003. GasLog Ltd. and its subsidiaries (the “Group”) are primarily engaged in the ownership, operation and management of vessels in the liquefied natural gas (“LNG”) market, providing maritime services for the transportation of LNG on a worldwide basis and LNG vessel management services. The Group conducts its operations through its vessel-owning subsidiaries and through its vessel management services subsidiary. The Group’s operations are carried out from offices in Piraeus, Greece, and Monaco. The registered office of GasLog Ltd. is Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. GasLog Ltd. is controlled by Blenheim Holdings Ltd. (“Blenheim Holdings”), an entity registered in Bermuda. Blenheim Holdings is controlled by Ceres Shipping Ltd. (“Ceres Shipping”) an entity also registered in Bermuda. The ultimate controlling party of the Group at December 31, 2011 was Mr. Peter G. Livanos.

The accompanying consolidated financial statements include the financial statements of GasLog Ltd. and its subsidiaries. As of December 31, 2011 the Group’s structure was as follows:

Name	Place of incorporation	Percentage of equity interest held		Principal activities
		Direct	Indirect
GasLog Investments Ltd.	BVI	100%	—	Holding company
GasLog Monaco S.A.M.	Monaco	—	100%	Holding company
GasLog LNG Services Ltd.(1)	Bermuda	—	100%	Vessel management services
Ceres LNG Employee Incentive Scheme Ltd.	Bermuda	—	100%	Holding company
GasLog Carriers Ltd.	Bermuda	100%	—	Holding company
GAS-one Ltd.	Bermuda	—	100%	Vessel-owning company
GAS-two Ltd.	Bermuda	—	100%	Vessel-owning company
GAS-three Ltd.	Bermuda	—	100%	Vessel-owning company
GAS-four Ltd.	Bermuda	—	100%	Vessel-owning company
GAS-five Ltd.	Bermuda	—	100%	Vessel-owning company
GAS-six Ltd.	Bermuda	—	100%	Vessel-owning company
GAS-seven Ltd.	Bermuda	—	100%	Vessel-owning company
GAS-eight Ltd.	Bermuda	—	100%	Vessel-owning company
GAS-nine Ltd.	Bermuda	—	100%	Vessel-owning company
GAS-ten Ltd.	Bermuda	—	100%	Vessel-owning company
GasLog Shipping Company Ltd.	Bermuda	—	100%	Holding company
GasLog Shipping Limited	BVI	100%	—	Dormant
Egypt LNG Shipping Ltd.	Bermuda	—	25%	Vessel-owning company

(1)	Prior to September 30, 2011, the name of this entity was Ceres LNG Services Ltd.

All entities in the Group have the same year ends. During 2011 the Group employed an average of 63 employees (2010: 56 and 2009: 52).

In April 2010 GasLog Carriers Ltd. established two vessel-owning entities, GAS-three Ltd. and GAS-four Ltd. On May 11, 2010, GAS-three Ltd. and GAS-four Ltd. entered into shipbuilding contracts for the construction of two LNG carriers (155,000 cubic meters each), Hull Number 1946 and Hull Number 1947, with Samsung Heavy Industries Co. Ltd. in South Korea. The vessels are expected to be delivered in 2013.

In October 2010 the Group entered into two agreements (the “Joint Venture Agreements”) with an entity jointly owned by the Livanos and Radziwill families (the “Joint Venture Partner”), a related party, for the purpose of construction, ownership and operation of two LNG vessels. In return for a

GasLog Ltd. and its Subsidiaries

Notes to the consolidated financial statements
For the years ended December 31, 2009, 2010 and 2011
(All amounts expressed in U.S. Dollars)

49% ownership percentage of GAS-three Ltd. and GAS-four Ltd., the Joint Venture Partner paid $9,174,760 to the Group and subsequently contributed $282,240 to these companies, to provide capital for the construction of the vessels and an additional amount of $147,000 in 2011.

In February 2011 GasLog Carriers Ltd. established two vessel-owning companies, GAS-five Ltd. and GAS-six Ltd. On March 30, 2011, GAS-five Ltd. and GAS-six Ltd. entered into two shipbuilding contracts for the construction of two LNG carriers (155,000 cubic meters each), Hull Number 2016 and Hull Number 2017, to be built by Samsung Heavy Industries Co. Ltd. The vessels are expected to be delivered in 2013.

In March 2011 GasLog Carriers Ltd. established two vessel-owning companies, GAS-seven Ltd. and GAS-eight Ltd. In June 2011 GasLog Carriers Ltd. established two additional vessel-owning companies, GAS-nine Ltd. and GAS-ten Ltd. These companies exercised the Group’s options with Samsung Heavy Industries Co. Ltd. to enter into shipbuilding contracts for the construction of four LNG carriers (155,000 cubic meters each) to be delivered in 2013, 2014 (two vessels) and 2015, respectively.

In March 2011 the Group entered into two Joint Venture Agreements with the Joint Venture Partner for the purpose of construction, ownership and operation of the two LNG vessels that GAS-five Ltd. and GAS-six Ltd. contracted to construct. As a result of entering into these agreements the Group held a 51% ownership share in each vessel-owning company and the Joint Venture Partner held the balance. The Joint Venture Partner contributed $9,604,000 to these companies, to provide capital for construction of the vessels.

In June 2011 Ceres Shipping, the majority shareholder of GasLog Ltd., transferred its ownership of GasLog Ltd. shares to Blenheim Holdings. The Joint Venture Partner sold its 49% non-controlling interest in the issued shares of GAS-three Ltd., GAS-four Ltd., GAS-five Ltd. and GAS-six Ltd. to Ceres Shipping. Ceres Shipping contributed the 49% interest in the aforementioned four vessel-owning companies to Blenheim Holdings, who in turn contributed the 49% interest in these four vessel-owning companies to GasLog Ltd., which contributed the same to GasLog Carriers Ltd. Contribution of these four vessel- owning companies by Ceres Shipping was a non-cash transaction for the Group. Following the completion of this transaction, GAS-three Ltd., GAS-four Ltd., GAS-five Ltd. and GAS-six Ltd. are 100% owned by the Group.

On July 11, 2011 and September 5, 2011, the Group transferred its ownership of two dormant subsidiaries, GasLog Holdings Limited and GasLog Services Limited, respectively, to Ceres Shipping (a related company). The Group transferred all outstanding shares of each of the dormant entities to Ceres Shipping in non-cash transactions for no consideration. Aggregate cash and net liabilities of the two entities of $56,426 and $81,212, respectively, were transferred to Ceres Shipping in the transactions, resulting in a gain of $24,786, which is recorded in the consolidated statement of income.

GasLog Ltd. filed a Form F-1 registration statement with the United States Securities and Exchange Commission (“SEC”) in January 2012 for the registration of shares to be offered in an initial public offering.

2. Significant Accounting Policies

Statement of compliance

The consolidated financial statements of GasLog Ltd. and its subsidiaries have been prepared in accordance with International Financial Reporting Standards (the “IFRS”) as issued by the International Accounting Standards Board (the “IASB”).

GasLog Ltd. and its Subsidiaries

Notes to the consolidated financial statements
For the years ended December 31, 2009, 2010 and 2011
(All amounts expressed in U.S. Dollars)

Basis of preparation

The consolidated financial statements have been prepared on the historical cost basis, except for derivative financial instruments and revaluation of financial investments recorded at fair value at the end of each year. Historical cost is generally based on the fair value of the consideration given in exchange for assets.

The financial statements are expressed in U.S. dollars (“USD”), which is the functional currency of the Group.

On March 6, 2012 GasLog Ltd.’s board of directors authorized the financial statements for issuance and filing.

Basis of consolidation

The consolidated financial statements incorporate the financial statements of GasLog Ltd. and subsidiaries controlled by GasLog Ltd. Control is achieved where GasLog Ltd. has the power to govern the financial and operating policies of an invested enterprise so as to obtain benefits from its activities.

Income and expenses of subsidiaries acquired or disposed of during the year are included in the consolidated financial statements from the effective date of acquisition and up to the effective date of disposal, as appropriate. For acquisitions of businesses from entities under common control, the Group applies the purchase method of accounting.

When necessary, adjustments are made to the financial statements of subsidiaries to bring the accounting policies used in line with those used by other members of the Group. All intra-group transactions, balances, income and expenses are eliminated in full on consolidation.

The other investors in subsidiaries in which the Group has less than 100% interest hold a non-controlling interest in the net assets of these subsidiaries. Non-controlling interest is stated at the non-controlling interest’s proportion of the net assets of the subsidiaries where the Group has less than 100% interest. Subsequent to initial recognition the carrying amount of non-controlling interest is increased or decreased by the non-controlling interest’s share of subsequent changes in the equity of such subsidiaries. Total comprehensive income is attributed to a non-controlling interest even if this results in the non-controlling interest having a deficit balance.

Changes in the Group’s ownership interests in subsidiaries that do not result in the Group losing control over the subsidiaries are accounted for as equity transactions. The carrying amounts of the Group’s interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the Group.

Goodwill

Goodwill arising in a business combination is recognized as an asset at the date that control is acquired (the acquisition date). Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If, after reassessment, the Group’s interest in the fair value of the acquiree’s identifiable net assets exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the acquirer’s previously held equity interest in the acquiree (if any), the excess is recognized immediately in profit or loss as a bargain purchase gain.

Goodwill is not amortized but is reviewed for impairment at least annually. For the purpose of impairment testing, goodwill is allocated to each of the Group’s cash-generating units expected to

GasLog Ltd. and its Subsidiaries

Notes to the consolidated financial statements
For the years ended December 31, 2009, 2010 and 2011
(All amounts expressed in U.S. Dollars)

benefit from the synergies of the combination. Cash-generating units to which goodwill has been allocated are tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. An impairment loss recognized for goodwill is not reversed in a subsequent period.

On disposal of a subsidiary, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

Investment in associated companies

An associate is an entity over which the Group has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

The results, assets and liabilities of associates are included in these financial statements using the equity method of accounting, except when the investment is classified as held for sale, in which case it is accounted for under IFRS 5 Non-current Assets Held for Sale and Discontinued Operations. An impairment assessment of investments in associates is performed when there is an indication that the asset has been impaired or the impairment losses recognized in prior years no longer exist.

When the Group’s share of losses exceeds the carrying amount of the investment, the investment is reported at nil value and recognition of losses is discontinued except to the extent of the Group’s commitment.

Accounting for revenues and related operating expenses

The Group’s revenues comprise revenues from time charters for the charter hire of its vessels, management fees, project supervision income and other income earned during the period in accordance with existing contracts.

Revenue from vessel management and vessel construction project supervision contracts is recognized when earned and when it is probable that future economic benefits will flow to the Group and such a benefit can be measured reliably.

Vessels are chartered using time charters, where a contract is entered into for the use of a vessel for a specific period of time and a specified daily charter hire rate. The time charter contracts are considered to be operating leasing arrangements. Vessel revenue from time charter agreements is recognized when services are performed, revenue is earned and the collection of the related revenue is reasonably assured, on a straight-line basis over the term of the relevant time charter starting from the vessel’s delivery to a charterer, except for the off-hire period. As of December 31, 2011, the asset resulting from recognizing revenue on a straight-line basis, since the current hire rate is lower than the weighted average rate, is presented as “Other Non-current Assets” in the consolidated statement of financial position.

Payments for time charter contracts received in advance are classified as liabilities until such time as the criteria for recognizing the revenue as earned are met (Note 13).

Associated voyage expenses primarily consist of commissions, which are recognized on a pro-rata basis over the duration of the period of the time charter. All other voyage expenses and operating costs are expensed as incurred.

GasLog Ltd. and its Subsidiaries

Notes to the consolidated financial statements
For the years ended December 31, 2009, 2010 and 2011
(All amounts expressed in U.S. Dollars)

Financial income and costs

Interest income is recognized on an accruals basis. Dividend income is recognized when the right to receive payment is established.

Interest expense and other borrowing costs are recognized on an accrual basis. Interest expense and other borrowing costs incurred during the vessel construction period, and relating directly to the vessel, are capitalized as vessels’ costs.

Foreign currencies

For the purpose of the consolidated financial statements, the results and financial position of each Group entity are expressed in USD, which is the functional currency of the Group and the presentation currency for the consolidated financial statements, because the Group’s vessels operate in international shipping markets, in which revenues and expenses are settled in USD, vessel management and vessel construction supervision contracts are primarily settled in USD and the Group’s most significant assets and liabilities are paid for and settled in USD.

In preparing the financial statements of the Group and each of its individual subsidiaries, transactions in currencies other than the USD are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary assets and liabilities denominated in other currencies are retranslated into USD at the rates prevailing at that date. All resulting exchange differences are recognized in the consolidated statement of income in the period in which they arise.

Operating leases where the Group is lessee

Leases where a significant portion of the risks and rewards of ownership are retained by lessor are classified as operating leases. Payments made under operating leases are charged to the consolidated statement of income on a straight-line basis over the period of the lease.

Borrowing costs

Borrowing costs, including interest expense and amortization of loan issuance costs, directly attributable to a vessel under construction, representing an asset that takes a substantial period of time to get ready for its intended use or sale, are added to the cost of the vessel, until such time as the vessel is substantially ready for its intended use or sale.

Investment income earned on the temporary investment of specific borrowings pending expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalisation. All other borrowing costs are expensed as incurred.

Vessels under construction

Newbuilding vessels are presented at cost less identified impairment losses, if any. Costs relating to the newbuilding vessels include shipyard installment payments and other vessel costs incurred during the construction period that are directly attributable to the acquisition or construction of the vessels, including borrowing costs incurred during the construction period.

Upon completion of the construction, the vessels are presented on the statement of financial position in accordance with the “Tangible fixed assets: Property, plant and equipment” policy as described below.

Tangible fixed assets: Property, plant and equipment

Tangible fixed assets are stated at cost less accumulated depreciation and any accumulated impairment loss. The initial cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition.

GasLog Ltd. and its Subsidiaries

Notes to the consolidated financial statements
For the years ended December 31, 2009, 2010 and 2011
(All amounts expressed in U.S. Dollars)

The cost of the LNG vessels is split into two components, a “vessel component” and a “drydocking component”. Depreciation for the vessel component is calculated on a straight-line basis, after taking into account the estimated residual values, over the estimated useful life of this major component of the vessels. Residual value is estimated as 10% of the initial vessel cost and represents the Group’s estimate of the current selling price assuming the vessels are already of age and condition expected at the end of its useful life.

The LNG vessels are required to undergo a drydocking overhaul every five years to restore their service potential and to meet their classification requirements. The drydocking component is estimated at the time of a new vessel’s delivery from the shipyard and is measured based on the estimated cost of the first drydocking based on the Group’s historical experience with similar types of vessels. For subsequent drydockings actual costs are capitalized when incurred. The drydocking component is depreciated over the period of five years until the next drydocking.

The expected useful lives of all long-lived assets are as follows:

LNG vessels	35 years
Drydocking expenses (as component of the LNG vessels)	5 years
Furniture, computer, software and other office equipment	3-5 years
Leasehold improvements	12 years (or remaining term of the lease)

The useful lives of all assets and the depreciation method are reviewed annually to ensure that the method and period of depreciation are consistent with the expected pattern of economic benefits from items of property, plant and equipment. The residual value is also reviewed at each financial period-end. If expectations differ from previous estimates, the changes are accounted for prospectively in the consolidated statement of income in the period of the change and future periods.

Ordinary maintenance and repairs that do not extend the useful life of the asset are charged to the consolidated statement of income as incurred. Major renovation costs and modifications are capitalized and depreciated over the estimated remaining useful life.

When assets are sold, they are derecognized and any gain or loss resulting from their disposals is included in the consolidated statement of income.

Impairment of tangible fixed assets

All assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Whenever the carrying amount of an asset exceeds its recoverable amount, an impairment loss is recognized in the consolidated statement of income. The recoverable amount is the higher of an asset’s net selling price and “value in use”. The net selling price is the amount obtainable from the sale of an asset in an arm’s length transaction less the costs of disposal, while “value in use” is the present value of estimated future cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life. Recoverable amounts are estimated for individual assets or, if it is not possible, for the cash-generating unit. Each vessel is considered to be a single cash-generating unit. The net selling price of the vessels is estimated from market-based evidence by appraisal that is normally undertaken by professionally qualified brokers.

Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that the Group will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the

GasLog Ltd. and its Subsidiaries

Notes to the consolidated financial statements
For the years ended December 31, 2009, 2010 and 2011
(All amounts expressed in U.S. Dollars)

reporting period, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows. When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, a receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

Inventories

Stocks of lubricants and provisions on board are stated at the lower of cost calculated on a first in, first out basis, and net realizable value. Costs incurred when purchasing deck, engine and cabin stores or spare parts are expensed as incurred and included in Vessel operating and supervision costs in the consolidated statement of income.

Segment information

The Group consists of two business segments: vessel ownership and vessel management. This segmentation is based on the Group’s internal management and reporting structure. In the vessel ownership segment, the services provided primarily consist of chartering out Group-owned LNG carriers, and in the vessel management segment the services provided consist of LNG carrier technical management services, as well as LNG carrier construction supervision services and other vessel management services provided to the Group’s vessel ownership segment and to external third parties. Transactions between segments are eliminated at the Group level.

The Group considers the global market as a whole, as the individual vessels are not limited to specific parts of the world. Furthermore, the internal management reporting does not provide geographical information on revenue from external customers or non-current assets. Consequently, it is not possible to provide such information.

The accounting policies applied for the segments regarding recognition and measurement are consistent with the policies for the Group as described in this note.

The segment income statement comprises revenues and expenses that are directly attributable to the segment. Allocation of indirect expenses between the segments is based on various service agreements between the relevant subsidiaries included in respective segments.

The segment non-current assets consist of the non-current assets used directly for segment operations. Current assets are allocated to segments to the extent that they are directly attributable to segment operations, including cash balances, inventories, outstanding receivables and prepayments.

Segment liabilities comprise segment operating liabilities including trade payables, ship management creditors, other liabilities and interest-bearing long-term debt.

Unallocated items primarily comprise assets and liabilities as well as revenues and expenses relating to the Group’s administrative functions, including compensation paid to senior management and other costs as well as financial investment activities, including cash and bank balances, trade and other receivables, goodwill, accruals, trade and other payables not directly attributable to the two segments.

Earnings per share

The Group applies the two-class method when computing basic and diluted earnings per share, as the only potential dilutive securities are the manager shares and subsidiary manager shares which are considered participating securities.

GasLog Ltd. and its Subsidiaries

Notes to the consolidated financial statements
For the years ended December 31, 2009, 2010 and 2011
(All amounts expressed in U.S. Dollars)

Basic earnings per share is calculated by dividing the profit for the year attributable to the owners of the common shares by the weighted average number of common shares issued and outstanding during the years used in the calculation of basic earnings per share.

Diluted earnings per share is calculated by dividing the profit for the year attributable to the owners of all securities by the weighted average number of all potential ordinary shares assumed to have been converted into common shares.

Financial instruments

Financial assets and liabilities are recognized on the statement of financial position when the Group has become a party to the contractual provisions of the instrument. All financial instruments are initially recognized at the fair value of the consideration given.

•	Financial assets at fair value through profit or loss (“FVTPL”)

Financial assets are classified as at FVTPL where the financial asset is held for trading.

A financial asset is classified as held for trading if:

•	it has been acquired principally for the purpose of selling in the near future; or

•	it is a part of an identified portfolio of financial instruments that the Group manages together and has a recent actual pattern of short-term profit-taking; or

•	it is a derivative that is not designated and effective as a hedging instrument.

Financial assets at FVTPL are stated at fair value, with any resulting gain or loss recognized in profit or loss. The net gain or loss recognized in profit or loss incorporates any dividend or interest earned on the financial asset. Fair value is determined in the manner described in Note 5.

•	Cash and cash equivalents

Cash represents cash on hand and deposits with banks which are repayable on demand. Cash equivalents represent short term, highly liquid investments which are readily convertible into known amounts of cash with original maturities of three months or less that are subject to an insignificant risk of change in value.

•	Trade receivables

Trade receivables are carried at the amount expected to be received from the third party to settle the obligation. Bad debts are written off during the year in which they are identified. An estimate is made for doubtful receivables based on a review of all outstanding amounts at year end. At December 31, 2011 and 2010, no material receivable balances were past due or impaired, and therefore no allowance was necessary.

•	Bank borrowings

Interest-bearing bank loans and overdrafts are measured at amortized cost, using the effective interest method. Any difference between the proceeds (net of transaction costs) and the settlement of the borrowings is recognized over the term of the borrowings.

•	Derivative financial instruments

The Group uses derivative financial instruments, such as interest rate swaps, to hedge its exposure to interest rate risks. Derivative financial instruments are initially recognized at fair value, and are subsequently remeasured to their fair value at each reporting date. The resulting gain or loss is recognized in profit or loss immediately unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship. Derivatives are presented as assets when their valuation is favorable to the Group and as liabilities when unfavorable to the Group.

GasLog Ltd. and its Subsidiaries

Notes to the consolidated financial statements
For the years ended December 31, 2009, 2010 and 2011
(All amounts expressed in U.S. Dollars)

The Group’s criteria for classifying a derivative instrument as a hedge include: (1) the hedge transaction is expected to be highly effective in achieving offsetting changes in fair value or cash flows attributable to the hedged risk; (2) the effectiveness of the hedge can be reliably measured; (3) there is adequate documentation of the hedging relationships at the inception of the hedge; and (4) for cash flow hedges, the forecasted transaction that is subject of the hedges must be highly probable.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in the consolidated statement of income. Amounts previously recognized in other comprehensive income and accumulated in equity are reclassified to the consolidated statement of income in the periods when the hedged item affects the consolidated statement of income, in the same line item as the recognized hedged item. Hedge accounting is discontinued when the Group revokes the hedging relationship, when the hedging instrument expires or is sold, terminated or exercised, or when it no longer qualifies for hedge accounting.

Any gain or loss accumulated in equity at that time remains in equity and is recognized in the consolidated statement of income when the forecast transaction occurs. When a forecast transaction is no longer expected to occur, the gain or loss accumulated in equity is recognized immediately in the statement of income. The Group’s interest rate swap contracts have been designated as cash flow hedges.

Share-based payment arrangements

Equity-settled share-based payments to employees and others providing similar services are measured at the fair value of the equity instruments on the grant date. Details regarding the determination of the fair value of equity-settled share-based transactions are set out in Note 19.

The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Group’s estimate of equity instruments that will eventually vest, with a corresponding increase in equity. At the end of each reporting period, the Group revises its estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognized in the consolidated statement of income such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to the equity-settled employee benefits reserve.

Taxation

Under the laws of the countries of the Group’s domestication/incorporation and/or vessels’ registration, the Group is not subject to tax on international shipping income. However, it is subject to registration and tonnage taxes, which are included in vessel operating and supervision costs in the consolidated statement of income.

Under the United States Internal Revenue Code of 1986, as amended (the “Code”), the U.S. source gross transportation income of a ship-owning or chartering corporation, such as GasLog Ltd., is subject to a 4% U.S. Federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the Treasury Regulations promulgated thereunder. U.S. source gross transportation income consists of 50% of the gross shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States.

The Group qualified for this exemption in 2010 and 2011.

Critical accounting judgments and key sources of estimation uncertainty

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and

GasLog Ltd. and its Subsidiaries

Notes to the consolidated financial statements
For the years ended December 31, 2009, 2010 and 2011
(All amounts expressed in U.S. Dollars)

the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. The Group’s management evaluates whether estimates should be made on an ongoing basis, utilizing historical experience, consultation with experts and other methods the management considers reasonable in the particular circumstances. However, uncertainty about these assumptions and estimates could result in outcomes that could require a material adjustment to the carrying amount of the asset or liability in the future.

Judgments: In the process of applying GasLog Ltd.’s accounting policies, management has made the following judgments, apart from those involving estimations, that had the most significant effect on the amounts recognized in the consolidated financial statements.

Consolidation of 51% owned subsidiaries: GasLog Ltd. determined that it controlled the 51% owned subsidiaries, GAS-three Ltd., GAS-four Ltd., GAS-five Ltd. and GAS-six Ltd., because it was able to appoint three out of five members of the board of directors of each such subsidiary and the board of directors was empowered to make governance decisions. Following the acquisition of the non-controlling interest that was completed in June 2011, the above entities are 100% owned subsidiaries, as described in Note 1.

Vessel construction cost capitalization: The Group recognized installments paid to the shipyard in accordance with the contract and any directly attributable costs of bringing the vessels to their working condition incurred during construction period as vessel costs (Note 6). Directly attributable costs incurred during vessel construction period consisted of capitalized borrowing costs related to loans obtained to finance vessels construction (Note 12), commissions, on-site supervision costs, costs for sea trials, certain spare parts and equipment, lubricants and other vessel delivery expenses. Any vendor discounts were deducted from the cost of the vessels.

The key sources of estimation uncertainty are as follows:

Vessel lives and residual value: Vessels are stated at cost, less accumulated depreciation. The estimates and assumptions that have the most significant effect on the vessel carrying amount are estimations in relation to useful lives of vessels of 35 years and the residual value estimated as 10% of the initial vessel cost (Note 6).

An increase in the estimated useful life of a vessel or in its residual value would have the effect of decreasing the annual depreciation charge and an increase in the estimated useful life of a vessel would also extend annual depreciation charge into later periods. A decrease in the useful life of a vessel or its residual value would have the effect of increasing the annual depreciation charge.

When regulations place significant limitations over the ability of a vessel to trade on a worldwide basis, the vessel’s useful life is adjusted to end at the date such regulations become effective. The estimated residual value of a vessel may not represent the fair market value at any one time as in part market prices of scrap rates tend to fluctuate.

Impairment of Vessels: The Group evaluates the carrying amounts of its vessels to determine whether there is any indication that those vessels have suffered an impairment loss. If any such indication exists, the recoverable amount of vessels is estimated in order to determine the extent of the impairment loss, if any.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. The projection of cash flows related to vessels is complex and requires management to make various estimates including future freight rates, earnings from the vessels and discount rates. All of these items have been historically volatile. In assessing the fair value less cost to sell of the vessel, the Group obtains vessel valuations

GasLog Ltd. and its Subsidiaries

Notes to the consolidated financial statements
For the years ended December 31, 2009, 2010 and 2011
(All amounts expressed in U.S. Dollars)

from leading, independent and internationally recognized ship brokers on an annual basis or when there is an indication that an asset or assets may be impaired. If an indication of impairment is identified, the need for recognizing an impairment loss is assessed by comparing the carrying amount of the vessels to the higher of the fair value less cost to sell and the value in use. At December 31, 2011 and December 31, 2010, the carrying amounts of the Group’s vessels were lower than the independent broker valuation (after adjusting for estimated selling costs) for all of the owned vessels; therefore there were no indicators that the carrying amounts of the vessels may not be recoverable.

Deferred drydocking cost: The Group recognizes drydocking costs as a separate component of the vessels’ carrying amounts and amortizes the drydocking cost on a straight-line basis over the estimated period until the next drydocking. The Group uses judgment when estimating the period between drydockings performed, which can result in adjustments to the estimated amortization of the drydocking expense. If the vessel is disposed of before the next drydocking, the remaining balance of the deferred drydock is written-off and forms part of the gain or loss recognized upon disposal of vessels in the period when contracted. The Group expects that its vessels will be required to be drydocked in approximately 60 months after their delivery from the shipyard, and thereafter every 30 or 60 months will be required to undergo special or intermediate surveys and drydocked for major repairs and maintenance that cannot be performed while the vessels are operating. The Group amortizes its estimated drydocking expenses for the first special survey over five years, but this estimate might be revised in the future. Management estimates costs capitalized as part of the drydocking component as costs to be incurred during the first drydocking at the drydock yard for a special survey and parts and supplies used in making such repairs that meet the recognition criteria, based on historical experience with similar types of vessels.

Measurement of equity-settled share-based payments expense: As described in Note 19, the Group used a valuation technique that included inputs that are not based on observable market data as the market price for its shares is not available. The valuation technique is consistent with generally accepted valuation methodologies for pricing financial instruments and incorporates all factors and assumptions that knowledgeable, willing market participants would consider in setting the price. Details of the valuation methodology and significant assumptions used are set out in Note 19.

Impairment of goodwill: Determining whether goodwill is impaired requires an estimation of the recoverable amount, which is the higher of fair value less costs to sell and value in use, of the cash-generating units to which goodwill has been allocated. The value in use calculation requires the Group to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate present value. Details of the impairment analysis are set out in Note 3. No impairment loss was recognized for any of the periods presented.

Adoption of new and revised IFRS

(a) Standards and interpretations adopted in the current period

There are no new and revised Standards and Interpretations that are effective for the first time for the financial year beginning on or after January 1, 2011 that had a material impact on the Group.

(b) Standards and amendments in issue not yet adopted

At the date of authorization of these financial statements, the following standards and amendments relevant to the Group were in issue but not yet effective:

•

In October 2010 the IASB reissued IFRS 9 Financial Instruments. IFRS 9 specifies how an entity should classify and measure financial assets and financial liabilities. The new standard requires all financial assets to be subsequently measured at amortized cost or fair value depending on the business model of the legal entity in relation to the management of the financial assets and the contractual cash flows of the financial asset. The standard also requires a financial liability to be

GasLog Ltd. and its Subsidiaries

Notes to the consolidated financial statements
For the years ended December 31, 2009, 2010 and 2011
(All amounts expressed in U.S. Dollars)

classified as either at fair value through profit and loss or at amortized cost. In December 2011, the IASB deferred the effective date of IFRS 9 to annual periods beginning on or after January 1, 2015. The Group did not elect to early adopt this Standard.

•

In May 2011 the IASB issued amendments to standards relating to consolidated financial statements, including IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements, IFRS 12 Disclosures of Interest in Other Entities, IAS 27 Consolidated and Separate Financial Statements, and IAS 28 Investments in Associates and Joint Ventures. These amendments, among other things, update the definition of control under IFRS and consolidate the disclosure requirements for interests in other entities. The guidance is effective for fiscal years beginning on or after January 1, 2013, but early adoption is permitted.

•

In May 2011 the IASB issued IFRS 13 Fair Value Measurement which establishes a single source of guidance for fair value measurements under IFRS standards. IFRS 13 defines fair value, provides guidance on its determination and introduces consistent requirements for disclosures on fair value measurements. The standard is effective for fiscal years beginning on or after January 1, 2013, but early adoption is permitted.

•

In June 2011 the IASB issued Amendments to IAS 1 Presentation of Financial Statements, which provides guidance on the presentation of items contained in other comprehensive income and their classification within other comprehensive income. The revised standard is effective for annual periods beginning on or after July 1, 2012.

•

In June 2011 the IASB issued amendments to IAS 19 Employee Benefits that change the accounting for defined benefit plans and termination benefits. The most significant amendment requires an entity to recognize changes in defined benefit obligations and plan assets when they occur, thus eliminating the “corridor approach” permitted under the previous version of IAS 19. Entities will be required to segregate changes in the defined benefit obligation and in the fair value of plan assets into those associated with (1) service costs, (2) net interest on the net defined benefit liability (asset), and (3) remeasurements. The revised standard is effective for fiscal years beginning on or after January 1, 2013, but early adoption is permitted.

Management is currently evaluating the impact of these standards.

There are no other new and revised Standards and Interpretations that are not yet effective that are expected to have a material impact on the Group.

3. Goodwill

	2010	2011
At December 31	9,511,140	9,511,140

Goodwill resulted from the acquisition in 2005 of Ceres LNG Services Ltd., the vessel management company, which represents a cash-generating unit. On September 30, 2011, Ceres LNG Services Ltd. was renamed “GasLog LNG Services Ltd.” As of December 31, 2011, the Group assessed the recoverable amount of goodwill, and concluded that goodwill associated with the Group’s vessel management company was not impaired. The recoverable amount of the vessel management operations is determined based on a value-in-use calculation which uses cash flow to be generated from external customers based on financial budgets approved by management covering a four year period until 2015 and terminal multiple of 8.

Growth is based on conservative estimates and considers the number of vessels expected to be under management based on the contracts in place at the end of the year. Management believes that

GasLog Ltd. and its Subsidiaries

Notes to the consolidated financial statements
For the years ended December 31, 2009, 2010 and 2011
(All amounts expressed in U.S. Dollars)

any reasonably possible further change in the key assumptions on which recoverable amount is based would not cause the carrying amount of the cash-generating unit to exceed its recoverable amount.

The key assumptions used in the value-in-use calculations are as follows:

(i)	Average inflation of 2% per annum;

(ii)	A discount rate of 15% per annum;

(iii)	Annual growth rate of nil; and

(iv)	1 Euro = USD 1.30.

4. Investment in Associate

	2009	2010	2011
At January 1	7,103,446	7,113,316	7,002,904
Return of investment from associate	—	—	(500,000)
Share of profit of associate	634,870	1,459,588	1,311,970
Dividend declared	(625,000)	(1,570,000)	(1,286,787)

At December 31	7,113,316	7,002,904	6,528,087

During the year ended December 31, 2011, the Group’s associate, Egypt LNG Shipping Ltd., distributed $2,000,000 in excess of its accumulated retained earnings. The portion of such distribution related to the Group was $500,000.

At December 31, 2010 and 2011 the Group participated in the following associate:

Name	Effective Interest	Country of Incorporation	Principal activity
Egypt LNG Shipping Ltd.	25.00%	Bermuda	Shipping LNG sector

Egypt LNG Shipping Ltd. owns and operates a 145,000 cubic meter LNG vessel built in 2007. Summarized financial information in respect of Egypt LNG Shipping Ltd. is set out below.

	As of December 31,
	2010	2011
Total assets	182,359,483	176,418,580
Total liabilities	(154,347,862)	(150,306,234)

Net assets	28,011,621	26,112,346

Group’s share of associate’s net assets	7,002,904	6,528,087

	For the years ended December 31,
	2009	2010	2011
Revenues	17,343,780	17,002,496	17,586,396
Profit for the year	2,539,485	5,838,352	5,247,878
Dividend declared	(2,500,000)	(6,280,000)	(5,147,150)

Group’s share of associate’s profit	634,870	1,459,588	1,311,970

Group’s share of associate’s dividend	625,000	1,570,000	1,286,787

5. Financial Investments

The Group’s financial investments were 2,784,700 shares of BW Gas Limited, an entity involved in the gas transportation shipping sector which was listed on the Norwegian Stock Exchange. Financial investments were classified as FVTPL and fair value was determined by reference to the Norwegian

GasLog Ltd. and its Subsidiaries

Notes to the consolidated financial statements
For the years ended December 31, 2009, 2010 and 2011
(All amounts expressed in U.S. Dollars)

Stock Exchange closing quoted bid. On April 22, 2009, the Group accepted an offer and sold all of its investment of 2,784,700 shares of BW Gas Limited, for $8,944,017 or at a price of NOK 21.00 (equivalent to approximately $3.21) per share as compared to a December 31, 2008 fair value of the investment of $1.52 (NOK 10.70) per share or aggregate fair value of $4,255,014. This transaction generated a profit of $4,689,003, recorded in Gain on financial investments in the 2009 consolidated statement of income.

GasLog Ltd. and its Subsidiaries

Notes to the consolidated financial statements
For the years ended December 31, 2009, 2010 and 2011
(All amounts expressed in U.S. Dollars)

6. Tangible Fixed Assets and Vessels Under Construction

The 2009, 2010 and 2011 movements in tangible fixed assets and vessels under construction are reported in the following table:

	Vessel component	Drydocking component	Office property and other tangible assets	Total tangible fixed assets	Total vessels under construction
Cost
At January 1, 2009	—	—	391,931	391,931	201,426,827
Additions	—	—	409,490	409,490	45,018,137

At December 31, 2009	—	—	801,421	801,421	246,444,964

Additions	—	—	364,914	364,914	228,240,597
Transfer from vessels under construction	450,985,561	5,000,000	—	455,985,561	(455,985,561)

At December 31, 2010	450,985,561	5,000,000	1,166,335	457,151,896	18,700,000

Additions	564,000	—	900,175	1,464,175	90,369,864

At December 31, 2011	451,549,561	5,000,000	2,066,510	458,616,071	109,069,864

Depreciation
At January 1, 2009	—	—	200,810	200,810	—
Depreciation expense	—	—	125,567	125,567	—

At December 31, 2009	—	—	326,377	326,377	—

Depreciation expense	5,889,430	506,735	164,216	6,560,381	—

At December 31, 2010	5,889,430	506,735	490,593	6,886,758	—

Depreciation expense	11,612,417	1,000,000	214,867	12,827,284	—

At December 31, 2011	17,501,847	1,506,735	705,460	19,714,042	—

Net book value
At December 31, 2009	—	—	475,044	475,044	246,444,964

At December 31, 2010	445,096,131	4,493,265	675,742	450,265,138	18,700,000

At December 31, 2011	434,047,714	3,493,265	1,361,050	438,902,029	109,069,864

Vessels with a carrying amount of $437,540,979 (2010: $449,589,396) have been pledged as collateral under terms of the Group’s loan agreements (Note 12—Existing Loan Facilities).

Vessels under construction

On March 28, 2008 GAS-one Ltd. and GAS-two Ltd. signed transfer agreements assuming all rights and obligations under shipbuilding contracts for the construction of two LNG carriers (155,000 cubic meters each), Hull Number 1641 and Hull Number 1642, with Samsung Heavy Industries Co. Ltd. The vessels were delivered in May and July of 2010, respectively.

In May 2010 GAS-three Ltd. and GAS-four Ltd. entered into shipbuilding contracts for the construction of two LNG carriers (155,000 cubic meters each), Hull Number 1946 and Hull Number 1947, with Samsung Heavy Industries Co. Ltd. The vessels are expected to be delivered in 2013. As of December 31, 2011, GAS-three Ltd. and GAS-four Ltd. each paid to the shipyard $18,700,000, which has been included in vessels under construction.

In March 2011 GAS-five Ltd. and GAS-six Ltd. entered into shipbuilding contracts with Samsung Heavy Industries Co. Ltd. for the construction of two LNG carriers (155,000 cubic meters each), Hull

GasLog Ltd. and its Subsidiaries

Notes to the consolidated financial statements
For the years ended December 31, 2009, 2010 and 2011
(All amounts expressed in U.S. Dollars)

Number 2016 and Hull Number 2017. The vessels are expected to be delivered in 2013. As of December 31, 2011, GAS-five Ltd. and GAS-six Ltd. paid $19,000,000 and $9,500,000, respectively, to the shipyard, which has been included in Vessels under construction.

In June 2011 GAS-seven Ltd. and GAS-eight Ltd. entered into shipbuilding contracts with Samsung Heavy Industries Co. Ltd. for the construction of two LNG carriers (155,000 cubic meters each), Hull Number 2041 and Hull Number 2042. The vessels are expected to be delivered in 2013 and 2014. As of December 31, 2011, GAS-seven Ltd. and GAS-eight Ltd. had each paid to the shipyard $9,850,000, which has been included in Vessels under construction.

In July 2011 GAS-nine Ltd. and GAS-ten Ltd. entered into shipbuilding contracts with Samsung Heavy Industries Co. Ltd. for the construction of two LNG carriers (155,000 cubic meters each), Hull Number 2043 and Hull Number 2044. The vessels are expected to be delivered in 2014 and 2015. As of December 31, 2011, GAS-nine Ltd. and GAS-ten Ltd. each paid $9,962,500 to the shipyard, which has been included in Vessels under construction.

The Group expects to pay the remaining installments for the vessels under construction as they come due upon each vessel’s keel laying, launching and delivery (Note 20(b)).

The detail of cumulative vessels under construction costs as of December 31, 2010 and 2011 was as follows:

	2010	2011
Progress shipyard installment payments	448,200,000	105,525,000
Capitalized loan interest	12,223,960	—
Capitalized loan issuance costs	1,137,163	—
Pre-delivery capitalized costs	13,124,438	3,544,864
Transfer to vessel cost	(455,985,561)	—

Total	18,700,000	109,069,864

The detail of cumulative pre-delivery capitalized costs as of December 31, 2010 and 2011 was as follows:

	2010	2011
Brokerage commissions	4,000,000	—
Special bonus (Note 18)	—	3,800,000
Onsite supervision costs	2,494,739	694,119
Shipyard commissions	—	(949,255)
Sea and gas trials	1,160,078	—
Spare parts, equipment and other vessel delivery expenses	5,469,621	—

Total	13,124,438	3,544,864

In July 2011, GasLog Ltd.’s board of directors approved the award of a special bonus of $3,800,000 in the aggregate to certain key members of management for their achievements in the successful negotiation of commercial terms and conditions with the shipyard for the construction of two of the Group’s newbuilding vessels. Refer to Note 18, Related Party Transactions.

GasLog Ltd. and its Subsidiaries

Notes to the consolidated financial statements
For the years ended December 31, 2009, 2010 and 2011
(All amounts expressed in U.S. Dollars)

7. Cash and Cash Equivalents

	At December 31,
	2010	2011
Current account	12,840,297	18,990,637
Time deposits	3,544,150	—
Ship management client accounts	6,885,653	1,102,272

Total	23,270,100	20,092,909

The amount of $1,102,272 (2010: $6,885,653) in ship management client accounts represents amounts provided by the clients of GasLog LNG Services Ltd. in order to enable the Group to cover obligations of vessels under management.

With respect to the next installment and interest due for the loan facility of GAS-two Ltd. (Note 12), an amount of $3,365,345 is kept in a retention account as of December 31, 2011 (2010: $5,828,895).

8. Trade and other receivables

An analysis of the trade and other receivable is as follows:

	At December 31,
	2010	2011
Trade receivables	397,727	208,051
VAT receivable	376,029	594,349
Accrued income	—	1,473,078
Other receivables	48,082	407,342

Total	821,838	2,682,820

As of December 31, 2011 and 2010, no material receivable balances were past due or impaired, and therefore no allowance was necessary.

9. Prepayments and other current assets

An analysis of prepayments and other current assets is as follows:

	At December 31,
	2010	2011
IPO costs	—	2,885,620
Prepaid expenses	774,175	480,077

Total	774,175	3,365,697

10. Share Capital

The Group’s authorized share capital includes 200,000 common shares of $1.00 each. As of December 31, 2010, the issued and outstanding share capital consisted of: (i) 150,000 common shares, par value $1.00 per share; (ii) 10,679 manager shares, par value $1.00 per share; and (iii) 3,613 subsidiary manager shares, par value $1.00 per share. On August 25, 2011, 1,645 manager shares were converted into common A shares and were transferred to a third party. This transaction resulted in an accelerated vesting for these shares. As of December 31, 2011, the issued and outstanding share capital consisted of: (i) 150,000 common shares, par value $1.00 per share; (ii) 9,034 manager shares, par value $1.00 per share; (iii) 3,613 subsidiary manager shares, par value $1.00 per share; and (iv) 1,645 common A shares, par value $1.00 per share.

GasLog Ltd. and its Subsidiaries

Notes to the consolidated financial statements
For the years ended December 31, 2009, 2010 and 2011
(All amounts expressed in U.S. Dollars)

Members of senior management of GasLog Ltd. and GasLog LNG Services Ltd. will take possession of the manager shares and the subsidiary manager shares as described in Note 19.

	2010	2011
At January 1	164,292	164,292

At December 31	164,292	164,292

11. Contributed Surplus

	2010	2011
At January 1	131,487,487	199,861,878
Acquisition of non-controlling interest.	—	18,633,122
Contributions during the year	85,624,391	90,947,575
Dividends declared	(17,250,000)	(8,500,000)

At December 31	199,861,878	300,942,575

The contributed surplus represents amounts contributed by the Group’s shareholders in excess of par value to provide the Group with working capital and funding to acquire new vessels.

Management of capital

The Group’s net capital comprises of ordinary share capital, contributed surplus, accumulated deficit, cash flow hedging reserve and equity-settled employee benefits reserve. At December 31, 2011 and 2010, the Group had equity of $290,285,521 and $180,932,128, respectively. At December 31, 2010, $9,199,095 of the Group’s equity was attributable to non-controlling shareholders of vessel-owning subsidiaries (Note 1).

The Group’s objectives when managing net capital are to provide an optimal return to shareholders over the short to medium term whilst ensuring the protection of its assets by minimizing risk. The Group seeks to achieve its objectives by managing its financial risks. The Group does not have any externally imposed capital requirements other than the debt agreements that do not permit a change in control before the completion of a qualified IPO (Note 12).

12. Bank Loans

	At December 31,
	2010	2011
Long-term loans	312,994,523	283,114,333
Less: unamortized deferred loan issuance costs	(2,757,465)	(2,049,314)

Total	310,237,058	281,065,019

Amounts due within one year	23,345,235	24,987,003
Less: unamortized deferred loan issuance costs	(704,752)	(710,190)

Loans—current portion	22,640,483	24,276,813

Amounts due after one year	289,649,288	258,127,330
Less: unamortized deferred loan issuance costs	(2,052,713)	(1,339,124)

Loans—non-current portion	287,596,575	256,788,206

Total	310,237,058	281,065,019

GasLog Ltd. and its Subsidiaries

Notes to the consolidated financial statements
For the years ended December 31, 2009, 2010 and 2011
(All amounts expressed in U.S. Dollars)

Existing Loan Facilities

(a) Danish Ship Finance A/S loan

In March 2008 GAS-one Ltd. entered into a bank loan facility of up to $174,033,000 with Danish Ship Finance A/S in order to partially finance the construction of an LNG vessel. The balance outstanding as of December 31, 2011 was $157,155,519 and is repayable in 34 consecutive quarterly installments. The first 6 installments are in the amount of $2,812,913, followed by 28 installments of $2,062,913 together with a final balloon payment of $82,516,477 payable concurrently with the last installment in May 2020. The loan bears interest at LIBOR plus a margin. The Group has entered into two fixed interest rate swap agreements related to this facility (Notes 21, 22 and 23).

Security, covenants and guarantees

The loan is secured by a first priority mortgage over the vessel owned by GAS-one Ltd. (GasLog Savannah) together with a guarantee from Ceres Shipping. In addition the lender has imposed covenants in respect of ship management approvals for charters, ship registration and flagging, as well as the ship manager.

GAS-one Ltd. is also subject to market value covenant, whereas if the market value of the vessel plus the net realizable value of any additional security provided is below 110% of the principal and interest outstanding under the loan facility, the lender has the right to request the borrower to immediately repay such part of the loan that will eliminate the shortfall in the security or provide any additional security or guarantees in order to meet these covenants.

Compliance with the market value covenant is required on an annual basis and the Group was in compliance as of December 31, 2011.

(b) DnB Nor Bank ASA loan and DnB Nor Bank ASA, National Bank of Greece and UBS AG syndicated loan

On March 11, 2008, GAS-two Ltd. entered into a loan agreement of up to $80,000,000 with DnB Nor Bank ASA. The facility was drawn down in one amount and was due for repayment on the maturity date of July 15, 2009. The Group had the option to extend the period of the loan to May 2010. The loan bore interest at LIBOR plus a margin.

On November 17, 2009, GAS-two Ltd. refinanced the then existing loan of $80,000,000 by entering into a syndicated loan agreement of up to $147,500,000 with DnB Nor Bank ASA, National Bank of Greece and UBS AG. The first draw-down on the new facility was $80,000,000 and was used to repay the existing facility. The post-delivery tranche of up to $67,500,000 was drawn upon delivery of the vessel (GasLog Singapore). The balance outstanding as of December 31, 2011 was $125,958,814 and is repayable in 9 consecutive quarterly installments, as well as a balloon payment of $95,065,490 due together with the 9th and final installment in January 2014. The loan bears interest at LIBOR plus a margin.

Security, covenants and guarantees

The loan is secured by a first priority mortgage over the vessel owned by GAS-two Ltd. (GasLog Singapore) together with an assignment of refund guarantees from GasLog Carriers Ltd. and GasLog Ltd., a counter-guarantee from Ceres Shipping and pledge of the share capital of GAS-two Ltd. In addition the lender has imposed covenants in respect to the ship management, approvals for charters, ship registration and flagging, as well as the ship manager, fair market value maintenance of collateral vessel covenant whereas in no event can the fair market value of the collateral vessel be lower than 120% of the aggregate outstanding amount of the loan, requirement of the prior written consent of the

GasLog Ltd. and its Subsidiaries

Notes to the consolidated financial statements
For the years ended December 31, 2009, 2010 and 2011
(All amounts expressed in U.S. Dollars)

lenders or otherwise restriction of GAS-two Ltd.’s ability to, declare or pay dividends to GasLog Ltd. without the lender’s approval. Ceres Shipping, the Guarantor, is also required to comply with certain financial covenants, such as the requirements for working capital and market adjusted net worth, as defined by the loan agreement. Compliance with the financial covenants related to the Guarantor is required on a semi-annual calendar basis and the Guarantor was in compliance as of December 31, 2011.

Compliance with the market value covenant related to the Group is required on an annual basis and the Group was in compliance as of December 31, 2011.

With respect to the next installment and interest due for this loan facility, an amount of $3,365,345 is kept in a retention account as of December 31, 2011 (2010: $5,828,895).

New Loan Facilities

(a) Credit Suisse AG

Following a commitment letter signed on September 12, 2011, on January 18, 2012 GAS-seven Ltd. entered into a loan agreement up to $144,000,000 with Credit Suisse AG, for the purpose of financing one of the newbuilding vessels. The agreement provides for a single draw-down upon or after delivery of the newbuilding vessel, with amounts to be repaid in 28 consecutive quarterly installments beginning three months from the delivery date of the vessel, with a balloon payment of $88,000,000 payable together with the final installment. Amounts drawn under the facility will bear interest at LIBOR plus a margin.

Security, covenants and guarantees

The obligations under the facility will be secured by a first priority mortgage over the newbuilding vessel, a first priority assignment of all earnings related to the vessel, including a pledge of the vessel’s earnings accounts, and an assignment of any insurance proceeds related to the vessel. Obligations under the facility are also guaranteed by GasLog Ltd., GasLog Carriers Ltd., Ceres Shipping and the Joint Venture Partner. In addition, there is a covenant that the aggregate charter free fair market value of the collateral vessel is at all times at least 120% of the aggregate outstanding principal balance under the facility. GasLog Ltd., Ceres Shipping and the Joint Venture Partner are required to comply with certain financial covenants.

(b) Nordea Bank Finland PLC, ABN Amro Bank N.V. and Citibank International PLC syndicated loan

On October 3, 2011, GAS-five Ltd. and GAS-six Ltd. entered into a loan agreement of up to $277,000,000 with Nordea Bank Finland PLC, ABN Amro Bank N.V. and Citibank International PLC in order to partially finance the acquisition of two LNG vessels. The loan agreement provides for two equal tranches, to be drawn upon delivery of two specified newbuilding vessels.

The facility requires each company to repay their respective tranche in consecutive quarterly installments beginning three months from the delivery date of the applicable vessel each amounting to 1/68 of the drawndown amount and by a balloon installment equal to the outstanding balance no later than the earlier of the sixth anniversary of the drawdown or July 2019.

Security, covenants and guarantees

The obligations will be secured prior to the first drawdown by a first priority mortgage over the relevant newbuildings, a pledge of the share capital of the respective vessel owning companies and a

GasLog Ltd. and its Subsidiaries

Notes to the consolidated financial statements
For the years ended December 31, 2009, 2010 and 2011
(All amounts expressed in U.S. Dollars)

first priority assignment of earnings related to the vessels, including charter revenue, management revenue, requisition compensation and any insurance proceeds. Obligations under the facility are also guaranteed by GasLog Ltd., Gaslog Carriers Ltd., Ceres Shipping and the Joint Venture Partner. Each of the vessel owning companies, after the facility drawdown is required to have a minimum liquidity of $1,500,000. In addition, the companies are subject to market value covenants pursuant to which an event of default could occur under the facility if the aggregate charter free fair market value of the two collateral vessels were to fall below 120% of the aggregate outstanding principal balance under the facility. GasLog Ltd., Ceres Shipping and the Joint Venture Partner are required to comply with certain financial covenants.

(c) DnB Bank ASA, Commonwealth Bank of Australia, Danish Ship Finance A/S, ING Bank N.V. and Skandinaviska Enskilda Banken AB (publ)

On December 23, 2011, GAS-eight Ltd., GAS-nine Ltd. and GAS-ten Ltd. entered into a loan agreement for a senior secured credit facility of up to $435,000,000 with DnB Bank ASA, Commonwealth Bank of Australia, Danish Ship Finance A/S, ING Bank N.V. and Skandinaviska Enskilda Banken AB (publ) for the purpose of financing three of the newbuilding vessels.

The loan agreement provides for three tranches, to be drawn upon delivery of each newbuilding vessel. Each tranche is repayable in 28 consecutive quarterly installments beginning three months from the delivery date of the applicable vessel, with balloon payments equal to $87,280,000, $89,160,000 and $89,160,000 due with the final installments. Amounts drawn will bear interest at LIBOR plus a margin.

Security, covenants and guarantees

The obligations under the facility will be secured by a first priority mortgage over the newbuilding vessels, a pledge of the share capital of the respective three vessel owning companies and a first priority assignment of earnings related to the vessels, including charter revenue, management revenue and any insurance and requisition compensation. Obligations under the facility are also guaranteed by GasLog Ltd., GasLog Carriers Ltd., Ceres Shipping and the Joint Venture Partner. The facility includes customary restrictive covenants, and among other restrictions the facility includes a fair market value covenant pursuant to which an event of default could occur under the facility if the aggregate charter free fair market value of the three collateral vessels were to fall below 120% of the aggregate outstanding principal balance under the facility and any negative marked-to market value arising under any hedging transaction. GasLog Ltd., Ceres Shipping and the Joint Venture Partner are required to comply with certain financial covenants.

Guarantors’ Covenants

GasLog Ltd., as corporate guarantor for the new loan facilities, is subject to specified financial covenants on a consolidated basis. These financial covenants include the following:

(i)	net working capital (excluding the current portion of long-term debt) must be positive;

(ii)	total indebtedness divided by total capitalization must not exceed 70% (or 65% after a qualified IPO);

(iii)

the ratio of EBITDA over debt service obligations (including interest and debt repayments) on a trailing 12 months’ basis must be no less than 110% (compliance will be required on December 31, 2013 or at the last compliance date immediately before the loan drawdown as specified by the relevant bank);

GasLog Ltd. and its Subsidiaries

Notes to the consolidated financial statements
For the years ended December 31, 2009, 2010 and 2011
(All amounts expressed in U.S. Dollars)

(iv)

the aggregate amount of all unencumbered cash and cash equivalents must exceed the higher of 3% of total indebtedness or $20 million after the first drawdown or, in the case of the Credit Suisse Loan, at the last compliance date immediately before the loan drawdown;

(v)

GasLog Ltd. is permitted to pay dividends, provided that such payments do not exceed 50% of the net profit for such financial year, subject to no event of default having occurred or occurring as a consequence of the payment of such dividends (after a qualified IPO, dividend payment is permitted provided that the Group holds unencumbered cash equal to at least 4% of its total indebtedness); and

(vi)	the Group’s market value adjusted net worth must at all times exceed $200,000,000 ($350,000,000 after a qualified IPO).

The credit facilities also impose certain restrictions relating to GasLog Ltd., including restrictions that limit its ability to make any substantial change in the nature of its business or to engage in transactions that would constitute a change of control, without repaying all of the Group’s indebtedness in full, or to allow the Group’s controlling shareholders to reduce their shareholding in GasLog Ltd. below specified thresholds.

Compliance with the financial covenants is required on a semi-annual basis starting from December 31, 2011 in respect of the covenants described in (i), (ii), (v) and (vi) above.

Ceres Shipping and the Joint Venture Partner have also provided guarantees for the facilities and are required to comply with certain financial covenants, such as the requirements for working capital and market adjusted net worth as defined by the loan agreements. Compliance with the financial covenants is required on a semi-annual basis starting from December 31, 2011.

GasLog Ltd. and the other guarantors were in compliance with the financial covenants in force as of December 31, 2011.

Ceres Shipping and the Joint Venture Partner’s guarantees and covenant compliance requirements, and corresponding cross default provisions, will be released upon completion of the IPO.

Committed Loan Facilities

DnB Bank ASA and Export-Import Bank of Korea

On December 8, 2011, the Group accepted a commitment letter from DnB Bank ASA, acting through its London Branch, and the Export-Import Bank of Korea for a senior secured credit facility of up to $272,500,000 for the purpose of financing two of the newbuiding vessels. The commitment letter provides for two tranches, to be drawn by GAS-three Ltd. and GAS-four Ltd. upon delivery of each newbuilding vessel and repaid in 48 equal quarterly installments beginning three months from the delivery date of the applicable vessel, with balloon payments equal to $40,000,000 each due with the final installments. Amounts drawn will bear interest at LIBOR plus a margin.

Security, covenants and guarantees

The obligations under the facility will be secured by a first priority mortgage over the newbuilding vessels, a pledge of the share capital of the two companies and a first priority assignment of earnings related to the vessels, including charter revenue, management revenue and any insurance and requisition compensation. Obligations under the facility will also be guaranteed by GasLog Ltd., GasLog Carriers Ltd., Ceres Shipping and the Joint Venture Partner. The facility will include customary respective covenants, and among other restrictions the facility will include a fair market value covenant pursuant to which an event of default could occur under the facility if the aggregate fair market value of the collateral vessels (without taking into account any charter arrangements) were to fall below 120% of

GasLog Ltd. and its Subsidiaries

Notes to the consolidated financial statements
For the years ended December 31, 2009, 2010 and 2011
(All amounts expressed in U.S. Dollars)

the aggregate outstanding principal balance under the facility and any negative marked-to market value arising under any hedging transaction. GasLog Ltd., Ceres Shipping and the Joint Venture Partner are required to comply with certain financial covenants.

Loan Repayment Schedule

The maturity table below reflects the principal payments of all loan facilities outstanding as of December 31, 2011 for the next five years and thereafter based on the repayment schedule of the respective loan facilities (as described above):

2011
Not later than one year	24,987,003
Later than one year and not later than three years	130,226,768
Later than three year and not later than five years	16,503,304
Later than five years	111,397,258

Total	283,114,333

The weighted average interest rate for both loans as of December 31, 2011 was 3.91% (2010: 2.79%).

Deferred Financing Costs

Fees incurred for obtaining new loans or refinancing existing facilities for the two owned vessels in operation were recorded as deferred loan issuance costs and classified contra to debt.

As of December 31, 2011, commitment, arrangement, structuring, legal and agency fees of $14,289,327 incurred for obtaining new loans that will be drawn upon delivery of the vessels have been classified in non-current assets in the statement of financial position and will be classified contra to debt on the drawdown date. The amount paid during the year ended December 31, 2011 is $4,757,032. From the remaining balance of $9,532,295, an amount of $1,902,375 is classified under non-current liabilities and an amount of $7,629,920 is classified under other payables and accruals, in the statement of financial position. Such fees are being deferred and amortized to financial costs over the life of the related debt, using the effective interest method. Amortization amounts during vessel construction period are capitalized as vessels cost.

13. Other Payables and Accruals

An analysis of other payables and accruals is as follows:

	At December 31,
	2010	2011
Social contributions	458,894	726,571
Unearned revenue	4,742,619	4,731,043
Accrued legal and professional fees	51,449	1,253,025
Accrued board of directors’ fees	—	572,500
Accrued employee costs	334,884	1,004,390
Other accruals	325,807	1,231,605
Accrued financing cost	—	7,629,920
Accrued interest	1,071,258	1,391,969

Total	6,984,911	18,541,023

GasLog Ltd. and its Subsidiaries

Notes to the consolidated financial statements
For the years ended December 31, 2009, 2010 and 2011
(All amounts expressed in U.S. Dollars)

14. Vessel Operating and Supervision Costs

An analysis of vessel operating and supervision costs is as follows:

	For the year ended December 31,
	2009	2010	2011
Employee costs	3,056,026	4,043,151	3,996,550
Crew wages	—	2,504,419	5,619,401
Technical maintenance expenses	—	355,370	1,323,874
Provisions and stores	—	687,322	532,923
Insurance expenses	—	403,057	801,904
Other operating expenses	—	650,738	671,409

Total	3,056,026	8,644,057	12,946,061

15. General and Administrative Expenses

An analysis of general and administrative expenses is as follows:

	For the year ended December 31,
	2009	2010	2011
Employee costs	4,855,272	5,749,739	8,643,153
Board of directors’ fees	—	—	572,500
Expense recognized in respect of equity-settled share-based payments	—	3,579,684	3,991,673
Rent and utilities	536,513	831,491	1,180,218
Travel and accommodation	76,834	214,080	269,868
Legal and professional	591,204	398,769	1,069,093
Project expenses	135,734	328,562	—
Other expenses	45,745	468,689	270,090

Total	6,241,302	11,571,014	15,996,595

16. Financial Costs

	For the year ended December 31,
	2009	2010	2011
Amortization of deferred loan issuance costs	473,542	665,085	708,151
Interest expense	4,726,438	7,696,842	8,772,063
Less: Capitalized interest expense and deferred loan issuance costs	(5,199,980)	(3,392,808)	—
Financial costs—bank commissions	72,143	76,998	151,048

Total financial costs	72,143	5,046,117	9,631,262

17. Contingencies

Various claims, suits and complaints, including those involving government regulations, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, environmental claims, agents and insurers and from claims with suppliers relating to the operations of the Group’s vessels. Currently, management is not aware of any such claims or contingent liabilities requiring disclosure in the consolidated financial statements.

GasLog Ltd. and its Subsidiaries

Notes to the consolidated financial statements
For the years ended December 31, 2009, 2010 and 2011
(All amounts expressed in U.S. Dollars)

18. Related Party Transactions

The Group had the following balances with related parties which have been included in the consolidated statements of financial position:

Dividends receivable and due from related parties

	At December 31
	2010	2011
Dividends receivable from associate (Note 4)	750,000	950,000
Other receivables	526,197	323,796

Total	1,276,197	1,273,796

The other receivables due from related parties of $323,796 (2010: $526,197) are due from various related entities for payments processed and paid to various vendors on their behalf by the Group, as well as management and accounting services performed by GasLog LNG Services Ltd.

Current Liabilities

	As of December 31,
	2010	2011
Ship management creditors	204,945	90,226
Amounts due to related parties	172,319	114,069

Ship management creditors’ liability includes cash collected from Egypt LNG Shipping Ltd. to cover the obligations of its vessel under the Group’s management.

Amounts due to related parties of $114,069 (2010: $172,319) are expenses paid by a related party on behalf of the Group and payable due to other related parties for the office lease and other operating expenses.

GasLog Ltd. and its Subsidiaries

Notes to the consolidated financial statements
For the years ended December 31, 2009, 2010 and 2011
(All amounts expressed in U.S. Dollars)

The Group had the following transactions with related parties which have been included in the consolidated statements of income for the years ended December 31, 2009, 2010 and 2011:

	Company	Details	Statement of income account	2009	2010	2011
(a)	Egypt LNG Shipping Ltd.	Vessel management	Revenues	726,280	674,000	719,500
(b)	Ceres Marine Partners	Consultancy	Revenues	—	95,000	45,000
(c)	Nea Dimitra Property	Office rent and utilities	General and administrative expenses	513,566	441,962	570,283
(c)	Nea Dimitra Property	Internet line	General and administrative expenses	19,821	18,507	22,480
(d)	Ceres Monaco S.A.M.	Office rent and utilities	General and administrative expenses	—	386,664	539,300
(e)	Seres S.A.	Catering	General and administrative expenses	94,093	120,237	135,658
(e)	Seres S.A.	Consultancy services	General and administrative expenses	59,324	85,331	87,829
(f)	C Transport Maritime S.A.M.	Claims and Insurance fee	General and administrative expenses	—	—	28,000
(g)	Ceres Shipping	Employees Incentive Scheme	General and administrative expenses	—	483,000	238,000

(a)

One of the Group’s subsidiaries, GasLog LNG Services Ltd. provides vessel management services to Egypt LNG Shipping Ltd., the LNG vessel owning company, in which another subsidiary, GasLog Shipping Company Ltd., holds a 25% ownership interest.

(b)

The Group received consulting fees from Ceres Marine Partners Ltd., a company under common control with the Group, in respect of services provided to Ceres Marine Partners by members of GasLog Ltd.’s management team.

(c)

Through the subsidiary GasLog LNG Services Ltd., the Group leases office space in Piraeus, Greece, from an entity controlled by Ceres Shipping, Nea Dimitra Ktimatikh Kai Emporikh S.A. The lease agreement is filed with the Greek authorities. In addition, the Group reimburses Nea Dimitra for part of the costs of the building’s internet line.

(d)

Through the subsidiary GasLog Monaco S.A.M., the Group makes payments to Ceres Monaco S.A.M., an affiliate of Ceres Shipping, for its office space in Monaco. Ceres Monaco S.A.M. leases operating space pursuant to a service agreement with a third-party property owner, and the Group occupies a portion of the leased space. The Group pays Ceres Monaco S.A.M. Euro 31,850 per month for the office space (Euro 27,000 until September 30, 2011), which reflects a pro rata portion of the fees payable to the third-party property owner determined based on the amount of occupied space. In connection with the office space arrangements, the subsidiary GasLog Monaco S.A.M. has entered into a service level agreement with Ceres Monaco S.A.M.

(e)

GasLog LNG Services has also entered into an agreement with Seres S.A., an entity controlled by the Livanos family, for the latter to provide catering services to the staff based in the Piraeus office.

GasLog Ltd. and its Subsidiaries

Notes to the consolidated financial statements
For the years ended December 31, 2009, 2010 and 2011
(All amounts expressed in U.S. Dollars)

Amounts paid pursuant to the agreement are generally less than Euro 10 per person per day, but are slightly higher on special occasions. In addition, GasLog LNG Services has entered into an agreement with Seres S.A. for the latter to provide human resources, telephone and documentation services for the staff based in Piraeus. Amounts paid pursuant to the agreement are less than Euro 100,000 per year.

(f)

In 2010 and 2011, the Group though one of its subsidiaries, GasLog LNG Services Ltd., procured insurance for the vessels through C Transport Maritime SAM, an affiliate of Ceres Shipping, which has a dedicated insurance function. From July 1, 2011, this relationship is covered by a service agreement under which GasLog LNG Service Ltd. pays C Transport Maritime SAM $10,000 per owned vessel per annum and $3,000 per managed vessel per annum.

(g)

In May 2009, Ceres Shipping provided a promissory letter to GasLog LNG Services Ltd., relating to the funding of an employee incentive program established for key employees of GasLog LNG Services Ltd. Pursuant to the promissory letter, Ceres Shipping undertakes the responsibility to contribute to GasLog LNG Services Ltd. an amount equal to 2.8% of all dividends declared by GasLog Ltd. These contributions from Ceres Shipping are in turn distributable to key employees of GasLog LNG Services Ltd. through its wholly owned subsidiary, Ceres LNG Services Employee Incentive Scheme Ltd. The contribution by Ceres Shipping for the year ended December 31, 2011 was $238,000 (2010: $483,000) and has been recorded as a non-cash capital contribution by Owners of the Group and a charge to General and administrative expense.

Pursuant to a commission agreement with Samsung Heavy Industries Co. Ltd. shipyard, commissions due from the shipyard in relation to the newbuilding orders will be paid by Samsung Heavy Industries Co. Ltd. shipyard to DryLog Investments Ltd., an affiliate of Ceres Shipping. Upon receipt of the commissions, DryLog Investments Ltd. will forward the payments to the vessel-owning subsidiaries, after deducting handling fees for each payment. In the aggregate, as of December 31, 2011 these handling fees amounted to $6,370 (2010: $1,870) and were included in vessels under construction costs.

Compensation of key management personnel:

The remuneration of directors, and other members of key management was as follows:

	For the year ended December 31,
	2009	2010	2011
Remuneration	1,905,510	2,025,293	5,465,597
Short-term benefits	573,521	597,050	218,700
Expense recognized in respect of equity-settled share based payments	—	3,579,684	3,991,673

Total	2,479,031	6,202,027	9,675,970

In July 2011, GasLog Ltd.’s board of directors approved the award of a special bonus of $3,800,000 in the aggregate to certain key members of management for their achievements in the successful negotiation of commercial terms and conditions with the shipyard for the construction of two of the Group’s newbuilding vessels (Hull Number 2016 and Hull Number 2017). The special bonus is directly related to the services provided by these key members of management during the vessel construction contract negotiations phase and is not related to any other services provided to the Group by these key members of management. The special bonus therefore represents an employee benefit directly attributable to the construction of the vessels and it is included in Vessels under Construction. A portion of the bonus amounting to $285,000 was paid during the year ended December 31, 2011. The balance is payable in installments consistent with the payments due to the shipyard. As of December 31, 2011, the future obligations in respect of the special bonus amounted to $3,515,000, with $475,000 to be

GasLog Ltd. and its Subsidiaries

Notes to the consolidated financial statements
For the years ended December 31, 2009, 2010 and 2011
(All amounts expressed in U.S. Dollars)

paid within one year. However, a portion of these future obligations were accelerated and paid in January 2012 in connection with the resignation of GasLog Ltd.’s former chief executive officer.

At December 31, 2011, the members of senior management of GasLog Ltd. had an interest in 5.5% (2010: 6.5%) of the issued share capital of GasLog Ltd. representing 9,034 shares (2010: 10,679). Also, at December 31, 2011 members of senior management of GasLog LNG Services Ltd. had an interest in 2.2% (2010: 2.2%)of the issued share capital of GasLog Ltd. representing 3,613 shares (2010: 3,613) (Note 19).

19. Share-Based Payments

On January 1, 2010, GasLog Ltd. granted its manager and subsidiary manager shares to its key management personnel, including executives and senior employees (the “Beneficiaries”) of GasLog Ltd. (10,679 manager shares) and GasLog LNG Services Ltd. (3,613 subsidiary manager shares) in order for the Beneficiaries to have a strong incentive to perform their responsibilities under their respective contracts of employment. In accordance with the terms of the grant, the Beneficiaries have full voting, participation in earnings and dividend rights, but they cannot sell, assign, transfer or otherwise dispose of in whole or in part, any of the legal title or beneficial ownership of the shares issued to the Beneficiary or his nominee, until they take possession of the shares on January 1, 2013 or the shares of GasLog Ltd. are offered to the public. The proportionate share ownership of GasLog Ltd.’s shares by Beneficiaries cannot be diluted, unless and until: (i) GasLog Ltd. proceeds with a public offering of its shares; or (ii) the consolidated equity of the Group is at least equal to $500,000,000; or (iii) January 1, 2013; whichever occurs earlier.

Fair value of manager shares and subsidiary manager shares granted during the year

The fair value of the manager and subsidiary manager shares of GasLog Ltd. granted on January 1, 2010 was $751.40 per share. The first step in determining the fair value of the manager and subsidiary manager shares was to determine the fair value of the Group. The fair value of the Group was determined by discounted future cash flow valuation technique (income approach). According to this valuation technique, the value of the Group was determined to be equal to the present value of the net operating cash flows generated during each year of the explicit forecast period and the terminal value, understood as the cash flows the Group will be able to generate beyond the explicit forecast period. The cash flows taken into consideration were the Operating Free Cash Flows (“FCF”) discounted by using the Weighted Average Cost of Capital (“WACC”) of 7.31%. The terminal value was calculated using a perpetuity growth method with a perpetual annual growth rate set at a level equal to 1% and a capitalization multiple of 16. The terminal value calculated by using perpetuity growth method was then cross-checked with the terminal value calculated using the terminal multiple method. The fair value was then divided by the total number of shares of GasLog Ltd. issued and outstanding to determine the fair value per share on the date of the grant.

Movements in manager shares and subsidiary manager shares during the year

On August 25, 2011, 1,645 manager shares of GasLog Ltd. were converted into common A shares and were transferred to a third party. This transaction resulted in an accelerated vesting for these shares. As a result of the accelerated vesting, the Group recognized $412,018 of additional compensation in the year ended December 31, 2011. As of December 31, 2011, the number of shares outstanding in favor of the Beneficiaries was 12,647 (Note 18). The weighted average remaining vesting period is one year. The expense recognized in respect of equity-settled employee benefits for the years ended December 31, 2011 is $3,991,673 (2010: $3,579,684).

GasLog Ltd. and its Subsidiaries

Notes to the consolidated financial statements
For the years ended December 31, 2009, 2010 and 2011
(All amounts expressed in U.S. Dollars)

20. Commitments

(a)	At December 31, 2010 and 2011 the Group had the following commitments relating to buildings under operating leases:

Operating leases	2010	2011
Not later than one year	665,556	342,462
Later than one year and not later than three years	1,331,112	684,924
Later than three years and not later than five years	1,331,112	371,000
Later than five years	55,463	—

Total	3,383,243	1,398,386

(b)	Commitments relating to the vessels under construction (Note 6) at December 31, 2010 and 2011 payable to Samsung Heavy Industries Co. Ltd. were as follows:

Vessels under construction	2010	2011
Not later than one year	18,700,000	114,450,000
Later than one year and not later than three years	336,600,000	1,167,125,000
Later than three years and not later than five years	—	159,400,000

Total	355,300,000	1,440,975,000

(c)

Future gross minimum lease revenues receivable upon collection of hire under non-cancellable time charter agreements for vessels in operation as of December 31, 2010 and December 31, 2011 (Note 6) are as follows (vessel off-hires and drydocking days that could occur but are not currently known are not taken into consideration; in addition early delivery of the vessels by the charterers is not accounted for):

Lease revenues	2010	2011
Not later than one year	55,341,424	55,856,834
Later than one year and not later than three years	90,801,556	112,540,301
Later than three years and not later than five years	6,906,037	71,279,304

Total	153,049,017	239,676,439

On May 9, 2011, GAS-one Ltd. signed an agreement with the current charterer of its vessel extending the initial term of the charter from 2013 to 2015.

On May 9, 2011, GAS-two Ltd. signed an agreement with the current charterer of its vessel extending the initial term of the charter from 2014 to 2016.

Future gross minimum lease revenues disclosed in the above table excludes the revenues of the vessels that are under construction (Note 6), since estimated delivery dates are not confirmed. For these vessels, the following charter party agreements have been signed:

•

On May 9, 2011, GAS-three Ltd., GAS-four Ltd., GAS-five Ltd. and GAS-six Ltd. signed time charter agreements for the employment of their vessels from the date of delivery of the vessels through 2018, 2018, 2019 and 2019, respectively, with charterer options to extend the agreements for additional periods.

•

On May 11, 2011, GAS-seven Ltd. and GAS-eight Ltd. signed time charter agreements whereby the vessels will be time chartered out for the period from their delivery for seven years, with charterer options to extend the agreements for additional periods.

(d)	Guarantees

GasLog Ltd. has issued performance guarantees in favor of Samsung Heavy Industries Co. Ltd. for the installments amounting to $1,546,500,000 for vessels under construction.

GasLog Ltd. and its Subsidiaries

Notes to the consolidated financial statements
For the years ended December 31, 2009, 2010 and 2011
(All amounts expressed in U.S. Dollars)

As of December 31, 2011, GasLog LNG Services Ltd. has provided bank guarantees as follows:

•	Up to $1,250,000 (2010: $1,250,000) to third parties relating to the satisfactory performance of its ship management activities;

•	$649,224 (2010: $461,771) relating to the social security fund for Greek seamen; and

•

Bank guarantee of $10,000 (2010: $10,000) to the Greek Ministry of Finance relating to the satisfactory performance of the obligations arising under Greek laws 89/1967, 378/1968 as amended by law 814/1978.

21. Financial Risk Management

The Group’s activities expose it to a variety of financial risks, including market price risk, liquidity risk and credit risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance. The Group makes use of derivative financial instruments such as interest rate swaps to moderate certain risk exposures.

Market risk

Interest rate risk: Interest rate risk is the risk that interest costs will fluctuate due to changes in market interest rates. The Group’s financial income and operating cash flows fluctuate based on changes in market interest rates as the Group has loans that bear interest at floating rates. The Group uses interest rate swaps to manage its exposure to interest rate movements on bank borrowings. At December 31, 2011, the Group has hedged 55.51% of its variable rate interest exposure by swapping the variable rate for a fixed rate (2010: 25%).

The fair value of the swap at December 31, 2011 was estimated as a loss of $8,552,314 (2010: $5,395,407). The interest rate swap is designated as an effective cash flow hedge and the effective movement in its fair value of $431,533 loss (2010: $1,087,149 loss and 2009: $1,895,628 gain) was recognized directly in equity.

Interest rate sensitivity analysis: The interest rate swap agreements described below are subject to market risk as they are recorded at fair value in the statement of financial position at year end. The fair value of interest rate swaps increases when interest rates increase and decreases when interest rates decrease. At December 31, 2011, if interest rates had increased or decreased by 10 basis points with all other variables held constant, the positive/(negative) impact, respectively, on the fair value of the interest rate swap would have amounted to approximately $1,538,396. This amount would have affected mainly the other comprehensive income since the ineffective portion would have been at about zero. During the year ended December 31, 2011, if interest rates had increased or decreased by 10 basis points with all other variables held constant, the increase/(decrease), respectively, in interest expense on the un-hedged portion of the Group’s loans would have amounted to approximately $216,280.

Other price risk: The decrease in the market value of shares of Egypt LNG Shipping Ltd. in response to unfavorable market conditions resulting in a decrease in charter rates and vessel values could negatively impact the value of investment in associate. Therefore, management might conclude that impairment is necessary in the future.

Currency risk: Currency risk is the risk that the value of financial instruments will fluctuate due to changes in foreign exchange rates. Currency risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not the Group’s functional currency. The Group is exposed to foreign exchange risk arising from various currency exposures primarily with respect to general and crew costs denominated in Euros. The Group does not hedge movements in exchange rates but management monitors the exchange rate fluctuations on a continuous

GasLog Ltd. and its Subsidiaries

Notes to the consolidated financial statements
For the years ended December 31, 2009, 2010 and 2011
(All amounts expressed in U.S. Dollars)

basis. At December 31, 2011 and 2010, the Group had no significant foreign currency exposure, as most of the transactions impacting these financial statements were denominated in USD.

Liquidity risk

Liquidity risk is the risk that arises when the maturity of assets and liabilities does not match. An unmatched position potentially enhances profitability, but can also increase the risk of losses. The Group minimizes liquidity risk by maintaining sufficient cash and cash equivalents and by having available adequate amounts of undrawn credit facilities. The Group is not significantly exposed to liquidity risk resulting from the commitments under the vessel construction contracts as bank facilities will be contracted to meet the obligations.

The following tables detail the Group’s expected cash flows for its non-derivative financial liabilities. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Group can be required to pay. The table includes both interest and principal cash flows. Variable future interest payments were determined based on an average LIBOR plus the margins applicable to the Group’s loans at the end of each year presented.

	Weighted- average effective interest rate	Less than 1 month	1-3 months	3-12 months	1-5 years	5+ years	Total
December 31, 2011
Trade and other accounts payable	—	1,263,807	438,594	2,514	—	—	1,704,915
Due to related parties	—	114,069	—	—	—	—	114,069
Other payables and accruals	—	10,157,240	8,383,783	—	—	—	18,541,023
Other non-current liabilities	—	—	—	—	4,942,375	577,196	5,519,571
Variable interest loans	2.6%	4,379,599	3,356,881	24,432,722	161,976,471	118,521,619	312,667,292

Total	—	15,914,715	12,179,258	24,435,236	166,918,846	119,098,815	338,546,870

December 31, 2010
Trade and other accounts payable	—	118,722	1,093,838	184,477	—	—	1,397,037
Due to related parties	—	138,328	—	33,991	—	—	172,319
Other payables and accruals	—	768,332	314,986	5,901,593	—	—	6,984,911
Variable interest loans	1.9%	3,297,719	7,215,606	18,617,876	183,304,858	123,900,841	336,336,900

Total	—	4,323,101	8,624,430	24,737,937	183,304,858	123,900,841	344,891,167

The amounts included above for variable interest rate instruments is subject to change if changes in variable interest rates differ from those estimates of interest rates determined at the end of the reporting period.

The following tables detail the Group’s expected cash flows for its derivative financial liabilities. The table has been drawn up based on the undiscounted contractual net cash inflows and outflows on derivative instruments that settle on a net basis. When the amount payable or receivable is not fixed, the amount disclosed has been determined by reference to the projected interest rates as illustrated by the yield curves existing at the end of the reporting period. The undiscounted contractual cash flows are based on the contractual maturities of the derivatives.

GasLog Ltd. and its Subsidiaries

Notes to the consolidated financial statements
For the years ended December 31, 2009, 2010 and 2011
(All amounts expressed in U.S. Dollars)

	Less than 1 month	1-3 months	3-12 months	1-5 years	5+ years	Total
December 31, 2011
Interest rate swap	—	962,370	2,551,614	8,040,991	(2,771,569)	8,783,406

Total	—	962,370	2,551,614	8,040,991	(2,771,569)	8,783,406

December 31, 2010
Interest rate swap	—	701,298	1,954,029	2,974,653	—	5,629,980

Total	—	701,298	1,954,029	2,974,653	—	5,629,980

The Group expects to be able to meet its current obligations resulting from financing and operating its vessels using the liquidity existing at year end and the cash generated by operating activities. The Group expects to be able to meet its long-term obligations resulting from financing its vessels through cash generated from operations and by raising capital.

Credit risk

Credit risk is the risk that a counterparty will fail to discharge its obligations and cause a financial loss. The Group is exposed to credit risk in the event of non-performance by any of the counterparties. To limit this risk, the Group deals exclusively with creditworthy financial institutions and customers.

	At December 31,
	2010	2011
Time deposits	3,544,150	—
Trade and other receivables	821,838	2,682,820

For the three years ended December 31, 2011, substantially all of the Group’s revenue was earned from one customer and accounts receivable were not collateralized; however, management believes that the credit risk is partially offset by the creditworthiness of the Group’s counterparty. The Group did not experience significant credit losses on its accounts receivable portfolio during the three years ended December 31, 2011. The carrying amount of financial assets recorded in the consolidated financial statements represents the Group’s maximum exposure to credit risk. Management monitors exposure to credit risk, and they believe that there is no substantial credit risk arising from the Group’s counter parties.

The credit risk on liquid funds and derivative financial instruments is limited because the counterparties are banks with high credit-ratings assigned by international credit-rating agencies.

22. Derivative Financial Instruments

Interest rate swap agreements

The fair value of the interest rate swaps derivative liability is as follows:

	At December 31,
	2010	2011
Interest rate swaps, current liability	2,560,240	3,451,080
Interest rate swaps, non–current liability	2,835,167	5,101,234

Total	5,395,407	8,552,314

The principal terms of the interest rate swaps outstanding at December 31, 2010 and December 31, 2011 were as follows:

GasLog Ltd. and its Subsidiaries

Notes to the consolidated financial statements
For the years ended December 31, 2009, 2010 and 2011
(All amounts expressed in U.S. Dollars)

	GAS-one Ltd.	GAS-one Ltd.	GAS-five Ltd.	GAS-five Ltd.	GAS-six Ltd.
Counterparty	Danish Ship Finance	Danish Ship Finance	Nordea Bank Finland	Nordea Bank Finland	Nordea Bank Finland
Initial Notional Amount	80,804,648	84,187,193	60,000,000	75,000,000	75,000,000
Notional Amount, December 31, 2011	72,968,326	84,187,193	60,000,000	75,000,000	75,000,000
Trade date	Sept 2008	Oct 2011	Nov 2011	Nov 2011	Nov 2011
Effective Date	Sept 2008	Nov 2011	May 2013	May 2013	July 2013
Termination Date	August 2013	May 2020	May 2018	May 2018	July 2018
Fixed Interest Rate	3.84%	2.10%	2.04%	1.96%	2.04%

Under these swap transactions, the bank counterparty effects quarterly floating-rate payments to the Group for the relevant amount based on the three-month U.S. dollar LIBOR, and the Group effects quarterly payments to the bank on the relevant amount at the respective fixed rates.

The fixed interest agreements converted the floating interest rate exposure into a fixed interest rate in order to economically hedge the Group’s exposure to fluctuations in prevailing market interest rates (Note 12). The derivative instruments listed above, qualified as cash flow hedges.

Derivative financial instruments are initially recognized at fair value, and are subsequently remeasured to their fair value at each reporting date. The recognition of the resulting gain or loss is determined by whether there is a qualifying hedging relationship. The effectiveness of a hedging relationship is assessed at its inception and then on an ongoing basis at each reporting date. For the four swaps presented in the above table that were signed in 2011, there was a loss of $2,455,998 recognized at their inception in the consolidated statement of income under loss on interest rate swaps, as there was evidence that the respective transaction prices exceeded the valuation based on observable market data.

For the year ended December 31, 2011, the effective portion of changes in the fair value of derivatives amounting to $431,533 loss (2010: $1,087,149 loss and 2009: $1,895,628 gain) has been recognized in other comprehensive income. The loss of $269,376 relating to the ineffective portion was recognized during the year ended December 2011, in the consolidated statement of income under loss on interest rate swaps. There was no ineffective portion for the years ended December 31, 2010 and December 31, 2009.

23. Fair Value Estimation

The carrying amounts of the Group’s financial assets and liabilities recognized in the consolidated financial statements approximate their fair values.

The fair values of financial assets and financial liabilities with standard terms and conditions and traded on active liquid markets were determined with reference to quoted market prices. Where such prices were not available, a discounted cash flow analysis is performed using the applicable yield curve for the duration of the instruments.

The fair value of the interest rate swaps at the end of reporting period was determined by discounting the future cash flows using the interest rate yield curves at the end of reporting period and the credit risk inherent in the contract. The interest rate swaps were grouped into Level 2. There were no financial instruments in Levels 1 and 3 and no transfers between Levels 1, 2 or 3 during the periods presented. The definitions of the Levels, provided by IFRS 7 Financial instruments: Disclosure, are based on the degree to which the fair value is observable:

•	Level 1 fair value measurements are those derived from quoted prices in active markets for identical assets or liabilities;

GasLog Ltd. and its Subsidiaries

Notes to the consolidated financial statements
For the years ended December 31, 2009, 2010 and 2011
(All amounts expressed in U.S. Dollars)

•

Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

24. Segment Reporting

The Group’s chief operating decision maker (the “CODM”) is the Chief Executive Officer who reviews the results of the operating segments when making decisions about allocating resources and assessing performance. The segments are: (1) vessel ownership and (2) vessel management.

As of December 31, 2010 and December 31, 2011, the vessel ownership segment consisted of two LNG carriers operating on long-term, fixed rate time charter contracts with an international energy company, installments paid for two vessels under construction (Notes 6 and 20) and the Group’s participation in Egypt LNG Shipping Ltd. (Note 4). The segment results are evaluated based on profit earned from vessel operations.

As of December 31, 2010 and December 31, 2011, the vessel management segment managed a total of 14 vessels, 2 of which were vessels owned by the Group and included in vessel ownership segment and the remaining 12 of which were owned by external customers, one of which is a related party. During the year ended December 31, 2011, the vessel management segment had construction supervision projects for an average of 0.7 vessels owned by the Group. During the year ended December 31, 2010, the vessel management segment had construction supervision projects for an average of 3.8 vessels, including 1.0 vessels owned by the Group and 2.8 vessels owned by external customers. The segment results are evaluated by CODM based on the operating efficiency and the profit earned by the managed vessels.

The segment income statement comprises revenues and expenses directly attributable to each segment. Transactions between the segments are eliminated.

Unallocated items primarily comprise assets and liabilities as well as revenues and expenses relating to the Group’s administrative functions including compensation paid to senior management and directors and other costs, as well as financial investment activities. The Group had no financial investments as of December 31, 2010 and December 31, 2011.

Transactions with the other segments are based on various existing service agreements and are eliminated on consolidation. Eliminations primarily comprise of revenue earned by the vessel management segment which are operating costs of the vessels ownership segment and of intercompany receivables/payables between these two segments and elimination of intercompany profit capitalized as vessel costs by the vessel management segment.

GasLog Ltd. and its Subsidiaries

Notes to the consolidated financial statements
For the years ended December 31, 2009, 2010 and 2011
(All amounts expressed in U.S. Dollars)

The following tables include revenues and results for these segments for the years presented in these financial statements:

	As of and for the year ended December 31, 2011
	Vessel ownership	Vessel management	Unallocated	Eliminations	Total
Statement of income
Revenues from external customers(1)	55,756,426	10,714,393	—	—	66,470,819
Revenues from vessel ownership segment	—	2,577,946	—	(2,577,946)	—
Vessel operating and supervision costs	(10,099,730)	(4,692,619)	—	1,846,288	(12,946,061)
Depreciation of fixed assets	(12,612,418)	(148,721)	(66,145)	—	(12,827,284)
General and administrative expenses	(1,141,502)	(6,049,858)	(9,609,934)	804,699	(15,996,595)

Profit/(loss) from operations	31,902,776	2,401,141	(9,676,079)	73,041	24,700,879

Financial costs	(9,573,023)	(46,540)	(11,699)	—	(9,631,262)
Financial income	33,582	8,097	—	—	41,679
Loss on interest rate swaps	(2,725,374)	—	—	—	(2,725,374)
Share of profit of associate	1,311,970	—	—	—	1,311,970
Gain on disposal of subsidiaries	—	—	24,786	—	24,786

Profit/(loss) for the year	20,949,931	2,362,698	(9,662,992)	73,041	13,722,678

Statement of financial position as of December 31, 2011
Goodwill	—	—	9,511,140	—	9,511,140
Investment in associate	6,528,087	—	—	—	6,528,087
Total assets	580,799,328	7,361,882	24,359,209	(5,507,715)	607,012,704
Total liabilities	310,582,577	3,796,932	5,378,561	(3,158,887)	316,599,183
Other information for the year ended December 31, 2011
Expenditure on long-lived assets	90,860,822	516,496	383,680	73,041	91,834,039

GasLog Ltd. and its Subsidiaries

Notes to the consolidated financial statements
For the years ended December 31, 2009, 2010 and 2011
(All amounts expressed in U.S. Dollars)

	As of and for the year ended December 31, 2010
	Vessel ownership	Vessel management	Unallocated	Eliminations	Total
Statement of income
Revenues from external customers(1)	28,303,751	11,528,032	—	—	39,831,783
Revenues from vessel ownership segment	—	2,711,621	—	(2,711,621)	—
Vessel operating and supervision costs	(4,781,178)	(5,173,561)	(112,035)	1,422,717	(8,644,057)
Depreciation of fixed assets	(6,396,165)	(109,858)	(54,358)	—	(6,560,381)
General and administrative expenses	(1,188,673)	(5,508,665)	(5,562,580)	688,904	(11,571,014)
Profit/(loss) from operations	15,937,735	3,447,569	(5,728,973)	(600,000)	13,056,331
Financial costs	(4,991,011)	(47,551)	(7,555)	—	(5,046,117)
Financial income	97,987	22,833	230	—	121,050
Share of profit of associate	1,459,588	—	—	—	1,459,588

Profit/(loss) for the year	12,504,299	3,422,851	(5,736,298)	(600,000)	9,590,852

Statement of financial position as of December 31, 2010
Goodwill	—	—	9,511,140	—	9,511,140
Investment in associate	7,002,904	—	—	—	7,002,904
Total assets	491,841,277	15,179,703	19,226,294	(14,242,761)	512,004,513
Total liabilities	332,316,083	10,517,729	1,881,334	(13,642,761)	331,072,385
Other information for the year ended December 31, 2010
Expenditure on long-lived assets	228,840,597	255,351	109,563	(600,000)	228,605,511

GasLog Ltd. and its Subsidiaries

Notes to the consolidated financial statements
For the years ended December 31, 2009, 2010 and 2011
(All amounts expressed in U.S. Dollars)

	As of and for the year ended December 31, 2009
	Vessel ownership	Vessel management	Unallocated	Eliminations	Total
Statement of income
Revenues from external customers(1)	5,400	8,523,052	—	—	8,528,452
Revenues from vessel ownership segment	—	1,598,916	—	(1,598,916)	—
Vessel operating and supervision costs	—	(4,654,942)	—	1,598,916	(3,056,026)
Depreciation of fixed assets	—	(114,708)	(10,859)		(125,567)
General and administrative expenses	(120,867)	(3,414,218)	(2,706,217)	—	(6,241,302)
Profit/(loss) from operations	(115,467)	1,938,100	(2,717,076)	—	(894,443)
Financial costs	(724)	(63,497)	(7,922)	—	(72,143)
Financial income	6,061	—	46,094	—	52,155
Profit on financial investments	—	—	4,689,003	—	4,689,003
Share of profit of associate	634,870	—	—	—	634,870

Profit for the year	524,740	1,874,603	2,010,099	—	4,409,442

Statement of financial position at December 31, 2009
Goodwill	—	—	9,511,140	—	9,511,140
Investment in associate	7,113,316	—	—	—	7,113,316
Total assets	261,438,340	9,346,255	22,509,478	(15,369,692)	277,924,381
Total liabilities	193,940,234	6,411,168	1,925,321	(15,369,692)	186,907,031
Other information for the year ended December 31, 2009
Expenditure on long-lived assets	45,018,137	237,205	172,285	—	45,427,627

(1)	During 2011 and 2010, the vessel ownership segment had two vessels that were time chartered out and earned revenue from external customers.

Revenues from the vessel management segment earned from external customers are broken down as follows:

	2009	2010	2011
Management fees and other income	6,885,617	9,478,134	10,312,228
Project income	1,637,435	2,049,898	402,165

Total	8,523,052	11,528,032	10,714,393

The following table presents revenues and percentage of consolidated revenues for customers that accounted for more than 10% of the Group’s consolidated revenues during any of the periods presented.

Customer	2009		2010		2011
Major Customer	7,802,172	91%	39,062,783	98%	65,541,984	99%

25. Earnings per share

Basic earnings per share (“EPS”) was calculated by dividing the net profit for the year attributable to the owners of the common shares (including common A shares) by the weighted average number of common shares issued and outstanding during the year. Manager shares and subsidiary manager shares contain the right to receive non-forfeitable dividends (whether paid or unpaid) and participate equally

GasLog Ltd. and its Subsidiaries

Notes to the consolidated financial statements
For the years ended December 31, 2009, 2010 and 2011
(All amounts expressed in U.S. Dollars)

with common shares in undistributed earnings and therefore are participating securities and, thus, are included in the two-class method of computing EPS.

Diluted EPS is calculated by dividing the profit for the year attributable to the owners of the Group by the weighted average number of all potential ordinary shares assumed to have been converted into common shares. As the Group’s capital structure only includes common shares and manager and subsidiary manager shares which are participating securities (i.e., there are no other potential common shares), basic and diluted EPS under the two-class method was the same for the years ended December 31, 2010 and 2011.

The following reflects the earnings and share data used in the basic and diluted earnings per share computations:

	2009	2010	2011
Basic earnings per share
Profit for the year attributable to owners of the Group	4,409,442	9,848,757	14,039,651
Less: Dividends declared and allocated to manager shares and subsidiary manager shares	—	(1,500,660)	(739,468)
Add: Excess of dividends declared over earnings/(undistributed earnings) allocated to manager shares and subsidiary manager shares	—	643,845	(462,451)

Earnings attributable to the owners of common shares (including common A shares) used in the calculation of basic EPS	4,409,442	8,991,942	12,837,732

Weighted average number of shares outstanding, basic	150,000	150,000	150,577

Basic earnings per share	29	60	85

Diluted earnings per share
Profit for the year attributable to owners of the Group used in the calculation of diluted EPS	4,409,442	9,848,757	14,039,651

Weighted average number of shares outstanding, basic	150,000	150,000	150,577
Potential ordinary shares relating to manager shares and subsidiary manager shares outstanding (Note 19)	—	14,292	13,715
Weighted average number of shares used in the calculation of diluted EPS	150,000	164,292	164,292

Diluted earnings per share	29	60	85

26. Subsequent Events

In January 2012 GasLog Ltd. filed a Form F-1 registration statement with the United States Securities and Exchange Commission for the registration of shares to be offered in an initial public offering. In conjunction with the proposed initial public offering, GasLog Ltd. intends to effect a stock split, which is contemplated to occur in 2012 prior to completion of the offering.

In January 2012 the former chief executive officer of GasLog Ltd., Jeppe Jensen, resigned from his executive position and his position on the board of directors. In connection with his resignation, GasLog Ltd. entered into a separation agreement with Mr. Jensen pursuant to which the 3,367 manager shares held by Mr. Jensen were immediately converted to common shares and were purchased by Blenheim Holdings. As a result of the accelerated vesting, the Group will recognize $632,491 of additional compensation expense in the first quarter of 2012, for total compensation expense in respect of outstanding manager shares and subsidiary manager shares of $1,424,404 expected to be recognized in the first quarter of 2012. In addition to the accelerated vesting of the aforementioned shares, the Group also agreed to accelerate payment of all amounts due and payable to Mr. Jensen in respect of a special bonus awarded to him in 2011. The special bonus was recorded in the second half of 2011 when it was

GasLog Ltd. and its Subsidiaries

Notes to the consolidated financial statements
For the years ended December 31, 2009, 2010 and 2011
(All amounts expressed in U.S. Dollars)

earned, and accordingly the acceleration of amounts payable to Mr. Jensen in connection with this resignation did not result in any compensation expense for the year ending December 31, 2012.

In February 2012 the Group entered into two fixed rate interest swap agreements, effective March 31, 2014, with Skandinaviska Enskilda Banken AB (publ) and ING Bank N.V. for a notional amount of $43,500,000 each relating to the loan facility signed on December 23, 2011 that relates to GAS-eight Ltd. Under these swap transactions, the banks will effect quarterly floating-rate payments to the Group for the relevant amount based on the three-month U.S. dollar LIBOR, and the Group will effect quarterly payments to the banks on the relevant amount at a fixed rate of 2.26% The notional amount is reduced during the term of the swap transactions based on the expected principal outstanding under the respective tranche.

In February and March 2012, the Group paid $9,350,000 and $9,500,000, respectively, to Samsung Heavy Industries Co. Ltd. for the vessels under construction to be owned by GAS-three Ltd. and GAS-six Ltd.

Schedule I—Condensed Financial Information of GasLog Ltd. (parent company only)

Statements of financial position
December 31, 2010 and 2011
(All amounts expressed in U.S. Dollars)

	2010	2011
Assets
Non-current assets
Investments in subsidiaries	161,043,731	247,869,388
Tangible fixed assets	196,375	151,569

Total non-current assets	161,240,106	248,020,957

Current assets
Trade receivables and other current assets	17,628	2,930,969
Amounts due from related parties	9,204,224	558,526
Cash and cash equivalents	202,758	8,914,816

Total current assets	9,424,610	12,404,311

Total assets	170,664,716	260,425,268

Equity and liabilities
Equity
Share capital	164,292	164,292
Contributed surplus	200,283,818	302,606,325
Equity-settled employee benefits reserve	2,674,744	5,761,485
Accumulated deficit	(46,576,242)	(52,854,495)

Total equity	156,546,612	255,677,607

Current liabilities
Trade accounts payable and other current liabilities	72,478	2,624,597
Amounts due to related parties	14,045,626	2,123,064

Total current liabilities	14,118,104	4,747,661

Total equity and liabilities	170,664,716	260,425,268

Schedule I—Condensed Financial Information of GasLog Ltd. (parent company only)

Statements of Operations and Comprehensive loss
For the years ended December 31, 2009, 2010 and 2011
(All amounts expressed in U.S. Dollars)

	2009	2010	2011
Revenues		983,904	849,699
Dividend income	—	1,950,000	2,571,791
General and administrative expenses	(2,697,186)	(5,943,050)	(9,692,379)

Loss from operations	(2,697,186)	(3,009,146)	(6,270,889)
Financial costs	(6,767)	(4,909)	(7,364)
Financial income	46,095	230	—

Total other income/(expense)	39,328	(4,679)	(7,364)

Loss and comprehensive loss for the year	(2,657,858)	(3,013,825)	(6,278,253)

(Loss) per common share, basic and diluted	(18)	(20)	(42)
Weighted average common shares outstanding, basic and diluted	150,000	150,000	150,577

Schedule I—Condensed Financial Information of GasLog Ltd. (parent company only)

Cash flow statements
For the years ended December 31, 2009, 2010 and 2011
(All amounts expressed in U.S. Dollars)

	2009	2010	2011
Net cash used in operating activities	(2,750,187)	(2,304,449)	(4,741,298)
Cash flows from investing activities:
Change in amounts due from related parties	(5,996,648)	6,342,654	10,798,620
Investments in subsidiaries	(21,315,405)	(73,102,937)	(81,867,500)
Additions to tangible fixed assets	(172,328)	(67,634)	(4,954)
Dividends received	—	1,070,000	—
Financial income	46,095	230	—

Net cash used in investing activities	(27,438,286)	(65,757,687)	(71,073,834)

Cash flows from financing activities:
Change in amounts due to related parties	10,052,118	(377,992)	3,355,070
Capital contributions	19,109,620	77,405,000	83,219,567
Payment of IPO costs	—	—	(1,275,447)
Dividend paid	—	(8,996,619)	(772,000)

Net cash from financing activities	29,161,738	68,030,389	84,527,190

Net decrease in cash and cash equivalents	(1,026,735)	(31,747)	8,712,058
Cash and cash equivalents, beginning of year	1,261,240	234,505	202,758

Cash and cash equivalents, end of year	234,505	202,758	8,914,816

Schedule I—Condensed Financial Information of GasLog Ltd. (parent company only)

In the condensed financial information of GasLog Ltd. (the “Parent Company”), the Parent Company’s investments in subsidiaries were recorded at cost less any impairment. An assessment for impairment was performed when there was an indication that the investment had been impaired or the impairment losses recognized in prior years no longer existed. Had the Parent Company used the equity method of accounting for its investments in subsidiaries, net income for the Parent Company for the years ended December 31, 2009, 2010 and 2011 would have been $4,409,442, $9,848,757 and $14,039,651, respectively, and total equity of the Parent Company as of December 31, 2010 and 2011 would have been $171,733,033 and $290,413,521 respectively.

Dividends from subsidiaries were recognized when they were authorized. During the year ended December 31, 2011, the Parent Company recorded dividend income from its subsidiaries of $2,571,791 (2010: $1,950,000). No cash was received for this dividend during the year ended December 31, 2011 (2010: $1,070,000).

During the years ended December 31, 2009, 2010 and 2011, the Parent Company was a guarantor of the loans held by GAS-one Ltd. and GAS-two Ltd. as described in the Note 12 “Bank Loans” to the consolidated financial statements of GasLog Ltd. and its subsidiaries. During the year ended December 31, 2011, the Parent Company was a guarantor of the new loans held by GAS-five Ltd., GAS-six Ltd., GAS-seven Ltd., GAS-eight Ltd., GAS-nine Ltd. and GAS-ten Ltd. as described in the Note 12 “Bank Loans” to the consolidated financial statements of GasLog Ltd. and its subsidiaries.

The Parent Company issued guarantees to Samsung Heavy Industries Co. Ltd. for the installments for vessels under construction held by GAS-one Ltd., GAS-two Ltd., GAS-three Ltd., GAS-four Ltd., GAS-five Ltd., GAS-six Ltd., GAS-seven Ltd., GAS-eight Ltd., GAS-nine Ltd. and GAS-ten Ltd., as described in Note 20 to the consolidated financial statements of GasLog Ltd. and its subsidiaries.

GAS-two Ltd., a subsidiary of the Parent Company, had restricted net assets amounting to $73,193,463 and $85,116,523 as of December 31, 2010 and 2011, respectively.

The condensed financial information of GasLog Ltd., the Parent Company, should be read in conjunction with the consolidated financial statements of GasLog Ltd. and its subsidiaries.

Common Shares

GasLog Ltd.

Goldman, Sachs & Co.	Citigroup
J.P. Morgan	UBS Investment Bank

Through and including  , 2012 (the 25th day after the date of this prospectus), federal securities law may require all dealers that effect transactions in these securities, whether or not participating in this offering, to deliver a prospectus. This requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors and Officers.

Section 98 of the Companies Act 1981 of Bermuda (the “Companies Act”) provides generally that a Bermuda company may indemnify its directors, officers and auditors against any liability which by virtue of any rule of law would otherwise be imposed on them in respect of any negligence, default, breach of duty or breach of trust, except in cases where such liability arises from fraud or dishonesty of which such director, officer or auditor may be guilty in relation to the company. Section 98 further provides that a Bermuda company may indemnify its directors, officers and auditors against any liability incurred by them in defending any proceedings, whether civil or criminal, in which judgment is awarded in their favor or in which they are acquitted or granted relief by the Supreme Court of Bermuda pursuant to section 281 of the Companies Act.

We have adopted provisions in our bye-laws that provide that we shall indemnify our directors and officers in respect of their actions and omissions, except in respect of their fraud or dishonesty. Our bye-laws provide that the Company and its shareholders waive all claims or rights of action that they might have, individually or in right of the company, against any of the Company’s directors or officers for any act or failure to act in the performance of such director’s or officer’s duties, except in respect of any fraud or dishonesty of such director or officer. In addition, we have entered into indemnification agreements with our directors and officers, which provide our directors and officers with indemnification to the maximum extent permitted by applicable law.

Section 98A of the Companies Act permits us to purchase and maintain insurance for the benefit of any officer or director in respect of any loss or liability attaching to him in respect of any negligence, default, breach of duty or breach of trust, whether or not we may otherwise indemnify such officer or director. We carry insurance policies insuring our directors and officers against certain liabilities that they may incur in their capacity as directors and officers.

Additionally, the underwriting agreement, a form of which will be filed as Exhibit 1.1 hereto, will provide for the underwriters named therein to indemnify and hold harmless us and each of our directors, officers and controlling persons from and against certain liabilities, including liabilities under the Securities Act. The underwriting agreement will also provide that such underwriters will contribute to certain liabilities of such persons under the Securities Act.

Item 7. Recent Sales of Unregistered Securities.

During the year ended December 31, 2010, we granted 10,679 manager shares to our senior management personnel and 3,613 subsidiary manager shares to certain management personnel of GasLog LNG Services in order to provide such employees with strong performance incentives under their respective employment contracts. In August 2011 and January 2012, 1,645 and 3,367 manager shares were converted into common A shares and common shares, respectively. Each of these transactions was exempt from registration as a transaction that did not involve an offer or sale and, in any event, as a transaction not involving an offering in the United States under Regulation S of the Securities Act.

Concurrently with the public offering of common shares pursuant to this registration statement, we are also selling common shares through a private placement to our directors, at the public offering price. The private placement is exempt from registration as a transaction not involving any public offering in reliance upon Section 4(2) of the Securities Act.

Item 8. Exhibits and Financial Statement Schedules.

(a) Exhibits

Exhibit Number	Description
1.1	Form of Underwriting Agreement*
3.1	Form of Amended Memorandum of Association of GasLog Ltd.**
3.2	Form of Bye-laws of GasLog Ltd.**
4.1	Share Certificate*
4.2	Registration Rights Agreement*
5.1	Form of Opinion of Conyers Dill & Pearman Limited, special counsel to the Company as to Bermuda law, as to the validity of the common shares being issued*
8.1	Opinion of Cravath, Swaine & Moore LLP, United States counsel to the Company, with respect to certain tax matters**
8.2	Form of Opinion of Conyers Dill & Pearman Limited, special counsel to the Company as to Bermuda law, with respect to certain tax matters (included in Exhibit 5.1)*
10.1

Loan Agreement dated March 14, 2008 relating to a facility of up to $174,033,000 among GAS-one Ltd. as borrower, the banks and financial institutions listed in Schedule 1 thereto as lenders and Danish Ship Finance A/S (Danmarks Skibskredit A/S) as agent and security trustee**

10.2

Facility Agreement dated November 17, 2009 relating to a $147,500,000 loan facility for GAS-two Ltd., arranged by DnB Nor Bank ASA, National Bank of Greece S.A. and UBS AG, with DnB Nor Bank ASA as agent and security agent**

10.3

Loan Agreement dated October 3, 2011 relating to a facility of up to $277,000,000 among GAS-five Ltd. and GAS-six Ltd. as joint and several borrowers, the banks and financial institutions listed in Schedule 1 thereto as lenders, Nordea Bank Finland Plc, London Branch, ABN Amro Bank N.V. and Citibank Internal Plc, Greece Branch as joint lead arrangers, the banks and financial institutions listed in Schedule 2 thereto as swap banks and Nordea Bank Finland plc, London Branch as agent and security trustee**

10.4

Facility Agreement dated January 18, 2012 relating to a $144,000,000 loan facility between GAS-seven Ltd. as borrower and Credit Suisse AG as mandated lead arranger, the financial institutions listed in Schedule 1 thereto as lenders and Credit Suisse AG as hedging provider, agent and security agent**†

10.5

Facility Agreement dated December 23, 2011 relating to a $435,000,000 loan facility among GAS-eight Ltd., GAS-nine Ltd. and GAS-ten Ltd. as borrowers, DnB Bank ASA, Commonwealth Bank of Australia, Danish Ship Finance A/S, ING Bank N.V. and Skandinaviska Enskilda Banken AB (publ) as mandated lead arrangers, the financial institutions listed in Schedule 1 thereto as lenders, the financial institutions listed in Schedule 1 thereto as hedging providers and DnB Bank ASA as bookrunner, agent and security agent**†

10.6	Master Time Charter Party among GAS-one Ltd., GAS-two Ltd., GAS-three Ltd., GAS-four Ltd., GAS-five Ltd., GAS-six Ltd. and Methane Services Limited, dated May 9, 2011**†
10.7	Confirmation Memorandum between GAS-one Ltd. and Methane Services Limited, dated May 9, 2011**†
10.8	Confirmation Memorandum between GAS-two Ltd. and Methane Services Limited, dated May 9, 2011**†
10.9	Shipbuilding Contract for the construction of a 154,800 cubic meter LNG carrier Hull No. 1946, dated May 11, 2010, between Samsung Heavy Industries Co., Ltd. and GAS-three Ltd.**†
10.10	Amendment to the Shipbuilding Contract for the construction of a 154,800 cubic meter LNG carrier Hull No. 1946, dated May 4, 2011**†

Exhibit Number	Description
10.11	Shipbuilding Contract for the construction of a 154,800 cubic meter LNG carrier Hull No. 1947, dated May 11, 2010, between Samsung Heavy Industries Co., Ltd. and GAS-four Ltd.**†
10.12	Amendment to the Shipbuilding Contract for the construction of a 154,800 cubic meter LNG carrier Hull No. 1947, dated May 4, 2011**†
10.13	Shipbuilding Contract for the construction of a 154,800 cubic meter LNG carrier Hull No. 2016, dated March 30, 2011, between Samsung Heavy Industries Co., Ltd. and GAS-five Ltd.**†
10.14	Shipbuilding Contract for the construction of a 154,800 cubic meter LNG carrier Hull No. 2017, dated March 30, 2011, between Samsung Heavy Industries Co., Ltd. and GAS-six Ltd.**†
10.15	Shipbuilding Contract for the construction of a 154,800 cubic meter LNG carrier Hull No. 2041, dated June 26, 2011, between Samsung Heavy Industries Co., Ltd. and GAS-seven Ltd.**†
10.16	Shipbuilding Contract for the construction of a 154,800 cubic meter LNG carrier Hull No. 2042, dated June 26, 2011, between Samsung Heavy Industries Co., Ltd. and GAS-eight Ltd.**†
10.17	Shipbuilding Contract for the construction of a 154,800 cubic meter LNG carrier Hull No. 2043, dated July 3, 2011, between Samsung Heavy Industries Co., Ltd. and GAS-nine Ltd.**†
10.18	Shipbuilding Contract for the construction of a 154,800 cubic meter LNG carrier Hull No. 2044, dated July 3, 2011, between Samsung Heavy Industries Co., Ltd. and GAS-ten Ltd.**†
10.19	Appendix of the Private Agreement of Professional Hiring (English translation), dated December 1, 2010, between Nea Dimitra Ktimatikh Kai Emporikh S.A. and GasLog LNG Services Ltd.*
10.20	Service Level Agreement, dated February 1, 2010, between GasLog Monaco S.A.M. and Ceres Monaco S.A.M.*
10.21	Form of Indemnification Agreement for the Company’s directors and certain officers**
10.22	Form of Restrictive Covenant Agreement*
21.1	Subsidiaries
23.1	Consent of Independent Registered Public Accounting Firm
23.2	Consent of Cravath, Swaine & Moore LLP (included in Exhibit 8.1)**
23.3	Consent of Conyers Dill & Pearman Limited, special counsel to the Company as to Bermuda law (included in Exhibit 5.1)*
23.4	Consent of Clarkson Research Services Limited
24.1	Power of Attorney (included on the signature page hereto)**

*	To be provided by amendment.

**	Previously filed.

†

Confidential treatment has been requested for portions of this exhibit. These portions have been omitted from the Registration Statement and submitted separately to the Securities and Exchange Commission.

(b) Financial Statement Schedules

The financial statement schedules are omitted because they are inapplicable or the requested information is shown in the consolidated financial statements of GasLog Ltd. or related notes thereto.

Item 9. Undertakings

The undersigned Registrant hereby undertakes:

(1)

To provide to the underwriters at the closing specified in the underwriting agreement, share certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(2)

That for purposes of determining any liability under the Securities Act of 1933, as amended (the “Act”), the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(3)

That for the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Principality of Monaco, on the 6th day of March, 2012.

GASLOG LTD.

By:	/s/ Peter G. Livanos
Name:	Peter G. Livanos
Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on the 6th day of March, 2012.

Signature	Title

/S/ PETER G. LIVANOS Peter G. Livanos	Chairman of the Board, Chief Executive Officer and Director (Principal Executive Officer)
* Henrik Bjerregaard	Chief Financial Officer (Principal Financial and Accounting Officer)
* Philip Radziwill	Vice Chairman and Director
* Bruce L. Blythe	Director
* Paul J. Collins	Director
* William M. Friedrich	Director
* Julian Metherell	Director
* Anthony S. Papadimitriou	Director
* Robert D. Somerville	Director
*/S/ PETER G. LIVANOS Name: Peter G. Livanos Title: Attorney-in-fact

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant’s duly authorized representative in the United States has signed this Registration Statement in the City of Newark, State of Delaware, on March 6, 2012.

PUGLISI & ASSOCIATES

By:	/s/ Donald J. Puglisi
Name:	Donald J. Puglisi
Title:	Managing Director

EXHIBIT INDEX

Set forth below is a list of exhibits that are being or will be filed with this Registration Statement on Form F-1.

Exhibit Number	Description
1.1	Form of Underwriting Agreement*
3.1	Form of Amended Memorandum of Association of GasLog Ltd.**
3.2	Form of Bye-laws of GasLog Ltd.**
4.1	Share Certificate*
4.2	Registration Rights Agreement*
5.1	Form of Opinion of Conyers Dill & Pearman Limited, special counsel to the Company as to Bermuda law, as to the validity of the common shares being issued*
8.1	Opinion of Cravath, Swaine & Moore LLP, United States counsel to the Company, with respect to certain tax matters**
8.2	Form of Opinion of Conyers Dill & Pearman Limited, special counsel to the Company as to Bermuda law, with respect to certain tax matters (included in Exhibit 5.1)*
10.1

Loan Agreement dated March 14, 2008 relating to a facility of up to $174,033,000 among GAS-one Ltd. as borrower, the banks and financial institutions listed in Schedule 1 thereto as lenders and Danish Ship Finance A/S (Danmarks Skibskredit A/S) as agent and security trustee**

10.2

Facility Agreement dated November 17, 2009 relating to a $147,500,000 loan facility for GAS-two Ltd., arranged by DnB Nor Bank ASA, National Bank of Greece S.A. and UBS AG, with DnB Nor Bank ASA as agent and security agent**

10.3

Loan Agreement dated October 3, 2011 relating to a facility of up to $277,000,000 among GAS-five Ltd. and GAS-six Ltd. as joint and several borrowers, the banks and financial institutions listed in Schedule 1 thereto as lenders, Nordea Bank Finland Plc, London Branch, ABN Amro Bank N.V. and Citibank Internal Plc, Greece Branch as joint lead arrangers, the banks and financial institutions listed in Schedule 2 thereto as swap banks and Nordea Bank Finland plc, London Branch as agent and security trustee**

10.4

Facility Agreement dated January 18, 2012 relating to a $144,000,000 loan facility between GAS-seven Ltd. as borrower and Credit Suisse AG as mandated lead arranger, the financial institutions listed in Schedule 1 thereto as lenders and Credit Suisse AG as hedging provider, agent and security agent**†

10.5

Facility Agreement dated December 23, 2011 relating to a $435,000,000 loan facility among GAS-eight Ltd., GAS-nine Ltd. and GAS-ten Ltd. as borrowers, DnB Bank ASA, Commonwealth Bank of Australia, Danish Ship Finance A/S, ING Bank N.V. and Skandinaviska Enskilda Banken AB (publ) as mandated lead arrangers, the financial institutions listed in Schedule 1 thereto as lenders, the financial institutions listed in Schedule 1 thereto as hedging providers and DnB Bank ASA as bookrunner, agent and security agent**†

10.6	Master Time Charter Party among GAS-one Ltd., GAS-two Ltd., GAS-three Ltd., GAS-four Ltd., GAS-five Ltd., GAS-six Ltd. and Methane Services Limited, dated May 9, 2011**†
10.7	Confirmation Memorandum between GAS-one Ltd. and Methane Services Limited, dated May 9, 2011**†
10.8	Confirmation Memorandum between GAS-two Ltd. and Methane Services Limited, dated May 9, 2011**†
10.9	Shipbuilding Contract for the construction of a 154,800 cubic meter LNG carrier Hull No. 1946, dated May 11, 2010, between Samsung Heavy Industries Co., Ltd. and GAS-three Ltd.**†
10.10	Amendment to the Shipbuilding Contract for the construction of a 154,800 cubic meter LNG carrier Hull No. 1946, dated May 4, 2011**†

Exhibit Number	Description
10.11	Shipbuilding Contract for the construction of a 154,800 cubic meter LNG carrier Hull No. 1947, dated May 11, 2010, between Samsung Heavy Industries Co., Ltd. and GAS-four Ltd.**†
10.12	Amendment to the Shipbuilding Contract for the construction of a 154,800 cubic meter LNG carrier Hull No. 1947, dated May 4, 2011**†
10.13	Shipbuilding Contract for the construction of a 154,800 cubic meter LNG carrier Hull No. 2016, dated March 30, 2011, between Samsung Heavy Industries Co., Ltd. and GAS-five Ltd.**†
10.14	Shipbuilding Contract for the construction of a 154,800 cubic meter LNG carrier Hull No. 2017, dated March 30, 2011, between Samsung Heavy Industries Co., Ltd. and GAS-six Ltd.**†
10.15	Shipbuilding Contract for the construction of a 154,800 cubic meter LNG carrier Hull No. 2041, dated June 26, 2011, between Samsung Heavy Industries Co., Ltd. and GAS-seven Ltd.**†
10.16	Shipbuilding Contract for the construction of a 154,800 cubic meter LNG carrier Hull No. 2042, dated June 26, 2011, between Samsung Heavy Industries Co., Ltd. and GAS-eight Ltd.**†
10.17	Shipbuilding Contract for the construction of a 154,800 cubic meter LNG carrier Hull No. 2043, dated July 3, 2011, between Samsung Heavy Industries Co., Ltd. and GAS-nine Ltd.**†
10.18	Shipbuilding Contract for the construction of a 154,800 cubic meter LNG carrier Hull No. 2044, dated July 3, 2011, between Samsung Heavy Industries Co., Ltd. and GAS-ten Ltd.**†
10.19	Appendix of the Private Agreement of Professional Hiring (English translation), dated December 1, 2010, between Nea Dimitra Ktimatikh Kai Emporikh S.A. and GasLog LNG Services Ltd.*
10.20	Service Level Agreement, dated February 1, 2010, between GasLog Monaco S.A.M. and Ceres Monaco S.A.M.*
10.21	Form of Indemnification Agreement for the Company’s directors and certain officers**
10.22	Form of Restrictive Covenant Agreement*
21.1	Subsidiaries
23.1	Consent of Independent Registered Public Accounting Firm
23.2	Consent of Cravath, Swaine & Moore LLP (included in Exhibit 8.1)**
23.3	Consent of Conyers Dill & Pearman Limited, special counsel to the Company as to Bermuda law (included in Exhibit 5.1)*
23.4	Consent of Clarkson Research Services Limited
24.1	Power of Attorney (included on the signature page hereto)**

*	To be provided by amendment.

**	Previously filed.

†

Confidential treatment has been requested for portions of this exhibit. These portions have been omitted from the Registration Statement and submitted separately to the Securities and Exchange Commission.